Exhibit 99.1

2020 203rd Annual Report to Shareholders BMO Financial Group

Business Review

Financial Review

13 Management's Discussion and Analysis
124 Supplemental Information
138 Statement of Management's Responsibility for Financial Information
139 Independent Auditors' Report
142 Reports of Independent Registered Public Accounting Firm
145 Consolidated Financial Statements
150 Notes to Consolidated Financial Statements

Resources and Directories

212 Glossary of Financial Terms
214 Where to Find More Information
IBC Shareholder Information

< On the cover: Daphne Jones, President of Glorious Malone's Fine Sausage, Inc., a family business in Milwaukee, WI. Malone's has been a BMO customer for 12 years.

About BMO: Purpose-Driven and Future-Focused

Top 10 commercial lender

in North America

3 integrated operating groups

Business Review IFC About BMO About BMO: 1 2020: Responding to a Crisis 2 Financial Snapshot 3 Performance Highlights Purpose-Driven and 4 Chair’s Message 5 Chief Executive Officer’s Message Future-Focused 8 Zero Barriers to Inclusion 10 Our Purpose in Action 12 Board of Directors and BMO is a diversified North American financial services provider with a clear strategy Executive Committee for driving long-term growth. Anchored by superior risk management and powered Financial Review by industry-leading customer loyalty, we create sustainable value for our shareholders 13 Management’s Discussion and Analysis through three operating groups: Personal and Commercial Banking, BMO Capital 124 Supplemental Information Markets and BMO Wealth Management. We’re a digitally driven bank, supporting 138 Statement of Management’s individuals, families, businesses, institutional clients and communities with the tools Responsibility for Financial and advice they need to move ahead – delivered in a way that’s distinctly BMO. Information 139 Independent Auditors’Report We know our own growth helps fuel a more inclusive and growing economy. 142 Reports of Independent That’s why we work alongside BMO’s diverse stakeholders to advance and accelerate Registered Public Accounting positive change, united in the belief that success can and must be mutual – Firm and confident that even when the future seems uncertain, our values will guide us. 145 Consolidated Financial Statements Everything we do is underpinned by our deep sense of Purpose, which we sum up 150 Notes to Consolidated in a simple statement: Boldly Grow the Good in business and life. Financial Statements At our core, we’re led by BMO’s customers – all 12 million of them. Within our Resources and Directories integrated businesses and across a fast-paced world, it’s the people and organizations 212 Glossary of Financial Terms we work with every day who keep us agile in responding to change – and in helping 214 Where to Find More to create it. Information IBC Shareholder Information commercial 3 integrated Top 10 lender operating groups in North America providing personal and commercial banking, wealth management and capital markets. On the cover: Daphne Jones, President of Glorious Malone’s BMO Financial Group Fine Sausage, Inc., a family 2020 Sustainability Report Our 2020 reporting suite includes this Annual Report, business in Milwaukee, WI. and Public Accountability Statement which is our primary report to shareholders and other Malone’s has been a BMO stakeholders, and our Sustainability Report and Public customer for 12 years. Accountability Statement.

2020: Responding to a Crisis Any report on the past year is inevitably dominated by a single event: the global coronavirus pandemic, which has disrupted countless lives, strained healthcare systems to their limits and sparked the most dramatic economic downturn of our time. When the potential impact of COVID-19 became clear, BMO moved quickly to safeguard the health of our employees, customers and communities. And then we focused on what we do best: providing support and advice to the millions of people who count on our help to achieve their financial goals and pursue their dreams for the future. At the same time, as a trusted enabler of growth and prosperity, we’re contributing wherever we can to help sustain the resilience of the overall economy. Those efforts continue as we chart a path to recovery alongside BMO’s many stakeholders. Their drive and determination inspire our own, reinforcing our confidence that the world, however transformed, will ultimately regain its momentum. “The virus, and the economic shutdowns that slowed its march, did not stop to ask if their impacts were being shared equally by everyone on the way down. We all have a responsibility to support the most affected on the way up.” Darryl White CEO, BMO Financial Group, Financial Post, October 2020 BMO Financial Group 203rd Annual Report 2020 1

Financial Snapshot

As at or for the year ended October 31 (Canadian $ in millions, except as noted)	Reported 2020	Reported 2019	Adjusted[1] 2020	Adjusted[1] 2019
Revenue, net of CCPB[2]	**23,478**	22,774	**23,478**	22,799
Provision for credit losses	**2,953**	872	**2,953**	872
Non-interest expense	**14,177**	14,630	**14,042**	14,005
Net income	**5,097**	5,758	**5,201**	6,249
Earnings per share – diluted ($)	**7.55**	8.66	**7.71**	9.43
Return on equity (%)	**10.1%**	12.6%	**10.3%**	13.7%
Operating leverage, net of CCPB (%)	**6.2%**	(2.9%)	**2.7%**	0.8%
Common Equity Tier 1 Ratio (%)	**11.9%**	11.4%	**na**	na
Net Income by Segment[3]				
Canadian P&C	**2,028**	2,624	**2,030**	2,626
U.S. P&C	**1,277**	1,611	**1,316**	1,654
BMO Wealth Management	**1,096**	1,059	**1,130**	1,121
BMO Capital Markets	**1,087**	1,091	**1,116**	1,118
Corporate Services[4]	**(391)**	(627)	**(391)**	(270)
Net income	**5,097**	5,758	**5,201**	6,249
U.S. P&C (US$ in millions)	**950**	1,212	**980**	1,244

na – not applicable

Adjusted Net Income by Operating Group[1,2]

BMO CM 20%
Canadian P&C 36%
BMO WM 20%
U.S. P&C 24%

Adjusted Net Income by Geography[1]

U.S. 31%
Canada 58%
Other 11%

A 192-Year Dividend Record

Compound annual growth rate

5.7% BMO 15-year

5.5% BMO 5-year

Dividends declared
($ per share)

2.80
2.80
2.80
2.80
2.82
2.94
3.08
3.24
3.40
3.56
3.78
4.06
4.24
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

2 BMO Financial Group 203rd Annual Report 2020

Financial Snapshot Reported Adjusted1 Adjusted Net Income As at or for the year ended October 31 by Operating Group1,2 (Canadian $ in millions, except as noted) 2020 2019 2020 2019 Revenue, net of CCPB2 23,478 22,774 23,478 22,799 Provision for credit losses 2,953 872 2,953 872 BMO CM 20% Non-interest expense 14,177 14,630 14,042 14,005 Canadian Net income 5,097 5,758 5,201 6,249 P&C 36% Earnings per share – diluted ($) 7.55 8.66 7.71 9.43 BMO Return on equity (%) 10.1% 12.6% 10.3% 13.7% WM Operating leverage, net of CCPB (%) 6.2% (2.9%) 2.7% 0.8% 20% Common Equity Tier 1 Ratio (%) 11.9% 11.4% na na U.S. P&C Net Income by Segment3 24% Canadian P&C 2,028 2,624 2,030 2,626 U.S. P&C 1,277 1,611 1,316 1,654 BMO Wealth Management 1,096 1,059 1,130 1,121 Adjusted Net Income BMO Capital Markets 1,087 1,091 1,116 1,118 by Geography1 Corporate Services4 (391) (627) (391) (270) Net income 5,097 5,758 5,201 6,249 U.S. U.S. P&C (US$ in millions) 950 1,212 980 1,244 31% 1 Results and measures are presented on a GAAP basis. Adjusted results and measures in this table are non-GAAP Canada amounts or non-GAAP measures and are discussed in the Non-GAAP Measures section on page 17. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing 58% underlying ongoing business performance. Presenting results on both bases provides readers with a better Other understanding of how management assesses results. 11% 2 Net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). 3 Refer to page 35 for an analysis of the financial results of the bank’s operating groups. 4 Corporate Services, including Technology and Operations. Certain comparative figures have been reclassified to conform with the current year’s presentation. na – not applicable 1 Adjusted net income is a non-GAAP measure. Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 26 on page 210 of the 2 Percentages determined excluding results financial statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries. in Corporate Services. A 192-Year Dividend Record Compound annual growth rate BMO Financial Group has the longest-running dividend payout record % % of any company in Canada, at 192 years. BMO common shares had 5.7 5.5 an annual dividend yield of 5.3% at October 31, 2020. BMO 15-year BMO 5-year Dividends declared ($ per share) 4.06 4.24 3.78 3.40 3.56 3.24 2.94 3.08 2.80 2.80 2.80 2.80 2.82 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2 BMO Financial Group 203rd Annual Report 2020

Performance Highlights

Net Revenue (C$ billions)

Reported / Adjusted

21.6
22.8
23.5
2018
2019
2020

Net Income (C$ billions)

Reported & Adjusted

Adjusted
6.0
6.2
5.2
5.5
Reported
5.8
5.1
2018
2019
2020

Common Equity Tier 1 Ratio (%)

Reported

11.3
11.4
11.9
2018
2019
2020

Earnings per share growth (%)

BMO Reported
BMO Adjusted
5.3
7.4
14.3
8.3
3.3
10.3
6.0
4.9
(12.8)
(18.2)
2016
2017
2018
2019
2020

Total shareholder return (%)

BMO
S&P/TSX Composite Index
(14.6)
(2.3)
(3.1)
2.2
5.1
6.1
7.3
5.2
1-year
3-year
5-year
10-year

Medium-term objectives	**2020 financial performance**
Adjusted EPS growth of **7%** to **10%**	(18.2%)
Adjusted ROE of **15%** or more	10.3%
Adjusted net operating leverage of **2%** or more	2.7%
Capital ratios that exceed regulatory requirements	11.9% CET1 Ratio

12 million
customers globally

8th largest
bank in North America by assets

$949 billion
in total assets

BMO Financial Group 203rd Annual Report 2020 3

Performance Highlights Net Revenue (C$ billions) Net Income (C$ billions) Common Equity Tier 1 Ratio (%) Reported / Adjusted Reported & Adjusted Reported 23.5 Adjusted 6.2 6.0 11.9 22.8 11.4 11.3 5.2 5.5 5.8 21.6 Reported 5.1 2018 2019 2020 2018 2019 2020 2018 2019 2020 Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17. Earnings per share growth (%) Total shareholder return (%) Medium-term 2020 financial objectives performance BMO Reported BMO BMO Adjusted S&P/TSX Composite Index Adjusted EPS growth (18.2%) of 7% to 10% 14.3 10.3 Adjusted ROE 10.3% 7.4 8.3 7.3 of 15% or more 5.3 6.0 4.9 5.1 6.1 5.2 3.3 2.2 Adjusted net operating 2.7% (2.3) (3.1) leverage of 2% or more (12.8) Capital ratios that 11.9% (14.6) exceed regulatory CET1 Ratio (18.2) requirements 2016 2017 2018 2019 2020 1-year 3-year 5-year 10-year 8th $ 12 million largest 949 billion customers globally bank in North America by assets in total assets BMO Financial Group 203rd Annual Report 2020 3

Chair’s Message Perseverance and Resilience: An Extraordinary Year George A. Cope Chair of the Board IT WAS MY GREAT HONOUR to begin serving as Chair of the As a Board of Directors, we are elected to represent all our Board of Directors at the conclusion of BMO’s annual meeting of stakeholders’ interests. We have great confidence in your shareholders on March 31, 2020. It was an extraordinary meeting management team, led by Darryl. The Board of Directors is strong, because of the unique circumstances under which that meeting was too. There are 11 independent directors – five women and six men. conducted. It was the first “virtual” annual meeting of the bank, One of them, Ron Farmer, will retire from the board at next year’s taking place, as it did, just as the COVID-19 pandemic began to annual meeting. Ron’s contributions to our deliberations over the alter the landscape for all of us, in so many ways, big and small. years have been exceptional. We will miss Ron, and I thank him As I write this, the pandemic is still shaping our behaviour and for his 18 years of service to the bank. With Ron’s scheduled the environment in which we live our lives. retirement, Lorraine Mitchelmore was appointed to succeed Ron as chair of the Human Resources Committee. Consequently, three But the pandemic is not the first dislocation the bank has faced in of the board’s four standing committees are now chaired by its two centuries in business and, characteristically, the bank and women, with Jan Babiak and Christine Edwards continuing in their its people responded this time, as they have before, with resolve, roles as chair of the Audit and Conduct Review Committee and confidence and skill, and with the utmost flexibility. The pandemic chair of the Governance and Nominating Committee, respectively. has had a profound impact on the workplace and the way we The fourth committee is chaired by Craig Broderick, who was interact with customers, but it has not changed our commitment appointed to succeed Don Wilson III as chair of the Risk Review to support our customers and help them manage their finances, Committee when Don retired from the board in March. Credit goes nor the trust they place in us and the standards they hold us to. to my predecessor, Rob Prichard, for building this great team to Darryl White and the management team excelled in doing what provide governance oversight for the bank on behalf of shareholders. our customers expected of them: helping them get through the My term as chair began under unusual circumstances. Like the deepest and most abrupt economic reversal we have known rest of the bank, we adapted to meet the challenge and support since the Great Depression. The Board of Directors was engaged management. Thank you for the confidence you have shown in immediately and worked closely with management throughout me and my fellow directors. As shareholders, we are fortunate. the year. The results reflect the careful and strategic decisions BMO’s fundamental resilience, reinforced by the bank’s employees management made to deal with the pandemic and assist and their steadfast support for its customers, has never been our customers. in question – and this gives me great confidence in the future. The sense of Purpose that drives everyone in the bank can only Supporting our customers, always make it stronger. In his message, Darryl White describes the tremendous effort of employees across BMO to support our customers and communities when they needed it most, including collaboration with governments in delivering financial relief programs. Those efforts continue as we move from crisis to recovery. The bank is strong – and, with its diversified North American footprint, it is strategically well-positioned to pursue opportunities for growth while helping to George A. Cope restore overall economic momentum. 4 BMO Financial Group 203rd Annual Report 2020

Chief Executive Officer’s Message Ready for the Future Darryl White Chief Executive Officer DURING THE PAST YEAR, the world has been tested by two 160 basis points this year and achieving above-target adjusted extraordinary challenges: first, the coronavirus pandemic, whose net operating leverage of 2.7% . This strong performance was scale and severity triggered a global health emergency; and then balanced by appropriate loan loss provisioning. With $3.1 billion the resulting economic downturn, which has had a drastic impact of allowances for possible credit losses on performing loans, on the lives and livelihoods of millions of people. we enter the current year ready for the future. When the extent of the threat from COVID-19 became clear in early Adjusted return on equity was 10.3%, while adjusted earnings March, BMO took immediate action to protect the health of our per share was $7.71. employees – who in turn worked tirelessly to secure the well-being of Foundational to BMO’s resilience is our capital strength. With our customers and communities. The support and advice we provided, a Common Equity Tier 1 Ratio of 11.9%, up by 50 basis points and the relief programs we delivered on behalf of governments, compared to last year, we have the capacity to absorb the impacts underline the vital role a trusted financial institution plays in restoring of an uncertain environment while retaining the flexibility to stability after an economic shock. We’ll continue to help lead invest and grow in areas of strategic importance. In addition, these efforts as the world transitions from crisis to recovery. we’ve maintained the annual dividend our bank has issued The past year also saw dramatic social change across the U.S. and every year since 1829. Canada, as incidents of racial injustice sparked larger conversations about the need to build a more equitable and inclusive society. Our bank is taking steps to address these issues as well – because BMO’s deep sense of purpose we have a fundamental responsibility to be part of the solution. Built for resilience is propelling our business BMO had the benefit of strong operating momentum coming forward. We’re building a into this year. And as difficult as 2020 proved to be, we were well-positioned to provide a solid defence against uncertainty. high-performance, digitally Our bank is well-diversified in terms of geography, with our U.S. businesses accounting for approximately one-third of earnings. enabled bank that’s ready BMO also has a diverse business mix within and across personal and commercial banking, wealth management and capital markets. for the future. This strategic advantage, together with our active management of the bank’s capabilities, helped sustain our fundamental resilience through the balance of 2020, as evidenced by our Despite the challenging environment, we remain focused on year-end results. accelerating BMO’s shift to greater digitization and our ability to BMO delivered strong relative adjusted pre-provision, pre-tax create industry-leading experiences for all customers, across our earnings, generating $9.4 billion, up 7% over the previous year. retail, wealth, commercial and institutional banking franchises. We continued to make progress against our efficiency commitments, We’re speeding up structural cost improvements and making them driving our adjusted net expense-to-revenue ratio down another permanent. We’re adopting hybrid work models across the bank. Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17. BMO Financial Group 203rd Annual Report 2020 5

Chief Executive Officer’s Message BMO’s Renewed And importantly, we’ve continued to build stronger customer Strategic Priorities loyalty across our key businesses. Our #1 ranking in the J.D. Power 2020 Canada Retail Banking The fundamentals of BMO’s strategy remain Advice Satisfaction Study is just one among many markers of BMO’s success in delivering great customer experiences. Our consistent. We have renewed the bank’s progress in making banking easier through digital innovation is priorities for 2021 to reflect our strong also earning accolades – including a 2020 Artificial Intelligence momentum and the changing environment. Excellence Award from Business Intelligence Group for our use of AI to help customers spot and manage potential cash flow concerns. World-class client loyalty and growth In addition to these welcome recognitions, we’re also achieving other goals. Even before COVID-19, we’d expected to face a more Winningculture driven by alignment, constrained revenue environment in 2020. This foresight proved empowerment and recognition invaluable, making BMO an industry leader in productivity gains this year. And it continues to guide us as we identify the right levers to Digital first for speed, efficiency further boost efficiency. We’ve done what we said we’d do – and we’ll do more. and scale Strategically advantaged Simplify work and eliminate complexity As we publish this annual report, some uncertainty still clouds the economic outlook. When the world is grappling with the most Superior management of risk significant crisis since the Great Depression, there are no quick and capital performance fixes. But optimism is on the rise: we see it every day in the determination of our employees, our customers and our communities. The pace of the recovery will be uneven, varying by region and sector. Some areas of the U.S. and Canadian economies may lag; others are regaining strength, and more should soon follow, Driven by Purpose reaffirming trends that were emerging before the pandemic. Here Boldly Grow the Good in business and life – this is the Purpose again we benefit from BMO’s diversification, which ensures we’re that underpins everything we do at BMO. Our commitment to not unduly exposed in areas of greater vulnerability. Each of our doing what’s right, for our stakeholders and all of society, has businesses is backed by the resources and reach of a truly North helped us take on the pandemic’s social and economic challenges. American bank. And our Purpose has only been strengthened by calls to address In commercial banking, for example, BMO is one of the continent’s longstanding issues around racial inequality. Top 10 lenders, combining regional and sector expertise with In working to advance economic recovery, we’re acutely aware disciplined risk management. Our integrated Canada and U.S. teams that progress is only sustainable if every member of society generate about 30% of total revenues, delivering consistently has equal access to opportunity. That’s why we’ve launched a strong returns. And our collaborative approach to client relationships, landmark initiative called Zero Barriers to Inclusion 2025. Building supported by a robust cross-border platform, extends opportunities on our history of championing diversity – and inspired by frank across commercial and personal banking, wealth management conversations across the bank – we’re taking action to advance and capital markets. racial equality among our key stakeholder groups. This integration of talent and capabilities gives us a unique Within BMO, we’ve broadened measures to attract and develop competitive advantage as we help customers regain stability and diverse talent while eliminating barriers to career advancement move ahead. And guiding all of our decisions and actions are our and setting clear targets for measuring progress. Among our strategic priorities (see box), which we’ve renewed in the past customers, we’re providing more capital for minority-owned year to further intensify our focus on execution. businesses and opening doors to other sources of long-term Looking ahead, we see opportunities to invest and grow – in areas financing. And in our communities, we continue to champion the of strategic importance, and in those with attractive financial kind of inclusive local economic initiatives exemplified by our prospects – as we pursue our longer-term strategic objectives. multi-million-dollar investments in Chicago and Toronto. 6 BMO Financial Group 203rd Annual Report 2020

BMO’s ambition is defined by strategic initiatives that will cement our leadership position among our North American peers. More fundamentally, our plan is grounded in the strength of our people – their high engagement, personal integrity, sense of responsibility and customer focus. Aligned in our values and goals, and applying the insights we’ve gained into what inspires customers and increases their loyalty, we’re driving innovation and performance from the bottom up. We’re being bolder about BMO’s strategic agenda, focusing our resources where our businesses have competitive market Luna Guha, Senior Manager, Strategy and Business Operations, Wealth Management. We continue our disciplined focus on share and are well-positioned to deliver improving the bank’s efficiency and return profile, building on strong returns – now, and in the future. efforts that began before the pandemic. Our ability to act strategically and decisively in times of disruptive change runs deep: it’s what BMO has always done. We’ve been These efforts to remove the barriers that have held so many people nimble in how we respond and adjust to drive change, both within back are framed by BMO’s overall commitment to sustainability. the bank and as we keep pace with a fast-moving world. This has Our bank is a leader in sustainable finance and other innovative fuelled our response to COVID-19, as everyone at BMO has strategies to support the global response to climate change – embraced the critical front-line role that bankers play in ensuring because we know that social well-being can’t fully take root as long communities’ economic health. In particular, I want to take this as the planet is under threat. It’s an issue that has only grown more opportunity to salute the thousands of employees who’ve worked urgent over the past year, as many of our communities were hit with empathy, adaptability and resolve in our branches, contact hard by storms, floods, wildfires and other extreme weather events. centres and other areas that deliver core banking services. On We were proud to have our work in this area recognized by behalf of your colleagues and the bank’s shareholders, thank you The Wall Street Journal, which placed BMO first among all banks for your dedication to supporting our customers today – and and #15 among 5,500 global companies in its 2020 rankings of helping them prepare for a better tomorrow. the 100 Most Sustainably Managed Companies in the World. Here’s what gives us confidence: BMO’s proven strengths – our (Our 2020 Sustainability Report and 2020 Climate Report provide operating momentum, our intense customer focus, our industry-comprehensive updates on recent progress.) leading digital capabilities, our push for greater efficiency and higher return on equity – and as always, our strong capital position and Our bold ambition superior management of risk. Building on these advantages, we’re transforming BMO into a stronger, even more competitive bank. BMO’s deep sense of Purpose is propelling our business forward. Leveraging our pre-crisis strength and momentum, we’re building While the road to recovery is still being mapped, there’s no doubt a high-performance, digitally enabled bank that’s ready for the as to the ultimate destination. And we know that our bank, as a future. In digital sales of products and services, for example, we’re catalyst and accelerator of growth, will navigate the challenges already top-tier among Canadian retail banks, and are always ahead, seizing opportunities to lead in the post-pandemic world. looking ahead. We’re able to sustain this speed and agility because Because at our core, we’re led by our customers – all 12 million of BMO’s transformation is about more than channels and platforms: them – whose resilience reinforces our own. we’re creating digital operating models that extend to every area, driving efficiency, supporting innovative ways of working and delivering the speed, simplicity and flexibility that customers expect. A case in point is our rapid response to the pandemic, which saw some 30,000 BMO employees transition almost overnight to working from home, backed by the resilience and adaptability of our technology infrastructure. Darryl White BMO Financial Group 203rd Annual Report 2020 7

Equity. Inclusion. Racial justice. Bold action has taken too long. The time is now. In the past year, communities across North America experienced episodes of racial injustice that galvanized public opinion and sparked renewed calls for change. BMO has long supported efforts to strengthen diversity and inclusion – in our own organization, in our interactions with customers and in society generally. Now we’ve launched a major initiative to help further advance social equity and remove the barriers that prevent people from pursuing opportunity. Throughout 2020, BMO partnered with Chicago students and local not-for-profits to transform the plywood temporarily covering our main Chicago branch during protests into a series of murals. These powerful works of art express messages of hope and unity, representing the opportunity we all have to create a more inclusive community together. 8 BMO Financial Group 203rd Annual Report 2020

Zero Barriers to Inclusion

Colleagues

We've introduced measures to recruit and develop diverse talent – with a focus on Latinx, Black and Indigenous employees, as well as new goals for People of Colour and LGBTQ2+ employees – while providing clearer paths to advancement.

Customers

We're providing more capital and support for minority-led businesses and organizations, and also helping to attract long-term investment from governments, philanthropies and the business community.

Communities

We're spearheading inclusive local economic initiatives across the U.S. and Canada, expanding on our multi-million-dollar investments in Chicago and Toronto. We've also donated $1 million to social justice organizations.

BMO Financial Group 203rd Annual Report 2020 9

Zero Barriers to Inclusion Helping to create a more equitable and inclusive society is core to BMO’s Purpose. As a responsible company, we’ve always measured our success by the success of our stakeholders – and we’ll only achieve our full potential when everyone has equal access to social and economic well-being. That’s the spirit driving Zero Barriers to Inclusion 2025. Building on our legacy of embracing difference, and guided by candid conversations with groups across the bank, we’re taking concrete steps to address racial inequality in three key areas: Colleagues Customers Communities We’ve introduced We’re providing more We’re spearheading measures to recruit and capital and support for inclusive local economic develop diverse talent – minority-led businesses initiatives across the U.S. with a focus on Latinx, and organizations, and and Canada, expanding Black and Indigenous also helping to attract on our multi-million- employees, as well as long-term investment dollar investments in new goals for People from governments, Chicago and Toronto. of Colour and LGBTQ2+ philanthropies and the We’ve also donated employees – while business community. $1 million to social providing clearer paths justice organizations. to advancement. BMO Financial Group 203rd Annual Report 2020 9

Our Purpose in Action

BMO

Supporting businesses hit hard by COVID-19

A recognized leader in sustainable finance

Digital innovation makes customers' lives easier

BMO is making digital banking simpler and safer than ever with three Canadian firsts. Using BMO QuickPay, customers can pay bills without even logging into mobile or online banking. Our digital line of credit enables secure personal lending via a mobile device. And customers can now reset their Mastercard PINs remotely, making purchases with confidence wherever they are.

Helping build healthier Indigenous communities

In partnership with the Hewitt Foundation, BMO has announced a landmark $5-million donation to Montreal Children's Hospital Foundation to support social pediatric services for several growing Indigenous communities in Northern Quebec.

Biometrics make business banking more secure

BMO is the first Canadian bank to offer comprehensive biometric security protection for commercial customers. Our business banking app allows authentication by fingerprint, retina, voice and face, ensuring safe and convenient payments from a mobile device or desktop. This helped us win a 2019 Impact Innovation Award from Aite Group, a global research and advisory firm.

Investing US$5 billion in greater economic equity

In fall 2020, we launched BMO EMpower, an initiative to help advance a more inclusive and equitable economic recovery in the U.S. We'll be directing US$5 billion over five years to support minority businesses, families and communities, addressing longstanding challenges that have only deepened during the pandemic.

10 BMO Financial Group 203rd Annual Report 2020

Our Purpose in Action Our Purpose inspires us to act decisively in the face of change. It attaches intention to our strategic priorities, grounds our actions in a set of shared values and gives direction to our growth. Supporting businesses hit Digital innovation makes Biometrics make business hard by COVID-19 customers’ lives easier banking more secure BMO customers coping with the pandemic BMO is making digital banking simpler BMO is the first Canadian bank to offer count on us for financial support and and safer than ever with three Canadian comprehensive biometric security advice, including access to government firsts. Using BMO QuickPay, customers protection for commercial customers. Our relief programs. By year-end, we’d can pay bills without even logging into business banking app allows authentication arranged US$5.2 billion in funding for mobile or online banking. Our digital line by fingerprint, retina, voice and face, more than 22,000 businesses through the of credit enables secure personal lending ensuring safe and convenient payments U.S. Paycheck Protection Program (PPP). via a mobile device. And customers can from a mobile device or desktop. This In Canada, we facilitated $2.9 billion in now reset their Mastercard PINs remotely, helped us win a 2019 Impact Innovation interest-free loans through the Canada making purchases with confidence Award from Aite Group, a global research Emergency Business Account (CEBA), wherever they are. and advisory firm. assisting over 72,000 small businesses and not-for-profits. Helping build healthier Investing US$5 billion in Indigenous communities greater economic equity A recognized leader in sustainable finance In partnership with the Hewitt Foundation, In fall 2020, we launched BMO EMpower, BMO has announced a landmark $5-million an initiative to help advance a more BMO is increasingly prominent in the world donation to Montreal Children’s Hospital inclusive and equitable economic recovery of sustainable finance – including as joint Foundation to support social pediatric in the U.S. We’ll be directing US$5 billion lead manager on a five-year, US$8-billion services for several growing Indigenous over five years to support minority sustainable development bond issued by communities in Northern Quebec. businesses, families and communities, the World Bank. The largest such bond addressing longstanding challenges that ever issued by a supranational, it’s aimed have only deepened during the pandemic. at strengthening healthcare systems in countries challenged by COVID-19. 10 BMO Financial Group 203rd Annual Report 2020

BOLDLY GROW THE GOOD

IN BUSINESS AND LIFE

Our Bold Commitments

FOR A SUSTAINABLE FUTURE

By mobilizing $400 billion for sustainable finance by 2025

FOR A THRIVING ECONOMY

By doubling our support for small business and women entrepreneurs

FOR AN INCLUSIVE SOCIETY

By committing to zero barriers to inclusion

Removing barriers that have held people back

Investing in the Sustainable Development Goals

In 2019, BMO Global Asset Management launched the SDG Engagement Global Equity Fund, which is aligned with the UN's Sustainable Development Goals. As of our 2020 year-end, the innovative fund had raised over $1 billion and delivered returns 700 basis points over equity market benchmarks – rewarding BMO clients, growing our own business and, best of all, helping to build a more sustainable world.

#1 for customer satisfaction

Top U.S. rankings for equity

In 2020, *Forbes* once again ranked BMO Harris Bank among America's Best Employers for Women, as well as Best Employers for Diversity. BMO was also included on the Bloomberg Financial Services Gender-Equality Index for the fifth year in a row.

AI innovation award

#1 sustainably managed bank

BMO Financial Group 203rd Annual Report 2020 11

Our Bold Commitments FOR A FOR A FOR AN SUSTAINABLE FUTURE THRIVING ECONOMY INCLUSIVE SOCIETY By mobilizing $400 billion for By doubling our support for By committing to zero barriers sustainable finance by 2025 small business and women to inclusion entrepreneurs Removing barriers that AI innovation have held people back # for customer 1satisfaction award BMO’s bold initiative to advance social equity, Zero Barriers to Inclusion 2025, BMO received the highest ranking BMO was recognized with a 2020 includes concrete measures to recruit and among Canada’s largest banks in Artificial Intelligence Excellence Award develop employees who identify as Black, the J.D. Power 2020 Canada Retail from Business Intelligence Group for Banking Advice Satisfaction Study. our innovative solution that uses AI to Latinx, Indigenous, People of Colour and We scored top marks for frequency, monitor customers’ cash flow needs, LGBTQ2+, helping them move ahead in relevance, clarity and quality of flagging potential shortfalls so they their careers (see page 9). advice, as well as concern for can proactively adjust their finances. Investing in the Sustainable customer needs. Development Goals Top U.S. rankings sustainably # In 2019, BMO Global Asset Management for equity 1managed bank launched the SDG Engagement Global Equity Fund, which is aligned with the In 2020, Forbes once again ranked BMO was ranked first among all UN’s Sustainable Development Goals. As BMO Harris Bank among America’s banks and #15 of 5,500 global of our 2020 year-end, the innovative fund Best Employers for Women, as well enterprises in the 2020 Wall Street had raised over $1 billion and delivered as Best Employers for Diversity. BMO Journal survey of the 100 Most returns 700 basis points over equity market was also included on the Bloomberg Sustainably Managed Companies in benchmarks – rewarding BMO clients, Financial Services Gender-Equality the World. growing our own business and, best of all, Index for the fifth year in a row. helping to build a more sustainable world. BMO Financial Group 203rd Annual Report 2020 11

Board of Directors[1]

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate Director
Board/Committees:
Audit and Conduct Review (Chair), Governance and Nominating
Director since: 2012

Sophie Brochu, C.M.
President and Chief Executive Officer, Hydro-Québec
Board/Committees:
Audit and Conduct Review, Governance and Nominating
Director since: 2011

Craig W. Broderick
Corporate Director
Board/Committees:
Governance and Nominating, Risk Review (Chair)
Director since: 2018

George A. Cope, C.M.
Board/Committees:
Board Chair, Governance and Nominating, Human Resources
Director since: 2006

Christine A. Edwards
Capital Partner, Winston & Strawn LLP
Board/Committees:
Governance and Nominating (Chair), Human Resources, Risk Review
Director since: 2010

Dr. Martin S. Eichenbaum
Charles Moskos Professor of Economics, Northwestern University
Board/Committees:
Audit and Conduct Review, Risk Review
Director since: 2015

Ronald H. Farmer
Managing Director, Mosaic Capital Partners
Board/Committees:
Human Resources, Risk Review
Director since: 2003

David Harquail
Chair of the Board, Franco-Nevada Corporation
Board/Committees:
Audit and Conduct Review
Director since: 2018

Linda S. Huber
Corporate Director
Board/Committees:
Audit and Conduct Review, Risk Review
Director since: 2017

Eric R. La Flèche
President and Chief Executive Officer, Metro Inc.
Board/Committees:
Human Resources
Director since: 2012

Lorraine Mitchelmore
Corporate Director
Board/Committees:
Governance and Nominating, Human Resources (Chair), Risk Review
Director since: 2015

Darryl White
Chief Executive Officer, BMO Financial Group
Board/Committees:
Attends all committee meetings as an invitee
Director since: 2017

[1] As at November 1, 2020.

Executive Committee[2]

Darryl White
Chief Executive Officer, BMO Financial Group

Daniel Barclay
Group Head, BMO Capital Markets

David Casper
Chief Executive Officer, BMO Financial Corp. and Group Head, North American Commercial Banking

Patrick Cronin
Chief Risk Officer, BMO Financial Group

Simon Fish
General Counsel, BMO Financial Group

Thomas Flynn
Chief Financial Officer, BMO Financial Group

Cameron Fowler
Chief, Strategy and Operations Officer, BMO Financial Group

Ernie (Erminia) Johannson
Group Head, North American Personal and Business Banking

Mona Malone
Head, People & Culture and Chief Human Resources Officer, BMO Financial Group

Joanna Rotenberg
Group Head, BMO Wealth Management

Steve Tennyson
Chief Technology and Operations Officer, BMO Financial Group

Tayfun Tuzun[3]
Deputy Chief Financial Officer, BMO Financial Group

12 BMO Financial Group 203rd Annual Report 2020

Board of Directors1 Janice M. Babiak, CPA (US), Christine A. Edwards Linda S. Huber 1 As at November 1, 2020. CA (UK), CISM, CISA Capital Partner, Winston & Strawn LLP Corporate Director Corporate Director Board/Committees: Board/Committees: Board/Committees: Governance and Nominating (Chair), Audit and Conduct Review, Audit and Conduct Review (Chair), Human Resources, Risk Review Governance and Nominating Risk Review Director since: 2017 Director since: 2012 Director since: 2010 Eric R. La Flèche Sophie Brochu, C.M. Dr. Martin S. Eichenbaum President and Chief Executive Officer, President and Chief Executive Officer, Charles Moskos Professor of Metro Inc. Hydro-Québec Economics, Northwestern University Board/Committees: Board/Committees: Board/Committees: Human Resources Audit and Conduct Review, Audit and Conduct Review, Director since: 2012 Governance and Nominating Risk Review Director since: 2011 Director since: 2015 Lorraine Mitchelmore Corporate Director Craig W. Broderick Ronald H. Farmer Board/Committees: Corporate Director Managing Director, Governance and Nominating, Board/Committees: Mosaic Capital Partners Human Resources (Chair), Governance and Nominating, Board/Committees: Risk Review Risk Review (Chair) Human Resources, Director since: 2015 Director since: 2018 Risk Review Director since: 2003 Darryl White George A. Cope, C.M. Chief Executive Officer, Board/Committees: David Harquail BMO Financial Group Board Chair, Chair of the Board, Board/Committees: Governance and Nominating, Franco-Nevada Corporation Attends all committee meetings Human Resources Board/Committees: as an invitee Director since: 2006 Audit and Conduct Review Director since: 2017 Director since: 2018 Executive Committee2 Darryl White Simon Fish Mona Malone 2 As at November 1, 2020. Chief Executive Officer, General Counsel, Head, 3 As of November 16, 2020. BMO Financial Group BMO Financial Group People & Culture and Chief Human Resources Officer, Daniel Barclay Thomas Flynn BMO Financial Group Group Head, Chief Financial Officer, BMO Capital Markets BMO Financial Group Joanna Rotenberg Group Head, David Casper Cameron Fowler BMO Wealth Management Chief Executive Officer, Chief, BMO Financial Corp. Strategy and Operations Officer, Steve Tennyson and Group Head, BMO Financial Group Chief Technology North American and Operations Officer, Commercial Banking Ernie (Erminia) Johannson BMO Financial Group Group Head, Patrick Cronin North American Personal Tayfun Tuzun3 Chief Risk Officer, and Business Banking Deputy Chief Financial Officer, BMO Financial Group BMO Financial Group 12 BMO Financial Group 203rd Annual Report 2020

Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 138, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2020 and 2019. The MD&A should be read in conjunction with the bank’s consolidated financial statements for the year ended October 31, 2020. The MD&A commentary is as at December 1, 2020. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. BMO also complies with interpretations of IFRS by its regulator, the Office of the Superintendent of Financial Institutions Canada. References to generally accepted accounting principles (GAAP) mean IFRS.

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Prior periods have been reclassified for methodology changes and transfers of certain businesses between operating groups. Refer to page 35.

Index

14	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.

15	Who We Are provides an overview of BMO Financial Group, its financial objectives and key performance data.

16	Financial Highlights

17	Non-GAAP Measures

18	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2020 and the bank’s expectations for 2021.

20	Enterprise-Wide Strategy outlines BMO’s enterprise-wide strategy and the context in which it is developed.

21	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.
21	Total Shareholder Return
21	Earnings per Share Growth
22	Return on Equity
22	Common Equity Tier 1 Ratio

23

2020 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes a summary of the impact of changes in foreign exchange rates.

34

2020 Operating Groups Performance Review outlines the strategies and key priorities of BMO’s operating groups and the challenges they face. It also includes a summary of achievements in 2020, the focus for 2021, and a review of financial performance for the year and the business environment in which they operate.

34	Summary
35	Personal and Commercial Banking
36	Canadian Personal and Commercial Banking
40	U.S. Personal and Commercial Banking
44	BMO Wealth Management
48	BMO Capital Markets
52	Corporate Services, including Technology and Operations

54	Summary Quarterly Earnings Trends, Review of Fourth Quarter 2020 Performance and 2019 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2020.

60	Financial Condition Review comments on BMO’s assets and liabilities by major balance sheet category. It includes a review of its capital adequacy and its approach to optimizing the bank’s capital position to support its business strategies and maximize returns to shareholders. It also includes a review of off-balance sheet arrangements.
60	Summary Balance Sheet
63	Enterprise-Wide Capital Management
71	Off-Balance Sheet Arrangements

73	Enterprise-Wide Risk Management outlines BMO’s approach to managing key financial risks and other related risks it faces.
73	Risks That May Affect Future Results
78	Risk Management Overview
79	Framework and Risks
84	Credit and Counterparty Risk
92	Market Risk
97	Insurance Risk
97	Liquidity and Funding Risk
106	Operational Risk
110	Legal and Regulatory Risk
112	Strategic Risk
112	Environmental and Social Risk
113	Reputation Risk

114	Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2020 and for future periods. It also outlines the bank’s evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosures recommended by the Enhanced Disclosure Task Force.
114	Critical Accounting Estimates
118	Changes in Accounting Policies in 2020
119	Future Changes in Accounting Policies
119	Transactions with Related Parties
120	Shareholders’ Auditors’ Services and Fees
121	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
122	Enhanced Disclosure Task Force

124	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

BMO’s continuous disclosure materials, including its interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on BMO’s website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting. Information contained in or otherwise accessible through the bank’s website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

BMO Financial Group 203rd Annual Report 2020	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section starting on page 73 describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk. Should the bank’s risk management framework prove ineffective, there could be a material adverse impact on its financial position and results.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to the bank’s objectives and priorities for fiscal 2021 and beyond, its strategies or future actions, its targets, expectations for its financial condition or share price, the regulatory environment in which it operates and the results of or outlook for its operations or for the Canadian, U.S. and international economies, its response to the COVID-19 pandemic and its expected impact on the bank’s business, operations, earnings, results, and financial performance and condition, as well as its impact on the bank’s customers, competitors, reputation and trading exposures, and include statements of the bank’s management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require the bank to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. The bank cautions readers of this document not to place undue reliance on forward-looking statements, as a number of factors – many of which are beyond its control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect the bank’s future results; the possible impact on the bank’s business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which the bank operates; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which the bank operates; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information the bank obtains with respect to its customers and counterparties; failure of third parties to comply with their obligations to the bank; the bank’s ability to execute its strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to the bank’s credit ratings; global capital markets activities; the possible effects on the bank’s business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the bank’s ability to anticipate and effectively manage risks arising from all of the foregoing factors.

The bank cautions that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect the bank’s results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73, all of which outline certain key factors and risks that may affect the bank’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders in understanding the bank’s financial position as at and for the periods ended on the dates presented, as well as its strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18, as well as in the Allowance for Credit Losses section on page 114. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on the bank’s business, are material factors the bank considers when determining its strategic priorities, objectives and expectations for its business. In determining expectations for economic growth, the bank primarily considers historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

14	BMO Financial Group 203rd Annual Report 2020

Who We Are

Established in 1817, BMO Financial Group (BMO, Bank of Montreal or the bank) is a highly diversified financial services provider based in North America. BMO has a deep sense of purpose and a clear strategy for long-term growth. It is the eighth largest bank in North America by assets, with total assets of $949 billion, and has an engaged and diverse base of employees. BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services, conducting business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets. The bank serves eight million customers across Canada through its Canadian personal and commercial banking arm, BMO Bank of Montreal. In the United States, the bank serves more than two million personal, business and commercial banking customers through BMO Harris Bank, based in the U.S. Midwest. BMO also serves customers through its wealth management businesses – BMO Private Wealth, BMO InvestorLine, BMO Wealth Management U.S., BMO Global Asset Management and BMO Insurance. BMO Capital Markets provides a full suite of financial products and services to North American and international corporate, institutional and government clients, through its Investment and Corporate Banking and Global Markets divisions.

BMO’s Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. These measures establish a range of performance objectives over time. The bank aims to deliver top-tier total shareholder return and achieve its financial objectives by aligning the operations with, and executing on, its strategic priorities. BMO considers top-tier returns to be top-quartile shareholder returns, relative to the Canadian and North American peer groups.

BMO’s business planning process is rigorous, sets ambitious goals and considers the prevailing economic conditions, risk appetite, its customers’ evolving needs and the opportunities available across the lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward the bank’s strategic priorities.

The medium-term financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of 15% or more, generate average annual net operating leverage of 2% or more and maintain capital ratios that exceed regulatory requirements. These objectives are guideposts as the bank executes against its strategic priorities. BMO recognizes, in managing its operations and risk, that current profitability and the ability to meet these objectives in a single period must be balanced with the need to invest in the businesses for future long-term health and growth prospects.

The COVID-19 pandemic has had a negative impact on the global economy and there has been a corresponding negative impact on the bank’s financial results in 2020. BMO’s one-year adjusted EPS of $7.71 in 2020 was down 18.2% from 2019, as the bank appropriately set aside provisions for credit losses. Adjusted net operating leverage in 2020 was positive 2.7%, reflecting the benefits of the bank’s diversified business model and continued focus on disciplined expense management. Adjusted net operating leverage has been positive in each of the past five years. The one-year adjusted ROE was 10.3%, down from 13.7% in 2019, and has averaged approximately 13% over the past five years. With interest rates expected to remain low over the medium term and expectations for increased capital requirements, ROE of 15% will be challenging to meet in the near term, although BMO believes it to be an appropriate objective as the bank continues to invest in areas of strategic importance and enhance the efficiency and profitability of its business. BMO is well-capitalized with a Common Equity Tier 1 Ratio of 11.9%.

Key Performance Data

As at and for the periods ended October 31, 2020	1-year	5-year*	10-year*
Average annual total shareholder return	(14.6)	5.1	7.3
Average growth in annual EPS	(12.8)	3.2	5.2
Average growth in annual adjusted EPS	(18.2)	2.6	5.2
Average annual ROE	10.1	12.2	13.4
Average annual adjusted ROE	10.3	13.1	13.9
Compound growth in annual dividends declared per share	4.4	5.5	4.2
Dividend yield**	5.3	4.2	4.3
Price-to-earnings multiple**	10.5	11.7	11.7
Market value/book value ratio**	1.02	1.39	1.46
Common Equity Tier 1 Ratio	11.9	na	na

*

5-year and 10-year growth rates reflect growth based on Canadian GAAP in 2010 and IFRS in 2015 and 2020, respectively. As results for years prior to 2011 have not been restated, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

**	1-year measure as at October 31, 2020; 5-year and 10-year measures are the average of year-end values.
na	– not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO’s Financial Objectives section above and the Economic Developments and Outlook and Enterprise-Wide Strategy sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require the bank to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements on page 14 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

BMO Financial Group 203rd Annual Report 2020	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights

(Canadian $ in millions, except as noted)	2020	2019	2018

Summary Income Statement
Net interest income (1)	13,971	12,888	11,438
Non-interest revenue	11,215	12,595	11,467
Revenue	25,186	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,708	2,709	1,352
Revenue, net of CCPB	23,478	22,774	21,553
Provision for (recovery of) credit losses on impaired loans	1,522	751	700
Provision for (recovery of) credit losses on performing loans	1,431	121	(38)
Total provision for credit losses	2,953	872	662
Non-interest expense	14,177	14,630	13,477
Provision for income taxes (2)	1,251	1,514	1,961
Net income	5,097	5,758	5,453
Adjusted net income	5,201	6,249	5,982

Common Share Data ($, except as noted)
Earnings per share	7.55	8.66	8.17
Adjusted earnings per share	7.71	9.43	8.99
Earnings per share growth (%)	(12.8)	6.0	3.3
Adjusted earnings per share growth (%)	(18.2)	4.9	10.3
Dividends declared per share	4.24	4.06	3.78
Book value per share	77.40	71.54	64.73
Closing share price	79.33	97.50	98.43
Number of common shares outstanding (in millions)
End of period	645.9	639.2	639.3
Average diluted	642.1	640.4	644.9
Total market value of common shares ($ billions)	51.2	62.3	62.9
Dividend yield (%)	5.3	4.2	3.8
Dividend payout ratio (%)	56.1	46.8	46.1
Adjusted dividend payout ratio (%)	54.9	43.0	41.9

Financial Measures and Ratios (%)
Return on equity	10.1	12.6	13.3
Adjusted return on equity	10.3	13.7	14.6
Return on tangible common equity	11.9	15.1	16.2
Adjusted return on tangible common equity	11.9	16.1	17.5
Net income growth	(11.5)	5.6	2.1
Adjusted net income growth	(16.8)	4.5	8.8
Revenue growth	(1.2)	11.3	3.6
Revenue growth, net of CCPB	3.1	5.7	4.8
Non-interest expense growth	(3.1)	8.6	2.2
Adjusted non-interest expense growth	0.3	5.0	3.5
Efficiency ratio, net of CCPB	60.4	64.2	62.5
Adjusted efficiency ratio, net of CCPB	59.8	61.4	61.9
Operating leverage, net of CCPB	6.2	(2.9)	2.6
Adjusted operating leverage, net of CCPB	2.7	0.8	1.3
Net interest margin on average earning assets	1.64	1.70	1.67
Effective tax rate (2)	19.7	20.8	26.5
Adjusted effective tax rate	19.8	21.1	20.7
Total PCL-to-average net loans and acceptances (annualized)	0.63	0.20	0.17
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.33	0.17	0.18

Balance Sheet (as at $ millions, except as noted)
Assets	949,261	852,195	773,293
Gross loans and acceptances	461,800	451,537	404,215
Net loans and acceptances	458,497	449,687	402,576
Deposits	659,034	568,143	520,928
Common shareholders’ equity	49,995	45,728	41,381
Cash and securities-to-total assets ratio (%)	31.7	28.9	29.9

Capital Ratios (%)
Common Equity Tier 1 Ratio	11.9	11.4	11.3
Tier 1 Capital Ratio	13.6	13.0	12.9
Total Capital Ratio	16.2	15.2	15.2
Leverage Ratio	4.8	4.3	4.2

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3319	1.3165	1.3169
Average Canadian/U.S. dollar	1.3441	1.3290	1.2878

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. BMO recognized $360 million of depreciation on the right-of-use assets recorded in non-interest expense and $53 million of interest on the lease liability recorded in interest expense. Refer to the Changes in Accounting Policies in 2020 section on page 118 for further details.

(2)

Fiscal 2018 reported net income included a $425 million (US$339 million) charge related to the revaluation of the bank’s U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 116.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

16	BMO Financial Group 203rd Annual Report 2020

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP measures. Refer to the Foreign Exchange section on page 23 for a discussion of the effects of changes in exchange rates on BMO’s results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

(Canadian $ in millions, except as noted)	2020	2019	2018

Reported Results
Revenue	25,186	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,708)	(2,709)	(1,352)
Revenue, net of CCPB	23,478	22,774	21,553
Provision for credit losses	(2,953)	(872)	(662)
Non-interest expense	(14,177)	(14,630)	(13,477)
Income before income taxes	6,348	7,272	7,414
Provision for income taxes	(1,251)	(1,514)	(1,961)
Net Income	5,097	5,758	5,453
Diluted EPS ($)	7.55	8.66	8.17

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(14)	(13)	(34)
Amortization of acquisition-related intangible assets (3)	(121)	(128)	(116)
Restructuring costs (4)	–	(484)	(260)
Reinsurance adjustment (5)	–	(25)	–
Benefit from the remeasurement of an employee benefit liability (6)	–	–	277
Adjusting items included in reported pre-tax income	(135)	(650)	(133)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(11)	(10)	(25)
Amortization of acquisition-related intangible assets (3)	(93)	(99)	(90)
Restructuring costs (4)	–	(357)	(192)
Reinsurance adjustment (5)	–	(25)	–
Benefit from the remeasurement of an employee benefit liability (6)	–	–	203
U.S. net deferred tax asset revaluation (7)	–	–	(425)
Adjusting items included in reported net income after tax	(104)	(491)	(529)
Impact on diluted EPS ($)	(0.16)	(0.77)	(0.82)

Adjusted Results
Revenue	25,186	25,483	22,905
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(1,708)	(2,684)	(1,352)
Revenue, net of CCPB	23,478	22,799	21,553
Provision for credit losses	(2,953)	(872)	(662)
Non-interest expense	(14,042)	(14,005)	(13,344)
Income before income taxes	6,483	7,922	7,547
Provision for income taxes	(1,282)	(1,673)	(1,565)
Net Income	5,201	6,249	5,982
Diluted EPS ($)	7.71	9.43	8.99

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups, and the reinsurance adjustment, which is included in BMO Wealth Management.

(2)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(3)	These amounts are charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 35, 38, 42, 46 and 50.
(4)

Fiscal 2019 reported net income included a restructuring charge of $357 million after-tax ($484 million pre-tax), related to severance and a small amount of real estate-related costs, to continue to improve efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way BMO does business. The restructuring charges in 2018 were a result of similar bank-wide programs. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Fiscal 2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in claims, commissions and changes in policy benefit liabilities for the net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business. This reinsurance adjustment is included in BMO Wealth Management.

(6)

Fiscal 2018 reported net income included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to the other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in non-interest expense in Corporate Services.

(7)

Fiscal 2018 reported net income included a $425 million (US$339 million) charge related to the revaluation of a U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 116.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments and Outlook

Economic Developments in 2020 and Outlook for 2021

The Canadian economy experienced an historic contraction in the first half of 2020 in response to business closures and precautionary measures implemented to contain the spread of COVID-19. The subsequent reopening of certain non-essential businesses, as well as a rebound in energy and other resource prices, led to a partial recovery in economic activity that was greatly assisted by substantial government income-support measures. Consumer spending and housing markets also benefitted from very low interest rates. However, the permanent closure of some businesses, along with increased caution on the part of consumers and businesses and renewed restrictions on some activities in the face of a recent increase in virus infections, suggests the economy will not return to pre-virus levels of activity until at least the second half of 2021. Real GDP is estimated to contract 5.7% in 2020, before rebounding an expected 5.5% in 2021 if the pandemic is contained. The unemployment rate, which rose to a postwar high of 13.7% during the shutdowns, subsequently declined to 8.9% in October and is projected to average a still-elevated 7.5% in 2021. Low inflation should encourage the Bank of Canada to hold the overnight policy rate near zero for several years to support economic expansion and reduce unemployment. The Canadian dollar is projected to strengthen modestly in 2021 amid firmer resource prices and diminished safe-haven demand for U.S. dollars as the global economy recovers. Industry-wide consumer credit balances (excluding mortgages) have declined due to earlier weakness in consumer spending and significant government income-support measures. Consumer credit demand is anticipated to remain subdued in 2021 due to elevated unemployment levels and heightened economic uncertainty. Residential mortgage balances have risen in response to low mortgage rates, pent-up housing demand, and a shift toward the purchase of larger homes as a result of more remote working, but growth is expected to moderate alongside more muted housing market activity in 2021. Though moderating recently, industry-wide business credit has been supported by government assistance programs that were facilitated through banks. Demand for commercial loans is anticipated to increase further in 2021 as business confidence and spending improve.

After contracting sharply in the first half of 2020, the U.S. economy has partially recovered its losses. Consumer spending is driving the recovery amid extraordinary fiscal policy support and record-low interest rates, which have also led to a strong rebound in housing market activity. However, a recent upturn in COVID-19 cases has led to some reversal of reopening plans and slower activity in some states. The U.S. economy is estimated to contract 3.5% in 2020, but is projected to rebound 4.0% in 2021, as the pandemic is eventually brought under control. While there is considerable ongoing political uncertainty in the U.S., it appears that only moderate additional pandemic relief measures will be forthcoming. After reaching a postwar high of 14.7% in April, the unemployment rate fell to 6.9% in October and is likely to average 6.0% in 2021. The Federal Reserve is expected to keep policy rates close to zero until 2024, as it aims to lift inflation above the 2% target for some time. After slowing in 2020, industry-wide consumer credit growth is projected to improve in 2021. Growth in residential mortgages is expected to remain moderate as housing market activity stabilizes. After surging in the first half of 2020, due to the pandemic raising concerns about revenues and liquidity and with assistance from government loan programs, industry-wide commercial credit declined in the second half of 2020. It is projected to increase in 2021 as business investment improves.

The unpredictable course of the coronavirus pandemic subjects the economic outlook to a high degree of uncertainty that is likely to persist until a vaccine becomes available and is widely distributed. Specifically, the possibility of a further escalation in virus cases could lead to renewed widespread shutdowns of non-essential business activity, potentially leading to another economic contraction. Other risks to the economic outlook include strained U.S./China trade relations, reduced fiscal policy support in the face of rising budget deficits, and other possible geopolitical events.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

18	BMO Financial Group 203rd Annual Report 2020

Data points are averages for the month, quarter or year, as appropriate, except for interest rates, which are for the period-end. References to years are calendar years.

BMO Financial Group 203rd Annual Report 2020	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

BMO’s Purpose: Boldly Grow the Good in business and life

BMO’s Strategic Priorities

•	World-class client loyalty and growth

•	Winning culture driven by alignment, empowerment and recognition

•	Digital first for speed, efficiency and scale

•	Simplify work and eliminate complexity

•	Superior management of risk and capital performance

The fundamentals of BMO’s strategy remain consistent, and the bank has renewed its priorities for 2021 to reflect its strong momentum and the changing environment. Group strategic priorities align with and support the enterprise-wide strategy, positioning the bank well to drive competitive performance.

Operating group strategies are outlined in the 2020 Operating Groups Performance Review, which starts on page 34.

BMO’s Values

Integrity

Do what’s right

Empathy

Put others first

Diversity

Learn from difference

Responsibility

Make tomorrow better

BMO’s Sustainability Strategy

The bank’s commitment to sustainability is fundamental to its purpose. As outlined in BMO’s Sustainability Report, BMO applies industry-leading approaches to capture opportunities and manage risks in key areas such as sustainable finance, climate change, human rights, and diversity and inclusion. With a Bold Commitment to a Sustainable Future and strong principles of ethical governance, BMO builds trust with its stakeholders. The bank’s sustainability strategy enables positive impacts, including:

•	Delivering long-term value for shareholders by strengthening the bank’s resilience against sustainability risks

•	Building stronger communities through inclusive relationships with customers, suppliers and partners that address economic disparity

•	Promoting zero barriers to inclusion across the organization by prioritizing diversity and inclusion for all

•	Contributing to global climate goals and facilitating a just transition to a lower-carbon and resource-efficient economy that takes social and economic well-being into account

BMO is committed to driving positive change, and it is through its evolving sustainability strategy that the bank takes on tomorrow’s challenges and opportunities.

20	BMO Financial Group 203rd Annual Report 2020

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, and over time, confirms that BMO’s strategic priorities drive value creation for its shareholders. The five-year average annual TSR was positive 5.1%. The one-year and three-year average annual TSRs were negative 14.6% and negative 3.1%, respectively, and underperformed the overall market in Canada.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2016 would have been worth $1,281 as at October 31, 2020, assuming reinvestment of dividends, for a total return of 28.1%.

Dividends declared per common share in fiscal 2020 totalled $4.24, an increase of approximately 4% from the prior year. In line with the Office of the Superintendent of Financial Institutions’ announcement on March 13, 2020 that it expected federally regulated financial institutions (FRFIs) to halt dividend increases for the time being, BMO did not increase the quarterly dividend declared in fiscal 2020. Dividends paid over a five-year period have increased at an average annual compound rate of approximately 6%.

The average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Total Shareholder Return

For the year ended October 31	2020	2019	2018	2017	2016	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	79.33	97.50	98.43	98.83	85.36	(7.1)	0.9
Dividends paid ($ per share)	4.21	3.99	3.72	3.52	3.36	6.1	5.6
Dividend yield (%)	5.3	4.2	3.8	3.6	4.0	nm	nm
Increase (decrease) in share price (%)	(18.6)	(0.9)	(0.4)	15.8	12.3	nm	nm
Total annual shareholder return (%) (2)	(14.6)	3.2	3.3	20.2	17.0	(3.1)	5.1

(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

nm – not meaningful

Earnings per Share Growth

The year-over-year percentage changes in earnings per share (EPS) and in adjusted EPS are the bank’s key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless otherwise indicated.

EPS was $7.55, down $1.11 or 13% from $8.66 in 2019. Adjusted EPS was $7.71, down $1.72 or 18% from $9.43 in 2019. The decrease in EPS primarily reflected lower earnings. Reported net income available to common shareholders was down 13% year-over-year, while the average number of diluted common shares outstanding was relatively unchanged.

Earnings per share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 on page 204 of the consolidated financial statements. Adjusted EPS is calculated in the same manner using adjusted net income.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

Reported return on equity (ROE) was 10.1% in 2020 and adjusted ROE was 10.3%, compared with 12.6% and 13.7%, respectively, in 2019. Reported and adjusted ROE decreased in 2020, primarily due to lower net income and higher common equity. There was a decrease of $697 million or 13% in reported net income available to common shareholders and a decrease of $1,084 million or 18% in adjusted net income available to common shareholders in 2020. Average common shareholders’ equity increased $4.1 billion or 9% from 2019, primarily due to growth in retained earnings and accumulated other comprehensive income. The reported return on tangible common equity (ROTCE) was 11.9%, compared with 15.1% in 2019, and adjusted ROTCE was 11.9%, compared with 16.1% in 2019. Book value per share increased 8% from the prior year to $77.40, largely reflecting the increase in shareholders’ equity.

Return on common shareholders’ equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders adjusted for the amortization of acquisition-related intangible assets as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than net income. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted) For the year ended October 31	2020	2019	2018
Reported net income	5,097	5,758	5,453
Dividends on preferred shares and distributions on other equity instruments	(247)	(211)	(184)
Net income available to common shareholders (A)	4,850	5,547	5,269
After-tax amortization of acquisition-related intangible assets	93	99	90
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	4,943	5,646	5,359
After-tax impact of other adjusting items (1)	11	392	439
Adjusted net income available to common shareholders (C)	4,954	6,038	5,798
Average common shareholders’ equity (D)	48,235	44,170	39,754
Return on equity (%) (= A/D)	10.1	12.6	13.3
Adjusted return on equity (%) (= C/D)	10.3	13.7	14.6
Average tangible common equity (E)	41,484	37,456	33,125
Return on tangible common equity (%) (= B/E)	11.9	15.1	16.2
Adjusted return on tangible common equity (%) (= C/E)	11.9	16.1	17.5

(1)

Other adjusting items included the reinsurance adjustment in 2019, a charge related to the revaluation of a U.S. net deferred tax asset and a benefit from the remeasurement of an employee benefit liability in 2018. Acquisition integration costs are included in 2020, 2019 and 2018, and both 2019 and 2018 include restructuring charges.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Common Equity Tier 1 Ratio

BMO’s Common Equity Tier 1 (CET1) Ratio reflects a well-capitalized position relative to the risk in its business. The bank’s CET1 Ratio was 11.9% as at October 31, 2020, compared with 11.4% as at October 31, 2019. The CET1 Ratio increased from the end of fiscal 2019, as higher CET1 capital, primarily from retained earnings growth, the adjustment for transitional arrangements for expected credit loss provisioning and the elimination of the provisioning shortfall deduction, common shares issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and other net positive impacts, more than offset higher risk-weighted assets, primarily due to changes in asset quality and increased asset size.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 capital, which is comprised of common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items which may include a portion of expected credit loss provisions, divided by risk-weighted assets.

22	BMO Financial Group 203rd Annual Report 2020

2020 Financial Performance Review

This section provides a review of BMO’s enterprise financial performance for 2020 that focuses on the Consolidated Statement of Income in BMO’s consolidated financial statements, which start on page 145. A review of the operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2019 starts on page 57.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars increased relative to 2019 due to the stronger U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in the exchange rate will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise. If future results are consistent with results in 2020, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of BMO’s U.S. segment net income before income taxes for the year by $15 million, in the absence of hedging transactions.

Economically, the bank’s U.S. dollar income stream was unhedged to changes in foreign exchange rates during 2020, 2019 and 2018. BMO regularly determines whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 63 for a discussion of the impact that changes in foreign exchange rates can have on the bank’s capital position.

Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of investment in foreign operations and the carrying value of assets and liabilities on the balance sheet. Each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the translation of BMO’s investment in foreign operations by $161 million.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2020 vs. 2019	2019 vs. 2018
Canadian/U.S. dollar exchange rate (average)
2020	1.3441
2019	1.3290	1.3290
2018		1.2878

Effects on U.S. segment reported results
Increased (Decreased) net interest income	68	141
Increased (Decreased) non-interest revenue	30	94
Increased (Decreased) revenue	98	235
Decreased (Increased) provision for credit losses	(30)	(7)
Decreased (Increased) expenses	(58)	(166)
Decreased (Increased) income taxes	(1)	(34)
Increased (Decreased) reported net income	9	28

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	68	141
Increased (Decreased) non-interest revenue	30	94
Increased (Decreased) revenue	98	235
Decreased (Increased) provision for credit losses	(30)	(7)
Decreased (Increased) expenses	(57)	(161)
Decreased (Increased) income taxes	(2)	(13)
Increased (Decreased) adjusted net income	9	54

Adjusted	results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Caution

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 203rd Annual Report 2020	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of COVID-19

The World Health Organization declared COVID-19 a global pandemic on March 11, 2020. The emergence and spread of the COVID-19 pandemic dealt a major shock to the North American and global economies in 2020. During the first half of the year, widespread lockdown measures resulted in the steepest and most synchronized global recession on record. Extraordinary policy support on the part of governments and central banks has helped to cushion the impact, but continuing economic impacts and rising caseloads are constraining the recovery. The impact that the pandemic will have on the economy, markets and the bank’s business remains uncertain. For additional information, please refer to the Economic Developments and Outlook section on page 18 and the Risks That May Affect Future Results section on page 73.

BMO responded quickly to COVID-19 challenges, with the first priority being to ensure the safety and well-being of employees and customers. The bank is working closely with relevant public health authorities to monitor the situation and will continue to follow their guidance to make informed decisions. Health and safety measures were implemented during the year, including plexiglass shields and physical distancing markers in branches, and enhanced cleaning protocols. BMO maintained strong operational resilience throughout the COVID-19 pandemic, including access to call centres, ATMs and retail branches, and enabled remote working capabilities for its non-branch workforce. The bank launched additional innovative technology and tools across the enterprise to foster effective virtual collaboration for employees and customers. While at the onset of the pandemic branch operations were reduced, by summer almost all BMO branches in Canada and the United States were open. In March, over 90% of BMO’s non-branch workforce quickly shifted to working remotely due to the pandemic. BMO applied new ways of connecting for its employees and with its customers, such as increased use of virtual communication tools, electronic signatures and digital processing capabilities. The bank is committed to fostering a supportive work environment to help employees manage increased responsibilities and multiple commitments during these unique times. To support the health and wellness of its employees, BMO launched a virtual healthcare service that enables employees to have access to physicians and nurse practitioners through text and video chat. BMO has taken steps to assess and mitigate internal control risks created by the shift in the work environment.

Given the pandemic’s impact on the global economy, there has been a corresponding negative impact on the bank’s financial results. Impacts on the bank’s financial results include higher provisions for credit losses, lower loan growth, strong deposit growth, a negative impact on revenue from lower interest rates, a positive impact on trading revenue due to client activity and low expense growth. There was good revenue performance in market sensitive businesses in the second half of the year, following a volatile second quarter, while revenue in the Canadian and U.S. P&C businesses was impacted by the environment, including lower interest rates, reflecting the 150 basis points of interest rate cuts implemented by the Bank of Canada and the Federal Reserve during the second quarter of 2020, and lower loan growth. Loan balances were elevated in the second quarter, largely driven by increased client utilizations in wholesale portfolios, and moderated in the second half of the year. Deposit growth was strong throughout the year, in part reflecting the higher amount of liquidity retained by the bank’s customers due to the impact of the pandemic. The provision for credit losses was $2,953 million in 2020, up significantly from $872 million in 2019, primarily due to COVID-19. The provision for credit losses on impaired loans was $1,522 million and the provision for credit losses on performing loans was $1,431 million. For further information, refer to Critical Accounting Estimates – Allowance for Credit Losses on page 114. The bank maintained a disciplined approach to expense management throughout the year, with adjusted expenses relatively unchanged from the prior year. During the year, the bank incurred incremental costs as a result of COVID-19, including a stipend for front-line employees, cleaning costs and personal protective equipment costs to ensure the safety of its customers and employees. Certain expenses were also lower due to the pandemic, including lower travel and business development costs.

For additional information on COVID-19 pandemic-related risks, please refer to the Risks That May Affect Future Results section on page 73.

BMO prudently managed liquidity and funding throughout the year. The bank entered the second quarter with a strong liquidity position and acted early and throughout the COVID-19 market disruption. The bank accessed the wholesale term markets in the second quarter to raise long-term funding and increased liquid assets, including central bank cash deposits and sovereign bonds, to meet potential future funding needs. BMO experienced strong customer deposit flows throughout the year while loans first increased in the second quarter before declining in the second half of the year, as customers decreased borrowing activity. In addition, given market disruption and volatility, central banks around the world announced a number of programs that were targeted to support the financial and funding markets and the provision of support to customers affected by the pandemic. BMO used these programs in the second quarter in a manner consistent with other banks, given market disruptions. The bank’s borrowings under these central bank programs were largely repaid by the end of the second quarter, with the exception of certain borrowings under the Bank of Canada term repo facility that mature through the second quarter of 2021. Through the second half of the year, the bank maintained more liquidity than it would normally target to hold, in part due to strong customer deposit growth. For additional information, please refer to the Liquidity and Funding Risk section on page 97.

As part of a coordinated effort by federal agencies to address the market disruption posed by the COVID-19 pandemic, the Office of the Superintendent of Financial Institutions (OSFI) announced a suite of modifications to capital requirements, effective from the second quarter of 2020, to afford institutions further flexibility in addressing the conditions, while promoting financial resilience and stability. With the exception of the special capital treatment for loan payment deferrals, which OSFI announced in August 2020 is gradually being phased out, the modifications introduced in the second quarter remained in effect in the fourth quarter. On November 5, 2020, OSFI announced an extension from April 30, 2021 to December 31, 2021 of the temporary exclusion of leverage exposures related to central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Liquidity Adequacy Requirements Guideline. For those other modifications that are temporary in nature, OSFI has advised that it will provide guidance on the unwinding of the changes at the appropriate time. This includes the expectation, which OSFI set effective March 13, 2020, that dividend increases and share buybacks for all FRFIs should be halted for the time being. BMO’s capital position reflected elevated lending utilization in the second quarter and strengthened in the second half of the year. For additional information, please refer to the Enterprise-Wide Capital Management section on page 63.

BMO continues to support its customers in this challenging environment by taking decisive steps to bring customers innovative solutions and easy access to the core financial services they depend on, and worked closely with governments and agencies to implement programs to reduce the financial hardship caused by COVID-19, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover financially.

24	BMO Financial Group 203rd Annual Report 2020

The following table shows the uptake of payment deferral programs by geography and product type. Numbers represent active deferrals outstanding at the end of the period. Since March, the bank granted payment deferrals to over 256,000 retail accounts in Canada and the United States. Requests for payment deferrals peaked in the second quarter and declined significantly thereafter. Deferrals continued to decline in the fourth quarter, with the large majority of clients resuming payments after exiting the deferral program. The maturities are being closely monitored and actively managed. As of October 31, 2020, the bank had approximately $3.8 billion of balances under payment deferral programs in Canada, and US$0.69 billion in the United States.

Payment Deferrals

	As at October 31, 2020			As at July 31, 2020			As at April 30, 2020
Canada (1)	Number of accounts (in thousands) (3)	Outstanding Balances* (Canadian $ in billions)	% of portfolio	Number of accounts (in thousands) (3)	Outstanding Balances* (Canadian $ in billions)	% of portfolio	Number of accounts (in thousands) (3)	Outstanding Balances* (Canadian $ in billions)	% of portfolio
Mortgages (including amortizing HELOC)	7.7	2.66	2%	52.3	17.25	14%	55.0	17.16	14%
Credit Cards	4.0	0.04	1%	38.5	0.34	5%	37.3	0.33	5%
All other personal lending	7.3	0.26	1%	84.8	2.37	7%	89.1	2.43	7%
Total Retail – Canada	19.0	2.96	2%	175.6	19.96	12%	181.4	19.92	13%
Commercial Banking	0.4	0.85	1%	7.2	9.40	11%	7.4	15.08	17%

United States (2)	(US$ in billions)			(US$ in billions)			(US$ in billions)
Mortgages	0.4	0.11	1%	1.5	0.45	8%	2.0	0.57	10%
Indirect Auto	3.5	0.08	2%	8.0	0.21	4%	14.2	0.32	6%
All other personal lending	1.7	0.05	1%	4.0	0.14	3%	5.2	0.15	3%
Total Retail – United States	5.6	0.24	1%	13.5	0.80	5%	21.4	1.04	6%
Commercial Banking	0.7	0.45	1%	1.4	0.90	1%	1.1	3.62	4%

*	Outstanding balances for accounts/clients with payments deferred. Numbers are approximate.
(1)

In Canada, mortgage deferrals were available for one to six months. Canadian personal mortgages exclude balances related to non-proprietary mortgages, consistent with an industry reporting definition established by the Canadian Bankers Association; there were approximately $56 million in balances outstanding related to non-proprietary mortgages in deferral as at October 31, 2020, and approximately $2 billion as at July 31, 2020 and April 30, 2020. For other retail loans and cards, the deferral offer was one to six months. Commercial deferrals were granted for three to six months.

(2)	In the United States, deferrals on consumer products were available for up to six months. Commercial deferrals were granted for three months.
(3)	Represents number of clients for Commercial Banking.

During 2020, the Canadian and U.S. governments offered programs in response to the COVID-19 pandemic to support businesses facing economic hardship, including the Canada Emergency Business Account (CEBA) program, the Government of Canada’s Business Credit Availability Program (BCAP), which includes the Business Development Bank of Canada (BDC) Co-Lending program and the Export Development Canada (EDC) BCAP Guarantee, and the U.S. Small Business Administration (SBA) Paycheck Protection Program. Under the CEBA program BMO issues loans funded by the government. The bank assessed whether substantially all the risks and rewards of the loans under this program were transferred to the government and determined they qualify for derecognition; therefore, the bank does not record these loans on the Consolidated Balance Sheet. Under the BDC Co-Lending program, the loans are in part funded by the BDC with the remaining portion funded by BMO and recognized on the Consolidated Balance Sheet. The SBA Paycheck Protection Program was designed by the U.S. federal government to provide small businesses with a direct incentive to keep their workers on payroll, with the SBA forgiving the loans if all employee retention criteria are met and the funds are used for eligible expenses. The bank will be paid by the SBA for any portion of the loan that is forgiven.

In Canada, the bank facilitated $2.9 billion in funding for over 72,000 business banking accounts under the CEBA program. In the United States, BMO had more than US$4.7 billion in total loans outstanding to approximately 22,000 businesses under the SBA’s Paycheck Protection Program. The bank has taken a personal and relationship-based approach that considers the unique needs of each customer and leverages its long history and experience through many economic cycles.

In addition to offering financial relief measures to its customers, and guided by its Purpose, to Boldly Grow the Good in business and life, the bank also donated to community relief efforts. In Canada, BMO donated $1 million to the United Way Community Fund to support gaps in community services due to COVID-19. In the United States, BMO donated US$500,000 to support crisis relief efforts in areas of immediate community need.

The COVID-19 pandemic has heightened exposure in the cyber threat landscape, including a significant increase in phishing campaigns, which were successfully blocked. The bank has further invested in its technological infrastructure and is enhancing processes to maintain resilience, while improving the ability to prevent, detect and recover from cyber security threats, keeping customers and employees safe. Despite concerns related to heightened cyber threats throughout the crisis, the impacts to BMO have been minimal. BMO’s Financial Crimes Unit (FCU) remains fully engaged across a number of security pillars (cyber, fraud, physical security and crisis management) and has been pivotal in implementing risk mitigation strategies in response to the increase in cyber threats during the pandemic.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caution

The extent to which the COVID-19 pandemic impacts the bank’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on the bank’s customers, competitors and trading exposures, and the potential loss from higher credit, counterparty and mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, please refer to the Risks That May Affect Future Results section on page 73.

This Impact of COVID-19 section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 14.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Net Income

Reported net income was $5,097 million, or 11% lower than $5,758 million in the prior year. Adjusted net income was $5,201 million, or 17% lower than $6,249 million in the prior year. Adjusted net income in the current and prior year excludes the amortization of acquisition-related intangible assets and acquisition-related costs. The prior year also excludes a restructuring charge and the net impact of major reinsurance claims incurred after the announced wind-down of the reinsurance business. For more information, refer to the Non-GAAP Measures table on page 17.

The decline in adjusted net income reflects the impact of higher provisions for credit losses, which increased $2,081 million pre-tax or $1,531 million after tax, partially offset by higher revenue. Decreases in adjusted net income were recorded in the P&C businesses, while BMO Capital Markets and BMO Wealth Management were largely unchanged from the prior year. In Corporate Services, the reported net loss decreased, while the adjusted net loss increased.

Canadian P&C reported net income was $2,028 million, or 23% lower than $2,624 million in the prior year, and adjusted net income was $2,030 million, also 23% lower from $2,626 million in the prior year, largely due to higher provisions for credit losses, with higher revenue offset by higher expenses. Adjusted net income excludes the amortization of acquisition-related intangible assets.

U.S. P&C reported net income was $1,277 million, or 21% lower than $1,611 million in the prior year, and adjusted net income was $1,316 million, or 20% lower than $1,654 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. On a U.S. dollar basis, reported net income was $950 million, or 22% lower than $1,212 million in the prior year, and adjusted net income was $980 million, or 21% lower than $1,244 million in the prior year, due to higher provisions for credit losses, partially offset by lower expenses and higher revenue.

BMO Wealth Management reported net income was $1,096 million, an increase of $37 million or 3% from the prior year, and adjusted net income was $1,130 million, an increase of $9 million or 1%. Adjusted net income excludes the net impact of major reinsurance claims incurred in the prior year after the announced wind-down of the reinsurance business and the amortization of acquisition-related intangible assets in both years.

Traditional Wealth reported net income was $893 million, an increase of $32 million or 4% from the prior year, and adjusted net income was $927 million, an increase of $29 million or 3%, primarily due to higher revenue and lower expenses, including the benefits from focused expense management. Insurance net income was $203 million, an increase of $5 million on a reported basis and a decrease of $20 million on an adjusted basis from the prior year, primarily due to higher creditor insurance claims.

BMO Capital Markets reported net income was $1,087 million and adjusted net income was $1,116 million, both relatively unchanged from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue and lower expenses were offset by higher provisions for credit losses.

Corporate Services reported and adjusted net loss was $391 million, compared with a reported net loss of $627 million and an adjusted net loss of $270 million in the prior year. Adjusted results in the prior year exclude a restructuring charge. The adjusted net loss increased, primarily due to higher expenses, lower treasury-related revenue reflecting the impact of higher levels of excess customer deposits, and higher provisions for credit losses.

Further discussion is provided in the 2020 Operating Groups Performance Review section on pages 34 to 53.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

26	BMO Financial Group 203rd Annual Report 2020

Revenue (1) (2)

Reported revenue was $25,186 million, compared with $25,483 million in the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $23,478 million, an increase of $704 million or 3%. Revenue net of adjusted CCPB increased $679 million or 3% from the prior year, and excludes the net impact of major reinsurance claims incurred after the announced wind-down of the reinsurance business in 2019. The increase in revenue was largely driven by strong performance in BMO Capital Markets, primarily due to increased trading revenue, and increases in the P&C businesses and BMO Wealth Management, partially offset by a decrease in Corporate Services revenue.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements, and on an adjusted basis. Consistent with the Canadian peer group, the bank analyzes revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2020 totalled $335 million, an increase from $296 million in 2019.

Canadian P&C revenue increased $51 million or 1% from the prior year, due to higher average balances across most products, partially offset by lower margins reflecting the low interest rate environment, and lower non-interest revenue, largely due to lower credit card fee revenue and deposit fee revenue.

U.S. P&C revenue increased $153 million or 3% from the prior year on a Canadian dollar basis. On a U.S. dollar basis, revenue was $4,113 million, an increase of $65 million or 2%, primarily due to growth in average deposit and loan balances, higher loan margins, as well as higher non-interest revenue, partially offset by lower deposit product margins, reflecting the impact of lower rates.

BMO Wealth Management revenue, net of reported and adjusted CCPB, was $5,000 million, an increase of $47 million or 1% on a reported basis, and an increase of $22 million on an adjusted basis from the prior year. Revenue in Traditional Wealth was $4,593 million, an increase of $38 million, primarily due to elevated online brokerage revenue and growth in client assets, net of fee pressure, partially offset by a legal provision in the current year and lower net interest income, as the benefits from strong loan and deposit growth were more than offset by lower margins. Insurance revenue, net of reported and adjusted CCPB, was $407 million, an increase of $9 million on a reported basis, and a decrease of $16 million on an adjusted basis, primarily due to higher creditor insurance claims.

BMO Capital Markets revenue was $5,326 million, an increase of $567 million or 12% from the prior year, or 11% excluding the impact of the stronger U.S. dollar. Global Markets revenue increased, primarily due to higher interest rate trading, commodities trading and foreign exchange trading revenue, partially offset by lower equities trading revenue. Investment and Corporate Banking revenue increased, primarily due to higher corporate banking-related revenue and equity underwriting revenue, partially offset by lower net securities gains, advisory revenue and markdowns on the held-for-sale loan portfolio.

Corporate Services revenue decreased $114 million from the prior year, primarily due to lower treasury-related revenue, reflecting the impact of higher levels of excess customer deposits.

Further discussion is provided in the 2020 Operating Groups Performance Review section on pages 34 to 53.

(1)

Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equities markets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities. The discussion of revenue on a net basis reduces this variability in results, which allows for a better discussion of operating results. For additional discussion of insurance claims, commissions and changes in policy benefit liabilities, refer to page 30.

(2)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the twelve months ended October 31, 2020, it recognized $360 million of depreciation on the right-of-use assets recorded in non-interest expense and $53 million of interest on the lease liability recorded in interest expense.

Taxable equivalent basis (teb) Revenues of operating groups are presented in the MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. This adjustment is offset in Corporate Services.

Revenue

(Canadian $ in millions, except as noted) For the year ended October 31	2020	2019	2018	Change from 2019 (%)
Net interest income	13,971	12,888	11,438	8
Non-interest revenue	11,215	12,595	11,467	(11)
Total revenue	25,186	25,483	22,905	(1)
Total revenue, net of CCPB	23,478	22,774	21,553	3
Total revenue, net of adjusted CCPB	23,478	22,799	21,553	3

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Interest Income

Net interest income was $13,971 million, an increase of $1,083 million or 8%.

On a basis that excludes trading revenue, net interest income was $12,040 million, an increase of $375 million or 3%, largely due to higher net interest income in the P&C businesses, with higher average balances more than offsetting lower margins, and BMO Capital Markets, partially offset by decreases in Corporate Services and BMO Wealth Management.

Average earning assets were $851.7 billion, an increase of $92.9 billion or 12%, due to loan growth, higher securities, and higher cash resources.

BMO’s overall net interest margin decreased 6 basis points, primarily driven by a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, and also by a lower margin in Corporate Services, and lower margins in BMO Wealth Management and U.S. P&C, which were impacted by the lower interest rate environment, partially offset by significantly higher trading net interest income. On a basis that excludes trading revenue, BMO’s net interest margin decreased 19 basis points, due to the drivers noted above.

Table 3 on page 126 provides further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Net non-interest revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)			Average earning assets			Net interest margin
(Canadian $ in millions, except as noted) For the year ended October 31			Change			Change	(in basis points)
	2020	2019	%	2020	2019	%	2020	2019	Change
Canadian P&C	6,105	5,885	4	234,953	222,260	6	260	265	(5)
U.S. P&C	4,345	4,216	3	130,190	119,640	9	334	352	(18)
Personal and Commercial Banking (P&C)	10,450	10,101	3	365,143	341,900	7	286	295	(9)
All other operating groups and Corporate Services	3,521	2,787	26	486,583	416,963	17	72	67	5

Total BMO reported	13,971	12,888	8	851,726	758,863	12	164	170	(6)

U.S. P&C (US$ in millions)	3,231	3,173	2	96,810	90,035	8	334	353	(19)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

28	BMO Financial Group 203rd Annual Report 2020

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $11,215 million, or 11% lower than $12,595 million in the prior year. Non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), was $9,507 million, or 4% lower than $9,886 million in the prior year.

Non-interest revenue, net of CCPB, decreased as higher lending fee revenue, underwriting and advisory fee revenue, and investment management and custodial fee revenue were more than offset by lower trading revenue and other non-interest revenue, lower securities gains other than trading, and lower other non-interest card fee revenue. Trading revenue is discussed in the Trading-Related Revenue section that follows. On a basis that excludes trading revenue, non-interest revenue, net of CCPB, decreased $96 million or 1%.

Gross insurance revenue decreased from the prior year, primarily due to smaller increases in the fair value of investments in the current year, due to smaller decreases in long-term interest rates compared with the prior year, lower annuity sales, the impact of weaker equity markets and lower underlying business growth. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in the fair value of policy benefit liabilities, which is reflected in CCPB, as discussed on page 30.

The bank generally focuses on analyzing revenue net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Table 3 on page 126 provides further details on revenue and revenue growth.

Non-Interest Revenue

(Canadian $ in millions)				Change from 2019
For the year ended October 31	2020	2019	2018	(%)
Securities commissions and fees	1,036	1,023	1,025	1
Deposit and payment service charges	1,221	1,204	1,134	1
Trading revenue	15	298	705	(95)
Lending fees	1,295	1,192	997	9
Card fees	358	437	428	(18)
Investment management and custodial fees	1,807	1,747	1,749	3
Mutual fund revenue	1,417	1,419	1,473	–
Underwriting and advisory fees	1,070	975	943	10
Securities gains, other than trading	124	249	239	(50)
Foreign exchange, other than trading	127	166	182	(24)
Insurance revenue	2,178	3,183	1,879	(32)
Investments in associates and joint ventures	161	151	167	6
Other	406	551	546	(26)
Total reported	11,215	12,595	11,467	(11)
Reported, net of CCPB	9,507	9,886	10,115	(4)
Insurance revenue, net of CCPB	470	474	527	(1)
Insurance revenue, net of adjusted CCPB	470	499	527	(6)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 203rd Annual Report 2020	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading-Related Revenue

Trading-related revenue is dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest, and market conditions. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of its net positions. On a limited basis, BMO also earns revenue from principal trading positions.

Interest and non-interest trading-related revenue on a teb basis increased $474 million or 27% to $2,252 million. Trading-related revenue benefitted from higher levels of client activity given the reaction of market participants to the global pandemic. Interest rate trading-related revenue increased $499 million or 71% and foreign exchange trading-related revenue increased $73 million or 18%, both driven by increased client activity. Equities trading-related revenue decreased $252 million or 48%, as the current year included negative impacts related to equity linked notes-related businesses in the volatile second quarter of 2020. Commodities trading-related revenue increased $126 million or 87%, due to increased client hedging activity and an expansion of the business. Other trading-related revenue increased $28 million, primarily due to higher fair value gains associated with hedging exposures on the structural balance sheet in the current year.

The Market Risk section on page 92 provides more information on trading-related revenue.

Trading-related revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenue (1)

(Canadian $ in millions) (taxable equivalent basis)				Change from 2019
For the year ended October 31	2020	2019	2018	(%)
Interest rates	1,199	700	437	71
Foreign exchange	474	401	377	18
Equities	274	526	709	(48)
Commodities	271	145	63	87
Other	34	6	95	+100
Total (teb)	2,252	1,778	1,681	27
Teb offset	306	257	260	19
Reported total	1,946	1,521	1,421	28
Reported as:
Net interest income	2,237	1,480	976	51
Non-interest revenue – trading revenue	15	298	705	(95)
Total (teb)	2,252	1,778	1,681	27
Teb offset	306	257	260	19
Reported total, net of teb offset	1,946	1,521	1,421	28

(1)	Trading-related revenue is presented on a taxable equivalent basis.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported and adjusted insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $1,708 million in 2020, compared with reported $2,709 million and adjusted $2,684 million in the prior year. Adjusted CCPB excludes a $25 million net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business in the prior year. CCPB decreased, primarily due to lower increases in the fair value of policy benefit liabilities in the current year, resulting from a smaller decrease in long-term interest rates compared with the prior year, lower annuity sales, lower underlying business growth and weaker equity markets. The decrease related to the fair value of policy benefit liabilities was largely offset in revenue, as discussed on page 29.

30	BMO Financial Group 203rd Annual Report 2020

Provision for Credit Losses

The total provision for credit losses (PCL) was $2,953 million, compared with $872 million in the prior year. Total PCL as a percentage of average net loans and acceptances was 63 basis points in 2020, compared with 20 basis points in the prior year. The PCL on impaired loans was $1,522 million, compared with $751 million in the prior year, reflecting higher provisions in all of the bank’s businesses, primarily due to the economic impact of COVID-19. PCL on impaired loans as a percentage of average net loans and acceptances was 33 basis points in 2020, compared with 17 basis points in the prior year. There was a $1,431 million PCL on performing loans in the current year. In the prior year, there was a $121 million PCL on performing loans. The increase in the PCL on performing loans in the current year largely reflected the impact of COVID-19 on the macroeconomic outlook and the impact of a more difficult and uncertain environment on credit conditions, as well as a more severe adverse scenario and increased adverse scenario weight.

Total PCL in Canadian P&C was $1,410 million, an increase of $803 million from the prior year, largely due to a $560 million higher PCL on performing loans, as well as higher commercial provisions on impaired loans. Total PCL in U.S. P&C was $859 million, an increase of $662 million from the prior year, largely due to a $404 million higher PCL on performing loans, as well as higher commercial and consumer provisions on impaired loans, partially as a result of higher recoveries in the prior year. BMO Capital Markets PCL was $659 million, an increase of $579 million from the prior year, reflecting an increase in PCL on performing loans of $321 million and an increase in PCL on impaired loans of $258 million, in part reflecting higher oil and gas provisions. Total PCL in BMO Wealth Management was $22 million, compared with no provision in the prior year, reflecting a higher PCL on both performing loans and impaired loans. Corporate Services PCL was $3 million, compared with recoveries of credit losses of $12 million in the prior year.

On a geographic basis, more than half of the bank’s provisions relate to the Canadian loan portfolio, reflecting the larger size of this portfolio, compared with the loan portfolios in the United States and other countries. Total PCL in Canada was $1,493 million, an increase of $929 million from the prior year, and total PCL in the United States was $1,429 million, an increase of $1,129 million from the prior year. Total PCL in other countries was $31 million, an increase of $23 million from the prior year. Note 4 on page 159 of the consolidated financial statements provides information on PCL on a geographic basis. Table 15 on page 136 provides further segmented PCL information.

For additional information, please refer to the Allowance for Credit Losses section on page 114.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2020
Provision for (recovery of) credit losses on impaired loans	787	418	1,205	4	310	3	1,522
Provision for (recovery of) credit losses on performing loans	623	441	1,064	18	349	–	1,431
Total provision for (recovery of) credit losses	1,410	859	2,269	22	659	3	2,953

2019
Provision for (recovery of) credit losses on impaired loans	544	160	704	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	100	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	804	–	80	(12)	872

2018
Provision for (recovery of) credit losses on impaired loans	466	258	724	6	(17)	(13)	700
Provision for (recovery of) credit losses on performing loans	3	(38)	(35)	–	(1)	(2)	(38)
Total provision for (recovery of) credit losses	469	220	689	6	(18)	(15)	662

Provision for Credit Losses Performance Ratios

	2020	2019	2018
Total PCL-to-average net loans and acceptances (annualized) (%)	0.63	0.20	0.17
PCL on impaired loans to average net loans and acceptances (annualized) (%)	0.33	0.17	0.18

BMO Financial Group 203rd Annual Report 2020	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense (1)

Non-interest expense was $14,177 million in 2020, compared with $14,630 million in the prior year.

Adjusted non-interest expense was $14,042 million, relatively unchanged from the prior year, with benefits from a disciplined approach to expense management, including the net impact of the pandemic on expenses, and lower employee-related expenses largely offsetting higher premises and equipment costs. Reported non-interest expense was $14,177 million, compared with $14,630 million in the prior year, primarily due to a restructuring charge in the prior year.

Adjusted non-interest expense in both years excludes the amortization of acquisition-related intangible assets and acquisition integration costs. The prior year also excludes restructuring costs, primarily related to severance. The amortization of acquisition-related intangible assets was $121 million and $128 million in 2020 and 2019, respectively. Acquisition integration costs were $14 million and $13 million in 2020 and 2019, respectively.

The dollar and percentage changes in expense by category are outlined in the Non-Interest Expense and Adjusted Non-Interest Expense tables below. Table 4 on page 127 provides more detail on expenses.

Performance-based compensation on a reported and adjusted basis increased $22 million or 1%, primarily due to a pandemic-related stipend for front-line employees. On a reported basis, other employee compensation, which includes salaries, benefits and severance, decreased $501 million or 9%, reflecting restructuring costs in the prior year. On an adjusted basis, other employee compensation decreased $55 million or 1%, primarily due to higher severance expense in BMO Capital Markets in the prior year, partially offset by higher pension expense in the current year.

Premises and equipment costs on a reported basis increased $214 million or 7%, and on an adjusted basis, increased $255 million or 9%, or 8% excluding the impact of the stronger U.S. dollar, primarily due to higher real estate costs, largely due to gains on real estate in the prior year, and higher technology costs. Amortization of intangible assets on a reported basis increased $66 million or 12%, and on an adjusted basis increased $73 million or 17%, reflecting an increase in software amortization. Reported other expenses decreased $254 million or 10%, and adjusted other expenses decreased $258 million or 10%, reflecting a disciplined approach to expense management and the impact of the pandemic, including lower travel and business development costs, and lower professional fees and lower training costs.

BMO’s reported efficiency ratio was 56.3%, compared with 57.4% and the adjusted efficiency ratio was 55.8% in 2020, compared with 55.0% in the prior year. On a net revenue basis (2)(3), the reported efficiency ratio improved 380 basis points to 60.4%, and the adjusted efficiency ratio improved 160 basis points to 59.8% in 2020.

On a net revenue basis (2)(3), reported operating leverage was positive 6.2%, and adjusted operating leverage was positive 2.7%.

(1)  Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the twelve months ended October 31, 2020, it recognized $360 million of depreciation on the right-of-use assets recorded in non-interest expense and $53 million of interest on the lease liability recorded in interest expense.

(2)  This ratio is calculated excluding insurance claims, commissions and changes in policy benefit liabilities (CCPB). For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section on page 30. The bank evaluates performance using adjusted revenue, net of CCPB.

(3)  Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful in assessing underlying business performance. Presenting non-interest expenses on an adjusted basis permits readers to better assess results excluding those items that may not be reflective of ongoing results. Refer to the Non-GAAP Measures section on page 17 for further details.

The efficiency ratio (or expense-to-revenue ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted revenue and adjusted non-interest expense.

Operating leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

32	BMO Financial Group 203rd Annual Report 2020

Non-Interest Expense

(Canadian $ in millions) For the year ended October 31	2020	2019	2018	Change from 2019 (%)
Performance-based compensation	2,632	2,610	2,510	1
Other employee compensation	5,312	5,813	4,951	(9)
Total employee compensation	7,944	8,423	7,461	(6)
Premises and equipment	3,202	2,988	2,753	7
Other	2,411	2,665	2,760	(10)
Amortization of intangible assets	620	554	503	12
Total non-interest expense	14,177	14,630	13,477	(3)

Adjusted Non-Interest Expense (1)

(Canadian $ in millions) For the year ended October 31	2020	2019	2018	Change from 2019 (%)
Performance-based compensation	2,629	2,607	2,508	1
Other employee compensation	5,306	5,361	4,996	(1)
Total employee compensation	7,935	7,968	7,504	–
Premises and equipment	3,202	2,947	2,738	9
Other	2,406	2,664	2,715	(10)
Amortization of intangible assets	499	426	387	17
Total adjusted non-interest expense	14,042	14,005	13,344	–

(1)

Adjusted non-interest expense excludes restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, and a benefit from the remeasurement of an employee future benefit liability.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries, as outlined in Note 22 on page 201 of the consolidated financial statements.

Management assesses BMO’s consolidated results and associated provision for income taxes on a GAAP basis. The bank assesses the performance of the operating groups and associated income taxes on a taxable equivalent basis and reports accordingly.

The provision for income taxes was $1,251 million in 2020, compared with $1,514 million in 2019. The reported effective tax rate in 2020 was 19.7%, compared with 20.8% in 2019. The adjusted provision for income taxes (1) was $1,282 million in 2020, compared with $1,673 million in 2019. The adjusted effective tax rate in 2020 was 19.8%, compared with 21.1% in 2019. The lower reported and adjusted effective tax rates in the current year were due to earnings mix, including the lower pre-tax income.

BMO partially hedges, for accounting purposes, the foreign exchange risk arising from its foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on the foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of foreign operations has given rise to an income tax recovery in other comprehensive income of $35 million in the current year, compared with a recovery of $4 million in 2019. Refer to Note 22 on page 201 of the consolidated financial statements for further details.

Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact the bank’s earnings. Refer to the discussion in the Critical Accounting Estimates section on page 114 for additional details.

Table 4 on page 127 details the $2,095 million of total government levies and taxes incurred by BMO in 2020. Of this amount, $1,383 million was incurred in Canada, with $767 million recorded in the provision for income taxes, while the remaining $616 million was recorded in total government levies other than income taxes. The decrease from $2,334 million in 2019 was primarily due to a lower provision for income taxes.

(1)	The adjusted rate is computed using adjusted net income rather than reported net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 Operating Groups Performance Review

Summary

This section includes an analysis of the financial results of BMO’s operating groups and descriptions of their operating segments, businesses, strategies, challenges, achievements and outlooks.

BMO Financial Group

Operating Groups	Personal and Commercial (P&C) Banking		BMO Wealth Management	BMO Capital Markets

Operating Segments	Canadian P&C	U.S. P&C

Lines of Business	• Personal Banking • Commercial Banking	• Personal Banking • Commercial Banking	• BMO Private Wealth • BMO InvestorLine • BMO Wealth Management U.S. • BMO Global Asset Management • BMO Insurance	• Investment and Corporate Banking • Global Markets

Corporate Services, including Technology and Operations

BMO’s business mix is well diversified by operating segment and by geography, comprising the key geographies and customer segments that are critical to its strategic plans for sustaining growth and delivering value to its shareholders.

Numbers may not add due to rounding.

* Percentages determined excluding results in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

34	BMO Financial Group 203rd Annual Report 2020

How BMO Reports Operating Group Results

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

The bank adopted IFRS 16, Leases (IFRS 16), effective the first quarter of 2020, and recognized the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Depreciation on the right-of-use assets has been recorded in non-interest expense and interest on the lease liability in interest expense. Refer to the Changes in Accounting Policies in 2020 section on page 118 for further details.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with the Canadian peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C			U.S. P&C			Total P&C
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net interest income (teb)	6,105	5,885	5,546	4,345	4,216	3,844	10,450	10,101	9,390
Non-interest revenue	1,930	2,099	2,040	1,186	1,162	1,096	3,116	3,261	3,136
Total revenue (teb)	8,035	7,984	7,586	5,531	5,378	4,940	13,566	13,362	12,526
Provision for (recovery of) credit losses on impaired loans	787	544	466	418	160	258	1,205	704	724
Provision for (recovery of) credit losses on performing loans	623	63	3	441	37	(38)	1,064	100	(35)
Total provision for credit losses	1,410	607	469	859	197	220	2,269	804	689
Non-interest expense	3,890	3,836	3,681	3,075	3,136	2,964	6,965	6,972	6,645
Income before income taxes	2,735	3,541	3,436	1,597	2,045	1,756	4,332	5,586	5,192
Provision for income taxes (teb)	707	917	882	320	434	359	1,027	1,351	1,241
Reported net income	2,028	2,624	2,554	1,277	1,611	1,397	3,305	4,235	3,951
Amortization of acquisition-related intangible assets (1)	2	2	2	39	43	45	41	45	47
Adjusted net income	2,030	2,626	2,556	1,316	1,654	1,442	3,346	4,280	3,998
Key Performance Metrics and Drivers
Net income growth (%)	(22.7)	2.7	1.9	(20.7)	15.3	37.1	(21.9)	7.2	12.1
Adjusted net income growth (%)	(22.7)	2.7	1.9	(20.4)	14.7	35.3	(21.8)	7.1	11.8
Revenue growth (%)	0.6	5.2	3.7	2.8	8.9	8.4	1.5	6.7	5.5
Non-interest expense growth (%)	1.4	4.2	5.2	(1.9)	5.8	2.6	(0.1)	4.9	4.0
Adjusted non-interest expense growth (%)	1.4	4.2	5.2	(1.9)	6.0	2.8	–	5.0	4.1
Return on equity (%)	18.1	27.3	30.6	8.3	11.0	10.8	12.5	17.5	18.6
Adjusted return on equity (%)	18.1	27.3	30.6	8.5	11.3	11.2	12.6	17.7	18.8
Operating leverage (teb) (%)	(0.8)	1.0	(1.5)	4.7	3.1	5.8	1.6	1.8	1.5
Adjusted operating leverage (teb) (%)	(0.8)	1.0	(1.5)	4.7	2.9	5.6	1.5	1.7	1.4
Efficiency ratio (teb) (%)	48.4	48.1	48.5	55.6	58.3	60.0	51.3	52.2	53.0
Adjusted efficiency ratio (teb) (%)	48.4	48.0	48.5	54.6	57.3	58.8	50.9	51.7	52.6
Net interest margin on average earning assets (teb) (%)	2.60	2.65	2.61	3.34	3.52	3.72	2.86	2.95	2.97
Average common equity	10,963	9,545	8,222	14,895	14,418	12,692	25,858	23,963	20,914
Average earning assets	234,953	222,260	212,721	130,190	119,640	103,393	365,143	341,900	316,114
Average gross loans and acceptances	250,223	236,889	223,292	123,953	113,620	98,000	374,176	350,509	321,292
Average net loans and acceptances	248,972	236,000	222,429	123,002	112,904	97,345	371,974	348,904	319,774
Average deposits	204,942	175,125	159,483	132,041	106,733	90,738	336,983	281,858	250,221
Full-time equivalent employees	13,883	14,638	14,704	6,415	6,828	7,219	20,298	21,466	21,923

(1)	Total P&C before tax amounts of $55 million in 2020, $59 million in 2019 and $61 million in 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

The Personal and Commercial Banking (P&C) operating group represents the sum of the bank’s two retail and commercial banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). Given the pandemic’s impact on the global economy, there has been a corresponding negative impact on the financial results in the P&C businesses, due to higher credit provisions and the lower interest rate environment, including rate cuts implemented by the Bank of Canada and the Federal Reserve during the second quarter of 2020 and lower non-interest revenue. The combined P&C banking business net income was $3,305 million, compared with $4,235 million in the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $3,346 million, compared with $4,280 million in the prior year. Reported and adjusted net income were impacted by higher provisions for credit losses, which increased $1,465 million pre-tax, or $1,079 million after tax from the prior year, primarily due to the impact of COVID-19. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides financial products and services to eight million customers. Personal Banking helps customers make real financial progress through a network of almost 900 branches, contact centres, digital banking platforms and over 3,200 automated teller machines. Commercial Banking serves clients across Canada and commercial bankers are trusted advisors and partners to their clients, delivering sector and industry expertise, local presence and a full suite of commercial products and services.

Lines of Business

Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, personal loans and everyday financial and investment advice, with an overall focus on providing customers with an exceptional experience in every interaction, and helping them make real financial progress.

Commercial Banking provides clients with a comprehensive range of commercial products and services, including multiple financing options and treasury and payment solutions, as well as risk management products. Commercial bankers partner with clients, anticipating their financial needs, and sharing expertise and knowledge to help them grow and manage their businesses.

Strategy and Key Priorities

2020 Priorities and Achievements

Key Priority: In Personal Banking, deepen primary relationships, enhance digital capabilities and deliver a leading customer experience

Achievements

•  Continued to strengthen customer loyalty, with an 18% increase in Net Promoter Score during the year. Ranked first in the J.D. Power 2020 Canada Retail Banking Advice Satisfaction Study, with top marks in several categories, including concern for customer needs, clarity of advice and quality of advice

•  Gained market share in key focus areas, including personal loans, deposits and credit cards

•  Renewed the partnership with the Canadian Forces Morale and Welfare Services (CFMWS) as their official bank, continuing to serve as the exclusive provider of banking services and financial products to members of the Canadian defence community

•  Strengthened top-tier digital sales capability, resulting in digital sales growth of 9%, driven by growth across personal lending and deposit products

•  Received the Gartner Eye on Innovation Award and the Banking Technology Award for BMO QuickPay, an automated bill payment solution, which is a first for a Canadian financial institution

•  Recognized by Business Intelligence Group with the 2020 Artificial Intelligence Excellence Award for AI-based cash flow prediction solution for everyday banking customers, with BMO the first bank ever to receive this award

•  Launched BMO Insights, a mobile tool that helps customers improve their financial lives via in-context advice and guidance

Key Priority: In Commercial Banking, focus on maintaining core strengths, target opportunities for growth and diversification across high-value sectors and businesses, invest in digital and payment capabilities, and continue to leverage cross-bank collaboration

Achievements

•  Gained market share in both commercial loans and deposits, maintaining growth momentum, while managing risk effectively

•  Continued to maintain best-in-class customer loyalty, as measured by Net Promoter Score

•  Named the Best Commercial Bank in Canada for the sixth consecutive year by World Finance Magazine at its 2020 Banking Awards, in recognition of a strong regional and industry focus, as well as commitment to building customer relationships and providing innovative solutions

•  Introduced a dedicated agriculture banking team that will provide customized and comprehensive banking solutions for agriculture and agribusiness clients across Canada

•  Rolled out enhanced analytics for increased efficiency and effectiveness in portfolio risk monitoring and identifying emerging client needs

•  Improved processes and increased efficiencies in the Business Banking Express (BBX) platform, allowing the bankers to spend more time engaging directly with customers; expanded the platform to agriculture customers, allowing them to secure loans of up to $1 million within a day

•  Provided clients with faster payment options while making it easier for them to monitor payments with near real-time tracking

•  Digitized and streamlined commercial account opening process through an electronic portal with e-signatures

•  Continued to strengthen cross-border capabilities to improve efficiencies and customer experience through technology platform changes related to wire transfers, receivables and billing

36	BMO Financial Group 203rd Annual Report 2020

Key Priority: Support customers, employees and the broader community to alleviate the adverse impact of the COVID-19 pandemic

Achievements

•  Supported customers experiencing financial stress by implementing internal financial relief programs and partnering with the Government of Canada on various financial assistance programs:

•  For Personal Banking customers, provided financial relief to over 225,000 customers through various internal support measures, including payment deferrals and interest rate reductions; launched an inbound calling program to support BMO’s customer contact centre, with more than 225 bankers fielding over 65,000 customer calls during the peak of the first wave of the pandemic; and created a direct deposit enrollment capability to allow impacted personal banking customers to seamlessly receive the Canada Emergency Response Benefit (CERB)

•  For Commercial Banking customers, proactively engaged with and guided over 70,000 clients to the appropriate BMO or government assistance programs, with over $2.5 billion in loans approved through the Canada Emergency Business Account (CEBA) program and over $15 billion in outstanding balances deferred through internal BMO programs at the peak of the first wave of the pandemic

•  Implemented initiatives to support employees in promoting safe operations during the pandemic, including changes to the branch operating model, support for remote delivery of services, enhanced safety protocols, stipends for front-line employees, virtual tools and information sessions, and an Employee Assistance Program

•  Created a dedicated Online Resource Hub featuring specialized content and resources to help Canadians navigate COVID-19 and better position them for long-term growth

•  Released multiple straight-through, self-serve digital capabilities to aid customers, including credit card PIN reset, credit card lock and unlock, and a seamless digital enrollment experience

2021 Focus

•  Continue to improve customer loyalty by deepening primary relationships, provide necessary support to customers and employees in the new operating environment, and drive an inclusive and high-performance work culture

•  Leverage the full suite of products, solutions and capabilities, and the unique cross-border advantage to offer a compelling value proposition to customers

•  In Personal Banking, drive top-tier customer acquisition, build leading share of wallet, and enhance the digital experience

•  In Commercial Banking, strengthen core market presence and continue to build share of wallet, strengthen digitization and digital capabilities, drive growth and enhance return on equity, while continuing to manage risk effectively, and leverage cross-bank collaboration

•  Drive efficiencies by simplifying and streamlining operations, investing in digital capabilities and through cross-bank collaboration

BMO Financial Group 203rd Annual Report 2020	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian P&C

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2020	2019	2018
Net interest income	6,105	5,885	5,546
Non-interest revenue	1,930	2,099	2,040
Total revenue (teb)	8,035	7,984	7,586
Provision for (recovery of) credit losses on impaired loans	787	544	466
Provision for (recovery of) credit losses on performing loans	623	63	3
Total provision for credit losses	1,410	607	469
Non-interest expense	3,890	3,836	3,681
Income before income taxes	2,735	3,541	3,436
Provision for income taxes	707	917	882
Reported net income	2,028	2,624	2,554
Amortization of acquisition-related intangible assets (1)	2	2	2
Adjusted net income	2,030	2,626	2,556

Key Performance Metrics and Drivers
Personal revenue	4,968	4,994	4,921
Commercial revenue	3,067	2,990	2,665
Net income growth (%)	(22.7)	2.7	1.9
Revenue growth (%)	0.6	5.2	3.7
Non-interest expense growth (%)	1.4	4.2	5.2
Adjusted non-interest expense growth (%)	1.4	4.2	5.2
Return on equity (%)	18.1	27.3	30.6
Adjusted return on equity (%)	18.1	27.3	30.6
Operating leverage (%)	(0.8)	1.0	(1.5)
Adjusted operating leverage (%)	(0.8)	1.0	(1.5)
Efficiency ratio (%)	48.4	48.1	48.5
Net interest margin on average earning assets (%)	2.60	2.65	2.61
Average earning assets	234,953	222,260	212,721
Average gross loans and acceptances	250,223	236,889	223,292
Average net loans and acceptances	248,972	236,000	222,429
Average deposits	204,942	175,125	159,483
Full-time equivalent employees	13,883	14,638	14,704

(1)	Before tax amounts of $2 million in each of 2020, 2019 and 2018 are included in non-interest expense.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

38	BMO Financial Group 203rd Annual Report 2020

Financial Review

Canadian P&C reported net income was $2,028 million, or 23% lower than $2,624 million in the prior year, and adjusted net income was $2,030 million, also 23% lower than $2,626 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. The decrease largely reflects higher provisions for credit losses, with higher revenue offset by higher expenses.

Revenue was $8,035 million, an increase of $51 million or 1% from the prior year, due to higher average balances across most products, partially offset by lower margins and lower non-interest revenue. Revenue was negatively impacted by the COVID-19 pandemic with pressure on margins from the record-low interest rate environment, and lower credit card fee revenue and deposit fee revenue. Personal revenue decreased $26 million, due to lower margins and lower non-interest revenue, largely offset by higher balances across most products. Commercial revenue increased $77 million or 3%, due to higher balances across most products, partially offset by lower margins and lower non-interest revenue.

Net interest margin of 2.60% decreased 5 basis points from the prior year, driven by deposit and loan margin compression, partially offset by deposits growing faster than loans.

The total provision for credit losses was $1,410 million, an increase of $803 million from the prior year, reflecting the impact of the pandemic. The provision for credit losses on impaired loans of $787 million increased $243 million, due to higher commercial provisions in the current year. There was a $623 million provision for credit losses on performing loans in the current year, compared with a $63 million provision for credit losses on performing loans in the prior year. For additional information, please refer to the Provision for Credit Losses section on page 31.

Non-interest expense was $3,890 million, an increase of $54 million or 1% from the prior year, primarily due to higher technology and pension costs, partially offset by lower employee-related costs.

Average gross loans and acceptances increased $13.3 billion or 6% from the prior year to $250.2 billion. Personal lending balances (excluding retail cards) increased 4%, including 7% growth in proprietary mortgages and amortizing home equity line of credit loans. Commercial loan balances (excluding corporate cards) increased 10%, with growth across a number of industry sectors. Average deposits increased $29.8 billion or 17% to $204.9 billion, with 13% growth in personal balances and 24% growth in commercial balances, reflecting higher liquidity retained by customers, due to the impact of COVID-19.

Gross loans and acceptances as at October 31, 2020, increased $6.7 billion or 3% from the prior year to $253.0 billion, with growth in personal loans (excluding retail cards) of 4% and growth in commercial loans (excluding corporate cards) of 2%. Deposits as at October 31, 2020, increased $32.1 billion or 17% to $220.6 billion, with growth in personal deposit balances of 10% and in commercial deposit balances of 28%.

Business Environment, Outlook and Challenges

The COVID-19 pandemic has dealt a major shock to the economy that has added significant challenges to the personal and commercial businesses, in an already highly competitive and rapidly changing environment. Traditional competitors continue to invest in innovative technologies that allow them to serve customers in new ways and focus more effectively on the customer experience. Non-traditional competitors have continued to gain momentum and are deepening their connections with banks in order to enhance their products and build customer relationships.

The Canadian economy contracted in the first half of 2020, due to business shutdowns aimed at limiting the spread of COVID-19, resulting in a high unemployment rate, lower consumer spending and a decline in business profits and investments. The economy improved as businesses reopened, the Bank of Canada maintained record-low policy rates and the federal government continued its extraordinary fiscal policy support. The housing market remains strong, supported by the low interest rate environment and the growth of work-from-home arrangements. The economic recovery is expected to take an extended period of time, in part due to the increased restrictions on activity introduced to slow down the spread of the virus, as the employment rate gradually improves and the low interest rate environment persists, encouraging higher consumer spending and business investment.

During this unprecedented time, Canadian P&C remained dedicated to standing by its customers and collaborated with the federal government to implement financial relief measures, such as payment deferrals and lending facilities, to help individuals and businesses. The bank also worked to ensure that customers have access to government assistance programs, such as the Canada Emergency Business Account (CEBA) program and Business Credit Availability Program (BCAP).

Canadian P&C remains resilient, with a continued focus on improving customer loyalty, enhancing efficiencies and expense management, to support customers and deliver value to shareholders, notwithstanding the pressure of the low interest rate environment on revenue and a gradual economic recovery.

Personal banking continues to deepen primary customer relationships, while leveraging digital capabilities through investment in new technologies and enhanced networks. Commercial banking is committed to building its business by targeting commercial opportunities across geographic regions, market segments and industry sectors, especially in high-value sectors and businesses.

Technology will continue to play a leading role in delivering exceptional experiences for the bank’s customers, while enhancing the efficiency of its operations.

The Canadian economic environment in 2020 and the outlook for 2021 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking serves more than two million customers by providing a banking experience with a human touch, while delivering a broad range of financial services. Personal Banking serves customers seamlessly across an extensive network of more than 525 branches, dedicated contact centres, digital banking platforms, and nationwide access to more than 40,000 automated teller machines. Commercial Banking serves clients across the United States and commercial bankers are trusted advisors and partners to their clients, delivering sector and industry expertise, local presence and a full suite of commercial products and services.

Lines of Business

Personal Banking offers a variety of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and other banking services; with an overall focus on providing customers with an exceptional experience in every interaction and helping them make real financial progress.

Commercial Banking provides clients with a comprehensive range of commercial products and services, including multiple financing options and treasury and payment solutions, as well as risk management products. Commercial bankers partner with clients, anticipating their financial needs and sharing expertise and knowledge to help them grow and manage their businesses.

Strategy and Key Priorities

2020 Priorities and Achievements

Key Priority: Deliver a great experience for customers and employees, and continue to strengthen competitive position by investing in key capabilities, while leveraging BMO’s full suite of products, solutions and capabilities, and unique cross-border advantage

Achievements

•  Continued to strengthen customer loyalty in Personal Banking, as measured by Net Promoter Score, and maintained best-in-class Net Promoter Score in Commercial Banking

•  Reinforced second-place ranking in deposit market share in the core Chicago and Wisconsin markets, with a top three position across the Midwest footprint

•  Recognized on Forbes Magazine’s World’s Best Banks 2020 list, based on a survey of consumers on key attributes, including trust, fees, digital services and financial advice

•  Ranked third among customers on overall reputation among the 40 leading banks in the 2020 American Banker/RepTrak Survey of Bank Reputations, which assesses financial institutions for their products and services, innovation, leadership, performance, citizenship and governance

•  Partnered with Chicago-based fintech private business incubator 1871 for a third successive year, with a dedicated focus on mentoring women-led start-ups in 2020, reflecting the bank’s commitment to support the entrepreneurial and innovation ecosystem

•  Named a top U.S. regional bank by Bankrate, recognizing product features such as fee waivers and low opening minimum balances that help customers make real financial progress

•  Named one of the Best Places to Work for Disability Inclusion for the fifth consecutive year, achieving a maximum score of 100 on the Disability Equality Index (DEI)

•  Recognized by Forbes Magazine as one of the Best Employers for Diversity for the second consecutive year, based on an independent survey of more than 50,000 U.S.-based employees

•  Ranked first for Best Workplace Culture in Banking/Finance for the second consecutive year in Ranking Arizona, the largest business opinion poll in Arizona, with more than 15,000 companies participating and over one million respondents

•  Rated Outstanding by the Office of the Comptroller of the Currency on Community Reinvestment Act performance, recognizing the commitment to help support low and moderate-income communities

Key Priority: In Personal Banking, drive strong deposit growth, new customer acquisition, and a larger share of wallet through more holistic customer conversations and digital engagement

Achievements

•  Continued to enhance digital capabilities and new online banking features through the launch of Business Banking Express (BBX) in U.S. branches, significantly reducing application time

•  Delivered strong deposit growth of 8%, enabled by a robust product offering and pricing optimization, while managing changes in external market conditions

•  Leveraged expanded digital deposit gathering capabilities to drive digital deposits across 50 states

•  One among eleven select U.S. banks chosen to offer Plex Accounts in Google Pay, mobile-first chequing accounts, launching in 2021, an acknowledgement of BMO’s proven ability to deliver innovative and customer-centric digital financial services

•  Introduced digital capabilities in branches to facilitate consistent customer-centric needs-based conversations and recommendations

40	BMO Financial Group 203rd Annual Report 2020

Key Priority: In Commercial Banking, build a national presence through growth in high-potential geographies and specialty businesses, invest in digital and payment capabilities, and continue to leverage cross-bank collaboration

Achievements

•  Extended geographic footprint by opening a new office in Los Angeles to grow BMO’s presence in Southern California, providing businesses with access to the full array of industry expertise, financial solutions and capabilities, complemented by local market knowledge

•  Broadened the national franchise with new specialty businesses, including expanded coverage of the Technology and Innovation Banking Group in the United States

•  Continued to deliver peer-leading deposit growth supported by sales initiatives, external market conditions and further differentiating the product and service offering

•  Provided clients with faster payment options while making it easier for them to monitor payments with near real-time tracking

•  Digitized and streamlined commercial account opening process through an electronic portal with e-signatures

•  Continued to strengthen cross-border capabilities to improve efficiencies and customer experience through technology platform changes related to wire transfers, receivables and billing

Key Priority: Support customers, employees and the broader community to alleviate the adverse impact of the COVID-19 pandemic

Achievements

•  Supported customers experiencing financial stress by implementing internal and government relief measures, and providing hardship assistance:

•  For business customers, BMO secured more than US$5 billion in total funding for more than 20,000 businesses through the Small Business Administration’s Paycheck Protection Program (PPP), with a dedicated team of 500 members working toward meeting customer needs

•  For Personal Banking customers, bankers proactively spoke to over 200,000 customers to offer a wellness check, and extended hardship relief to over 13,000 consumers

•  For Commercial Banking customers, swiftly implemented internal relief programs to address clients’ liquidity concerns, and proactively engaged with clients with strategic advice and thought leadership

•  Implemented initiatives to support employees delivering essential services, including changes to the branch operating model, support for remote delivery of services, enhanced safety protocols, financial assistance in recognition of service, virtual tools and information sessions, and an Employee Assistance Program

•  Contributed US$10 million in support of the Chicago Mayor’s Economic Development Plan with United Way’s Neighborhood Network, which primarily serves Black and Latino communities; additionally, pledged up to US$500,000 to support crisis relief efforts in areas of immediate community need

•  Donated 23,000 N95 masks to hospitals and first responders in the Chicago area, an initiative led by branch staff

•  Committed to Chicago homeowners by signing the Mayor’s Chicago Housing Solidarity Pledge, an initiative designed to address the unprecedented housing challenge resulting from the COVID-19 pandemic through hardship relief measures for eligible mortgage borrowers

•  Launched the BMORE technical hiring program in Chicago’s Austin and Little Village neighbourhoods to remove barriers to banking careers for individuals who might otherwise not consider a career in financial services

2021 Focus

•  Deliver a great experience for customers and employees, while adapting to the new operating environment, and continue to build a base of loyal customers and drive an inclusive and high-performance work culture

•  Leverage the full suite of products, solutions and capabilities, and the unique cross-border advantage to offer a compelling value proposition to customers

•  In Personal Banking, continue to drive new customer acquisition, maintain robust deposit growth, improve profitability in consumer lending, build a flagship franchise in Small Business Banking and increase digital engagement

•  In Commercial Banking, strengthen core market presence and continue to build share of wallet, strengthen digitization and digital capabilities, drive growth and enhance return on equity, while continuing to manage risk prudently, and leverage cross-bank collaboration

•  Drive efficiencies by simplifying and streamlining operations, investing in digital capabilities and through cross-bank collaboration

BMO Financial Group 203rd Annual Report 2020	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. P&C

(Canadian $ equivalent in millions, except as noted) As at or for the year ended October 31	2020	2019	2018
Reported net income	1,277	1,611	1,397
Adjusted net income	1,316	1,654	1,442
Net income growth (%)	(20.7)	15.3	37.1
Adjusted net income growth (%)	(20.4)	14.7	35.3

(US$ in millions, except as noted)
Net interest income (teb)	3,231	3,173	2,984
Non-interest revenue	882	875	851
Total revenue (teb)	4,113	4,048	3,835
Provision for (recovery of) credit losses on impaired loans	310	121	201
Provision for (recovery of) credit losses on performing loans	328	28	(31)
Total provision for credit losses	638	149	170
Non-interest expense	2,287	2,360	2,301
Income before income taxes	1,188	1,539	1,364
Provision for income taxes (teb)	238	327	279
Reported net income	950	1,212	1,085
Amortization of acquisition-related intangible assets (1)	30	32	35
Adjusted net income	980	1,244	1,120

Key Performance Metrics and Drivers (US$ basis)
Personal revenue	1,293	1,359	1,257
Commercial revenue	2,820	2,689	2,578
Net income growth (%)	(21.6)	11.7	38.9
Adjusted net income growth (%)	(21.2)	11.1	37.1
Revenue growth (%)	1.6	5.6	9.9
Non-interest expense growth (%)	(3.1)	2.6	4.0
Adjusted non-interest expense growth (%)	(3.0)	2.8	4.3
Return on equity (%)	8.3	11.0	10.8
Adjusted return on equity (%)	8.5	11.3	11.2
Operating leverage (teb) (%)	4.7	3.0	5.9
Adjusted operating leverage (teb) (%)	4.6	2.8	5.6
Efficiency ratio (teb) (%)	55.6	58.3	60.0
Adjusted efficiency ratio (teb) (%)	54.6	57.3	58.8
Net interest margin on average earning assets (teb) (%)	3.34	3.53	3.72
Average earning assets	96,810	90,035	80,254
Average gross loans and acceptances	92,170	85,505	76,066
Average net loans and acceptances	91,462	84,966	75,557
Average deposits	98,203	80,316	70,431
Full-time equivalent employees	6,415	6,828	7,219

(1)	Before tax amounts of US$39 million in 2020, US$43 million in 2019 and US$45 million in 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

42	BMO Financial Group 203rd Annual Report 2020

Financial Review

U.S. P&C reported net income was $1,277 million, or 21% lower than $1,611 million in the prior year, and adjusted net income was $1,316 million, or 20% lower than $1,654 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $950 million, or 22% lower than $1,212 million in the prior year, and adjusted net income was $980 million, or 21% lower than $1,244 million, due to higher provisions for credit losses, partially offset by lower expenses and higher revenue.

Revenue was $4,113 million, an increase of $65 million or 2%, primarily due to growth in deposits and higher average loan balances, higher loan margins, as well as higher non-interest revenue, partially offset by lower deposit product margins, reflecting the impact of lower rates. Revenue was negatively impacted by the COVID-19 pandemic, as the record-low interest rate environment led to pressure on margins. Personal revenue decreased $66 million or 5%, largely due to lower deposit revenue, partially offset by higher loan revenue. Commercial revenue increased $131 million or 5%, due to higher loan and deposit balances, increased loan margins, as well as improved non-interest revenue, partially offset by lower margins on deposits.

Net interest margin of 3.34% decreased 19 basis points from the prior year, primarily due to lower deposit product margins, partially offset by higher loan margins and deposits growing faster than loans.

The total provision for credit losses was $638 million, an increase of $489 million from the prior year, reflecting the impact of the pandemic. The provision for credit losses on impaired loans increased $189 million, largely due to higher commercial and consumer provisions in the current year, partly as a result of higher recoveries in the prior year. There was a $328 million provision for credit losses on performing loans in the current year, compared with a $28 million provision for credit losses on performing loans in the prior year. For additional information, please refer to the Provision for Credit Losses section on page 31.

Non-interest expense was $2,287 million, a decrease of $73 million or 3%, and adjusted non-interest expense was $2,248 million, a decrease of $69 million or 3%, primarily due to lower employee-related costs and other discretionary spending, including travel and business development costs, reflective of the continued focus on expense management.

Average gross loans and acceptances increased $6.7 billion or 8% from a year ago to $92.2 billion, driven by commercial loan growth of 8% and higher personal loan balances of 5%, including growth in government lending loan programs related to COVID-19. Average deposits increased $17.9 billion or 22% to $98.2 billion, with 41% growth in commercial balances and 8% growth in personal balances, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Gross loans and acceptances as at October 31, 2020, decreased $2.1 billion or 2% from the prior year to $88.7 billion, driven by a decline of 5% in personal loan balances and 2% in commercial loan balances. Deposits as at October 31, 2020, increased $18.4 billion or 21% to $104.6 billion, with growth in commercial deposit balances of 42% and in personal deposit balances of 4%.

Business Environment, Outlook and Challenges

The U.S. P&C business is primarily based in eight states (Illinois, Wisconsin, Missouri, Indiana, Minnesota, Kansas, Arizona and Florida). In addition, the commercial business provides targeted nationwide coverage for key specialty sectors and has offices in select regional markets.

The COVID-19 pandemic continues to have a series of intense impacts on the economy and society. The financial effect of the pandemic led to a severe contraction of the U.S. economy and steep job losses in the first half of 2020, in part due to decreased consumer demand and business spending. The economy is now undergoing a recovery, supported by extraordinary U.S. fiscal policy stimulus, record-low Federal Reserve policy rates and the re-opening of non-essential businesses. These efforts have lowered the unemployment rate and lifted the housing market. In 2021, uncertain U.S. fiscal policies and U.S./China trade relations are expected to impact the economy, while the still-high level of new infections in the United States will cause further uncertainty and the potential for new restrictions on activity until a vaccine becomes available and is widely distributed.

During this period of extraordinary disruption, U.S. P&C remained committed to its customers and employees, as well as the bank’s shareholders, and took an active role in restoring local communities. The bank also worked closely with governments and agencies to implement the Payment Protection Program (PPP) to reduce the financial hardship caused by the COVID-19 pandemic, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover financially.

U.S. P&C is currently operating in a challenging environment, with lower interest rates adding pressure on both margins and customer acquisition. The bank will continue to monitor the competitive landscape in order to effectively price its products and services, while maintaining a prudent risk profile and a disciplined approach to expense management.

The commercial banking business continues to be high-performing, providing expert-level advice that is timely, impactful and within its risk appetite. The personal banking business continues to contribute to growth by enabling frictionless digital experiences, designing valuable products and features and offering the right product at the right time.

The personal and commercial businesses have a clear focus on executing the bank’s strategy and are well equipped to withstand the current economic environment and Boldly Grow the Good in business and life.

The U.S. economic environment in 2020 and the outlook for 2021 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This U.S. Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management

BMO Wealth Management serves a full range of clients from individuals and families to business owners and institutions. It offers a wide spectrum of asset, wealth management and insurance products and services aimed at helping clients plan, grow, protect and transition their wealth. The asset management business is focused on making a positive impact and delivering innovative client solutions.

Lines of Business

BMO Private Wealth provides full-service investing and wealth advisory services to high net worth and ultra-high net worth clients, leveraging strong financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services, and philanthropy.

BMO InvestorLine is a digital investing service that offers clients three ways to invest: a top-ranked self-directed online trading platform, which allows clients to take control of their investments; adviceDirect™, which combines the freedom of self-directed investing with personalized advice and support; and SmartFolio™, a digital solution that matches a portfolio to the client’s goals while a professional investment team handles day-to-day investment management.

BMO Wealth Management U.S. offers financial solutions to mass affluent, high net worth and ultra-high net worth families and businesses.

BMO Global Asset Management provides investment management and trust and custody services to institutional, retail and high net worth investors around the world. BMO Mutual Funds and BMO Exchange Traded Funds offer clients innovative investment solutions across a range of channels.

BMO Insurance is a diversified insurance and wealth solutions provider and a leader in pension de-risking solutions. It manufactures individual life, critical illness and annuity products as well as segregated funds. It also offers group creditor and travel insurance to bank customers in Canada.

Strategy and Key Priorities

2020 Priorities and Achievements

Key Priority: Deliver a differentiated client experience, providing outstanding support and working together to plan, grow, protect and transition their wealth with confidence

Achievements

•  Continued to support clients’ evolving needs during this challenging time, including providing expert advice and help in accessing financial relief measures, extending the grace period for most insurance premiums, digitizing processes and enabling call centres to support a significant increase in online brokerage transaction volumes and new accounts. Proactive client support continues to strengthen customer loyalty, with a 22% increase in Net Promoter Score over the past three years

•  Created the Wealth Insights Hub to help clients navigate the financial challenges and opportunities brought on by the COVID-19 pandemic, delivering research, information and advice to clients virtually, in one easy-to-navigate central location

•  BMO Private Banking was named Best Private Bank in Canada by World Finance magazine for the tenth consecutive year, in recognition of its client-centric approach and ability to understand and adapt to evolving trends. In addition, U.S. Private Bank was recognized by Global Finance Magazine as Best Private Bank for Entrepreneurs

•  Transformed the digital investing experience for clients, launching enhanced InvestorLine and adviceDirect websites that offer new features and provide a more intuitive way to invest

•  Continued to expand capabilities for serving ultra-high net worth clients with bespoke Family Office offerings designed for their unique needs

44	BMO Financial Group 203rd Annual Report 2020

Key Priority: Extend advantage as a solutions provider, delivering innovative asset management and insurance offerings that anticipate clients’ evolving needs and exceed their expectations

Achievements

•  Building on a leadership position in responsible investing, BMO Asset Management launched a suite of indexed Environmental, Social and Governance (ESG) exchange traded funds (ETFs) and raised over $1 billion for the Sustainable Development Goals (SDG) Engagement Global Equity Fund, supporting clients’ increasing preference to align financial and social goals. BMO was also recognized by Investment Week’s Sustainable and ESG Investment Awards, winning Best ESG Research Team for the second consecutive year and Best ESG Investment Fund for its BMO Responsible Global Equity Fund

•  Selected as asset manager for the Bank of Canada’s Provincial Bond Purchase Program, which aims to support the liquidity and efficiency of provincial government funding markets and will hold up to $50 billion of assets

•  Maintained leadership position in Canadian ETFs, ranking #1 in net new asset growth for the tenth consecutive year and #2 in market share

•  BMO Insurance continued to enhance its products to meet clients’ evolving needs, including expanding its Whole Life Insurance portfolio with the introduction of a new Wealth Accelerator plan option and the launch of the North American Equity Enhanced Market Indexed Account (EMIA), a new investment option available exclusively on its Universal Life insurance policies

Key Priority: Build on a strong foundation and continue to evolve, simplify and streamline businesses to drive value, efficiency and returns

Achievements

•  Accelerated digital capabilities in response to the COVID-19 pandemic, including transitioning over 90% of the global workforce to work remotely, implementing consistent team and client collaboration tools, and re-engineering relevant processes to be fully digital

•  Introduced and enhanced digital solutions that make it easier for clients to do business with us, including scanning and e-signature capabilities

•  Introduced new, interactive client features to BMO WealthPath, a digital, goal-based financial planning platform, enabling clients to explore different planning scenarios and navigate changes

•  Enhanced the online application journey, doubling application completion rates and enabling InvestorLine to successfully navigate more than a 30% increase in new account openings

•  Launched an Automated Underwriting Rules Engine, in partnership with one of North America’s largest reinsurers, to enhance data analytic capabilities for predictive modelling and straight-through processing

Key Priority: Continue to strengthen collaboration across BMO Wealth Management, the enterprise and borders to bring the best of BMO to all clients

Achievements

•  Continued to grow a world-class partnership for business owner clients with Business and Commercial Banking, including increased referral participation and new joint offices in Atlanta and Dallas, which has led to significant new client opportunities and deeper relationships with existing clients

•  Introduced dedicated, specialized teams to support women entrepreneurs, bringing together Private Wealth, Business Banking and Financial Planning to provide a holistic support model designed for the unique needs of women business owners

• Assisted large cross-border wealth clients to secure government business relief loans, demonstrating capabilities to fully serve clients on both sides of the border

2021 Focus

•  Deliver a differentiated client experience, providing outstanding support and working together to plan, grow, protect and transition their wealth with confidence

•  Extend advantage as a solutions provider, delivering innovative asset management and insurance offerings that anticipate clients’ evolving needs and exceed their expectations

•  Build on strong foundation and continue to evolve, simplify and streamline businesses to drive value, enhance efficiency and return on equity

•  Activate and drive an inclusive, high-performance culture, focused on strong collaboration and alignment across the enterprise and a commitment to building diverse and inclusive teams to bring the best of BMO to all clients

BMO Financial Group 203rd Annual Report 2020	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2020	2019	2018
Net interest income	900	935	826
Non-interest revenue	5,808	6,727	5,475
Total revenue	6,708	7,662	6,301
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,708	2,709	1,352
Revenue, net of CCPB	5,000	4,953	4,949
Provision for (recovery of) credit losses on impaired loans	4	2	6
Provision for (recovery of) credit losses on performing loans	18	(2)	–
Total provision for credit losses	22	–	6
Non-interest expense	3,519	3,523	3,517
Income before income taxes	1,459	1,430	1,426
Provision for income taxes	363	371	354
Reported net income	1,096	1,059	1,072
Amortization of acquisition-related intangible assets (1)	34	37	41
Reinsurance adjustment (2)	–	25	–
Adjusted net income	1,130	1,121	1,113

Key Performance Metrics and Drivers
Traditional Wealth businesses net income	893	861	805
Traditional Wealth businesses adjusted net income	927	898	846
Insurance net income	203	198	267
Insurance adjusted net income	203	223	267
Net income growth (%)	3.5	(1.1)	11.0
Adjusted net income growth (%)	0.8	0.8	8.0
Revenue growth (%)	(12.4)	21.6	1.3
Revenue growth, net of CCPB (%)	1.0	0.1	5.7
Adjusted CCPB	1,708	2,684	1,352
Revenue growth, net of adjusted CCPB (%)	0.5	0.6	5.7
Non-interest expense growth (%)	(0.1)	0.2	4.8
Adjusted non-interest expense growth (%)	–	0.3	5.8
Return on equity (%)	17.1	16.7	17.8
Adjusted return on equity (%)	17.7	17.7	18.5
Operating leverage, net of CCPB (%)	1.1	(0.1)	0.9
Adjusted operating leverage, net of CCPB (%)	0.5	0.3	(0.1)
Efficiency ratio, net of CCPB (%)	70.4	71.1	71.1
Adjusted efficiency ratio (%)	51.8	45.4	55.0
Adjusted efficiency ratio, net of CCPB (%)	69.5	69.8	70.0
Average common equity	6,364	6,321	5,989
Average assets	45,573	40,951	35,913
Average gross loans and acceptances	26,585	23,519	20,290
Average net loans and acceptances	26,547	23,487	20,260
Average deposits	43,660	36,419	34,251
Assets under administration (3)	411,959	393,576	382,839
Assets under management	482,554	471,160	438,274
Full-time equivalent employees	6,206	6,374	6,452

U.S. Business Select Financial Data (US$ in millions)
Total revenue	583	613	600
Non-interest expense	504	512	532
Reported net income	61	77	50
Adjusted net income	68	85	60
Average net loans and acceptances	4,540	4,156	3,619
Average deposits	6,471	5,794	5,748

(1)	Before tax amounts of $43 million in 2020, $47 million in 2019 and $52 million in 2018 are included in non-interest expense.
(2)

Fiscal 2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) for the net impact of major reinsurance claims incurred after the announced wind-down of the reinsurance business. This reinsurance adjustment is included in CCPB.

(3)	Certain assets under management that are also administered by the bank are included in assets under administration.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

46	BMO Financial Group 203rd Annual Report 2020

Financial Review

BMO Wealth Management reported net income was $1,096 million, an increase of $37 million or 3% from the prior year, and adjusted net income was $1,130 million, an increase of $9 million or 1%. Adjusted net income excludes the net impact of major reinsurance claims incurred in the prior year after the announced wind-down of the reinsurance business and the amortization of acquisition-related intangible assets in both years.

Traditional Wealth reported net income was $893 million, an increase of $32 million or 4% from the prior year, and adjusted net income was $927 million, an increase of $29 million or 3%, primarily due to higher revenue and lower expenses, including the benefits from focused expense management. Insurance net income was $203 million, an increase of $5 million on a reported basis and a decrease of $20 million on an adjusted basis from the prior year, due to higher creditor insurance claims.

Revenue was $6,708 million, compared with $7,662 million in the prior year. Revenue, net of reported and adjusted CCPB, was $5,000 million, an increase of $47 million or 1% on a reported basis from the prior year, and an increase of $22 million on an adjusted basis. Performance in the current year was negatively impacted by the COVID-19 pandemic, primarily due to lower net interest income earned on deposits, net of the benefit from higher deposit balances held by clients. Revenue in Traditional Wealth was $4,593 million, an increase of $38 million, primarily due to elevated online brokerage revenue and growth in client assets, net of fee pressure, partially offset by a legal provision in the current year and lower net interest income, as the benefits from strong loan and deposit growth were more than offset by lower margins. Insurance revenue, net of reported and adjusted CCPB, was $407 million, an increase of $9 million on a reported basis, and a decrease of $16 million on an adjusted basis, primarily due to the driver noted above.

The total provision for credit losses was $22 million, compared with no provision recorded in the prior year. The provision for credit losses on impaired loans increased $2 million, reflecting higher consumer provisions in the current year. There was an $18 million provision for credit losses on performing loans in the current year, compared with a $2 million recovery of credit losses in the prior year. For additional information, please refer to the Provision for Credit Losses section on page 31.

Non-interest expense was $3,519 million, a decrease of $4 million, and adjusted non-interest expense was $3,476 million, unchanged from the prior year, as benefits from focused expense management were offset by higher revenue-based costs and higher technology-related costs.

Assets under management increased $11.4 billion or 2% from the prior year to $482.6 billion, primarily driven by stronger global markets and favourable foreign exchange. Assets under administration increased $18.4 billion or 5% from the prior year to $412.0 billion, primarily driven by growth in client assets and stronger global markets. Average gross loans and average deposits increased 13% and 20%, respectively.

Business Environment, Outlook and Challenges

BMO Wealth Management is a global financial services provider operating in a highly competitive environment. The COVID-19 pandemic has accelerated existing industry trends, including digital adoption across customer segments, a growing need for product innovation and downward pressure on fees.

BMO Wealth Management continues to provide clients with expert advice and assist them in navigating through the challenges of market volatility and uncertainty, and to introduce new and differentiated products, as well as enhancing its digital advice capabilities, all of which has led to strong growth in net new assets, deposits, loans and online brokerage volumes.

While equity markets recovered from their 2020 lows, the outlook remains uncertain and could pivot quickly with the unknown path of the COVID-19 pandemic, U.S. congressional power, U.S./China trade relations, and future fiscal policy support in the face of rising budget deficits. Long-term interest rates in Canada and the United States are expected to rise slowly from recent historical lows, and short-term interest rates are expected to remain historically low for the foreseeable future; this will continue to exert pressure on net interest income.

Despite the uncertain market outlook, the wealth management industry remains attractive with good growth expected over the long term, as high net worth and retirement segments become increasingly significant. BMO Wealth Management will continue to deepen its existing client relationships and attract new clients with its personalized and differentiated approach to serving individuals, families and business owners. BMO Wealth Management will extend its advantage as a solutions provider, delivering innovative asset management and insurance offerings that anticipate clients’ evolving needs and at the same time, maintain its disciplined expense management approach.

The Canadian and U.S. economic environment in 2020 and the outlook for 2021 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This BMO Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,700 professionals in 35 locations around the world, including 22 offices in North America.

Lines of Business

Investment and Corporate Banking offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. The division also provides strategic advice on mergers and acquisitions (M&A), restructurings and recapitalizations, as well as valuation and fairness opinions. Investment and Corporate Banking also offers trade finance and risk mitigation services to support the international business activities of clients, and provides a wide range of banking and other operating services tailored to North American and international financial institutions.

Global Markets offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. New product development and origination services are also offered, as well as risk management advice and services to hedge against fluctuations in a variety of key inputs, including interest rates and commodities prices. In addition, Global Markets provides funding and liquidity management to clients.

Strategy and Key Priorities

2020 Priorities and Achievements

Key Priority: Deliver value-added solutions to meet client needs, and win opportunities through expertise, knowledge and insight

Achievements

•  Continued momentum in delivering solutions to clients, including: up-tiered leadership in Leveraged Finance, with bookrunner roles up 25%; increased IPO mandates where BMO was bookrunner by 78%; monetized investments in U.S. Debt Capital Markets, driving a 77% increase in joint bookrunner roles; and upsized M&A deals with important wins in large transactions

•  Supported clients with deep industry expertise and insight, and notable wins across different sectors: advised Detour Gold Corporation in its $5 billion sale to Kirkland Lake Gold Ltd. in a stock-for-stock exchange, reflecting a long-term relationship through numerous assignments, and resulting in a pro-forma entity with a combined market capitalization of $17 billion; acted as a joint bookrunner for GFL Environmental Inc. on their US$2.2 billion IPO – the largest in Canadian history – by leveraging collaboration across multiple cross-border industry and product groups in BMO Capital Markets; acted as exclusive financial advisor and left lead arranger, joint bookrunner, and administrative agent on the $450 million comprehensive refinancing for AgroFresh, Inc., which exemplifies a highly-coordinated cross-product, cross-industry effort to execute a complex and successful transaction in a difficult pandemic environment; and acted as joint lead arranger/joint bookrunner for Ryan Specialty Group, LLC’s US$1.95 billion credit facility, which partially funded its acquisition of All Risks Ltd., the result of a long-standing relationship with U.S. Commercial Banking and a “One Bank” approach to supporting the client

•  Maintained a long-standing global leadership position in the Metals & Mining sector, earning recognition as the Best Metals & Mining Investment Bank by Global Finance magazine, for the 11th consecutive year. Hosted the 29th Global Metals & Mining Conference with over 1,200 clients, creating over 6,000 touchpoints

•  Named Best Bank for the Canadian Dollar by FX Week, for the ninth consecutive year

•  Following the launch of a Sustainable Finance focus in 2019, continued to establish a strong presence in this key area by underwriting $43 billion of sustainable bonds in 2020, representing a 483% year-over-year increase in sustainable bond underwriting, and aligning with BMO’s Purpose. Notable sustainable finance transactions included: acting as joint lead manager on the World Bank’s US$8 billion sustainable development bond, the largest U.S.-dollar-denominated bond issued by a supranational organization, with proceeds from the bond supporting projects in developing countries, such as addressing the impacts of COVID-19, and acting as sustainability structuring agent and sole bookrunner on the $1.92 billion sustainability linked loan (SLL) to Maple Leaf Foods, Inc., a first in Canadian history

•  Continued to drive strong client loyalty scores across the Corporate Banking business, with an increase over last year’s score, and expanded BMO’s loan book and deposits to support clients’ goals

48	BMO Financial Group 203rd Annual Report 2020

Key Priority: Work smarter, simplify and digitize

Achievements

•  Invested strategically in electronic trading capabilities by successfully completing the acquisition of Clearpool Group, Inc., a state-of-the-art electronic trading platform in April 2020. The transaction enables BMO Capital Markets to provide clients with customizable algorithmic trading strategies and to compete with the top players in the North American electronic trading business

•  The U.S. Rates team successfully partnered with a liquidity provider in U.S. Treasuries. This strategic partnership provides clients with better pricing and deeper liquidity, and benefits BMO by reducing balance sheet costs and minimizing its inventory of less liquid securities

•  Launched a new partnership with Canadian Commercial Banking and U.S. Commercial Banking to align the respective technology lending and cash management capabilities within the Technology and Innovation Banking Group, to better serve the needs of clients in the technology sector from an enterprise perspective

•  Maintained seamless support through the pandemic by connecting with clients through innovative digital strategies and tools, including successfully converting in-person roadshows, analyst marketing events and investor conferences to completely virtual events. BMO Capital Markets successfully held ten virtual conferences, including a Global Farm-to-Market Conference with overall client attendance of 1,030, representing an increase of 25% from 2019

•  Demonstrated agility, with virtually 100% of BMO Capital Markets employees working productively from home during the pandemic, initiating faster technology tool roll-outs than ever

•  Continued to enhance internal cost discipline and consider ways to work smarter. Initiatives included the Million Hour Challenge, in which employees were asked to improve productivity, simplify work processes and collectively save one million hours

2021 Focus

•  Continue to invest where BMO Capital Markets has the strengths and capabilities to deliver value-added solutions and meet client needs

•  Build on a foundation to work smarter and simplify how BMO Capital Markets does business, to enhance efficiency and return on equity with a particular focus on digitization

•  Activate and drive an inclusive, high-performance culture – focused on urgency and accountability to clients, strong partnership and alignment across the enterprise, and a commitment to eliminate the barriers to diversity and inclusion

•  Continue to be prudent managers of time, capital and risk for clients, employees and shareholders

BMO Financial Group 203rd Annual Report 2020	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2020	2019	2018
Net interest income (teb)	3,320	2,390	1,780
Non-interest revenue	2,006	2,369	2,608
Total revenue (teb)	5,326	4,759	4,388
Provision for (recovery of) credit losses on impaired loans	310	52	(17)
Provision for (recovery of) credit losses on performing loans	349	28	(1)
Total provision for (recovery of) credit losses	659	80	(18)
Non-interest expense	3,236	3,279	2,879
Income before income taxes	1,431	1,400	1,527
Provision for income taxes (teb)	344	309	368
Reported net income	1,087	1,091	1,159
Acquisition integration costs (1)	11	10	11
Amortization of acquisition-related intangible assets (2)	18	17	2
Adjusted net income	1,116	1,118	1,172

Key Performance Metrics and Drivers
Global Markets revenue	3,222	2,704	2,542
Investment and Corporate Banking revenue	2,104	2,055	1,846
Net income growth (%)	(0.4)	(5.9)	(9.4)
Adjusted net income growth (%)	(0.2)	(4.7)	(8.5)
Revenue growth (%)	11.9	8.5	(4.7)
Non-interest expense growth (%)	(1.3)	13.9	2.5
Adjusted non-interest expense growth (%)	(1.4)	13.4	2.0
Return on equity (%)	9.2	9.9	12.9
Adjusted return on equity (%)	9.5	10.1	13.0
Operating leverage (teb) (%)	13.2	(5.4)	(7.2)
Adjusted operating leverage (teb) (%)	13.3	(4.9)	(6.7)
Efficiency ratio (teb) (%)	60.8	68.9	65.6
Adjusted efficiency ratio (teb) (%)	60.1	68.2	65.2
Average common equity	11,353	10,430	8,464
Average assets	369,518	342,626	307,357
Average gross loans and acceptances	67,088	60,287	46,968
Average net loans and acceptances	66,693	60,199	46,902
Full-time equivalent employees	2,686	2,772	2,714

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	1,865	1,609	1,252
Non-interest expense	1,152	1,197	987
Reported net income	279	292	196
Adjusted net income	299	312	205
Average assets	116,307	107,185	98,265
Average net loans and acceptances	24,961	21,260	15,249

(1)	KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $14 million in 2020, $13 million in 2019 and $14 million in 2018 are included in non-interest expense.
(2)	Before tax amounts of $23 million in 2020, $22 million in 2019 and $3 million in 2018 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

50	BMO Financial Group 203rd Annual Report 2020

Financial Review

BMO Capital Markets reported net income was $1,087 million and adjusted net income was $1,116 million, both relatively unchanged from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue and lower expenses were offset by higher provisions for credit losses.

Revenue was $5,326 million, an increase of $567 million or 12% from the prior year, or 11% excluding the impact of the stronger U.S. dollar. Global Markets revenue increased $518 million or 19%, primarily due to higher interest rate trading, commodities trading and foreign exchange trading revenue, partially offset by lower equities trading revenue. Trading-related revenue benefitted from higher levels of client activity, given the reaction of market participants to the COVID-19 pandemic, while experiencing negative impacts related to equity linked notes-related businesses in the volatile second quarter. Investment and Corporate Banking revenue increased $49 million or 2%, primarily due to higher corporate banking-related revenue and equity underwriting revenue, partially offset by lower net securities gains, lower advisory revenue and markdowns on the held-for-sale loan portfolio.

The total provision for credit losses was $659 million, compared with $80 million in the prior year, reflecting the impact of the pandemic and higher oil and gas provisions. The provision for credit losses on impaired loans was $310 million, compared with $52 million in the prior year. There was a $349 million provision for credit losses on performing loans in the current year, compared with $28 million in the prior year. For additional information, please refer to the Provision for Credit Losses section on page 31.

Non-interest expense was $3,236 million, a decrease of $43 million or 1%, and adjusted non-interest expense was $3,199 million, a decrease of $45 million or 1%, or 2% excluding the impact of the stronger U.S. dollar. The decrease was largely due to lower severance expense and lower travel and business development costs, reflecting the current environment, partially offset by higher performance-based compensation and technology costs.

Average assets increased $26.9 billion or 8% to $369.5 billion from the prior year, or 7% excluding the impact of the stronger U.S. dollar, primarily due to higher levels of derivatives and net loans and acceptances. Average gross loans and acceptances increased $6.8 billion or 11% from the prior year to $67.1 billion, reflecting higher lending activity and loan utilizations. Gross loans and acceptances as at October 31, 2020, increased $2.2 billion or 4% from the prior year to $62.8 billion, or 3% excluding the impact of the stronger U.S. dollar, reflecting higher lending activity.

Business Environment, Outlook and Challenges

In fiscal 2020, BMO Capital Markets entered the COVID-19 crisis from a position of strength, enabling it to navigate the market volatility and challenging market conditions that ensued. Throughout the year, BMO Capital Markets continued to execute on a strategy which leveraged its balanced, diversified and client-focused business model, while maintaining strong risk management practices.

Despite severe market dislocation and volatility caused by the pandemic, as well as a low interest rate environment, the business continued to provide liquidity to clients and experienced particularly favourable conditions for trading activity.

Looking ahead to fiscal 2021, the course of the pandemic and path to recovery remain unknown, with vaccine development progress, potential for new restrictions on activity, trade tensions, and future fiscal policy all contributing to heightened uncertainty in the macroeconomic environment. However, business investment is expected to improve and market volatility is also expected to normalize. BMO Capital Markets’ strategy remains unchanged: a sharp focus on clients, aiming to be their valued financial partner – leveraging people, innovative solutions and capital to help them achieve their goals. With a leading position in Canada and strong momentum in the United States, it is expected that further investing in product offerings and capabilities to serve clients, particularly where the bank has core strengths and opportunity, and choosing where to increase or reduce focus will provide a strong foundation for profitable growth and returns. In addition, BMO Capital Markets’ disciplined and integrated approach to risk management, along with continued investments in regulatory technology infrastructure, will enable the business to meet risk management requirements in the coming years. Assuming markets remain constructive and there is limited further deterioration in the macroeconomic environment, BMO Capital Markets is confident of its ability to maintain a strong market position and achieve its strategic objectives.

The Canadian and U.S. economic environment in 2020 and the outlook for 2021 are discussed in more detail in the Economic Developments and Outlook section on page 18.

Caution

This BMO Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services’ results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Corporate Services focuses on enterprise-wide priorities related to maintaining a sound risk and control environment and efficiency, while supporting the businesses in meeting their customer experience objectives. Notable achievements during the year included:

•

Provided strong operational resilience throughout the COVID-19 pandemic, by enabling remote working capabilities for non-branch workforce and launching additional innovative technology and tools across the enterprise to foster effective virtual collaboration for employees and customers.

•

Corporate Units continued to operate effectively in a volatile environment, supporting execution of business strategies and implementation and operation of hardship and government relief programs to meet customer needs, while ensuring a prudent risk management posture in response to market developments.

•

Scaled and accelerated the Chief Information and Operations Officer operating model established last year, to support Business to Customer and Business to Business strategies, aligning technology and operations with business groups across the enterprise. This structure allows for end-to-end accountability to ensure integrated business technology solutions, which are facilitated by integrated teams. The operating model has been instrumental in accelerating the bank’s digital agenda.

•

Evolved the Financial Crimes Unit (FCU) launched last year to enhance security capabilities across the bank. The FCU represents evolving best practices globally, bringing together cyber, fraud and physical security functions, as well as subject matter experts across the lines of business and business functional groups. FCU capabilities are complemented by advanced analytics and methodologies, including artificial intelligence (AI), to enable accelerated detection, prevention, response and recovery capabilities to safeguard customer, employee and bank data. The FCU has been pivotal in implementing risk mitigation strategies in response to the increase in cyber threats during the pandemic.

•

Continued to accelerate the deployment of digital technology to transform the business, including further implementation of BMO Digital Banking for the Personal and Business Banking business, BMO Wealth Management’s operations digitization, expansion of BMO Capital Markets’ international capabilities and digitization of Corporate and Commercial Banking operations, in line with the bank’s stated priorities.

•

Advanced the data and analytics platform to build out analytics and robotics capabilities, supporting business initiatives and enabling further gains in efficiency. Heightened use of AI to enable the bank in the new remote environment resulting from the pandemic. Strengthened cloud partnerships, driving innovative technology capabilities in the areas of robotics and AI, and continued to explore opportunities to leverage quantum computing through the execution of proofs of concept with third-party providers and research institutions.

•

Continued to deliver a technology critical service focus across the enterprise, to ensure resilience, scale and integration capabilities to reduce risk and costs, and enhance technology-enabled experiences for customers and employees.

52	BMO Financial Group 203rd Annual Report 2020

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2020	2019	2018
Net interest income before group teb offset	(364)	(242)	(245)
Group teb offset	(335)	(296)	(313)
Net interest income (teb)	(699)	(538)	(558)
Non-interest revenue	285	238	248
Total revenue (teb)	(414)	(300)	(310)
Provision for (recovery of) credit losses on impaired loans	3	(7)	(13)
Provision for (recovery of) credit losses on performing loans	–	(5)	(2)
Total provision for (recovery of) credit losses	3	(12)	(15)
Non-interest expense	457	856	436
Income (loss) before income taxes	(874)	(1,144)	(731)
Recovery of income taxes (teb)	(483)	(517)	(2)
Reported net loss	(391)	(627)	(729)
Acquisition integration costs (1)	–	–	14
Restructuring costs (2)	–	357	192
U.S. net deferred tax asset revaluation (3)	–	–	425
Benefit from the remeasurement of an employee benefit liability (4)	–	–	(203)
Adjusted net loss	(391)	(270)	(301)
Adjusted total revenue (teb)	(414)	(300)	(310)
Total adjusted provision for (recovery of) credit losses	3	(12)	(15)
Adjusted non-interest expense	457	372	433
Adjusted net loss	(391)	(270)	(301)
Full-time equivalent employees	14,170	14,901	14,365

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	(116)	(37)	(41)
Provision for (recovery of) credit losses	3	(4)	(12)
Non-interest expense	97	192	195
Provision for (recovery of) income taxes (teb)	(89)	(76)	263
Reported net loss	(127)	(149)	(487)
Adjusted total revenue (teb)	(116)	(37)	(41)
Adjusted provision for (recovery of) credit losses	3	(4)	(12)
Adjusted non-interest expense	97	76	140
Adjusted net loss	(127)	(63)	(107)

(1)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(2)	Restructuring charges before tax amounts of $484 million in 2019 and $260 million in 2018. Restructuring costs are included in non-interest expense.
(3)

Charge due to the revaluation of the U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information, refer to the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 116.

(4)

A benefit of $203 million after tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to the other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17.

Financial Review

Corporate Services reported and adjusted net loss was $391 million, compared with a reported net loss of $627 million and an adjusted net loss of $270 million in the prior year. Adjusted results in the prior year exclude the restructuring charge. The adjusted net loss increased, primarily due to higher employee-related costs and real estate expenses, lower treasury-related revenue reflecting the impact of higher levels of excess customer deposits, and higher provisions for credit losses.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s results in the most recent three quarters of 2020 reflect the impact of the COVID-19 pandemic and the steepest and most synchronized global recession on record. Canadian and global economies experienced an historic contraction from the second to the fourth quarter of 2020, in response to business closures and precautionary measures implemented to contain the spread of COVID-19. In 2020, the bank recorded higher provisions for credit losses in all its businesses, primarily due to the impact of the pandemic. Revenue performance in the bank’s market-sensitive businesses was negatively impacted by volatile market conditions in the second quarter of 2020, but improved in the second half of the year. The P&C businesses recorded good year-over-year average balance growth, but revenue growth in recent quarters was negatively impacted by COVID-19, the lower interest rate environment and changes in client activity. Prior to the pandemic, BMO’s underlying results generally trended upwards.

Reported results over the past eight quarters were impacted by a restructuring charge and a reinsurance adjustment, both in the fourth quarter of 2019.

Canadian P&C delivered year-over-year loan and deposit growth, and benefitted from focused expense management. Revenue growth in the second, third and fourth quarters of 2020 was negatively impacted by COVID-19, including the impact of lower interest rates on net interest income and lower non-interest revenue. U.S. P&C net income reflects increased provisions for credit losses during 2020. Revenue growth in recent quarters was impacted by COVID-19, including the lower rate environment and changes in customer activity. Results reflect the continued focus on expense management. Traditional Wealth Management results in BMO Wealth Management have generally seen moderate increases. The current quarter results reflect the impact of improved global equity markets, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance results are subject to variability resulting from changes in interest rates, equity markets and reinsurance claims. BMO Capital Markets generally reflects good revenue performance, with year-over-year growth in seven of the past eight quarters, including strong U.S. segment performance and benefits from the bank’s diversified businesses. The second quarter of 2020 was negatively impacted by volatile market conditions resulting from the COVID-19 pandemic. Results in the second quarter of 2019 included a severance expense. Corporate Services results can vary from quarter to quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services. There were no Corporate Services adjusting items in fiscal 2020.

BMO’s total provision for credit losses measured as a percentage of net loans and acceptances ranged between 13 basis points and 31 basis points between the fourth quarter of 2018 and first quarter of 2020. The bank recognized elevated credit losses since the World Health Organization declared COVID-19 a global pandemic on March 11, 2020. The total provision for credit losses was 94 basis points in the second quarter of 2020, 89 basis points in the third quarter of 2020 and 38 basis points in the fourth quarter of 2020.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which the bank operates, the level of pre-tax income, and the level of tax-exempt income from securities.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 for further details.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section on page 17. See also the Impact of COVID-19 section on page 24 and the Enterprise-Wide Risk Management section on page 73.

54	BMO Financial Group 203rd Annual Report 2020

Summarized Statement of Income and Quarterly Financial Measures

(Canadian $ in millions, except as noted)	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019
Net interest income (1)	3,530	3,535	3,518	3,388	3,364	3,217	3,135	3,172
Non-interest revenue	2,456	3,654	1,746	3,359	2,723	3,449	3,078	3,345
Revenue (1)	5,986	7,189	5,264	6,747	6,087	6,666	6,213	6,517
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	–	1,189	(197)	716	335	887	561	926
Revenue, net of CCPB (1)	5,986	6,000	5,461	6,031	5,752	5,779	5,652	5,591
Provision for (recovery of) credit losses on impaired loans	339	446	413	324	231	243	150	127
Provision for (recovery of) credit losses on performing loans	93	608	705	25	22	63	26	10
Total provision for credit losses	432	1,054	1,118	349	253	306	176	137
Non-interest expense (1)	3,548	3,444	3,516	3,669	3,987	3,491	3,595	3,557
Income before provision for income taxes	2,006	1,502	827	2,013	1,512	1,982	1,881	1,897
Provision for income taxes	422	270	138	421	318	425	384	387
Reported net income (see below)	1,584	1,232	689	1,592	1,194	1,557	1,497	1,510
Acquisition integration costs (2)	3	4	2	2	2	2	2	4
Amortization of acquisition-related intangible assets (3)	23	23	24	23	29	23	23	24
Restructuring costs (4)	–	–	–	–	357	–	–	–
Reinsurance adjustment (5)	–	–	–	–	25	–	–	–
Adjusted net income (see below)	1,610	1,259	715	1,617	1,607	1,582	1,522	1,538

Operating group reported net income
Canadian P&C reported net income	647	320	361	700	710	650	616	648
Amortization of acquisition-related intangible assets (3)	1	–	1	–	–	1	–	1
Canadian P&C adjusted net income	648	320	362	700	710	651	616	649
U.S. P&C reported net income	324	263	339	351	393	368	406	444
Amortization of acquisition-related intangible assets (3)	9	10	10	10	11	11	11	10
U.S. P&C adjusted net income	333	273	349	361	404	379	417	454
BMO Wealth Management reported net income	320	341	144	291	266	250	305	238
Amortization of acquisition-related intangible assets (3)	8	8	9	9	9	8	10	10
Reinsurance adjustment (5)	–	–	–	–	25	–	–	–
BMO Wealth Management adjusted net income	328	349	153	300	300	258	315	248
BMO Capital Markets reported net income	379	426	(74)	356	271	314	250	256
Acquisition integration costs (2)	3	4	2	2	2	2	2	4
Amortization of acquisition-related intangible assets (3)	5	5	4	4	9	3	2	3
BMO Capital Markets adjusted net income	387	435	(68)	362	282	319	254	263
Corporate Services reported net income	(86)	(118)	(81)	(106)	(446)	(25)	(80)	(76)
Restructuring costs (4)	–	–	–	–	357	–	–	–
Corporate Services adjusted net income	(86)	(118)	(81)	(106)	(89)	(25)	(80)	(76)
Basic earnings per share ($) (6)	2.37	1.81	1.00	2.38	1.79	2.34	2.27	2.28
Diluted earnings per share ($) (6)	2.37	1.81	1.00	2.37	1.78	2.34	2.26	2.28
Adjusted diluted earnings per share ($) (6)	2.41	1.85	1.04	2.41	2.43	2.38	2.30	2.32
Net interest margin on average earning assets (%)	1.61	1.59	1.70	1.68	1.71	1.67	1.72	1.69
PCL-to-average net loans and acceptances (annualized) (%)	0.38	0.89	0.94	0.31	0.23	0.28	0.16	0.13
PCL on impaired loans to average net loans and acceptances (annualized) (%)	0.30	0.38	0.35	0.29	0.21	0.22	0.14	0.12
Effective tax rate (%)	21.1	18.0	16.6	20.9	21.0	21.5	20.4	20.4
Adjusted effective tax rate (%)	21.1	18.2	16.7	21.0	22.0	21.5	20.5	20.4
Canadian/U.S. dollar average exchange rate ($)	1.3217	1.3584	1.3811	1.3161	1.3240	1.3270	1.3299	1.3351

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. BMO recognized $90 million in Q4-2020, $91 million in Q3-2020, $90 million in Q2-2020 and $89 million in Q1-2020 of depreciation on the right-of-use assets recorded in non-interest expense. BMO recognized $13 million in each of Q4-2020, Q3-2020 and Q2-2020, and $14 million in Q1-2020 of interest on the lease liability recorded in interest expense. For more information, refer to the Changes in Accounting Policies in 2020 section on page 118.

(2)

Acquisition integration costs before tax are included in non-interest expense. BMO Capital Markets amounts of $3 million in Q4-2020, $5 million in Q3-2020, $3 million in both Q2-2020 and Q1-2020, $2 million in Q4-2019, $3 million in Q3-2019, $2 million in Q2-2019, and $6 million in Q1-2019.

(3)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $1 million in Q4-2020, $nil in Q3-2020, $1 million in Q2-2020, $nil in both Q1-2020 and Q4-2019, $1 million in Q3-2019, $nil in Q2-2019, and $1 million in Q1-2019. U.S. P&C amounts of $13 million in both Q4-2020 and Q3-2020, $14 million in Q2-2020, $13 million in Q1-2020, $15 million in Q4-2019, and $14 million in each of Q3-2019, Q2-2019 and Q1-2019. BMO Wealth Management amounts of $10 million in Q4-2020, $11 million in each of Q3-2020, Q2-2020, Q1-2020, Q4-2019, and Q3-2019, $12 million in Q2-2019, and $13 million in Q1-2019. BMO Capital Markets amounts of $6 million in Q4-2020, $8 million in Q3-2020, $4 million in Q2-2020, $5 million in Q1-2020, $12 million in Q4-2019, $3 million in Q3-2019, $4 million in Q2-2019, and $3 million in Q1-2019.

(4)

Q4-2019 reported net income included a $357 million after-tax ($484 million pre-tax) restructuring charge, related to severance and a small amount of real estate-related costs, to improve efficiency, including accelerating delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way the bank does business. Restructuring charges are included in non-interest expense in Corporate Services.

(5)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

(6)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 23 on page 204 of the consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

Caution

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis, where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

BMO Financial Group 203rd Annual Report 2020	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Fourth Quarter 2020 Performance

Reported net income was $1,584 million, an increase of $390 million or 33% from the prior year, and adjusted net income was $1,610 million, an increase of $3 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The prior year adjusted net income also excludes a $357 million restructuring charge, primarily related to severance, as well as a $25 million reinsurance adjustment for the net impact of major reinsurance claims that were incurred after the announced decision to wind down the reinsurance business. Adjusted results primarily reflect the impact of higher provisions for credit losses, which increased $179 million pre-tax or $131 million after tax, which largely offset the benefit from higher revenue, net of modestly higher expenses. Adjusted net income increased in BMO Capital Markets and BMO Wealth Management, partially offset by a decrease in the P&C businesses. Corporate Services adjusted net loss was relatively unchanged from the prior year. A full list of adjusting items is disclosed in the Non-GAAP Measures section on page 17.

Reported EPS was $2.37, an increase of $0.59 or 33% from the prior year, and adjusted EPS was $2.41, a decrease of $0.02 or 1%.

Summary income statements and data for the quarter and comparative quarters are outlined on page 55.

The combined Personal and Commercial Banking business reported net income was $971 million, compared with $1,103 million in the fourth quarter of the prior year, and adjusted net income was $981 million, compared with $1,114 million. Reported and adjusted net income were impacted by higher provisions for credit losses, which increased $155 million pre-tax, or $115 million after tax from the fourth quarter in the prior year. Canadian P&C reported net income was $647 million and adjusted net income was $648 million, or 9% lower than the reported and adjusted net income of $710 million in the prior year. Net income decreased due to lower revenue and higher provisions for credit losses, partially offset by lower expenses. On a Canadian dollar basis, U.S. P&C reported net income was $324 million, or 17% lower than $393 million in the prior year, and adjusted net income was $333 million, or 17% lower than $404 million. On a U.S. dollar basis, U.S. P&C reported net income was US$245 million, or 17% lower than US$297 million in the prior year, and adjusted net income was US$253 million, or 17% lower than US$305 million, due to higher provisions for credit losses on performing loans, with lower revenue more than offset by lower expenses. BMO Wealth Management reported net income was $320 million, an increase of $54 million or 20% from the prior year, and adjusted net income was $328 million, an increase of $28 million or 9%. Adjusted net income in the prior year excludes the net impact of major reinsurance claims. Traditional Wealth reported net income was $253 million, an increase of $17 million or 7%, and adjusted net income was $261 million, an increase of $16 million or 6%, primarily driven by higher revenue, partially offset by higher expenses. Insurance net income was $67 million, an increase of $37 million on a reported basis and $12 million on an adjusted basis, primarily reflecting unfavourable market movements in the prior year. BMO Capital Markets reported net income was $379 million, an increase of $108 million or 40% from the prior year, and adjusted net income was $387 million, an increase of $105 million or 38%. Strong revenue performance was partially offset by higher provisions for credit losses and higher expenses. Corporate Services reported and adjusted net loss for the quarter was $86 million, compared with a reported net loss of $446 million and an adjusted net loss of $89 million in the prior year. Adjusted results in the fourth quarter of the prior year exclude the restructuring charge. Adjusted results are relatively unchanged, primarily due to higher revenue and the impact of a favourable tax rate in the current quarter, offset by higher expenses.

Total revenue was $5,986 million, a decrease of $101 million or 2% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $234 million, or 4% from $5,752 million in the fourth quarter of the prior year. Revenue net of adjusted CCPB, which excludes the reinsurance adjustment in the prior year, increased $209 million or 4%. Canadian P&C revenue decreased 2%, primarily due to lower non-interest revenue, including lower credit card fee revenue and deposit fee revenue, with net interest income relatively unchanged, as higher balances across most products were offset by lower margins. Revenue was negatively impacted by the COVID-19 pandemic with pressure on margins from the record-low interest rate environment, and lower credit card fee revenue and deposit fee revenue. U.S. P&C revenue decreased 2% on both a Canadian dollar basis and a U.S. dollar basis, due to lower non-interest revenue across most categories with net interest income relatively unchanged, with higher deposit balances and loan margins largely offset by lower deposit product margins. Revenue was negatively impacted by the COVID-19 pandemic, as a record-low interest rate environment resulted in pressure on deposit margins. BMO Wealth Management revenue decreased 16%. Revenue, net of reported and adjusted CCPB, increased 6% on a reported basis and 4% on an adjusted basis. Revenue in Traditional Wealth increased 2%, primarily due to higher online brokerage revenues and the benefit from higher global markets, partially offset by lower net interest income, as the benefit from strong loan and deposit growth was more than offset by lower margins. Insurance revenue, net of CCPB, increased $50 million on a reported basis, and $25 million on an adjusted basis, due to unfavourable market movements in the prior year. BMO Capital Markets revenue increased 17%. Global Markets revenue increased, driven by strong client activity across interest rates, equities and commodities trading. Investment and Corporate Banking revenue increased, primarily driven by higher corporate banking-related revenue, as well as underwriting and advisory revenue. Corporate Services revenue increased $33 million, primarily due to below-trend revenue, excluding teb adjustments in the prior year.

Net interest income was $3,530 million, an increase of $166 million or 5%. On an excluding trading basis, net interest income was $3,018 million, an increase of $39 million or 1% from the prior year, largely due to higher net interest income in Corporate Services with net interest income in the businesses relatively unchanged.

Average earning assets were $873.9 billion, an increase of $95.5 billion or 12%, due to higher securities, higher cash resources, and loan growth, as well as higher securities borrowed or purchased under resale agreements. BMO’s overall net interest margin decreased 10 basis points from the fourth quarter in the prior year, primarily driven by a higher volume of assets in Corporate Services as a result of high liquidity levels, which have a lower spread than the bank, and lower margins in Canadian P&C and BMO Wealth Management due to lower interest rates, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 18 basis points, due to the drivers noted above.

Non-interest revenue, net of CCPB, was $2,456 million, an increase of $68 million or 3%. Non-interest revenue, net of adjusted CCPB, increased $43 million or 2%. The increase was primarily driven by higher trading, underwriting and advisory, and lending revenue and higher insurance revenue, net of adjusted CCPB, partially offset by lower other non-interest revenue, lower securities gains other than trading and lower securities commissions and fees. On an excluding trading basis, net of adjusted CCPB, non-interest revenue was $2,433 million, relatively unchanged from the prior year.

Gross insurance revenue decreased $292 million from the fourth quarter in the prior year, primarily due to a decrease in the fair value of investments in the current quarter from increases in interest rates, compared with relatively unchanged interest rates in the prior year, partially offset by higher annuity sales in the current quarter. These changes related to the fair value of investments were largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed below.

The total provision for credit losses was $432 million, an increase of $179 million from the fourth quarter in the prior year, primarily due to the impact of COVID-19. The total provision for credit losses ratio was 38 basis points, compared with 23 basis points in the prior year. The provision for credit losses on impaired loans was $339 million, an increase of $108 million from $231 million in the prior year, primarily due to higher provisions in the Canadian P&C and BMO Capital Markets businesses. The provision for credit losses on impaired loans ratio was 30 basis points, compared

56	BMO Financial Group 203rd Annual Report 2020

with 21 basis points in the prior year. There was a $93 million provision for credit losses on performing loans in the current quarter, compared with $22 million in the prior year. The $22 million provision for credit losses on performing loans in the prior year was largely due to portfolio growth, negative migration and scenario weight change, partially offset by changes in economic outlook, while the $93 million provision for credit losses on performing loans in the current quarter reflects a more severe adverse scenario, partially offset by an improving economic outlook and reduced balances.

Reported and adjusted CCPB were $nil in the current quarter, a decrease of $335 million on a reported basis and $310 million on an adjusted basis from the fourth quarter in the prior year. Adjusted CCPB in the prior year excludes the $25 million reinsurance adjustment. In the current quarter, the $nil CCPB reflects payments related to claims and policy benefits that fully offset changes in policyholder liabilities. Results decreased, primarily due to a decrease in the fair value of policy benefit liabilities in the current year resulting from increases in interest rates, compared with relatively unchanged interest rates in the prior year, partially offset by higher annuity sales.

Reported non-interest expense was $3,548 million, a decrease of $439 million or 11% from the fourth quarter in the prior year, and adjusted non-interest expense was $3,515 million, an increase of $52 million or 1%, or 2% excluding the impact of the weaker U.S. dollar. Adjusted non-interest expense excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods and the restructuring charge in the prior year. The increase was largely due to higher premises and equipment costs and amortization of intangibles, partially offset by a continued focus on expense management, with lower expense across a number of categories, including lower travel and business development costs.

The provision for income taxes was $422 million, an increase of $104 million from the fourth quarter of the prior year. The effective tax rate for the current quarter was 21.1%, relatively unchanged from 21.0% in the fourth quarter of 2019. The adjusted provision for income taxes was $429 million, a decrease of $25 million from the fourth quarter of the prior year. The adjusted effective tax rate was 21.1% in the current quarter, compared with 22.0% in the fourth quarter of 2019.

Adjusted results in this Review of Fourth Quarter 2020 Performance section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

2019 Financial Performance Review

The preceding discussions in the MD&A focused on BMO’s performance in fiscal 2020. This section summarizes BMO’s performance in fiscal 2019, relative to fiscal 2018. As noted on page 13, certain prior-year data has been reclassified to conform with the presentation in 2020, including changes resulting from transfers between operating groups. Further information on these reclassifications is provided on page 35.

Net Income

Reported net income was $5,758 million in 2019, an increase of $305 million or 6% from 2018, and adjusted net income was $6,249 million, an increase of $267 million or 4% from the prior year. Adjusted net income in both periods excludes restructuring charges, amortization of acquisition-related intangible assets and acquisition-related costs. Adjusted net income in 2019 also excludes the net impact of major reinsurance claims from Japanese typhoons incurred after the announced wind-down of the reinsurance business, and adjusted net income in 2018 also excludes a one-time non-cash charge related to the revaluation of a U.S. net deferred tax asset due to U.S. tax reform and a benefit from the remeasurement of an employee benefit liability. The impact of the stronger U.S. dollar on net income was not significant. Reported and adjusted net income growth largely reflects good performance in the P&C businesses and an increase in Corporate Services, partially offset by a decrease in BMO Capital Markets. Reported net income in BMO Wealth Management decreased, while adjusted net income increased.

Return on Equity

Reported return on equity (ROE) was 12.6% and adjusted ROE was 13.7% in 2019, compared with 13.3% and 14.6%, respectively, in 2018. Reported and adjusted ROE decreased, primarily due to growth in common equity exceeding growth in net income. Reported results in both periods included restructuring charges, and reported results in 2018 also included the impact of the one-time non-cash charge related to the revaluation of a U.S. net deferred tax asset on net income and a benefit from the remeasurement of an employee future benefit liability. There was an increase of $278 million or 5% in net income available to common shareholders in 2019 and an increase of $240 million or 4% in adjusted net income available to common shareholders. Average common shareholders’ equity increased $4.4 billion or 11% from 2018, primarily due to growth in retained earnings and accumulated other comprehensive income. The reported return on tangible common equity (ROTCE) in 2019 was 15.1%, compared with 16.2% in 2018, and adjusted ROTCE was 16.1% in 2019, compared with 17.5% in the prior year. Book value per share increased 11% from 2018 to $71.54, largely reflecting the increase in shareholders’ equity.

Revenue

Reported revenue was $25,483 million in 2019, an increase of $2,578 million or 11% from 2018, or 10% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities against insurance revenue (net revenue), revenue was $22,774 million, an increase of $1,221 million or 6% from the prior year, or 5% excluding the impact of the stronger U.S. dollar, driven by good performance in the P&C businesses and BMO Capital Markets, including the impact of the acquisition of KGS-Alpha. BMO Wealth Management and Corporate Services revenue also increased.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Reported insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $2,709 million in 2019, an increase of $1,357 million from 2018, and adjusted CCPB, which excludes the net impact of major reinsurance claims that were incurred after the bank’s announced decision to wind down the reinsurance business, was $2,684 million, an increase of $1,332 million from the prior year. CCPB increased due to the impact of decreases in long-term interest rates that increased the fair value of policy benefit liabilities in 2019, compared with increases in long-term interest rates that decreased the fair value of policy benefit liabilities in 2018, underlying business growth and stronger equity markets, which increased the fair value of policy benefit liabilities. The increase in the fair value of policy benefit liabilities was largely offset in revenue.

BMO Financial Group 203rd Annual Report 2020	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses

The total provision for credit losses (PCL) was $872 million in 2019, compared with $662 million in 2018. Total PCL as a percentage of average net loans and acceptances was 20 basis points in 2019, compared with 17 basis points in the prior year. The PCL on impaired loans was $751 million in 2019, compared with $700 million in 2018, reflecting higher provisions in Canadian P&C, BMO Capital Markets and Corporate Services, partially offset by lower provisions in U.S. P&C, which had higher recoveries compared with the prior year. Total PCL on impaired loans as a percentage of average net loans and acceptances was 17 basis points in 2019, compared with 18 basis points in 2018. There was a $121 million provision for credit losses on performing loans in 2019. In 2018, there was a $38 million recovery of credit losses on performing loans. A provision was recorded for performing loans in 2019, compared with a recovery in the prior year, reflecting higher loan growth in 2019, as well as higher provisions resulting from portfolio migration and changes in the economic outlook and scenario weights during 2019.

Non-Interest Expense

Non-interest expense was $14,630 million in 2019, an increase of $1,153 million or 9% from 2018, and adjusted non-interest expense was $14,005 million, an increase of $661 million or 5% from the prior year, or 4% excluding the impact of the stronger U.S. dollar.

Adjusted non-interest expense in both 2019 and 2018 excludes restructuring costs, the amortization of acquisition-related intangible assets and acquisition integration costs. The prior year also excludes a $277 million benefit from the remeasurement of an employee benefit liability. Restructuring costs were $484 million in 2019 and $260 million in 2018, related to bank-wide initiatives to improve efficiency. The amortization of acquisition-related intangible assets was $128 million and $116 million in 2019 and 2018, respectively, and acquisition integration costs were $13 million and $34 million in 2019 and 2018, respectively.

Adjusted non-interest expense increased from the prior year, largely reflecting higher employee-related costs, including severance expense in BMO Capital Markets in the second quarter of 2019 and the impact of the acquisition of KGS-Alpha, as well as higher technology costs, partially offset by lower other expenses. Reported non-interest expense was $14,630 million, an increase of $1,153 million or 9% from 2018, due to the drivers and adjusting items noted above.

Provision for Income Taxes

The provision for income taxes was $1,514 million in 2019, compared with $1,961 million in 2018. The reported effective tax rate in 2019 was 20.8%, compared with 26.5% in the prior year. The higher reported effective tax rate in 2018 was due to the $425 million charge related to the revaluation of the U.S. net deferred tax asset as a result of U.S. tax reform. The adjusted provision for income taxes was $1,673 million in 2019, compared with $1,565 million in 2018. The adjusted effective tax rate in 2019 was 21.1%, compared with 20.7% in the prior year.

Canadian P&C

Reported net income was $2,624 million in 2019 and adjusted net income was $2,626 million, an increase of $70 million or 3% from 2018 for both reported and adjusted net income, due to higher revenue, partially offset by higher expenses and higher provisions for credit losses. Adjusted net income excludes the amortization of acquisition-related intangible assets. Revenue was $7,984 million, an increase of $398 million or 5% from the prior year. In personal banking, revenue increased $73 million or 2% from 2018, due to higher balances across most products and higher margins, partially offset by lower non-interest revenue. The prior year included a $39 million gain related to the restructuring of Interac Corporation, which reduced personal banking revenue growth by 1%. In commercial banking, revenue increased $325 million or 12% from 2018, due to higher balances across most products, increased non-interest revenue and higher margins. The total provision for credit losses was $607 million, an increase of $138 million from the prior year. The provision for credit losses on impaired loans increased $78 million in 2019, due to higher consumer and commercial provisions. There was a $63 million provision for credit losses on performing loans in 2019, compared with a $3 million provision for credit losses on performing loans in 2018. Non-interest expense was $3,836 million in 2019, an increase of $155 million or 4% from the prior year, largely reflecting continued investment in the business, including higher technology and sales force investments.

U.S. P&C

Reported net income was $1,611 million in 2019, an increase of $214 million or 15% from 2018, and adjusted net income was $1,654 million, an increase of $212 million or 15% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,212 million in 2019, an increase of $127 million or 12% from 2018, and adjusted net income was $1,244 million, an increase of $124 million or 11% from the prior year, primarily due to good revenue performance and lower provision for credit losses, partially offset by higher expenses. Revenue was $4,048 million, an increase of $213 million or 6% from the prior year, primarily reflecting higher balances across most products and increased non-interest revenue, partially offset by a lower net interest margin. In personal banking, revenue increased $102 million or 8% from 2018, largely due to higher deposit revenue. In commercial banking, revenue increased $111 million or 4% from 2018, primarily due to higher loan balances and deposit revenue, net of loan margin compression. The total provision for credit losses was $149 million, a decrease of $21 million from the prior year. The provision for credit losses on impaired loans decreased $80 million, largely due to higher consumer and commercial recoveries in 2019. There was a $28 million provision for credit losses on performing loans in 2019, compared with a $31 million recovery of credit losses on performing loans in 2018. Non-interest expense was $2,360 million in 2019, an increase of $59 million or 3% from 2018, and adjusted non-interest expense was $2,317 million, an increase of $61 million or 3% from the prior year, primarily due to continued investment in the business, including higher technology and employee-related costs, partially offset by lower Federal Deposit Insurance Corporation insurance expense and the impact of non-recurring items in both 2019 and 2018.

58	BMO Financial Group 203rd Annual Report 2020

BMO Wealth Management

Reported net income was $1,059 million in 2019, compared with $1,072 million in 2018. Adjusted net income was $1,121 million, an increase of $8 million or 1% from the prior year, and excludes the net impact of major reinsurance claims from Japanese typhoons that were incurred after the bank’s announced decision to wind down the reinsurance business in 2019 and the amortization of acquisition-related intangible assets in both 2019 and 2018. As the performance of the reinsurance business did not meet risk and return expectations, BMO made the strategic decision to wind down the business during 2019. Traditional Wealth reported net income was $861 million in 2019, an increase of $56 million or 7% from 2018, and adjusted net income was $898 million, an increase of $52 million or 6% from the prior year, primarily driven by higher deposit and loan revenue and the impact of a legal provision in 2018, partially offset by lower fee-based revenue and higher expenses. Insurance reported net income was $198 million in 2019, compared with $267 million in 2018, and adjusted net income was $223 million, compared with $267 million in the prior year, primarily due to lower reinsurance revenue. Revenue was $7,662 million, an increase of $1,361 million or 22% from 2018. Revenue, net of reported CCPB, was $4,953 million, relatively unchanged from the prior year. Revenue, net of adjusted CCPB, was $4,978 million, an increase of $29 million or 1%. Revenue in Traditional Wealth was $4,555 million, an increase of $85 million or 2% from 2018, primarily due to higher deposit and loan revenue and the impact of a legal provision in 2018, partially offset by lower fee-based revenue, including lower performance fees from the asset management business. Insurance revenue, net of reported CCPB, was $398 million in 2019, compared with $479 million in 2018. Insurance revenue, net of adjusted CCPB, was $423 million in 2019, compared with $479 million in the prior year, primarily due to lower reinsurance revenue. There was a decrease of $6 million from 2018 in the total provision for credit losses. The provision for credit losses on impaired loans decreased $4 million, reflecting lower consumer provisions. There was a $2 million recovery of credit losses on performing loans in 2019. Non-interest expense was $3,523 million in 2019, an increase of $6 million from 2018, and adjusted non-interest expense was $3,476 million, an increase of $11 million from the prior year, mainly due to select investments in the business.

BMO Capital Markets

Reported net income was $1,091 million in 2019, compared with $1,159 million in 2018, and adjusted net income was $1,118 million, compared with $1,172 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher revenue was more than offset by higher expenses, including a severance expense of $120 million in the second quarter of 2019, and higher provisions for credit losses. Revenue was $4,759 million, an increase of $371 million or 8% from the prior year, or 7% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $209 million to $2,055 million or 11% from 2018, primarily due to higher corporate banking-related revenue and higher underwriting and advisory revenue. Global Markets revenue increased $162 million to $2,704 million or 6% from 2018, primarily due to higher interest rate trading revenue and higher commodities trading revenue, partially offset by lower equities trading revenue. Global Markets revenue growth in 2019 benefitted from a contribution from the acquisition of KGS-Alpha and a fair value gain. The total provision for credit losses was $80 million in 2019, compared with an $18 million recovery of credit losses in 2018. The provision for credit losses on impaired loans was $52 million, compared with a $17 million recovery on impaired loans in the prior year. There was a $28 million provision for credit losses on performing loans in 2019, compared with a $1 million recovery of credit losses on performing loans in 2018. Non-interest expense was $3,279 million in 2019, an increase of $400 million or 14% from 2018, and adjusted non-interest expense was $3,244 million, an increase of $382 million or 13% from the prior year, or 12% excluding the impact of the stronger U.S. dollar, largely due to higher employee-related costs, including the impact of a severance expense in the second quarter of 2019 and the acquisition of KGS-Alpha. The severance expense and the KGS-Alpha acquisition accounted for approximately two-thirds of the full-year increase.

Corporate Services

Reported net loss in 2019 was $627 million, compared with a reported net loss of $729 million in 2018. Adjusted net loss was $270 million, compared with an adjusted net loss of $301 million in the prior year. Adjusted results in both the current and prior year exclude restructuring charges of $357 million in 2019 and $192 million in 2018. The prior year also excludes a $425 million one-time non-cash charge due to a revaluation of the U.S. net deferred tax asset, a $203 million benefit from the remeasurement of an employee benefit liability and acquisition integration costs of $14 million. The adjusted net loss improved, primarily due to lower expenses, while revenue excluding tax equivalent basis was relatively unchanged. Reported results increased, primarily due to the impact of the adjusting items noted above.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 17.

BMO Financial Group 203rd Annual Report 2020	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet

(Canadian $ in millions) As at October 31	2020	2019	2018
Assets
Cash and interest bearing deposits with banks	66,443	56,790	50,447
Securities	234,260	189,438	180,935
Securities borrowed or purchased under resale agreements	111,878	104,004	85,051
Net loans	445,004	426,094	383,991
Derivative instruments	36,815	22,144	25,422
Other assets	54,861	53,725	47,447
Total assets	949,261	852,195	773,293
Liabilities and Equity
Deposits	659,034	568,143	520,928
Derivative instruments	30,375	23,598	23,629
Securities lent or sold under repurchase agreements	88,658	86,656	66,684
Other liabilities	106,185	115,727	109,549
Subordinated debt	8,416	6,995	6,782
Equity	56,593	51,076	45,721
Total liabilities and equity	949,261	852,195	773,293

Overview

Total assets of $949.3 billion increased $97.1 billion from October 31, 2019. The stronger U.S. dollar increased assets by $4.8 billion, excluding the impact on derivative assets. Total liabilities of $892.7 billion increased $91.6 billion from the prior year. The stronger U.S. dollar increased liabilities by $4.3 billion, excluding the impact on derivative liabilities. Total equity of $56.6 billion increased $5.5 billion from October 31, 2019.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $9.7 billion, or $9.0 billion, excluding the impact of the stronger U.S. dollar, due to higher balances held with central banks, primarily as a result of strong customer deposit growth in excess of loan growth.

Securities

(Canadian $ in millions) As at October 31	2020	2019	2018
Trading	97,834	85,903	99,697
Fair value through profit or loss (1)	13,568	13,704	11,611
Fair value through other comprehensive income – Debt and equity (2)	73,407	64,515	62,440
Amortized cost (3)	48,466	24,472	6,485
Investments in associates and joint ventures	985	844	702
Total securities	234,260	189,438	180,935

(1)	Comprised of $2,420 million mandatorily measured at fair value and $11,148 million designated at fair value.
(2)

Includes allowances for credit losses on fair value through other comprehensive income debt securities of $4 million as at October 31, 2020 ($2 million for both as at October 31, 2019 and October 31, 2018).

(3)	Net of allowances for credit losses of $1 million ($1 million for both as at October 31, 2019 and October 31, 2018).

Securities increased $44.8 billion, or $43.6 billion excluding the impact of the stronger U.S. dollar, primarily due to strong customer deposit growth in excess of loan growth and higher client activity in BMO Capital Markets.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $7.9 billion, or $7.2 billion excluding the impact of the stronger U.S. dollar, driven primarily by strong customer deposit growth in excess of loan growth, partially offset by lower balances in BMO Capital Markets due to lower client activity.

60	BMO Financial Group 203rd Annual Report 2020

Net Loans

(Canadian $ in millions) As at October 31	2020	2019	2018
Residential mortgages	127,024	123,740	119,620
Non-residential mortgages	16,741	15,731	14,017
Consumer instalment and other personal	70,148	67,736	63,225
Credit cards	7,889	8,859	8,329
Business and government	226,505	211,878	180,439
Gross loans	448,307	427,944	385,630
Allowance for credit losses	(3,303)	(1,850)	(1,639)
Total net loans	445,004	426,094	383,991

Commercial and BMO Capital Markets loan balances increased moderately from the prior year, as growth was affected by the impact of COVID-19. Increases in Canadian commercial and BMO Capital Markets loan balances were partially offset by lower U.S. commercial balances. Personal loans increased in Canada, primarily due to higher residential mortgage balances driven by an active housing market, while U.S. personal loans decreased.

Net loans increased $18.9 billion, or $16.9 billion or 4% excluding the impact of the stronger U.S. dollar. Business and government loans increased $13.0 billion excluding the impact of the stronger U.S. dollar, primarily due to lower levels of bankers’ acceptances being issued into the market, resulting in higher loan balances with a corresponding decrease in bankers’ acceptances in other assets, and also due to the impact of government assistance programs related to COVID-19 in U.S. P&C and growth in Canadian P&C, BMO Wealth Management and BMO Capital Markets. Residential mortgages increased $3.3 billion, due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C. Consumer instalment and other personal loans increased $2.4 billion, due to growth in the P&C businesses and BMO Wealth Management. Non-residential mortgages increased $1.0 billion, primarily due to growth in U.S. P&C. Credit cards decreased $1.0 billion, primarily in Canadian P&C.

Table 7 on page 130 of the Supplemental Information section provides a comparative summary of loans by geographic location and product. Table 9 on page 131 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 87, and further details on loans are provided in Notes 4, 6 and 24 on pages 159, 165 and 204 of the consolidated financial statements.

Derivative Financial Assets

Derivative financial assets increased $14.7 billion, primarily driven by higher volumes of equity derivatives, lower interest rates, strengthening of the U.S. dollar, and higher client-driven commodity derivative transaction volumes.

Other Assets

Other assets includes customers’ liability under acceptances, goodwill and intangible assets, precious metals, premises and equipment, current and deferred tax assets, accounts receivable and prepaid expenses. Other assets increased $1.1 billion, primarily due to higher precious metals balances driven by client activity in BMO Capital Markets, higher cash collateral requirements on over-the-counter derivative transactions and the adoption of IFRS 16, Leases, which resulted in the recording of a right-of-use asset and lease liability on the balance sheet, largely offset by lower customers’ liability under acceptances, due to lower levels of acceptances being issued into the market, which was largely offset by higher loan balances.

Deposits

(Canadian $ in millions) As at October 31	2020	2019	2018
Banks	38,825	23,816	27,907
Business and government	400,679	343,157	312,177
Individuals	219,530	201,170	180,844
Total deposits	659,034	568,143	520,928

Deposits increased $90.9 billion, or $87.6 billion excluding the impact of the stronger U.S. dollar. The following discussion excludes the impact of changes in the U.S. dollar. Business and government deposits increased $55.3 billion, due to growth in customer balances across the operating groups, which in part reflects the higher amount of liquidity retained by the bank’s customers due to the impact of COVID-19, partially offset by lower balances in Corporate Services due to lower wholesale funding requirements, as a result of strong customer deposit growth. Deposits by individuals increased $18.4 billion, due to growth in the P&C businesses and BMO Wealth Management. Deposits by banks increased $14.8 billion, primarily due to participation in the Bank of Canada’s term repo facility.

Further details on the composition of deposits are provided in Note 13 on page 180 of the consolidated financial statements and in the Liquidity and Funding Risk section on page 97.

Derivative Financial Liabilities

Derivative financial liabilities increased $6.8 billion, primarily driven by higher volumes of equity derivatives, lower interest rates, and higher client-driven commodity derivative transaction volumes, partially offset by the impact of the strengthening U.S. dollar.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements increased $2.0 billion, or $1.3 billion excluding the impact of the stronger U.S. dollar, driven by participation in the Bank of Canada’s term repo facility, partially offset by lower balances in BMO Capital Markets due to lower client activity.

Other Liabilities

Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and Federal Home Loan Bank (FHLB) advances. Other liabilities decreased $9.5 billion, or $9.9 billion excluding the impact of the stronger U.S. dollar, reflecting a decrease in acceptances as a result of lower levels of acceptances being issued into the market and lower secured funding, partially offset by an increase in securities sold but not yet purchased, due to higher client activity in BMO Capital Markets, the impact of the adoption of IFRS 16, Leases, and an increase in insurance-related liabilities, primarily due to annuity sales and the impact of lower interest rates.

Further details on the composition of other liabilities are provided in Note 14 on page 181 of the consolidated financial statements.

Subordinated Debt

Subordinated debt increased $1.4 billion from the prior year, due to a new issuance. Further details on the composition of subordinated debt are provided in Note 15 on page 183 of the consolidated financial statements.

Equity

(Canadian $ in millions) As at October 31	2020	2019	2018
Share capital
Preferred shares and other equity instruments	6,598	5,348	4,340
Common shares	13,430	12,971	12,929
Contributed surplus	302	303	300
Retained earnings	30,745	28,725	25,850
Accumulated other comprehensive income	5,518	3,729	2,302
Total equity	56,593	51,076	45,721

Total equity increased $5.5 billion, due to a $2.0 billion increase in retained earnings, a $1.8 billion increase in accumulated other comprehensive income, a $1.3 billion increase in preferred shares and other equity instruments, and a $0.5 billion increase in common shares. Retained earnings increased as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Accumulated other comprehensive income increased, primarily due to the impact of lower interest rates on cash flow hedges and fair value through other comprehensive income debt securities, net of a decrease in accumulated other comprehensive income on pension and other employee future benefit plans, and the impact of the stronger U.S. dollar on the translation of net foreign operations. Preferred shares and other equity instruments increased, due to the issuance of Limited Recourse Capital Notes. Common shares increased, due to shares issued under the Shareholder Dividend Reinvestment and Share Purchase Plan and under the Stock Option Plan.

The Consolidated Statement of Changes in Equity on page 148 of the consolidated financial statements provides a summary of items that increase or reduce total equity, while Note 16 on page 184 of the consolidated financial statements provides details on the components of, and changes in, share capital. Details on the bank’s enterprise-wide capital management practices and strategies can be found on the following page.

62	BMO Financial Group 203rd Annual Report 2020

Enterprise-Wide Capital Management

Capital Management

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors, fixed income investors and rating agencies. BMO’s objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given BMO’s target regulatory capital ratios and internal assessment of required economic capital;
•	underpins BMO’s operating groups’ business strategies;
•	supports depositor, investor and regulator confidence, while building long-term shareholder value; and
•	is consistent with BMO’s target credit ratings.

Framework

The principles and key elements of BMO’s capital management framework are outlined in BMO’s Capital Management Corporate Policy and in the annual capital plan, which includes the results of its comprehensive Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that involves the application of stress testing and other tools to evaluate capital adequacy on both a regulatory and an economic capital basis. The results of this process are used in the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The capital management framework seeks to ensure that the bank is adequately capitalized given the risks it takes in the normal course of business, as well as under stress, and it supports the determination of limits, targets and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and operating group levels. BMO evaluates assessments of actual and forecast capital adequacy against the capital plan throughout the year, and updates the plan to reflect changes in business activities, risk profile, operating environment or regulatory expectations.

BMO uses regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating capital to operating groups, setting and monitoring capital limits and metrics, and measuring the groups’ performance against these limits and metrics, the bank seeks to optimize risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect BMO’s stakeholders from the risks inherent in its various businesses, while still allowing the flexibility to deploy resources in support of the strategic growth activities of the operating groups.

Refer to the Enterprise-Wide Risk Management section on page 73 for further discussion of the risks underlying BMO’s business activities.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including BMO’s Capital Management Corporate Policy framework, capital plan and capital adequacy assessments. The Board regularly reviews BMO’s capital position and key capital management activities, and the Risk Review Committee reviews the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of BMO’s enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and frameworks related to capital and risk management, as well as the ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen BMO’s processes.

Regulatory Capital Requirements

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI), which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The minimum risk-based capital ratios set out in OSFI’s Capital Adequacy Requirements (CAR) Guideline are a 4.5% Common Equity Tier 1 (CET1) Ratio, 6% Tier 1 Capital Ratio and 8% Total Capital Ratio. In addition to the minimum capital requirements, OSFI also expects domestic systemically important banks (D-SIBs), including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as a normal first step in periods of stress. The Pillar 1 buffers include a Capital Conservation Buffer of 2.5%, a D-SIB Common Equity Tier 1 surcharge of 1%, and the Countercyclical Buffer (which can range from 0% to 2.5%, depending on the bank’s exposure to jurisdictions that have activated the buffer). The Domestic Stability Buffer (DSB), which is a Pillar 2 buffer that can range from 0% to 2.5%, was reduced during the year and remains at 1.0% as of the fourth quarter of fiscal 2020. OSFI committed that any increases to the DSB would not take effect for at least 18 months from March 2020. The minimum leverage ratio set out in OSFI’s Leverage Requirements Guideline is 3%. OSFI’s capital requirements are summarized in the following table.

BMO Financial Group 203rd Annual Report 2020	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Pillar 1 Capital Buffers (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2020
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	11.9%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	13.6%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	16.2%
Leverage Ratio	3.0%	na	na	3.0%	4.8%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for D-SIBs and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2020). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to maintain a DSB against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 1.0% at October 31, 2020. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

Regulatory Capital and Total Loss Absorbing Capacity Ratios

The Common Equity Tier 1 Ratio reflects CET1 capital divided by Risk-Weighted Assets (RWA).

The Tier 1 Capital Ratio reflects Tier 1 capital divided by RWA.

The Total Capital Ratio reflects Total capital divided by RWA.

The Leverage Ratio reflects Tier 1 capital divided by leverage exposures (LE), which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

The Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by RWA.

The TLAC Leverage Ratio reflects TLAC divided by LE.

Refer to the Glossary of Financial Terms for definitions of ratios and their components.

Regulatory Capital and Total Loss Absorbing Capacity Elements

BMO maintains a capital structure that is diversified across instruments and tiers to ensure an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:

OSFI’s CAR Guideline implemented the non-viability contingent capital (NVCC) provisions set out by the BCBS, which require the conversion of certain capital instruments into a variable number of common shares in the event that OSFI announces that a bank is, or is about to become, non-viable, or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability.

Under OSFI’s CAR Guideline, non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements, will be fully phased out by 2022. The impact on the bank will be nominal.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements NVCC securities, which must be converted, in full, prior to the conversion of bail-in debt. As of the fourth quarter of fiscal 2020, the prospective minimum requirements for Total Loss Absorbing Capacity (TLAC) were set at a risk-based TLAC ratio of 22.5% of RWA, including a 1.0% DSB, and a TLAC leverage ratio of 6.75%, and the bank expects to meet the minimum requirements when they come into effect on November 1, 2021. As at October 31, 2020, BMO’s TLAC ratio was 23.1% and its TLAC leverage ratio was 8.2%.

64	BMO Financial Group 203rd Annual Report 2020

Risk-Weighted Assets

Risk-Weighted Assets (RWA) measure a bank’s exposures, weighted for their relative risk and calculated in accordance with OSFI’s regulatory capital rules. RWA are calculated for credit, market and operational risks based on OSFI’s prescribed rules.

BMO primarily uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit RWA in its portfolio. The AIRB Approach utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default, the downturn loss given default and exposure at default risk parameters, term to maturity and asset class type, as prescribed by the OSFI rules. These risk parameters are determined using historical portfolio data supplemented by benchmarking and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to quantify and differentiate risks appropriately, so that they reflect changes in economic and credit conditions. Credit RWA related to certain Canadian and U.S. portfolios are determined under the Standardized Approach using prescribed risk weights based on external ratings, counterparty type or product type.

BMO’s market risk RWA are primarily determined using the more advanced Internal Models Approach, but the Standardized Approach is used for some exposures.

Beginning in fiscal 2020, OSFI required BMO, along with the other banks that have been approved to use the Advanced Measurement Approach, to change to the Basel II Standardized Approach for determining enterprise operational risk regulatory capital requirements in the interim period prior to implementation of the new Standardized Measurement Approach, as part of the final Basel III reforms. It is expected that BMO will transition to using the new Basel III Standardized Measurement Approach for regulatory capital reporting beginning in fiscal 2023.

For institutions using the advanced approach for credit risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. In calculating regulatory capital ratios, there is a requirement to increase RWA when an amount calculated under the Standardized Approach (covering RWA and allowances) is higher than the result of a similar calculation under the more risk-sensitive modelled approach. The capital floor was not operative for the bank in fiscal 2020.

Regulatory Capital Developments

COVID-19 Related Developments

As part of a coordinated effort by federal agencies to address the market disruption posed by the COVID-19 pandemic, OSFI announced a suite of modifications to capital requirements, effective from the second quarter of 2020, to afford institutions further flexibility in addressing the conditions, while promoting financial resilience and economic stability. The modifications are summarized below. For those that are temporary in nature, OSFI has been monitoring economic and financial conditions and providing updates on the unwinding of the changes where appropriate. OSFI will continue to closely monitor the economic and financial outlook and provide guidance accordingly.

Domestic Stability Buffer

On March 13, 2020, OSFI lowered the DSB from 2.25% to 1.0%, decreasing OSFI’s minimum CET1 ratio expectation from 10.25% to 9.0%, effective immediately. The target TLAC ratio was lowered to 22.5% of RWA. The target TLAC leverage ratio remains at 6.75%. OSFI continues to expect D-SIBs to fully meet the target TLAC requirements by November 1, 2021. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA. OSFI’s action was taken in order to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expected D-SIBs to use the additional lending capacity generated to support Canadian businesses and households, and not use this measure to increase distributions to shareholders or employees, or to undertake share buybacks. Consistent with this, OSFI set the expectation for all federally regulated financial institutions (FRFIs) that dividend increases and share buybacks should be halted for the time being. OSFI committed that any increases to the DSB would not take effect for at least 18 months from March 2020.

On June 23, 2020, OSFI announced that the DSB would remain at 1.0%, unchanged from the level set on March 13, 2020. This decision reflects OSFI’s assessment that the current DSB level remains effective in supporting the resilience of the Canadian banking system and the overall economy.

On July 15, 2020, OSFI affirmed its support for the statements issued by the BCBS and the Financial Stability Board reinforcing the usability of banks’ capital buffers. OSFI requires banks to build up capital buffers in good times so that they are available for use during periods of stress. Capital buffers allow banks to absorb losses, while also encouraging them to continue to provide loans and financial services during times of economic stress. Using capital buffers to absorb losses and support lending is consistent with a well-functioning capital regime and with the design and intended functioning of the Basel III framework, an international agreement to strengthen the regulation, supervision and risk management of banks.

Loan Payment Deferrals

On March 27, 2020, OSFI announced that in situations where loan payment deferrals are granted by deposit-taking institutions (DTIs), the loans will continue to be treated as performing loans under the CAR Guideline. This means that these loans will not be subject to a different risk weight under the Standardized Approach (SA) to credit risk and will not be considered delinquent when determining the probability of default under the Internal Rating Based (IRB) Approach, as a result of these payment deferrals. Banks should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. After the payment deferral period ends (up to a maximum of six months), the usual rules for designating a loan as non-performing would apply.

On August 31, 2020, OSFI announced it is gradually phasing out the special capital treatment for loan payment deferrals. Loans granted payment deferrals before August 31, 2020 will continue to be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of six calendar months from the effective date of the deferral. Loans granted payment deferrals after August 30, 2020 and on or before September 30, 2020 will be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of three calendar months from the approval date of the deferral. Loans granted payment deferrals after September 30, 2020 are not eligible for the special capital treatment.

BMO Financial Group 203rd Annual Report 2020	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Transitional Arrangements for Capital Treatment of Expected Loss Provisioning

On March 27, 2020, in line with other jurisdictions, OSFI introduced transitional arrangements for expected credit loss provisioning that are available under the Basel Framework.

This will result in a portion of the increase in allowances, relative to the baseline level, that would otherwise be included in Tier 2 capital, to instead be included in CET1 capital. The baseline level is the amount of Stage 1 and Stage 2 allowances as at January 31, 2020, for October year-end DTIs. This increased amount is adjusted for tax effects and subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021 and 25% in fiscal 2022.

For exposures treated under the SA, DTIs should compare Stage 1 and Stage 2 allowances allocated to the SA at the end of that quarter with the baseline amount and multiply the increase in allowances by 100% less the DTI’s tax rate, and multiply the result by the scaling factor for the reporting period (70% in fiscal 2020). The resulting amount should be added to CET1 capital.

For exposures treated under the IRB Approach, each quarter, DTIs should compare Stage 1 and Stage 2 allowances allocated to IRB portfolios at the end of that quarter with the baseline amount. The increase should be multiplied by 100% less the DTI’s tax rate and then multiplied by the applicable scaling factor for the reporting period (70% in fiscal 2020). DTIs should then take the lower of (i) this result and (ii) excess allowances eligible for inclusion in Tier 2 capital, and add this amount to CET1 capital.

Reduction of Stressed Value-at-Risk (VaR) Multipliers under Market Risk

On March 27, 2020, OSFI announced that, on a temporary basis, it had reduced the Stressed VaR (SVaR) multipliers under market risk. Institutions subject to market risk capital requirements and using internal models were allowed to reduce the SVaR multiplier they were subject to at the end of the first quarter of fiscal 2020, down from a minimum value of three to one. OSFI will continue to monitor institutions’ VaR and SVaR reports and will consider removing the temporary reduction in SVaR multipliers when it deems that prevalent market conditions have returned back to normal levels and the heightened volatility present in historical minimum observation periods used for calculating regulatory VaR has subsided, which is not expected to be earlier than April 2021.

Removal of Funding Valuation Adjustment (FVA) Hedges in Market Risk

On March 27, 2020, OSFI advised institutions to remove hedges of FVA from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included while the underlying exposures of FVA are not.

Domestic Implementation of the Basel III Reforms

Consistent with the decision of the Group of Central Bank Governors and Heads of Supervision, the Basel Committee’s oversight body, on March 27, 2020, OSFI announced the delay of the domestic implementation of the remaining measures of the Basel III international capital standard to provide additional operational capacity for banks to respond to the immediate financial stability priorities resulting from COVID-19. The implementation date for the revisions to the Standardized Approach and IRB Approach to credit risk, the operational risk framework, the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor, has been delayed from Q1 2022 until Q1 2023. The implementation date of the final set of revisions to the market risk framework (known as the “fundamental review of the trading book” or FRTB) published in January 2019, has been delayed from Q1 2022 until Q1 2024. OSFI’s implementation date of the revised credit valuation adjustment risk framework has also been delayed from Q1 2022 until Q1 2024.

On September 28, 2020, OSFI announced its plan to restart the development of prudential policy, which had been temporarily paused to allow conditions to stabilize. The policy development will focus on elements of risk management and compliance, capital and accounting for the next few quarters. OSFI will move forward with finalizing the requirements for domestic implementation of the Basel III Reform Package, including Pillar 3 disclosure expectations. OSFI has stated that it will seek input from the sectors under its supervision in making the necessary adjustments.

Leverage Ratio

Similar to the risk-based capital ratios, DTIs are expected to hold operating buffers above the regulatory minimum leverage ratio. These buffers are held in normal times to help ensure that an institution has additional flexibility in times of stress. In its announcement on March 27, 2020, OSFI encouraged DTIs to use operating buffers that are held above the authorized leverage ratio of the institution.

On April 9, 2020, OSFI announced the temporary exclusion of certain exposures from the DTI’s leverage ratio exposure measure, effective immediately until April 30, 2021. The exclusions include exposures related to central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Liquidity Adequacy Requirements Guideline. On November 5, 2020, OSFI announced an eight-month extension of this treatment which will remain in place until December 31, 2021.

Capital Floor

To support DTIs’ ability to continue to provide lending in the current environment, on April 9, 2020, OSFI lowered the capital floor factor used in the capital floor calculation under the current regime, which applies to institutions using the IRB Approach to calculate credit risk, from 75% to 70%, effective immediately. The 70% floor factor will remain in place until the domestic implementation of the capital floor under the Basel III reforms in Q1 2023.

66	BMO Financial Group 203rd Annual Report 2020

Regulatory Capital Review

BMO is well capitalized, with capital ratios that exceed OSFI’s published requirements for large Canadian banks, including the 1.0% DSB. BMO’s CET1 Ratio was 11.9% as at October 31, 2020, compared with 11.4% as at October 31, 2019. The CET1 Ratio increased from the end of fiscal 2019, as higher CET1 capital from retained earnings growth, the adjustment for transitional arrangements for expected credit loss provisioning and the elimination of the provisioning shortfall deduction, issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP), and other net positive impacts, more than offset higher RWA, primarily due to changes in asset quality and increased asset size.

BMO’s Tier 1 Capital and Total Capital Ratios were 13.6% and 16.2%, respectively, as at October 31, 2020, compared with 13.0% and 15.2%, respectively, as at October 31, 2019. The Tier 1 Capital Ratio was higher, primarily due to the factors impacting the CET1 Ratio and the issuance of the $1,250 million Limited Recourse Capital Notes, Series 1 (LRCN), partially offset by the announced preferred share redemptions. The Total Capital Ratio was higher than the prior year, primarily due to the factors impacting the Tier 1 Ratio and the issuance of subordinated notes.

The impact of foreign exchange rate movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange rate movements on its capital ratios, and did so during fiscal 2020. Any such activities could also impact the bank’s book value and return on equity.

BMO’s Leverage Ratio was 4.8% as at October 31, 2020, up from 4.3% as at October 31, 2019, primarily driven by higher Tier 1 capital. Leverage exposures were relatively consistent with the prior year, as increased leverage exposures were offset by the temporary exclusion of central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under OSFI’s Liquidity Adequacy Requirements Guideline.

While the ratios discussed above reflect the bank’s consolidated capital base, BMO conducts business through a variety of corporate structures, including subsidiaries. A framework is in place such that capital and funding are managed appropriately at the subsidiary level.

As a U.S. bank holding company with total consolidated assets less than US$250 billion, the bank’s subsidiary BMO Financial Corp. (BFC) continues to be subject to the Federal Reserve Board’s (FRB) Comprehensive Capital Analysis and Review (CCAR) and Dodd-Frank Act Stress Test (DFAST) requirements on a biennial basis, beginning with CCAR 2020. CCAR is an exercise conducted by the FRB to assess whether the largest bank holding companies and foreign banking organizations operating in the United States have sufficient capital to support their operations throughout periods of economic and financial stress and have robust, forward-looking capital planning processes that address their unique risks. DFAST is a forward-looking exercise complementary to CCAR and conducted by the FRB to assess whether the financial companies that it supervises have sufficient capital to absorb losses and support operations during adverse economic conditions.

On June 25, 2020, the FRB released its 2020 CCAR and DFAST results, and on August 10, 2020, announced individual large bank capital requirements, which will be effective October 1, 2020. BFC’s CET1 capital requirement assigned by the FRB is 10.5%, including the 4.5% minimum CET1 ratio and a 6% stress capital buffer (SCB). BFC, along with several other banks, requested a reconsideration of its assigned SCB, but the FRB declined any adjustments. BFC is well capitalized, with a strong CET1 ratio of 12.4% as at September 30, 2020.

In response to the disruption caused by the COVID-19 pandemic, the FRB required all of the large banks to develop and resubmit a Capital Plan in November 2020. BFC completed its submission on November 2, 2020. Results are expected to be published by December 31, 2020.

Regulatory Capital (1)

(Canadian $ in millions) As at October 31	2020	2019
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	13,732	13,274
Retained earnings	30,745	28,725
Accumulated other comprehensive income (and other reserves)	5,518	3,729
Goodwill and other intangibles (net of related tax liability)	(8,402)	(8,331)
Other common equity Tier 1 capital deductions	(1,516)	(1,326)
Common Equity Tier 1 capital (CET1)	40,077	36,071
Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	5,558	5,058
Directly issued capital instruments subject to phase-out from Additional Tier 1	290	290
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
Total regulatory adjustments applied to Additional Tier 1 capital	(85)	(218)
Additional Tier 1 capital (AT1)	5,763	5,130
Tier 1 capital (T1 = CET1 + AT1)	45,840	41,201
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,270	6,850
Directly issued capital instruments subject to phase-out from Tier 2 capital	146	145
Tier 2 instruments (and CET1 and AT1 instruments not included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
General allowance	458	194
Total regulatory adjustments to Tier 2 capital	(53)	(50)
Tier 2 capital (T2)	8,821	7,139
Total capital (TC = T1 + T2)	54,661	48,340
Risk-Weighted Assets and Leverage Ratio Exposures
Risk-Weighted Assets	336,607	317,029
Leverage Ratio Exposures	953,640	956,493
Capital ratios (%)
Common Equity Tier 1 Ratio	11.9	11.4
Tier 1 Capital	13.6	13.0
Total Capital Ratio	16.2	15.2
Leverage Ratio	4.8	4.3

(1)	Non-qualifying Additional Tier 1 and Tier 2 capital instruments are being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

BMO Financial Group 203rd Annual Report 2020	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO’s CET1 capital and Tier 1 capital levels were $40.1 billion and $45.8 billion, respectively, as at October 31, 2020, up from $36.1 billion and $41.2 billion, respectively, as at October 31, 2019. CET1 capital increased, primarily driven by retained earnings growth, the adjustment for transitional arrangements for expected credit loss provisioning and the elimination of the provisioning shortfall deduction, the issuance of common shares through the DRIP, and other net positive impacts. The increase in Tier 1 capital was primarily due to the factors impacting CET1 capital and the $1,250 million LRCN issuance, partially offset by announced preferred share redemptions.

Total capital was $54.7 billion as at October 31, 2020, up from $48.3 billion as at October 31, 2019, primarily due to the factors impacting Tier 1 capital and the issuance of subordinated notes.

Risk-Weighted Assets

RWA were $336.6 billion as at October 31, 2020, up from $317.0 billion as at October 31, 2019. Credit Risk RWA were $289.0 billion as at October 31, 2020, up from $269.3 billion as at October 31, 2019, primarily due to changes in asset quality driven by negative credit migration and increased asset size. As noted above, the impact of foreign exchange rate movements is largely offset in the CET1 Ratio. Market Risk RWA were $9.3 billion as at October 31, 2020, down from $11.2 billion as at October 31, 2019, primarily attributable to the impact of OSFI’s regulatory measures and portfolio positioning, both to offset the impact of higher market volatility associated with the COVID-19 pandemic. Operational Risk RWA were $38.3 billion as at October 31, 2020, up from $36.6 billion as at October 31, 2019, primarily due to growth in the bank’s average gross income. There was no capital floor RWA adjustment as at October 31, 2020, and October 31, 2019.

(Canadian $ in millions) As at October 31	2020	2019
Credit Risk
Wholesale
Corporate, including specialized lending	131,396	127,355
Corporate small and medium-sized enterprises	45,121	42,981
Sovereign	6,259	4,552
Bank	4,264	3,928
Retail
Residential mortgages, excluding home equity line of credit	9,275	9,512
Home equity line of credit	5,430	5,605
Qualifying revolving retail	5,917	6,482
Other retail, excluding small and medium-sized enterprises	14,507	14,163
Retail small and medium-sized enterprises	9,689	8,063
Equity	2,773	2,407
Trading book	15,567	12,410
Securitization	5,761	2,722
Other credit risk assets – non-counterparty managed assets	20,050	17,210
Scaling factor for credit risk assets under AIRB Approach (1)	12,908	11,891
Total Credit Risk	288,917	269,281
Market Risk	9,348	11,183
Operational Risk	38,342	36,565
Risk-Weighted Assets	336,607	317,029

(1)	The scaling factor is applied to RWA amounts for credit risk under the Advanced Internal Ratings Based (AIRB) Approach.

Economic Capital

Economic capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a consistent basis across such risks. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Capital and RWA by Operating Group and Risk Type

(As at October 31, 2020)

68	BMO Financial Group 203rd Annual Report 2020

Capital Management Activities

BMO’s previous normal course issuer bid (NCIB) expired on June 2, 2020. On February 25, 2020, the bank announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new NCIB that would permit the bank to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. As previously noted and in light of OSFI’s announcement on March 13, 2020, that all share buybacks by FRFIs should be halted for the time being, the bank put the renewal process on hold. During fiscal 2020, BMO did not purchase any of its common shares under the NCIB. During fiscal 2019, BMO repurchased and cancelled 1 million of its common shares as part of the NCIB at an average cost of $90.00 per share, totalling $90 million.

During fiscal 2020, BMO issued approximately 7.3 million common shares through the exercise of stock options and the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

On September 16, 2020, BMO issued $1,250 million 4.3% Limited Recourse Capital Notes, Series 1 (LRCN) (NVCC), which are classified as equity and form part of the Additional Tier 1 capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of $1,250 million of BMO issued Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48) issued concurrently with the LRCN. As the Preferred Shares Series 48 eliminate on consolidation, they do not currently form part of the bank’s Additional Tier 1 capital.

During fiscal 2020, BMO completed Tier 1 and Tier 2 capital instrument issuances, redemptions and resets, as outlined in the table below.

Share Issuances, Redemptions, Resets and Conversions

(in millions) As at October 31, 2020	Issuance, redemption or reset date	Number of shares	Amount
Common shares issued
Stock options exercised		0.6	$40
DRIP issuance		6.7	471

Tier 1 Capital
Rate reset of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31	November 25, 2019	12.0	$300
Rate reset of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33	August 25, 2020	8.0	$200
Issuance of 4.3% Limited Recourse Capital Notes, Series 1	September 16, 2020		$1,250

Tier 2 Capital
Issuance of Series J Medium-Term Notes, Second Tranche	June 17, 2020		$1,250

If an NVCC trigger event were to occur, NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO’s common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.6 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

On November 2, 2020, BMO announced the intention to redeem all of its $1,000 million 3.34% Series H Medium-Term Notes, Second Tranche (NVCC) on December 8, 2020.

On November 25, 2020, BMO redeemed all of its 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of its 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

Further details on subordinated debt and share capital are provided in Notes 15 and 16, on pages 183 and 184, respectively, of the consolidated financial statements.

BMO Financial Group 203rd Annual Report 2020	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding Shares and NVCC Capital Instruments

	Number of shares or dollar amount (in millions)		Dividends declared per share
As at October 31, 2020			2020	2019	2018
Common shares		646	$4.24	$4.06	$3.78

Class B Preferred shares
Series 16 (1)		–	–	–	$0.64
Series 17 (1)		–	–	–	$0.52
Series 25 (2)		$236	$0.45	$0.45	$0.45
Series 26 (2)		$54	$0.52	$0.70	$0.59
Series 27*		$500	$0.96	$0.98	$1.00
Series 29*		$400	$0.91	$0.96	$0.98
Series 31*		$300	$0.96	$0.95	$0.95
Series 33*		$200	$0.90	$0.95	$0.95
Series 35* (3)		$150	$1.25	$1.25	$1.25
Series 36* (3)		$600	$58.50	$58.50	$58.50
Series 38*		$600	$1.21	$1.21	$1.21
Series 40*		$500	$1.13	$1.13	$1.13
Series 42*		$400	$1.10	$1.10	$1.10
Series 44*		$400	$1.21	$1.44	–
Series 46*		$350	$1.28	$0.77	–

Additional Tier 1 Capital Notes*
4.8% Additional Tier 1 Capital Notes	US$	500	na	na	na
4.3% Limited Recourse Capital Notes, Series 1 (4)		$1,250	na	na	na

Medium-Term Notes* (5)
Series H – Second Tranche		$1,000	na	na	na
Series I – First Tranche		$1,250	na	na	na
Series I – Second Tranche		$850	na	na	na
3.803% Subordinated Notes	US$	1,250	na	na	na
4.338% Subordinated Notes	US$	850	na	na	na
Series J – First Tranche		$1,000	na	na	na
Series J – Second Tranche		$1,250	na	na	na

Stock options
Vested		3.6
Non-vested		2.9

*	Convertible into common shares
(1)	Redeemed in August 2018.
(2)	In August 2016, approximately 2.2 million Series 25 Preferred Shares were converted into Series 26 Preferred Shares on a one-for-one basis.
(3)	Redeemed in November 2020.
(4)	Convertible into common shares by virtue of recourse to the Preferred Shares Series 48. Refer to Note 16 on page 184 of the consolidated financial statements for conversion details.
(5)

Note 15 of the consolidated financial statements includes details on the Series H Medium-Term Notes, Second Tranche, Series I Medium-Term Notes, First Tranche and Second Tranche, USD 3.803% Subordinated Notes, USD 4.338% Subordinated Notes and Series J Medium-Term Notes, First Tranche and Second Tranche.

na – not applicable

Note 16 on page 184 of the consolidated financial statements includes details on share capital and other equity instruments.

Dividends

Dividends declared per common share in fiscal 2020 totalled $4.24, up 4% from the prior year. Annual dividends declared represented 56.1% of reported net income and 54.9% of adjusted net income available to common shareholders on a last twelve months basis.

BMO’s target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50%, providing shareholders with a competitive dividend yield. BMO’s target dividend payout range seeks to provide shareholders with stable income while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and support capital adequacy. The dividend payout temporarily exceeded the target range in 2020, primarily reflecting the increase in loan provisions and income volatility due to the impact of COVID-19.

At year end, BMO’s common shares provided a 5.3% annualized dividend yield based on the year-end closing share price. On December 1, 2020, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, unchanged from the prior quarter and prior year. The dividend is payable on February 26, 2021 to shareholders of record on February 1, 2021.

Effective March 13, 2020, OSFI prohibited FRFIs from increasing their common share dividend. OSFI will advise at the appropriate time on the unwinding of this guidance.

Shareholder Dividend Reinvestment and Share Purchase Plan

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

In the first and second quarters of fiscal 2020, common shares to supply the DRIP were purchased on the open market. In the third and fourth quarters of fiscal 2020, common shares to supply the dividend reinvestment feature of the DRIP were issued from treasury at a 2% discount from their then-current market price. On August 25, 2020, BMO announced that for the common share dividend payable in the first quarter of fiscal 2021, and subsequently until further notice, common shares to supply the DRIP will be purchased on the open market without a discount. During fiscal 2019, common shares to supply the DRIP were purchased on the open market.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

70	BMO Financial Group 203rd Annual Report 2020

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations, which include Structured Entities, Credit Instruments and Guarantees.

Structured Entities (SEs) and Securitization

BMO carries out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity by securitizing certain of its financial assets, secure customer transactions, or pass its credit risk to securities holders of the vehicles. For example, the bank enters into transactions with SEs in which it transfers assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans in order to obtain alternate sources of funding, or as part of the bank’s trading activities. Note 6 on page 165 of the consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program. Note 7 on page 166 of the consolidated financial statements provides further details of the bank’s interests in both consolidated and unconsolidated SEs. Under IFRS, BMO consolidates SEs if it controls the entity. The bank consolidates its own securitization vehicles, the U.S. customer securitization vehicle, and certain capital and funding vehicles. BMO does not consolidate Canadian customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. Further details on U.S. and Canadian customer securitization vehicles are provided below.

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (which are then securitized through a bank securitization vehicle) or its customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). The bank earns fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $117 million in 2020 ($113 million in 2019).

Canadian Customer Securitization Vehicles

The customer securitization vehicles BMO sponsors in Canada provide customers with access to financing either from the bank or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets either directly into these vehicles, or indirectly by selling an interest in the securitized assets into these vehicles, which then issue ABCP to either investors or BMO in order to fund the purchases. In all cases, the sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. None of the sellers are affiliated with BMO.

BMO’s exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles, and the liquidity support provided to the market-funded vehicles. BMO uses the credit adjudication process in deciding whether to enter into these arrangements, just as when extending credit in the form of a loan.

Two of these customer securitization vehicles are market-funded, while the third is funded directly by BMO. BMO does not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 on page 166 of the consolidated financial statements. No losses were recorded on any of BMO’s exposures to these vehicles in 2020 and 2019.

The market-funded vehicles had a total of $4.7 billion of ABCP outstanding as at October 31, 2020 ($3.5 billion in 2019). The ABCP issued by the market-funded vehicles is rated R-1(high) by DBRS and P1 by Moody’s. BMO’s purchases of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $75 million as at October 31, 2020 ($8 million in 2019).

BMO provides committed liquidity support facilities for the market-funded vehicles totalling $5.6 billion as at October 31, 2020 ($5.5 billion in 2019). This amount comprised part of the commitments outlined in Note 24 on page 204 of the consolidated financial statements. All of these facilities remain undrawn. The assets of each of these market-funded vehicles consist primarily of exposure to diversified pools of Canadian automobile-related receivables and Canadian insured and conventional residential mortgages. These two asset classes represent 76% (79% in 2019) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

BMO sponsors one customer securitization vehicle in the U.S. that it consolidates under IFRS. Further information on the consolidation of this customer securitization vehicle is provided in Note 7 on page 166 of the consolidated financial statements. This market-funded customer securitization vehicle provides customers, the sellers of the assets, with access to financing in the U.S. ABCP markets. The sellers remain responsible for servicing the assets involved in the related financing and are first to absorb any losses realized on those assets. None of the sellers are affiliated with BMO.

BMO’s exposure to potential losses arises from its purchase of ABCP issued by the vehicle, any related derivative contracts BMO has entered into with the vehicle, and the liquidity support provided to the vehicle. The bank uses the credit adjudication process in deciding whether to enter into these arrangements, just as when extending credit in the form of a loan. No losses were recorded on any of BMO’s exposures to the vehicle in 2020 and 2019.

The vehicle had US$2.5 billion of ABCP outstanding as at October 31, 2020 (US$2.6 billion in 2019). The ABCP issued by the vehicle is rated A1 by S&P and P1 by Moody’s. In order to comply with U.S. risk retention rules that came into effect in 2017, BMO held US$140 million of the vehicle’s ABCP as at October 31, 2020 (US$145 million in 2019).

BMO provides a committed liquidity support facility to the vehicle, with the undrawn amount totalling US$5.5 billion as at October 31, 2020 (US$5.1 billion in 2019). The assets of this customer securitization vehicle consist primarily of exposure to diversified pools of U.S. automobile-related receivables and student loans. These two asset classes represent 81% (74% in 2019) of the aggregate assets of the vehicle.

BMO Financial Group 203rd Annual Report 2020	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Instruments

In order to meet the financial needs of BMO’s clients, a variety of off-balance sheet credit instruments are used. These include guarantees and standby letters of credit, which represent the bank’s obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. BMO also writes documentary and commercial letters of credit, which represent agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent the bank’s commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. BMO’s customers are broadly diversified, and the bank does not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. BMO uses the credit adjudication process in deciding whether to enter into these arrangements, just as when extending credit in the form of a loan. The bank monitors off-balance sheet credit instruments in order to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $204 billion as at October 31, 2020 ($185 billion in 2019). However, this amount is not representative of the bank’s likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Further information on these instruments can be found in Note 24 on page 204 of the consolidated financial statements.

Guarantees

Guarantees include contracts under which BMO may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which the bank may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which it provides indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, BMO enters into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities, and derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements.

The maximum amount payable by BMO in relation to these guarantees was approximately $31 billion as at October 31, 2020 ($29 billion in 2019). However, this amount is not representative of the likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees would require BMO to make any payments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.

For a more detailed discussion of these arrangements, refer to Note 24 on page 204 of the consolidated financial statements.

Caution

This Off-Balance Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

72	BMO Financial Group 203rd Annual Report 2020

Enterprise-Wide Risk Management

As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in its business activities. A disciplined and integrated approach to managing risk is fundamental to the success of its operations. BMO’s risk management framework provides independent risk oversight across the enterprise and is integral to building competitive advantage.

Enterprise-Wide Risk Management outlines BMO’s approach to managing the key financial risks and other related risks that it faces, as discussed in the following sections:

73	Risks That May Affect Future Results
78	Risk Management Overview
79	Framework and Risks
84	Credit and Counterparty Risk
92	Market Risk
97	Insurance Risk

97	Liquidity and Funding Risk
106	Operational Risk
110	Legal and Regulatory Risk
112	Strategic Risk
112	Environmental and Social Risk
113	Reputation Risk

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2020 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Note 1 on page 150 and Note 5 on page 164 of the consolidated financial statements.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

BMO is exposed to a variety of evolving risks that have the potential to affect its business, the results of its operations and its financial condition. The integral tasks in the risk management process are to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. The top and emerging risk identification process involves several forums for discussion with the Board, senior management and business thought leaders, and combines both bottom-up and top-down approaches in considering risk. The assessment of top and emerging risks informs the development of action plans and stress tests related to BMO’s exposure to certain events.

Particular attention has been given to the following:

General Economic Conditions and COVID-19 Pandemic Related Risks

BMO’s earnings are affected by the general economic conditions prevailing in Canada, the United States and other jurisdictions in which it conducts business. The World Health Organization declared COVID-19 a global pandemic on March 11, 2020. The pandemic has had, and will likely continue to have a negative impact on the global economy and economic outlook, including with respect to the jurisdictions in which the bank operates, resulting in lower economic output, elevated unemployment levels and sustained low interest rates. Government and regulatory measures, such as temporary closures of businesses, the institution of social distancing and other measures have been relaxed in certain of these jurisdictions. However, other jurisdictions have reinstated measures due to subsequent spikes in infections. Actions taken by governments, monetary authorities and regulators to support the economy and financial system, including fiscal and monetary measures to increase liquidity and support incomes, as well as regulatory actions in respect of financial institutions, generally remained in place, though there is uncertainty regarding how much longer these actions and measures will stay in effect.

The pandemic has had a negative impact on the bank’s earnings, including increased provisions for credit loan losses on both impaired and performing loans, and impacts from market volatility in the second quarter. Lower interest rates reduced the bank’s net interest margin in the current year, and if rates do not increase, will likely result in future pressure on margins as assets renew at lower yields. The pandemic has also lowered loan growth and increased deposit growth. BMO continues to monitor the impacts of the pandemic on its credit portfolio. The pandemic has resulted in negative migration across the credit portfolio, particularly in certain sectors that are considered more vulnerable to the pandemic. In order to assist clients, the bank worked with governments and agencies to implement programs to reduce the financial hardship caused by the pandemic, including offering payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover financially. Requests for payment deferrals have declined significantly since peaking in the second quarter. Deferrals continued to decline in the fourth quarter, with the large majority of clients resuming payments after exiting the deferral program. The maturities are being closely monitored and actively managed.

If the pandemic is prolonged, the negative impact on the global economy could deepen from what is currently expected. It could continue to disrupt global supply chains, lower equity market valuations and interest rates, create significant volatility and disrupt financial markets, and further increase unemployment and business bankruptcies. The bank’s net interest income would likely be impacted further should interest rates decrease from current low levels and the demand for products and services may be significantly reduced. The bank would expect to continue to recognize elevated credit losses in its loan portfolios, including in those industries directly impacted by the pandemic, and in retail portfolios given higher unemployment. The bank could also experience losses in its trading business for several reasons, including heightened market volatility and a deterioration in the financial condition of counterparties, and other parties relevant to its business.

BMO Financial Group 203rd Annual Report 2020	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of changing economic and market conditions, BMO may be required to recognize impairments in future periods on the securities or other assets it holds, as well as reductions in other comprehensive income. In addition, in certain businesses, including equity linked notes-related businesses where the bank sells investment products that have returns tied to equity securities, it has exposure to the dividend policies of the companies that issue those underlying equity securities. Business operations may also be disrupted if key suppliers of goods and services are adversely impacted or a significant portion of the workforce is unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. The pandemic may also impact the bank’s ability to access capital markets, its liquidity and capital position. The pandemic has resulted in an increase, and may result in further increases, in certain of the bank’s risks, including its top and emerging, credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related, legal and regulatory, strategic, environmental and social, and reputation risks. BMO may also face increased risk of litigation and governmental and regulatory scrutiny, as a result of the effects of the pandemic on market and economic conditions and actions, governments, and governmental and regulatory authorities take in response to those conditions.

The extent to which the pandemic continues to impact the bank’s operations and financial performance and condition will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic.

Cyber Security, Information Security and Privacy Risk

The pandemic has heightened the bank’s exposure in the threat landscape, including a significant increase in phishing campaigns, which to date have been successfully blocked. The new distributed work-from-home environment increases the bank’s risk of data loss and potential breaches of privacy. Reliance on suppliers whose work environments have also changed, along with the increasing frequency of industry-reported data breaches and the sophisticated exploitation of zero-day and other vulnerabilities, exposes BMO to heightened risk of data loss.

Information security is integral to BMO’s business activities, brand and reputation. BMO faces common banking security risks, given its ever-increasing reliance on the internet, coupled with the remote work environment and extensive dependence on advanced digital technologies to process data. These risks include the threat of potential data loss; hacking; exposure of customer or employee information; identity theft and fraud; social media, brand and reputational damage; as well as the possibility of denial of service resulting in system failure and service disruption. To meet these threats, the bank continues to evolve its capabilities and increase investment in the Financial Crimes Unit, demonstrating its commitment to bringing together cyber defences, fraud and physical security functions, as well as subject matter experts across business groups. The bank has invested in its technological infrastructure including a state-of-the-art security hub and a “follow the sun” operating model, enabling teams to work globally across North America, Europe and Asia to detect, prevent, respond to and recover from security threats. In addition, it is enhancing processes and improving the ability to prevent, detect and recover from cyber security threats, keeping customers and employees safe. BMO continues to benchmark and review best practices across peer companies and other industries, conduct third-party assessments of controls, evaluate the effectiveness of key controls, develop new controls, and invest in both technology and human resources. It also works with various security and software suppliers to bolster its internal resources and technology capabilities, in order to respond to a rapidly evolving threat landscape.

Lower or Negative Interest Rates

In light of the economic dislocations that have resulted from efforts to curb the spread of COVID-19, both the Bank of Canada and the U.S. Federal Reserve have lowered their policy interest rates effectively to zero. Both central banks have also instituted programs of quantitative easing, under which they are purchasing a variety of bonds in order to apply downward pressure across a broad spectrum of market interest rates and support the continued smooth functioning of debt capital markets and stimulate the economy. The Bank of Canada and the Federal Reserve have each indicated that they do not anticipate using negative interest rate policy to stimulate economic growth, but sustained or deepening economic weakness could potentially cause policymakers to reconsider this position. Sustained low interest rates, or negative interest rates, could expose the bank to a number of financial, operational and technology risks. The most significant financial impact would result from compression of the bank’s net interest margin and likely lower its net interest income, as existing assets mature and are renewed at lower interest rates. In terms of operational and technology risks in a negative interest rate environment, the bank may need to adapt its operations to fully accommodate the assessment of negative rates on its loans and deposits.

In the event of lower or negative interest rates, the bank would look to other sources of income in order to offset the likely decrease in net interest income.

74	BMO Financial Group 203rd Annual Report 2020

Benchmark Interest Rate Reform

Interbank offered rates (IBORs) have been the subject of numerous global regulatory proposals and reforms over the past few years. Most significantly, the U.K. Financial Conduct Authority (FCA) has announced that it will no longer compel banks to submit to the London Interbank Offered Rate (LIBOR) after 2021. As a result, the industry must transition from LIBOR and other IBORs to alternative reference rates (ARRs) in multiple jurisdictions, a shift that will impact financial market participants globally, across many products and asset classes.

Transition efforts in connection with these reforms are complex, with significant risks and challenges that could result in increased volatility, pricing changes or illiquidity in markets for instruments that currently rely on IBORs. The transition could have adverse consequences for all market participants, including BMO, as both a holder and an issuer of IBOR-based instruments, such as the potential for increased financial, operational, legal and regulatory, and reputational risks.

BMO has established an enterprise IBOR Transition Office (ITO) to coordinate and oversee the transition from IBORs to ARRs, with a focus on managing and mitigating internal risks, while ensuring a positive client experience. The ITO, sponsored and supported by senior management, is responsible for running the enterprise-wide program, covering all of BMO’s lines of business and corporate function areas. The ITO has a global mandate to ensure that BMO properly anticipates the discontinuation or unavailability of LIBOR and other IBORs. As part of its mandate, the ITO continues to address BMO’s industry and regulatory engagement, client and financial contract changes, internal and external communications, technology and operations modifications, introduction of new products, migration of existing clients, and program strategy and governance. In addition, the ITO continues to monitor the development and usage of ARRs across the industry, including the Secured Overnight Financing Rate (SOFR). As the market has developed, the bank has begun to add ARR-based products to its suite of offerings.

Globally, regulators and industry working groups continue to take actions to facilitate a timely transition. The U.K. government, for instance, has stated its intention to give the FCA enhanced powers to manage and conduct an orderly wind-down of LIBOR. While regulators acknowledge the challenges market participants are facing due to the pandemic, they continue to expect the industry to transition away from LIBOR and other IBORs by the end of 2021. Both the FCA and the ICE Benchmark Association have recently initiated industry consultations regarding the process and timing for the orderly wind-down of LIBOR, including the conditions under which LIBOR with respect to certain currencies and tenors may be continued beyond December 31, 2021. In light of this, industry working groups continue to publish guidance and recommended transition timelines to help the industry meet the expected deadline. BMO’s ITO is incorporating the guidance and timelines into project plans and continues to monitor for changes and updates from regulators and industry working groups in order to facilitate a smooth and timely transition for BMO and its clients.

Oil and Gas Industry Outlook

Oil prices decreased significantly during the year, in part due to increases in oil supply from OPEC+ countries, followed by decreases in oil demand tied to the pandemic. Although prices did rebound moderately later in the year, they remain at low levels compared with production costs and 2019 levels. These conditions posed challenges for both exploration and development and oil and gas services companies.

The bank remains focused on taking risks in the oil and gas industry, within its approved risk appetite, while seeking appropriate returns on those risks. In the exploration and production sector, the bank is working with existing borrowers to maintain loan exposures, in line with changing estimates of oil and gas reserve values. BMO maintains an internal limit that caps its exposure to this sector. In the oil and gas services sector, BMO is focused on Canadian borrowers with a strong capital base and diversified operations that are heavily weighted to providing maintenance and servicing to large producers.

Technology Resiliency

Given the extent to which BMO’s operations rely on technology and technology vendors, it is important to maintain a technology platform that provides a high level of operational reliability and resilience. Processes and initiatives are in place to ensure an appropriate level of resiliency in the technology platform, particularly with respect to critical systems.

Geopolitical Risk and Escalating Trade Disputes

Geopolitical risk remains elevated as a result of strained relations among many countries, including between the United States and China and Iran. Heightened geopolitical risk can give rise to shifts in global capital flows, which may lead to market disruptions and a decrease in investment, trade and global economic growth. BMO’s core banking portfolio has limited direct exposure outside North America; however, its core customers and international strategy depend on sustained growth and trade. To mitigate the exposure to geopolitical risk, BMO maintains a diversified portfolio that is continually monitored and tested, in addition to contingency plans that it may establish to address any possible adverse developments.

Rising protectionism and anti-globalization sentiment in the United States and other countries may hinder global growth. In particular, despite the Phase One trade agreement reached between the United States and China earlier this year, trade tensions between the two countries have remained elevated, which could adversely affect business investment and could prove especially problematic for commodity-producing countries, such as Canada. Trade disputes have also arisen between Canada and China over the past year. Within North America, the Canada-United States-Mexico Agreement (CUSMA) took effect on July 1, 2020, and has reduced uncertainty about continental trading arrangements.

Although it is difficult to predict and mitigate the potential economic and financial consequences of trade-related events on the Canadian and U.S. economies, BMO actively monitors global and North American trends and continually assesses its businesses in the context of these trends. BMO stress-tests its portfolios, business plans and capital adequacy against severely adverse scenarios arising from trade-related shocks, and establishes contingency plans and mitigation strategies to address and offset the consequences of possible adverse political and economic developments.

BMO’s credit exposure by geographic region is set out in Tables 7, 8 and 11 to 13 on pages 130 and 132 to 135 and in Note 4 on page 159 of the consolidated financial statements.

BMO Financial Group 203rd Annual Report 2020	75

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Factors That May Affect Future Results

Canadian Housing Market and Consumer Leverage

Restrictions on economic activity aimed at curbing the pandemic resulted in a steep decline in housing market activity in March and April of 2020. However, the housing market has since rebounded strongly, with home sales surpassing pre-pandemic levels and prices rising sharply. The lower interest rate environment should underpin strength in housing markets. However, several factors, such as high unemployment and lower immigration, could potentially weigh on sales activity and home prices in the future. In addition, the pandemic has the potential to drive permanent changes in consumer behaviours and preferences, as well as changes in how and where work is performed, including more widespread adoption of remote work. Such changes have the potential to cause structural shifts in demand for housing stock based on geographic and other characteristics, as well as affecting the viability of income-generating investment properties, in particular condos in downtown urban markets. These changes could dampen sales activity, home prices and property values within the existing portfolio.

Although household debt levels have risen only modestly this year due to weaker consumer spending and increased income support from government programs, they remain historically elevated, which could impede new mortgage borrowing. In addition, housing affordability remains weak in the Greater Toronto Area (GTA), Greater Vancouver Area (GVA), and their surrounding regions, which represents an ongoing barrier to entry for potential first-time home buyers. High levels of unemployment will also weigh on household incomes, especially if current government support programs begin to be scaled back or are eliminated, which will reduce household purchasing power. The heightened level of economic uncertainty could also cause households to continue to focus on deleveraging.

Potential reductions in home sales activity, particularly in the GTA and GVA, would impact mortgage origination volumes and, if property values were to decline, reduce the value of collateral backing of loans and could result in higher provisions for credit losses. It is not possible to accurately predict the full impact of recent economic and policy changes or any potential future changes, but BMO’s prudent lending practices, which include the application of additional underwriting scrutiny on higher-value and higher loan-to-value transactions and the setting and close monitoring of regional, property type and customer segment concentration limits, support the soundness of the bank’s Canadian real estate lending portfolio. Further, stress test analysis suggests that even significant price declines and extremely challenging economic conditions would result in manageable losses, mainly due to insurance coverage and the significant level of equity built up in seasoned loans.

Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business

BMO’s earnings are affected by the fiscal and monetary policies and other economic conditions prevailing in Canada, the United States and other jurisdictions in which it conducts business. These policies and conditions may have the effect of reducing profitability and certainty in some specific businesses and markets, which may affect customers and counterparties, potentially contributing to a greater risk of default. Changes in fiscal and monetary policies are difficult to anticipate. Higher levels of government debt resulting from the pandemic have the potential to create future vulnerabilities that could impact the bank’s business and markets. Fluctuations in interest rates can have an impact on earnings, the value of investments, the credit quality of lending to customers and counterparty exposure, and the capital markets that BMO accesses.

Changes in the value of the Canadian dollar relative to the U.S. dollar have affected, and could in future continue to affect, the results of clients with significant foreign earnings or input costs. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated risk-weighted assets and capital deductions may result in variability in the bank’s capital ratios. BMO may take actions to manage the impact of foreign exchange rate movements on its capital ratios, and did so during 2020. Refer to the Enterprise-Wide Capital Management section on page 63. The value of the Canadian dollar relative to the U.S. dollar will also affect the contribution of U.S. operations to the bank’s Canadian-dollar profitability.

Hedging positions may be taken to manage interest rate exposures and partially offset the effects of Canadian dollar/U.S. dollar exchange rate fluctuations on the bank’s financial results. Refer to the Foreign Exchange section on page 23 and the Market Risk section on page 92 for a more complete discussion of foreign exchange and interest rate risk exposures.

Climate Change and Other Environmental and Social Risks

BMO faces risks arising from environmental events, such as drought, floods, wildfires, earthquakes, and hurricanes and other storms. These events could potentially disrupt the bank’s operations, impact customers and counterparties, and result in lower earnings and higher losses. Factors contributing to heightened environmental risks include the impacts of climate change and the continued intensification of development in areas of greater environmental sensitivity. BMO’s business continuity management preparations provide it with the capability to restore, maintain and manage critical operations and processes in the event of a business disruption.

BMO also faces risks in relation to borrowers that experience losses or increases in their operating costs as a result of climate-related policies, such as carbon emissions pricing, or that experience lower revenue as new and emerging technologies displace or disrupt demand for certain commodities, products and services.

Legal and regulatory, business or reputation risks could arise from BMO’s actual or perceived actions, or inaction, in relation to climate change and other environmental and social risk issues, or its disclosures on these matters. Legal and regulatory or reputation risks related to such matters could also impact customers, suppliers or other stakeholders, giving rise to business or reputation risks. BMO monitors developments in these areas on an ongoing basis as part of its overall assessment of operational, business and reputation risks.

BMO supports the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), and employs the TCFD framework to enhance its understanding and disclosure of the evolving impact of risks associated with climate change, together with possible mitigation strategies. BMO continues to build its internal capacity to conduct climate change scenario analysis, in line with the TCFD recommendations, and is expanding this program to evaluate both physical and transition risks across a selection of climate-sensitive portfolios. These efforts will help the bank identify potential material financial risks and will inform its business strategy in relation to climate change going forward.

Refer to the Environmental and Social Risk section on page 112 for further discussion of these risks.

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Regulatory Requirements

The financial services industry is highly regulated, and BMO has experienced changes and increasing complexity in regulatory requirements, as governments and regulators around the world continue to pursue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. As a result, there is the potential for higher capital requirements and additional regulatory compliance costs, which could lower returns and affect growth. These reforms could also affect the cost and availability of funding and the extent of the bank’s market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating groups. In addition, differences in laws and regulations enacted by various national regulatory authorities may provide advantages to international competitors that could affect BMO’s ability to compete, and lead to loss of market share. BMO monitors such developments, and other potential changes, so that it is well-positioned to respond and implement any necessary changes.

Failure to comply with applicable legal and regulatory requirements could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute business strategies, a decline in investor and customer confidence, and damage to the bank’s reputation. Refer to the Legal and Regulatory Risk and Enterprise-Wide Capital Management sections on pages 110 and 63, respectively, for a more complete discussion of BMO’s exposure to legal and regulatory risk.

Tax Legislation and Interpretations

Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact BMO’s earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the G20 and the Organisation for Economic Co-operation and Development to broaden the tax base globally and improve tax-related reporting. Refer to the Critical Accounting Estimates section on page 114 for further discussion of income taxes and deferred taxes.

Changes to Business Portfolio

The bank may, from time to time, acquire companies, businesses and assets as part of its overall business strategy. The bank will conduct thorough due diligence before completing such acquisitions. However, some of the acquisitions may not perform in line with the bank’s financial or strategic objectives or expectations. The bank’s ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals, and it may not be able to determine when, if or on what terms the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in reductions in revenue or profitability, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect the bank’s earnings. Integration costs may increase as a result of regulatory costs related to an acquisition, other unanticipated costs that were not identified in the due diligence process or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and businesses and on integrating key systems and processes without disruption, and there can be no assurance that the bank will always succeed in doing so.

The bank also evaluates potential dispositions of assets and businesses that may no longer meet the bank’s strategic objectives. When the bank sells assets or withdraws from a business, the bank may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of its strategic objectives. The bank may also dispose of assets or a business on terms that are less desirable than anticipated or result in adverse operational or financial impacts, experience greater dis-synergies than expected, and the impact of the divestiture on revenue growth may be larger than projected. Dispositions may be subject to satisfaction of conditions and required governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent the bank from completing the dispositions as intended, or at all.

Critical Accounting Estimates and Accounting Standards

BMO prepares its consolidated financial statements in accordance with IFRS. Changes that the International Accounting Standards Board makes from time to time to these standards can be difficult to anticipate and may materially affect how BMO records and reports its financial results. Significant accounting policies and future changes in accounting policies are discussed on pages 118 and 119, as well as in Note 1 on page 150 of the consolidated financial statements.

The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income, and other related disclosures. In making these judgments and estimates, BMO relies on the best information available at the time. However, it is possible that circumstances may change, that new information may become available or that the bank’s models may prove to be imprecise.

BMO’s financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates section on page 114.

Caution

The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Other factors beyond BMO’s control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements on page 14. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management Overview

BMO believes that risk management is every employee’s responsibility and is guided by five key principles on risk that drive its approach to managing risk across the enterprise and comprise its Risk Appetite Statement.

Understand and Manage

•	The bank will only take those risks that are transparent and understood, and can be measured, monitored and managed, supported by effective information systems, processes, governance and controls
•

The bank will embrace a culture of constructive challenge, personal accountability, and timely and transparent information-sharing at all levels of the enterprise, with rapid escalation of threats and concerns

•	The bank will incorporate risk measures into its performance management system and compensation decisions will include performance assessment against risk appetite
•	The bank will protect customer and enterprise assets, including data and systems, and manage any exposures by maintaining an effective system of limits and controls to manage all risks

Protect BMO’s Reputation

•	Everything the bank does will be guided by principles of honesty, integrity, respect and high ethical standards in alignment with its Code of Conduct
•

The bank will protect its reputation, and strive to adhere to all regulatory and legal obligations, by maintaining effective policies, procedures, guidelines, compliance standards and controls, and by providing training and management to guide business practices and risk-taking activities of all employees

•	The bank will identify, assess and manage the potential loss or damage resulting from environmental and social issues, including climate change

Diversify. Limit Tail Risk.

•

The bank will target a business mix that limits earnings volatility to acceptable levels throughout the business cycle, and limits exposure to low-probability, high-impact events that could jeopardize its debt rating, capital position or reputation

•

The bank will use risk measurement and stress testing methodologies in the assessment of risk, risk-taking capacity and sustainable risk-adjusted returns to guide management action and to prepare for extreme events

Maintain Strong Capital and Liquidity

•

The bank will maintain a strong capital position and sound liquidity and funding position which meet, or exceed, regulatory requirements and the expectations of the market (rating agencies, investors, and depositors)

•	The bank will maintain an investment grade debt rating at a level that allows competitive access to funding
•	The bank will maintain a robust recovery and resolution framework that enables an effective and efficient response in an extreme crisis

Optimize Risk Return

•	The bank will set capital limits and manage its exposures based on risk appetite and strategy and require its businesses to optimize risk-adjusted returns
•	The bank will target new products, initiatives and acquisition opportunities that provide a good strategic and cultural fit, and a high likelihood of creating value for its shareholders

BMO’s integrated and disciplined approach to risk management is fundamental to the success of its business. All elements of the risk management framework function together in support of prudent and measured risk-taking, while striking an appropriate balance between risk and return. BMO’s Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues, in order to achieve prudent and measured risk-taking that is integrated with its business strategy.

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Framework and Risks

Enterprise-Wide Risk Management Framework

BMO’s Risk Management Framework (RMF) guides its risk-taking activities in order to align them with its risk appetite, client needs, shareholder expectations and regulatory requirements. The RMF provides for the direct management of each individual risk type, as well as the management of risks on an integrated basis, with three lines of defence in the management of risk.

Risk Culture

Risk culture is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management at BMO. Sound risk culture consistently supports appropriate risk behaviours and judgments about risk-taking and promotes effective risk management and alignment of risk-taking activities with the bank’s Risk Appetite. BMO’s risk culture informs and supports its overall culture. BMO has a long tradition of commitment to high ethical standards, grounded in values of integrity, empathy, diversity and responsibility. BMO’s Purpose – to Boldly Grow the Good in business and life – is underpinned by its values. The Purpose defines BMO as an organization and is the foundation of how the bank works. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal & Regulatory Compliance’s Ethics & Conduct Office, and People & Culture.

BMO’s risk culture is founded on four guiding principles that together reinforce its effectiveness across the bank: Tone from the Top, Accountability, Effective Communication and Challenge, and Incentives:

•

Tone from the Top: BMO’s risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among all employees, by effectively communicating this responsibility and by the example of their own actions. The Board of Directors oversees the bank’s corporate objectives, and seeks to ensure they are supported by a sound risk strategy and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of the bank’s activities. The Board also has overall responsibility for the bank’s governance framework and corporate culture, and approves its Risk Appetite Statement and Risk Appetite Framework.

•

Accountability: BMO’s RMF is anchored in the three-lines-of-defence approach to managing risk. The bank’s risk culture also encourages the escalation of concerns associated with potential or emerging risks to senior management, so that they can be evaluated and appropriately addressed. The bank prides itself on providing an environment where concerns can be raised without retaliation.

•

Effective Communication and Challenge: Timely and transparent sharing of information is integral to engaging stakeholders in key decisions and strategy discussions, bringing added rigour and discipline to BMO’s decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization, so that employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong monitoring and control framework.

•

Incentives: Compensation is aligned with prudent risk-taking, so that compensation and other incentives reward the appropriate use of capital and respect for the rules and principles of the RMF and do not encourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking. The bank also maintains training programs that are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness they need to fulfill their responsibilities for independent oversight, regardless of their role in the organization.

Risk Appetite Framework

BMO’s Risk Appetite Framework consists of its Risk Appetite Statement and key risk metrics, and is supported by corporate policies, standards and guidelines, including the related limits, concentration levels and controls defined therein. Risk appetite defines the amount of risk that the bank is willing to assume given its guiding principles and capital capacity, thereby supporting sound business initiatives, appropriate returns and targeted growth. The risk appetite is integrated into the strategic and capital planning processes and performance management system. On an annual basis, the Risk Management Committee (RMC) submits the Risk Appetite Statement and key risk metrics to the Risk Review Committee of the Board of Directors (RRC), which in turn reviews and recommends it to the Board of Directors for approval. The Risk Appetite Statement is articulated and applied consistently across the enterprise, with key businesses and entities developing their own respective risk appetite statements within this framework.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Governance

BMO’s enterprise-wide RMF is founded on a governance approach that includes a robust committee structure and a comprehensive set of corporate policies and limits, each of which is approved by the Board of Directors or its committees, as well as specific corporate standards approved by senior management. The bank’s corporate policies outline frameworks and objectives for each significant risk type, so that risks to which the enterprise is exposed are appropriately identified, measured, managed, monitored, mitigated and reported. A Risk Taxonomy is maintained to comprehensively identify and manage key risks. The Risk Taxonomy reflects the bank’s Tier 1 risks, as set out in the diagram below.

Specific Board-approved policies govern BMO’s approach to key risks, such as credit and counterparty, market, liquidity and funding, and operational risks. This enterprise-wide RMF is overseen at all levels through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board seeks to ensure that the bank’s corporate objectives are supported by a sound risk strategy and an effective RMF that is appropriate to the nature, scale, complexity and risk profile of the bank’s activities. The Board also has overall responsibility for the bank’s governance framework and corporate culture.

BMO’s RMF is reviewed on a regular basis by the RRC, in order to provide oversight and guide its risk-taking activities. In each of the operating groups, management, as the first line of defence, is responsible for governance activities and controls, and the implementation and operation of risk management processes and procedures that provide effective risk management. ERPM, as the primary second line of defence, oversees the implementation and operation of risk management processes and procedures, and aligns, monitors and tests risk outcomes against risk appetite and management expectations, ensuring that risk outcomes are consistent with return expectations. Individual governance committees establish and monitor further risk limits, consistent with Board-approved limits.

The diagram below outlines BMO’s risk governance framework, including both the direct and administrative reporting lines.

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In addition to the enterprise-level risk governance framework, appropriate risk governance frameworks, supported by the three lines of defence, are in place in all material businesses and entities.

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning; defining risk appetite; the identification and management of risk; capital management; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its risk management oversight responsibilities. This includes overseeing the identification and management of BMO’s risks, leading its risk culture; adherence by operating groups to risk management corporate policies and standards; compliance with risk-related regulatory requirements; and evaluating the Chief Risk Officer (CRO), including input into succession planning for the CRO. RMF is reviewed on a regular basis by the RRC in order to provide guidance for the governance of risk-taking activities.

Audit and Conduct Review Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting; the effectiveness of BMO’s internal controls; the independent auditors’ qualifications, independence and performance; BMO’s compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the CRO and the ERPM group.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM and chair of RMC. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the RMF and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO management’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO and its members include the heads of operating groups, the CEO and the Chief Financial Officer (CFO).

RMC Sub-Committees have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance practices, risk measurement, model risk management and contingency planning. RMC and its sub-committees provide oversight of the risks taken across the enterprise and the process through which such risks are identified, measured, managed, monitored, mitigated and reported in accordance with policies, and are held within limits and risk tolerances.

Enterprise Risk and Portfolio Management (ERPM), as the risk management second line of defence, provides comprehensive risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking in fulfilling its responsibilities for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any accepted risks are consistent with BMO’s risk appetite.

Operating Groups are responsible for effectively managing risks by identifying, measuring, managing, monitoring, mitigating and reporting risk within their respective lines of business in accordance with risk appetite. They exercise business judgment and seek to ensure that effective policies, processes and internal controls are in place and that significant risk issues are reviewed with ERPM. Individual governance committees and ERPM establish and monitor further risk limits that are consistent with and subordinate to the Board-approved limits.

Three-Lines-of-Defence Operating Model

BMO’s RMF is anchored in the three-lines-of-defence approach to managing risk, as described below:

•

Operating groups are the bank’s first line of defence. They are accountable for the risks arising from their businesses, activities and exposures. They are expected to pursue business opportunities within the established risk appetite and to identify, measure, manage, monitor, mitigate and report all risks in or arising from their businesses, activities and exposures. The first line discharges its responsibilities by using risk management and reporting methodologies and processes developed by the business, ERPM, and other areas, and may call on these resources to help discharge these responsibilities. Businesses are responsible for establishing appropriate internal controls in accordance with the RMF and for monitoring the effectiveness of such controls. These processes and controls help ensure businesses act within their delegated risk-taking authority and risk limits as set out in corporate policies and the Risk Appetite Framework.

•

The second line of defence is comprised of ERPM and Legal & Regulatory Compliance. The second line provides independent oversight, effective challenge and independent assessment of risks and risk management practices, including transaction, product and portfolio risk management decisions, processes and controls in the first line of defence. The second line establishes enterprise-wide risk management policies, infrastructure, processes, methodologies and practices that the first and second lines use to identify, assess, manage, monitor, mitigate and report risks across the enterprise.

•

Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes.

Enterprise Culture and Conduct Framework

The Enterprise Culture and Conduct Framework sets out BMO’s approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to BMO’s approach to other non-financial risks, this framework is supported by the enterprise-wide RMF and a focus on maintaining a strong risk culture. BMO reports on various metrics related to culture and conduct, and engages with other control frameworks across the enterprise and in all of the jurisdictions in which it operates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Limits

The bank sets risk limits so that risk-taking activities remain within the risk appetite, and these limits inform business strategies and decisions. In particular, BMO considers risk diversification, exposure to loss and risk-adjusted returns when setting limits. These limits are reviewed and approved by the Board of Directors or management committees, as appropriate, based on the level and granularity of the limits, and include:

•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry and portfolio/product segments
•

Market Risk – limits on economic value and earnings exposures to stress scenarios and significant movements, as well as limits on value at risk and stress related to trading and underwriting activities

•	Insurance Risk – limits on policy exposures and reinsurance arrangements
•

Liquidity and Funding Risk – minimum limits on governing internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and credit and liquidity facility exposures

•	Operational Risk – limits on specific operational risks and key risk metrics for measuring operational risks

The Board of Directors, after considering recommendations from the RRC and the RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective areas, and to the CRO (second line of defence). These delegated authorities allow risk officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.

Risk Identification, Review and Approval

Risk identification is an integral step in recognizing the key inherent risks that BMO faces, understanding the potential for loss and then acting to mitigate this potential. As noted above, a Risk Taxonomy is maintained to comprehensively identify and manage key risks, supporting the implementation of the bank’s Risk Appetite Framework and assisting in identifying the primary risk categories for which stress capital consumption is estimated. The enterprise-wide and targeted (industry/portfolio-specific or ad hoc) stress testing processes have been developed to assist in identifying and evaluating these risks. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval by either an individual or a committee that is independent of the originator. Delegated authorities and approvals by category are outlined below.

•

Portfolio transactions – transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, and include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

•

Structured transactions – new structured products and transactions with significant legal and regulatory, accounting, or tax implications are reviewed by the Global Markets Risk Committee, as appropriate, and are also reviewed through the operational risk management process if they involve structural or operational complexity that may give rise to operational risk. Transactions that may give rise to reputation risk are reviewed by the Reputation Risk Management Committee.

•

Investment initiatives – documentation of risk assessments is formalized through the investment spending approval process, and is reviewed and approved by Corporate Services based on the initiative’s investment spend and inherent risk.

•

New products and services – policies and procedures for the approval of new or modified products and services offered to customers are the responsibility of the first line of defence, including appropriate senior business leaders, and are reviewed and approved by subject matter experts and senior managers in Corporate Services, as well as by other senior management committees.

Risk Monitoring

Enterprise-level risk transparency and monitoring and associated reporting are critical components of BMO’s RMF and corporate culture that allow senior management, committees and the Board of Directors to exercise their business management, risk management and oversight responsibilities at the enterprise, operating group and key legal entity levels. Internal reporting includes a synthesis of the key risks that the enterprise currently faces, along with associated metrics. BMO’s reporting highlights the most significant risks, including assessments of top and emerging risks, to provide the Board of Directors, its committees and any other appropriate executive and senior management committees with timely, actionable and forward-looking risk reporting. This reporting includes supporting metrics and materials to facilitate assessment of these risks relative to risk appetite and the relevant limits established within the Risk Appetite Framework.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: economic capital and advanced-approach regulatory capital. Both are aggregate measures of the risk that the bank takes on in pursuit of its financial objectives, and they enable the evaluation of returns on a risk-adjusted basis. BMO’s operating model provides for the direct management of each type of risk, as well as the management of all material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a transaction or a portfolio reflect current market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and, if appropriate, are recalibrated or revalidated. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.

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Stress Testing

Stress testing is a key element of BMO’s risk and capital management frameworks. It is integrated into the bank’s enterprise and group risk appetite statements and embedded in its management processes. To evaluate risks, BMO regularly tests a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses and across the enterprise. In addition, BMO participates in regulatory stress tests in multiple jurisdictions. Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Committee. This committee is comprised of business, risk and finance executives, and is accountable for reviewing and challenging enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Stress testing associated with the Comprehensive Capital Analysis and Review (CCAR), which is a U.S. regulatory requirement for BMO’s subsidiary BMO Financial Corp. (BFC), is similarly governed at the BFC level. Refer to the Regulatory Capital Review under Enterprise-Wide Capital Management on page 63 for a discussion of CCAR and Dodd-Frank Act Stress Test and the CET 1 capital requirement assigned to BFC by the Federal Reserve Board.

Quantitative models and qualitative approaches are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet and the resilience of the bank’s capital over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework, and are used to establish a better understanding of BMO’s risks and to test its capital adequacy.

Enterprise Stress Testing

Enterprise stress testing supports BMO’s ICAAP and target-setting through analysis of the potential effects of low-frequency, high-severity events on the balance sheet, earnings, and liquidity and capital positions. Scenario selection is a multi-step process that considers the enterprise’s material and idiosyncratic risks and the potential impact of new or emerging risks on BMO’s risk profile, as well as the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group. The Economics group does this by translating the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models and the qualitative assessments that determine estimated stress impacts. The scenarios are used by BMO’s operating, risk and finance groups to assess a broad range of financial impacts that could arise under a specific stress and the ordinary course and extraordinary actions that would be anticipated in response to that stress.

Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Enterprise Stress Testing Committee.

Since the onset of the COVID-19 pandemic and the resulting uncertainty regarding the future economic outlook, BMO expanded scenario analysis to support timely evaluation of the capital forecasts generated under a range of possible pandemic scenarios of varying severity and duration in order to understand the range of potential impacts.

Targeted Portfolio and Ad Hoc Stress Testing

BMO’s stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level and embeds it in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by risk management and by the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and to assess business strategies, and this year has included pandemic-related portfolio stress tests.

Climate-Related Scenario Analysis

The bank has established a climate change scenario analysis program in line with the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In the past year, BMO has applied scenario analysis to parts of its portfolios to study the potential impacts of physical and transition risks. BMO is also participating in Phase II of the United Nations Environment Programme Finance Initiative (UNEP-FI) to evaluate and test climate scenario analysis methodologies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk underlies every lending activity that BMO enters into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products and activities related to securitization. Credit risk is the most significant measurable risk BMO faces. Proper management of credit risk is integral to BMO’s success, since failure to effectively manage credit risk could have an immediate and significant impact on earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The objective of the Credit Risk Management Framework is to ensure that all material credit risks to which the enterprise is exposed are identified, measured, managed, monitored and reported. The Risk Review Committee (RRC) has oversight of the management of all material risks that BMO faces, including the Credit Risk Management Framework. The Credit Risk Management Framework incorporates governing principles that are defined in a series of corporate policies and standards and are applied to specific operating procedures. These policies and standards are reviewed on a regular basis and modified when necessary to keep them current and consistent with BMO’s risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit exposures are all governed by these credit risk management principles.

Lending officers in the operating groups are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. With limited exceptions, credit officers in Enterprise Risk Portfolio Management (ERPM) approve all credit transactions and are accountable for providing an objective independent assessment of the lending recommendations and risks assumed by the lending officers. All of these skilled and experienced individuals in the first and second lines of defence are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits, which are reviewed annually, or more frequently as needed. The Board annually reviews the Credit Risk Management Policy and delegates to the CEO discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction, in accordance with comprehensive corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to acceptable lending standards as set out in the bank’s risk appetite, as well as compliance with all applicable governing policies, standards and procedures.

For corporate and commercial obligors presenting a higher than normal risk of default, BMO has in place formal policies that outline the framework for managing such accounts and the specialized groups that manage them. BMO strives to identify borrowers in financial difficulty early, and every effort is made to bring such accounts back to an acceptable level of risk through the exercise of good business judgment and the implementation of sound and constructive workout solutions. Obligors are managed on a case-by-case basis, which involves the use of judgment by the specialized groups.

All credit risk exposures are subject to regular monitoring. Performing corporate and commercial accounts are reviewed on a regular basis, no less frequently than annually, with most subject to a set of internal monitoring triggers that, if breached, results in an interim review. The frequency of review increases in accordance with the likelihood and size of potential credit losses and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, when appropriate. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks, such as the COVID-19 pandemic. Reporting is provided at least quarterly, and more frequently where appropriate, to RRC and senior management committees in order to keep them informed of credit risk developments in the bank’s portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports RRC and senior management committees in giving effect to any measures they may decide to take.

Counterparty Credit Risk (CCR) creates a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limit framework and approval process outlined above. However, given the nature of the risk, CCR exposures are monitored under the market risk framework. In order to reduce BMO’s exposure to CCR, exposures are often collateralized, and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other’s defaults. CCPs mitigate default risk of any member through the use of margin requirements (both initial and variation) and a default management process, including a default fund and other resources. BMO’s exposures to CCPs are subject to the same credit risk governance, monitoring and rating framework it applies to all other corporate accounts.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit risk mitigation purposes to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance sheet credit exposures, when possible. In the securities financing transaction business (including repurchase agreements and securities lending), the bank takes eligible financial collateral that it controls and can readily liquidate.

Collateral for BMO’s derivatives trading counterparty exposures is primarily comprised of cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation. With limited exceptions, the bank utilizes the International Swaps and Derivatives Association Inc. Master Agreement, frequently with a Credit Support Annex, to document its collateralized trading relationships with counterparties for over-the-counter (OTC) derivatives that are not centrally cleared.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

84	BMO Financial Group 203rd Annual Report 2020

Credit Support Annexes entitle a party to demand a transfer of collateral (or other credit support) when its OTC derivatives exposure to the other party exceeds an agreed threshold. Collateral transferred can include variation margin or initial and variation margin. Credit Support Annexes contain, among other measures, provisions setting out acceptable types of collateral and a method for their valuation (discounts are often applied to the market values), as well as thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is to be calculated.

Many G20 jurisdictions continue to implement new regulations that require certain counterparties with significant OTC derivatives exposures to post or collect prescribed types and amounts of collateral for uncleared OTC derivatives transactions. For additional discussion, refer to Derivatives Reform on page 111.

To document the bank’s contractual securities financing relationships with its counterparties, BMO utilizes master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.

On a periodic basis, collateral is subject to revaluation specific to asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.

In the event a loan is classified as impaired, and depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every twelve months while the loan is classified as impaired. In Canada, for residential real estate that has a loan-to-value (LTV) ratio of less than 80%, an external property appraisal is routinely obtained at the time of loan origination. BMO may use an external service provided by Canada Mortgage and Housing Corporation or an automated valuation model provided by a third-party appraisal management company to assist with determining either the current value of a property or the need for a full property appraisal.

For insured mortgages in Canada with a high LTV ratio (greater than 80%), the default insurer is responsible for confirming the lending value.

Portfolio Management and Concentrations of Credit and Counterparty Risk

BMO’s credit risk governance policies require an acceptable level of diversification to help ensure it avoids undue concentrations of credit risk. Concentrations of credit risk may exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segment (e.g., hedge funds and leveraged lending), country, product and single-name concentrations. The diversification of the bank’s credit exposure may be supplemented by the purchase or sale of credit protection through guarantees, insurance or credit default swaps.

BMO’s credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized businesses. From an industry viewpoint, on a drawn loans and commitments basis, the bank’s most significant exposure as at October 31, 2020, was to individual consumers, comprising $259,289 million ($249,731 million in 2019).

Wrong-Way Risk

Wrong-way risk occurs when BMO’s exposure to a counterparty or the magnitude of its potential loss is highly correlated with the counterparty’s probability of default. Specific wrong-way risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way risk arises when the credit quality of the counterparty, for non-specific reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. BMO’s procedures require that specific wrong-way risk be identified in transactions and accounted for in the assessment of risk, including any elevated measure of exposure.

Credit and Counterparty Risk Measurement

BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

•	Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.

•	Loss Given Default (LGD) is a measure of BMO’s economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.

•	Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.

•	Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel III, OSFI permits three approaches for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). BMO primarily uses the AIRB Approach to determine credit RWA in its portfolios, including portfolios of the bank’s subsidiary BMO Financial Corp. Exposures under AIRB capital treatment account for 94% of total EAD of its Wholesale and Retail portfolios, and the remaining exposures are under the Standardized Approach. Waivers and exemptions to existing AIRB models are subject to OSFI’s approval. The Standardized Approach is currently being used for regulatory capital calculations related to the acquired Marshall & Isley Corporation and BMO Transportation Finance portfolios, and for certain other exposures that are considered to be immaterial. BMO continues to transition all material exposures in these portfolios to the AIRB Approach. For securitization exposures, the bank applies the Basel hierarchy of approaches, including the Securitization Internal Ratings-based Approach and the External Ratings-based Approach, as well as the Standardized Approach.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO’s regulatory capital and economic capital frameworks both use EAD to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn exposures include loans, acceptances, deposits with regulated financial institutions, and certain securities. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•

Undrawn commitments cover all unutilized authorizations associated with the drawn loans noted above, including those which are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.

•	OTC derivatives are those in proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the calculated exposure, net of collateral.

•

Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and a consideration of credit risk mitigants, including collateral and netting.

Total credit exposures at default by industry sector, as at October 31, 2020 and 2019, based on the Basel III classifications, are as follows:

(Canadian $ in millions)	Drawn (3)		Commitments (undrawn) (3)		OTC derivatives (4)		Other off-balance sheet items (3)		Repo-style transactions (4)(5)		Total (1)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Financial institutions	142,254	117,959	24,302	24,010	19,611	14,849	6,520	6,400	22,866	17,486	215,553	180,704
Governments	78,506	58,050	1,579	1,665	4,892	4,357	590	894	2,624	1,254	88,191	66,220
Manufacturing	27,789	26,265	16,696	16,581	1,741	1,340	1,714	1,494	–	–	47,940	45,680
Real estate	40,202	37,146	9,735	8,948	1,383	845	973	861	–	–	52,293	47,800
Retail trade	19,835	22,529	4,809	3,974	487	239	604	601	–	–	25,735	27,343
Service industries	47,468	46,610	15,443	13,304	2,033	1,252	3,116	2,996	–	–	68,060	64,162
Wholesale trade	15,295	16,822	5,455	5,273	423	281	600	564	–	–	21,773	22,940
Oil and gas	12,990	13,406	11,675	11,302	6,099	3,637	1,900	1,802	–	–	32,664	30,147
Individual	206,370	198,205	52,829	51,432	–	–	90	94	–	–	259,289	249,731
Others (2)	41,984	40,551	22,216	19,814	1,914	1,335	7,992	6,866	–	–	74,106	68,566
Total exposure at default	632,693	577,543	164,739	156,303	38,583	28,135	24,099	22,572	25,490	18,740	885,604	803,293

(1)	Credit exposure excluding equity, securitization and other assets such as non-significant investments, goodwill, deferred tax asset and intangibles.
(2)	Includes industries having a total exposure of less than 2%.
(3)	Represents gross credit exposures without taking into account any collateral.
(4)	Credit exposure at default is inclusive of collateral.
(5)	Impact of collateral on the credit exposure for repo-style transactions is $205,212 million ($192,796 million in 2019).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure.

Credit risk-based parameters are reviewed, validated and monitored regularly. The monitoring is on a quarterly basis for both the wholesale and retail models. Refer to page 109 for a discussion of model risk mitigation processes.

Retail (Consumer and Small Business)

The retail portfolios are comprised of a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to generate optimal credit decisions in a centralized and automated environment.

The retail risk rating system assesses risk based on individual loan characteristics. BMO has a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The major product lines within each of the retail risk areas are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are designed based on internal data recorded over a period of more than seven years, and adjustments are made at the parameter level to account for any uncertainty. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points in the parameter estimation process, ensuring that the most recent experience is incorporated. BMO’s largest retail portfolios are the Canadian mortgage, Canadian home equity line of credit and Canadian retail credit card portfolios.

A PD estimate is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the economic cycle.

An LGD estimate is calculated by discounting future recovery payments to the time of default, including collection costs.

An EAD estimate is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect a downturn scenario. The PD, LGD and EAD estimates are updated annually and recalibrated as required, by comparing the estimates to observed historical experience.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

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Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Corporate, Commercial, Bank and Sovereign)

Within BMO’s wholesale portfolios, an enterprise-wide risk rating framework is utilized that is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). BMO has a range of internally designed general and sector-specific BRR models, as well as portfolio-level LGD and EAD models for each of the corporate, commercial, bank and sovereign portfolios.

The BRR models capture the key financial and non-financial characteristics of the borrowers and generate a borrower-level rating that reflects the rank ordering of the default risk. The models are primarily designed by using internal data, supplemented with judgment as necessary, for low default portfolios.

BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or covenant breach. BRRs are reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings. The bank also performed proactive rating reviews to assess the impact of the COVID-19 pandemic on identified risk sectors and its borrowers. The assigned ratings are mapped to a PD over a one-year time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower changes.

BMO employs a master scale with 14 BRRs above default, and PDs are assigned to each rating within an asset class to reflect the long-run average of one-year default rates over the economic cycle, supplemented by external benchmarking, as necessary.

An LGD estimate captures the priority of claim, collateral, product and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.

An EAD estimate captures the facility type, sector and facility utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. The EAD credit conversion factor is calculated for eligible facilities by comparing usage amounts at the time of default and one year prior to default. The authorization and the drawn amount, one year prior to default, are used to split each facility into its respective drawn and undrawn portion, where applicable.

LGD and EAD models have been developed for each asset class using internal data recorded over a period of more than seven years, which includes at least one full economic cycle, and results are benchmarked using external data, when necessary. For capital purposes, the parameters are calibrated to reflect a downturn scenario. The PD, LGD and EAD estimates are updated annually and recalibrated as required, by comparing the estimates to observed historical experience.

As demonstrated in the table below, BMO’s internal risk rating system corresponds in a logical manner to those of external rating agencies.

Wholesale Borrower Risk Rating Scale

BMO rating	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent

Acceptable
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+
Watchlist
P-1 to P-3	B2 to Ca	B to CC
Default / Impaired
T1, D-1 to D-4	C	C to D

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit risk exposures were $885.6 billion as at October 31, 2020, comprised of $474.3 billion in Canada, $354.2 billion in the United States and $57.1 billion in other jurisdictions. This represents an increase of $82.3 billion or 10% from the prior year (1).

BMO’s loan book continues to be well-diversified by industry and geographic region. Gross loans and acceptances increased $10.3 billion or 2% from the prior year to $461.8 billion as at October 31, 2020. The geographic mix of BMO’s Canadian and U.S. portfolios represented 62.9% and 34.7% of total loans, respectively, compared with 62.4% and 35.2% in 2019. The loan portfolio is well-diversified, with the consumer loan portfolio representing 44.4% of the total portfolio, the same as in 2019, and business and government loans representing 55.6% of the total portfolio, the same as in 2019.

(1)	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Loan Maturities and Interest Rate Sensitivity

The following table presents gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Canada
Consumer	52,771	58,580	125,492	113,162	4,402	4,432	182,665	176,174
Commercial and corporate (excluding real estate)	68,130	65,534	18,254	16,591	2,306	1,973	88,690	84,098
Commercial real estate	7,397	7,928	10,142	11,647	1,275	2,298	18,814	21,873
United States	31,587	37,867	81,717	87,443	47,052	33,423	160,356	158,733
Other countries	10,264	9,214	631	996	380	449	11,275	10,659
Total	170,149	179,123	236,236	229,839	55,415	42,575	461,800	451,537

The following table presents net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2020	2019
Fixed rate	237,596	217,002
Floating rate	207,408	209,092
Non-interest sensitive (1)	13,493	23,593
Total	458,497	449,687

(1)	Non-interest sensitive is comprised of customers’ liability under acceptances.

Further details on BMO’s loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 7 to 15 on pages 130 to 136. Details of the bank’s credit exposures are presented in Note 4 on page 159 of the consolidated financial statements.

Impact of COVID-19 on Credit Portfolios

The COVID-19 pandemic has had a significant impact on the economy and the bank’s consumer and wholesale clients, and has resulted in higher provisions for credit losses in the fiscal year. In the wholesale portfolio specifically, certain industries have been more directly impacted by the pandemic.

Throughout the year, the bank continued to support its customers through this challenging environment, working closely with governments and agencies to implement programs to reduce the financial hardship caused by the pandemic, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover financially. Details on the payment deferral programs can be found on page 25.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures continue to be of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are considered to be manageable.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans and mezzanine financing provided to private equity-owned businesses for which its assessment indicates a higher level of credit risk. BMO has some exposure to leveraged finance loans, which represented 1.7% of total assets, with $16.4 billion outstanding as at October 31, 2020 (1.8% and $15.1 billion, respectively, in 2019). Of this amount, 26% of leveraged finance loans, with $4.3 billion outstanding as at October 31, 2020 (27% and $4.1 billion, respectively, in 2019), are well secured by high-quality assets. In addition, $786 million or 4.8% of all leveraged finance loans were classified as impaired as at October 31, 2020 ($207 million or 1.4% in 2019).

Provision for Credit Losses (PCL)

Total PCL was $2,953 million in 2020, compared with $872 million in 2019, reflecting the impact of the pandemic. Detailed discussions of PCL, including historical PCL trends, are provided on page 31, in Table 15 on page 136 and in Note 4 on page 159 of the consolidated financial statements.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

88	BMO Financial Group 203rd Annual Report 2020

Gross Impaired Loans (GIL)

Total GIL was $3,638 million in 2020, an increase of 38% from $2,629 million in 2019. The largest increases in impaired loans were recorded in retail trade and service industries. GIL as a percentage of gross loans and acceptances was 0.79% in 2020, compared with 0.58% in the prior year.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $4,649 million from $2,686 million in 2019, reflecting higher impaired loan formations in the retail trade, service, oil and gas and manufacturing industries. On a geographic basis, the U.S. accounted for more than half of impaired loan formations, comprising 59% of total formations in 2020, compared with 55% in 2019. Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 11 on page 132 and in Note 4 on page 159 of the consolidated financial statements.

Changes in Gross Impaired Loans (1) and Acceptances

(Canadian $ in millions, except as noted) For the year ended October 31	2020	2019	2018
GIL, beginning of year	2,629	1,936	2,220
Classified as impaired during the year	4,649	2,686	2,078
Transferred to not impaired during the year	(719)	(604)	(708)
Net repayments	(1,728)	(800)	(1,051)
Amounts written off	(1,047)	(528)	(618)
Recoveries of loans and advances previously written off	–	–	–
Disposals of loans	(147)	(57)	(11)
Foreign exchange and other movements	1	(4)	26
GIL, end of year	3,638	2,629	1,936
GIL as a % of gross loans and acceptances	0.79	0.58	0.48

(1)	GIL excludes purchased credit impaired loans.

Allowance for Credit Losses

BMO employs a disciplined approach to provisioning and loan loss evaluation across all loan portfolios, with the prompt identification of problem loans being a key risk management objective. BMO maintains both an allowance on impaired loans and an allowance on performing loans, in accordance with IFRS. An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. The bank’s approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by its regulator, OSFI. Under IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. The bank recognizes a loss allowance at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). BMO will record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).

ECL is calculated on a probability-weighted basis, based on three different economic scenarios, and is a function of PD, EAD and LGD. The timing of the loss is also considered, and ECL is estimated by incorporating forward-looking economic information and by using experienced credit judgment to reflect factors not captured in ECL models. An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.

BMO maintains an allowance for credit losses (ACL) at a level that it considers appropriate to absorb credit-related losses. As at October 31, 2020, the ACL was $3,814 million, an increase of $1,720 million from the prior year, reflecting higher allowances on both performing loans and impaired loans. The allowance on impaired loans was $739 million as at October 31, 2020, and the allowance on performing loans was $3,075 million. These amounts include an allowance on impaired loans of $12 million and an allowance on performing loans of $499 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $254 million from $485 million in the prior year. BMO’s coverage ratio remains adequate, with ACL on impaired loans as a percentage of GIL of 20.0%, compared with 17.6% in 2019. This ratio can change quarter-over-quarter due to variability in the write-down of loans and the related allowance. The allowance on performing loans increased $1,466 million to $3,075 million from $1,609 million in the prior year, primarily driven by the impact of COVID-19 on the macroeconomic outlook, and the impact of a more difficult and uncertain environment on credit conditions, as well as a more severe adverse scenario and increased adverse scenario weight.

Further details on the continuity in ACL by each product type can be found in Tables 12 and 13 on pages 134 and 135, and in Note 4 on page 159 of the consolidated financial statements.

BMO Financial Group 203rd Annual Report 2020	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

European Exposures

BMO’s geographic exposures are subject to a country risk management framework that incorporates economic and political assessments and management of exposures within limits based on product, entity and country of ultimate risk. The bank’s exposure to European countries as at October 31, 2020, including Greece, Ireland, Italy, Portugal and Spain (GIIPS), is set out in the tables that follow.

The table below outlines total net portfolio exposures for funded lending, securities (including credit default swap (CDS) activity), repo-style transactions and derivatives. Funded lending is detailed by counterparty type, as well as by total commitments compared with the funded amount, in the table on page 91.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions) As at October 31, 2020	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (7)	474	–	–	–	–	–	225	–	225	699
Italy	15	–	–	–	–	–	–	–	–	15
Portugal	–	–	–	–	–	–	–	–	–	–
Spain	122	53	1	–	54	8	–	3	11	187
Total – GIIPS	611	53	1	–	54	8	225	3	236	901
Eurozone (excluding GIIPS)
France	240	21	–	500	521	20	20	5	45	806
Germany	391	433	75	326	834	75	5	–	80	1,305
Netherlands	374	490	–	–	490	13	217	–	230	1,094
Other (8)	324	–	2	212	214	3	64	5	72	610
Total – Eurozone (excluding GIIPS)	1,329	944	77	1,038	2,059	111	306	10	427	3,815
Rest of Europe
Norway	638	142	–	–	142	–	12	12	24	804
Sweden	16	280	–	323	603	5	–	–	5	624
Switzerland	505	–	–	–	–	189	37	–	226	731
United Kingdom	1,959	85	710	6,747	7,542	566	543	46	1,155	10,656
Other (8)	67	115	–	142	257	19	1	–	20	344
Total – Rest of Europe	3,185	622	710	7,212	8,544	779	593	58	1,430	13,159
Total – All of Europe (9)	5,125	1,619	788	8,250	10,657	898	1,124	71	2,093	17,875

As at October 31, 2019	Funded lending (2)	Securities (3)				Repo–style transactions and derivatives (5)(6)				Total net exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	499	–	–	–	–	7	240	–	247	746
Total – Eurozone (excluding GIIPS)	1,346	1,528	52	1,032	2,612	45	175	4	224	4,182
Total – Rest of Europe	2,513	671	401	7,877	8,949	147	260	35	442	11,904
Total – All of Europe (9)	4,358	2,199	453	8,909	11,561	199	675	39	913	16,832

(1)	BMO has the following indirect exposures to Europe as at October 31, 2020:
–	Collateral of €936 million to support trading activity in securities (€40 million from GIIPS) and €82 million of cash collateral held.
–	Guarantees of $13.8 billion ($221 million to GIIPS).
(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $147 million, with no net single-name* CDS exposure to GIIPS countries as at October 31, 2020 (*includes a net position of $108 million (bought protection) on a CDS Index, of which 13% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($37.6 billion for Europe as at October 31, 2020).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves the bank is required to maintain with the Irish Central Bank of $129 million as at October 31, 2020.
(8)	Other Eurozone exposure includes 5 countries with less than $300 million net exposure. Other European exposure is distributed across 3 countries as at October 31, 2020.
(9)	Of BMO’s total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AAA from at least one of Moody’s or S&P.

90	BMO Financial Group 203rd Annual Report 2020

European Lending Exposure by Country and Counterparty (9)

(Canadian $ in millions) Country	Lending (2)
	Funded lending as at October 31, 2020			As at October 31, 2020		As at October 31, 2019
	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	–	–	–	–	–	–	–
Ireland (7)	2	472	–	531	474	343	323
Italy	15	–	–	15	15	14	14
Portugal	–	–	–	–	–	–	–
Spain	122	–	–	206	122	237	162
Total – GIIPS	139	472	–	752	611	594	499
Eurozone (excluding GIIPS)
France	186	54	–	386	240	376	244
Germany	176	215	–	607	391	707	515
Netherlands	88	286	–	397	374	377	354
Other (8)	106	218	–	403	324	396	233
Total – Eurozone (excluding GIIPS)	556	773	–	1,793	1,329	1,856	1,346
Rest of Europe
Norway	34	604	–	1,158	638	1,100	581
Sweden	8	8	–	117	16	69	–
Switzerland	12	493	–	602	505	–	–
United Kingdom	5	1,954	–	4,809	1,959	2,671	1,677
Other (8)	–	67	–	100	67	475	255
Total – Rest of Europe	59	3,126	–	6,786	3,185	4,315	2,513
Total – All of Europe (9)	754	4,371	–	9,331	5,125	6,765	4,358

Refer to footnotes in the table on page 90.

Derivative Transactions

The following table presents the notional amounts of BMO’s over-the-counter (OTC) derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house or central counterparty (CCP) and those which are non-centrally cleared.

CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, to centrally clear, BMO acquires a membership in the CCP and, in addition to providing collateral to protect the CCP against risk related to BMO, the bank is exposed to risk as a member for BMO’s contribution to a default fund, and may be called on to make additional contributions, or to provide other support in the event another member defaults.

The notional amounts of BMO’s derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in the Consolidated Balance Sheet.

Over-the-Counter Derivative Contracts (Notional amounts)

(Canadian $ in millions)	Non–centrally cleared		Centrally cleared		Total
As at October 31	2020	2019	2020	2019	2020	2019
Interest Rate Contracts
Swaps	442,727	467,428	3,892,564	3,928,844	4,335,291	4,396,272
Forward rate agreements	2,890	7,106	514,442	484,331	517,332	491,437
Purchased options	57,833	42,084	–	–	57,833	42,084
Written options	64,728	49,487	–	–	64,728	49,487
Total interest rate contracts	568,178	566,105	4,407,006	4,413,175	4,975,184	4,979,280
Foreign Exchange Contracts
Cross-currency swaps	96,813	97,507	–	–	96,813	97,507
Cross-currency interest rate swaps	540,688	507,221	–	–	540,688	507,221
Forward foreign exchange contracts	449,701	415,367	44,939	38,344	494,640	453,711
Purchased options	38,985	37,306	82	92	39,067	37,398
Written options	41,286	42,035	41	39	41,327	42,074
Total foreign exchange contracts	1,167,473	1,099,436	45,062	38,475	1,212,535	1,137,911
Commodity Contracts
Swaps	30,613	24,722	–	–	30,613	24,722
Purchased options	5,728	6,608	–	–	5,728	6,608
Written options	3,704	4,371	–	–	3,704	4,371
Total commodity contracts	40,045	35,701	–	–	40,045	35,701
Equity Contracts	60,502	51,226	2	–	60,504	51,226
Credit Default Swaps
Purchased	1,386	973	6,021	4,388	7,407	5,361
Written	510	129	1,285	1,939	1,795	2,068
Total credit default swaps	1,896	1,102	7,306	6,327	9,202	7,429
Total	1,838,094	1,753,570	4,459,376	4,457,977	6,297,470	6,211,547

BMO Financial Group 203rd Annual Report 2020	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in BMO’s trading book.

Market risk arises from BMO’s trading and underwriting activities, as well as its structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk management framework that ensures effective identification, measurement, reporting and control of market risk exposures.

Trading and Underwriting Market Risk Governance

BMO’s market risk-taking activities are subject to a comprehensive governance framework. The RRC provides oversight of the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with BMO’s risk appetite. The RMC regularly reviews and discusses significant market risk exposures and positions, and provides ongoing senior management oversight of BMO’s risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and other factors that could expose BMO to unusual, unexpected or unquantified risks associated with market exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within BMO’s risk governance framework and, as part of their first-line-of-defence responsibilities, they must adhere to all relevant corporate policies, standards and procedures and maintain and manage market risk exposures within specified limits and risk tolerances. In support of BMO’s risk governance framework, the market risk management framework is comprised of the processes, infrastructure and supporting documentation which, together, ensure that the bank’s market risk exposures are appropriately identified, accurately measured, and independently monitored and controlled on an ongoing basis.

Trading and Underwriting Market Risk

BMO’s trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting customer requirements, including market making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Identification and Measurement of Trading and Underwriting Market Risk

As the first step in the management of market risk, thorough assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on- and off-balance sheet positions, trading and non-trading positions, and market risk exposures arising from the domestic and foreign operations of the operating groups.

Reflecting the multi-dimensional nature of market risk, various metrics and techniques are then employed to measure identified market risk exposures. These metrics primarily include Value at Risk, Stressed Value at Risk, and regulatory and economic capital attribution, as well as stress testing. Other techniques include the analysis of the sensitivity of the trading and underwriting portfolios to various market risk factors and the review of position concentrations, notional values and trading losses.

Value at Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

A consistent set of VaR and SVaR models is used for both management and regulatory purposes across all BMO Financial Group legal entities in which trading or underwriting activities are conducted.

BMO uses a variety of methods to verify the integrity of its risk models, including the application of back-testing against hypothetical losses and approval by an independent model validation team. This testing is aligned with defined regulatory expectations, and its results confirm the reliability of the models. The volatility data and correlations that underpin the models are updated frequently, so that risk metrics reflect current conditions. Selection of the period of significant financial stress for SVaR incorporates historical periods, inclusive of the 2020 COVID-19 pandemic.

Probabilistic stress testing and scenario analysis are used daily to determine the potential impact of plausible but severe market changes on the bank’s portfolios. In addition, historical event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Targeted analyses of risks and portfolios, along with other ad hoc analyses, are also conducted to determine sensitivity to hypothetical, low-frequency, high-severity scenarios. Scenarios are amended, added or removed to evolve the bank’s stress testing, such as the volatility in 2020 from COVID-19, and the results are reported to the lines of business, the RMC and the RRC on a regular basis.

VaR, SVaR, IRC and stress testing should not be viewed as definitive predictors of the maximum amount of losses that could occur in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

92	BMO Financial Group 203rd Annual Report 2020

Back-testing assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. The bank’s VaR model is back-tested daily, and the one-day 99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented, and the back-testing results are reviewed by senior management and reported to regulators.

Although it is a valuable indicator of risk, as with any model-driven metric, VaR has limitations, among which is the assumption that all positions can be liquidated within the assumed one-day holding period, which may not be the case under illiquid market conditions. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Further limitations of the VaR metric include the assumption that historical data can be used as a proxy to forecast future market events, and the fact that VaR calculations are based upon portfolio positions at the close of business and do not reflect the impact of intra-day trading activity.

Monitoring and Control of Trading and Underwriting Market Risk

A comprehensive set of limits is applied to these metrics, and these limits are subject to regular monitoring and reporting, with any breach of the limits escalated to the appropriate level of management. Risk profiles of trading and underwriting activities are maintained within the bank’s risk appetite and supporting limits, and are monitored and reported to traders, management, senior executives and Board committees. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with BMO’s Model Risk Management Framework to mitigate model risk.

Trading Market Risk Measures

Trading VaR and SVaR

Average Total Trading VaR increased year-over-year, driven by sharply higher market volatility due to the COVID-19 pandemic. The impact was most pronounced on equity VaR, but there was also a significant impact on interest rate VaR and debt-specific risk. After a significant increase in the second quarter of 2020, VaR declined due to portfolio positioning and lower implied volatilities. Average Total SVaR also increased year-over-year, due to an amendment to the Total Trading VaR and SVaR calculation to no longer recognize the diversification benefits from debt-specific risk. BMO changed the period of financial stress used to compute SVaR from the 2008 financial crisis to the 2020 COVID-19 pandemic in the third quarter of 2020.

Total Trading Value at Risk (VaR) Summary (1) (2) (3)

As at or for the year ended October 31 (pre-tax Canadian $ equivalent in millions)	2020				2019
	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	5.5	2.5	5.8	0.6	1.0	1.4	4.9	0.6
Equity VaR	16.4	16.0	37.2	4.2	3.0	4.6	12.6	2.5
Foreign exchange VaR	4.2	3.4	6.8	0.8	0.5	0.5	1.4	0.2
Interest rate VaR (4)	40.7	23.1	42.0	5.4	10.8	8.5	14.3	6.0
Debt-specific risk	3.9	3.8	7.6	1.6	2.4	2.0	4.2	1.2
Diversification	(25.5)	(20.3)	nm	nm	(9.1)	(8.0)	nm	nm
Total Trading VaR	45.2	28.5	53.4	8.1	8.6	9.0	17.2	5.8
Total Trading SVaR	45.2	50.8	87.1	29.2	19.2	31.7	69.6	16.5

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly.
(3)

In Q1-2020, a new measurement approach was introduced for VaR and SVaR, which separated the previously reported credit VaR into interest rate VaR for general credit spread risk and for debt-specific risk. Results in prior quarters have been provided for comparability. In addition, the Total Trading VaR and SVaR no longer recognize diversification benefits from debt-specific risk.

(4)	Interest rate VaR includes general credit spread risk.
nm	– not meaningful

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading Net Revenue

The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In 2020, net trading losses were incurred on 20 days. In March 2020, markets experienced unprecedented asset price declines, record volatility, extreme liquidity challenges and dislocations, and significant widening of corporate bond spreads. Given certain trading activities and positions, the bank experienced negative trading revenue during the most volatile days with the largest loss occurring on March 23, 2020.

94	BMO Financial Group 203rd Annual Report 2020

Structural (Non-Trading) Market Risk

Structural market risk is comprised of interest rate risk arising from BMO’s banking activities (such as loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Structural Market Risk Governance

BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to Board-approved limits on earnings at risk and economic value sensitivities to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.

The RRC has oversight of the management of structural market risk, annually approves the structural market risk plan and limits, and regularly reviews structural market risk positions. The RMC and Balance Sheet and Capital Management Committee regularly review structural market risk positions and provide senior management oversight.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to BMO’s banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing the risk to the economic value of BMO’s assets arising from changes in interest rates.

Structural interest rate risk is primarily comprised of interest rate mismatch risk and product embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target profile through interest rate swaps and securities.

Product embedded option risk arises when product features allow customers to alter cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options and associated customer behaviours are captured in risk modelling, and hedging programs may be used to manage this risk to low levels.

Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other treasury risk metrics.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

The models that measure structural interest rate risk incorporate projected changes in interest rates and predict how customers would likely react to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results of these structural market risk models, by their nature, have inherent uncertainty, as they reflect potential anticipated pricing and customer behaviours, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing processes and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing. All models are subject to BMO’s Model Risk Management Framework, which is described in more detail on page 109.

Structural interest rate earnings and economic value sensitivity to an immediate parallel increase or decrease in the yield curve are disclosed in the table below. As a result of the low interest rate environment, earnings and economic value sensitivity to declining interest rates commencing as at April 30, 2020, are measured using a 25 basis point decline, while prior periods reflected a 100 basis point decline.

There were no significant changes in the structural market risk management framework during the year.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic value exposure to rising interest rates increased relative to October 31, 2019, primarily due to an increase in fixed rate assets. The structural economic value benefit to falling interest rates decreased relative to October 31, 2019, primarily due to the reduced extent interest rates can now fall following the decline in rates during the year. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax net income over the next 12 months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed and floating rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The structural earnings exposure to falling interest rates decreased relative to October 31, 2019, due to the reduced extent interest rates can now fall, as noted above. The structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit margins as interest rates rise. This measure increased relative to October 31, 2019, due to the higher modelled benefit to widening deposit margins if short-term interest rates increase from current low levels.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural Interest Rate Sensitivity (1)

	As at October 31, 2020		As at October 31, 2019
(Pre-tax Canadian $ equivalent in millions)	Economic value sensitivity	Earnings sensitivity over the next 12 months	Economic value sensitivity	Earnings sensitivity over the next 12 months
100 basis point increase	(1,275.1)	152.8	(883.4)	46.6
25 or 100 basis point decrease (2)	175.0	(62.2)	215.6	(80.3)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Due to the low interest rate environment, starting April 30, 2020, economic value sensitivity and earnings sensitivity to declining interest rates are measured using a 25 basis point decline.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at October 31, 2020 would result in an increase in earnings before tax of $39 million ($27 million as at October 31, 2019). A 25 basis point decrease in interest rates as at October 31, 2020 would result in a decrease in earnings before tax of $9 million ($25 million as at October 31, 2019 under a 100 basis point decrease). A 10% increase in equity market values as at October 31, 2020 would result in an increase in earnings before tax of $51 million ($54 million as at October 31, 2019). A 10% decrease in equity market values as at October 31, 2020 would result in a decrease in earnings before tax of $53 million ($57 million as at October 31, 2019). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2020 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to the net investment in U.S. operations and from transaction risk associated with U.S.-dollar-denominated net income.

Translation risk represents the impact that changes in foreign exchange rates could have on BMO’s reported shareholders’ equity and capital ratios. BMO may enter into arrangements to offset the impact of foreign exchange rate movements on its capital ratios, and did so during the 2020 fiscal year. Refer to the Enterprise-Wide Capital Management section on page 63 for further discussion.

Transaction risk represents the impact that fluctuations in the Canadian/U.S. dollar exchange rate could have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated financial results. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations on financial results, although no hedges were executed in the current or prior year. If future results are consistent with results in 2020, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. segment net income before income taxes for the year by $15 million, in the absence of hedging transactions. Refer to the Foreign Exchange section on page 23 for a more complete discussion of the effects of changes in exchange rates on the bank’s results.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at October 31, 2020				As at October 31, 2019
		Subject to market risk				Subject to market risk			Primary risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk
Assets Subject to Market Risk
Cash and cash equivalents	57,408	–	57,408	–	48,803	–	48,803	–	Interest rate
Interest bearing deposits with banks	9,035	217	8,818	–	7,987	242	7,745	–	Interest rate
Securities	234,260	97,723	136,537	–	189,438	85,739	103,699	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	111,878	–	111,878	–	104,004	–	104,004	–	Interest rate
Loans (net of allowance for credit losses)	445,004	–	445,004	–	426,094	–	426,094	–	Interest rate, foreign exchange
Derivative instruments	36,815	32,457	4,358	–	22,144	19,508	2,636	–	Interest rate, foreign exchange
Customers’ liability under acceptances	13,493	–	13,493	–	23,593	–	23,593	–	Interest rate
Other assets (3)	41,368	7,744	16,223	17,401	30,132	1,719	13,698	14,715	Interest rate
Total Assets	949,261	138,141	793,719	17,401	852,195	107,208	730,272	14,715

Liabilities Subject to Market Risk
Deposits	659,034	18,073	640,961	–	568,143	15,829	552,314	–	Interest rate, foreign exchange
Derivative instruments	30,375	26,355	4,020	–	23,598	20,094	3,504	–	Interest rate, foreign exchange
Acceptances	13,493	–	13,493	–	23,593	–	23,593	–	Interest rate
Securities sold but not yet purchased	29,376	29,376	–	–	26,253	26,253	–	–
Securities lent or sold under repurchase agreements	88,658	–	88,658	–	86,656	–	86,656	–	Interest rate
Other liabilities (3)	63,316	–	63,082	234	65,881	–	65,766	115	Interest rate
Subordinated debt	8,416	–	8,416	–	6,995	–	6,995	–	Interest rate
Total Liabilities	892,668	73,804	818,630	234	801,119	62,176	738,828	115

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.
(3)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16). As at October 31, 2020, the bank recognized a total right-of-use asset in other assets of $2,217 million (net of depreciation), with a corresponding lease liability of $2,409 million in other liabilities. Refer to the Changes in Accounting Policies in 2020 section on page 118 for further details.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

96	BMO Financial Group 203rd Annual Report 2020

Insurance Risk

Insurance risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced. It generally entails the inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of BMO’s insurance products, comprised of life insurance, annuities, which includes the pension risk transfer business, accident and sickness, and creditor insurance, as well as in the reinsurance business.

Insurance risk consists of:

•

Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, policy lapses and surrenders, and other voluntary terminations will differ from the behaviour assumed in the pricing process; and

•	Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.

BMO’s risk governance practices provide effective independent oversight and control of risk within BMO Insurance. BMO Insurance’s risk management framework addresses the identification, assessment, management and reporting of risks. The framework includes: the Risk Appetite Statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this framework as the first line of defence, and has the primary responsibility for managing insurance risk. Second-line-of-defence oversight is provided by the CRO, BMO Insurance, who reports to the Head of Market Risk and CRO, BMO Capital Markets. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee, BMO Insurance, oversees and reports on risk management activities on a quarterly basis to the insurance companies’ boards of directors. In addition, the Audit and Conduct Review Committee of the Board acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.

A robust product approval process is a cornerstone of the BMO Insurance risk management framework, as it identifies, assesses and mitigates risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance transactions that transfer insurance risk from BMO Insurance to independent reinsurance companies are also used to mitigate exposure to insurance risk by diversifying risk and limiting claims. BMO Insurance has exited the Property & Casualty Reinsurance market, with the remaining treaty terminating by March 2021, which has significantly reduced exposure to catastrophic claims. However, a certain amount of exposure to catastrophic claims occurring prior to the treaties terminating remains as the portfolio runs off and until all outstanding claims that were made prior to the treaty termination dates are settled and paid.

In addition to a well-balanced portfolio of life insurance and annuities, which forms a natural hedge for insurance risk, to date, claims related to the COVID-19 pandemic have not had a material impact on BMO Insurance’s financial results. As part of the overall Risk Management Framework, COVID-19 claims are tracked separately and stress tests specific to the pandemic are being performed.

Caution

This Insurance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The Corporate Treasury group and the operating groups, as the first line of defence, are responsible for the ongoing identification, assessment, and management of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting liquidity and funding risks across the enterprise and develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related risk appetite and limits, monitors compliance with the relevant corporate policies, and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.

Enterprise Risk and Portfolio Management, as the second line of defence, provides oversight, independent risk assessment and effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.

The Risk Management Committee (RMC) and Balance Sheet and Capital Management Committee (BSCMC) provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of its strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Funding Risk Management

BMO’s Liquidity and Funding Risk Management Framework is defined and authorized under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.

BMO has a robust limit structure in place in order to manage liquidity and funding risk. Limits define the risk appetite for the key Stress Net Liquidity Position (Stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), and enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, requirements for counterparty liability diversification, business pledging activity, and the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding.

Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan designed to facilitate effective management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of growing liquidity or funding risk in the market, or other risks specific to BMO.

BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, which are informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.

BMO employs practices related to funds transfer pricing and liquidity transfer pricing in order to ensure that appropriate economic signals for the pricing of products for customers are provided to the lines of business, and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of holding supplemental liquid assets to meet contingent liquidity requirements.

BMO prudently managed liquidity and funding throughout the year. The bank entered the second quarter with a strong liquidity position and acted early and throughout the COVID-19 market disruption. The bank accessed the wholesale term markets in the second quarter to raise long-term funding and increased liquid assets, including central bank cash deposits and sovereign bonds, to meet potential future funding needs. BMO experienced strong customer deposit flows throughout the year while loans first increased in the second quarter, before declining in the second half of the year as customers decreased borrowing activity. In addition, given market disruption and volatility, central banks around the world announced a number of programs that were targeted to support the financial and funding markets and the provision of funding to customers affected by the pandemic. BMO used these programs in the second quarter in a manner consistent with other banks, given market disruptions. The bank’s borrowings under the central bank programs were largely repaid by the end of the second quarter, with the exception of certain borrowings under the Bank of Canada term repo facility that mature through to the second quarter of 2021. Through the second half of the year, the bank maintained more liquidity than it would normally target to hold. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR), exceeded internal and regulatory requirements throughout the year.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity risk under stress. BMO uses Stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed or to fund drawdowns on available credit and liquidity lines, obligations to pledge collateral due to ratings downgrades or market volatility, and the continuing need to fund new assets or strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative level of liquidity risk related to each activity. These factors vary by depositor classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits), as well as by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and management’s assessment of the liquidity value of those assets under conditions of market stress. These funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.

Stress testing results are evaluated against BMO’s stated risk tolerance and are considered in management decisions on setting limits and internal liquidity transfer pricing, and they also help to inform and shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is integrated with enterprise-wide stress testing.

In addition to Stress NLP, BMO regularly monitors positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as the LCR, Net Cumulative Cash Flow and Net Stable Funding Ratio (NSFR).

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

98	BMO Financial Group 203rd Annual Report 2020

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The liquidity value recognized for different asset classes under the bank’s management framework reflects management’s assessment of the liquidity value of those assets under a severe stress scenario. Liquid assets held in the trading businesses include cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities, and short-term reverse repurchase agreements. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks, securities, and short-term reverse repurchase agreements of highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian-dollar- and U.S.-dollar-denominated assets, with the majority of the remaining supplemental liquidity pool held at BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is integrated with BMO’s measurement of liquidity risk. To meet local regulatory requirements, certain legal entities maintain their own minimum liquidity positions.

There may be legal and regulatory restrictions on the bank’s ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $306.1 billion at October 31, 2020, compared with $249.7 billion at October 31, 2019. The increase in unencumbered liquid assets was mainly due to higher cash and securities balances as a result of net customer deposit growth and actions taken by BMO to maintain a strong liquidity position in the current market environment. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO’s U.S. bank entity BMO Harris Bank, and in its broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not rely on central bank facilities as a source of available liquidity when assessing the soundness of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets Corporate Policy sets out the framework and pledging limits for financial and non-financial assets.

BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 24 on page 204 of the consolidated financial statements for further information on pledged assets.

Liquid Assets

	As at October 31, 2020					As at October 31, 2019
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	57,408	–	57,408	111	57,297	46,908
Deposits with other banks	9,035	–	9,035	–	9,035	7,987
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	112,174	98,104	210,278	104,983	105,295	90,363
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	49,274	8,196	57,470	20,626	36,844	21,406
Corporate and other debt	23,007	18,175	41,182	7,197	33,985	32,112
Corporate equity	49,805	44,722	94,527	47,062	47,465	28,436
Total securities and securities borrowed or purchased under resale agreements	234,260	169,197	403,457	179,868	223,589	172,317
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	22,320	–	22,320	6,121	16,199	22,438
Total liquid assets	323,023	169,197	492,220	186,100	306,120	249,650
Other eligible assets at central banks (not included above) (4)	139,102	–	139,102	806	138,296	68,246
Total liquid assets and other sources	462,125	169,197	631,322	186,906	444,416	317,896

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(4)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Encumbrance

	Total gross assets (1)	Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2020		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	66,443	–	111	–	66,332
Securities (5)	425,777	149,955	36,034	12,766	227,022
Loans and acceptances	422,684	58,168	806	225,414	138,296
Other assets
Derivative instruments	36,815	–	–	36,815	–
Customers’ liability under acceptances	13,493	–	–	13,493	–
Premises and equipment	4,183	–	–	4,183	–
Goodwill	6,535	–	–	6,535	–
Intangible assets	2,442	–	–	2,442	–
Current tax assets	1,260	–	–	1,260	–
Deferred tax asset	1,473	–	–	1,473	–
Other assets	25,475	6,344	–	19,131	–
Total other assets	91,676	6,344	–	85,332	–
Total assets	1,006,580	214,467	36,951	323,512	431,650

	Total gross assets (1)	Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2019		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	56,790	–	1,895	–	54,895
Securities (5)	378,443	153,269	30,419	12,107	182,648
Loans and acceptances	399,968	73,073	765	257,884	68,246
Other assets
Derivative instruments	22,144	–	–	22,144	–
Customers’ liability under acceptances	23,593	–	–	23,593	–
Premises and equipment	2,055	–	–	2,055	–
Goodwill	6,340	–	–	6,340	–
Intangible assets	2,424	–	–	2,424	–
Current tax assets	1,165	–	–	1,165	–
Deferred tax asset	1,568	–	–	1,568	–
Other assets	16,580	3,722	–	12,858	–
Total other assets	75,869	3,722	–	72,147	–
Total assets	911,070	230,064	33,079	342,138	305,789

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.8 billion as at October 31, 2020, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at BMO’s merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO’s LCR is summarized in the following table. The average daily LCR for the quarter ended October 31, 2020 was 131%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 138% last year. HQLA and net cash outflows both increased; however, the ratio between them changed year-over-year. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 99.

100	BMO Financial Group 203rd Annual Report 2020

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted)	For the quarter ended October 31, 2020
	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	197.5

Cash Outflows

Retail deposits and deposits from small business customers, of which:	220.3	15.7

Stable deposits	107.3	3.2

Less stable deposits	113.0	12.5

Unsecured wholesale funding, of which:	228.0	112.4

Operational deposits (all counterparties) and deposits in networks of cooperative banks	107.3	26.9

Non-operational deposits (all counterparties)	93.7	58.5

Unsecured debt	27.0	27.0

Secured wholesale funding	*	26.1

Additional requirements, of which:	170.1	32.7

Outflows related to derivatives exposures and other collateral requirements	14.1	4.4

Outflows related to loss of funding on debt products	1.9	1.9

Credit and liquidity facilities	154.1	26.4

Other contractual funding obligations	0.9	–

Other contingent funding obligations	419.8	8.1

Total cash outflows	*	195.0
Cash Inflows
Secured lending (e.g., reverse repos)	144.8	32.7
Inflows from fully performing exposures	9.3	4.8
Other cash inflows	6.8	6.8
Total cash inflows	160.9	44.3

		Total adjusted value (4)
Total HQLA		197.5
Total net cash outflows		150.7
Liquidity Coverage Ratio (%) (2)		131

For the quarter ended October 31, 2019		Total adjusted value (4)
Total HQLA		163.2
Total net cash outflows		118.1
Liquidity Coverage Ratio (%)		138

* Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the fourth quarter of 2020.
(3)	Weighted values are calculated after the application of the weightings prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with its strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $468.0 billion as at October 31, 2020, increasing from $378.8 billion in 2019. Both commercial and retail deposits grew significantly, as customers conserved liquidity to meet potential funding needs in the current economic environment. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $22.8 billion as at October 31, 2020, up from $22.1 billion as at October 31, 2019.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	101

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total unsecured and secured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $191.1 billion as at October 31, 2020, with $54.4 billion sourced as secured funding and $136.7 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $207.6 billion as at October 31, 2019, primarily due to net wholesale funding maturities. The mix and maturities of BMO’s wholesale term funding are outlined later in this section. Additional information on deposit maturities can be found on page 104. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $306.1 billion as at October 31, 2020 and $249.7 billion as at October 31, 2019, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section on page 99.

Wholesale Funding Maturities (1)

	As at October 31, 2020								As at October 31, 2019
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	6,096	336	298	30	6,760	–	–	6,760	4,312
Certificates of deposit and commercial paper	13,238	15,224	18,703	12,133	59,298	–	–	59,298	64,490
Bearer deposit notes	1,873	593	36	–	2,502	–	–	2,502	117
Asset-backed commercial paper (ABCP)	799	1,075	1,293	–	3,167	–	–	3,167	3,276
Senior unsecured medium-term notes	–	693	6,290	9,164	16,147	12,631	27,702	56,480	63,789
Senior unsecured structured notes (2)	54	–	–	–	54	22	3,145	3,221	3,807
Covered bonds and securitizations
Mortgage and HELOC securitizations	–	717	250	2,487	3,454	2,524	14,416	20,394	19,602
Covered bonds	–	–	2,327	1,998	4,325	4,661	15,646	24,632	25,497
Other asset-backed securitizations (3)	–	96	–	15	111	2,355	3,789	6,255	7,628
Subordinated debt	–	–	–	–	–	–	8,416	8,416	7,189
Other (4)	–	–	–	–	–	–	–	–	7,866
Total	22,060	18,734	29,197	25,827	95,818	22,193	73,114	191,125	207,573
Of which:
Secured	799	1,888	3,870	4,500	11,057	9,540	33,851	54,448	63,869
Unsecured	21,261	16,846	25,327	21,327	84,761	12,653	39,263	136,677	143,704
Total (5)	22,060	18,734	29,197	25,827	95,818	22,193	73,114	191,125	207,573

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes deposits and covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 104, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)	Refers to FHLB advances.
(5)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $52.6 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $138.5 billion as at October 31, 2020.

Diversification of BMO’s wholesale term funding sources is an important part of the bank’s overall liquidity management strategy. BMO’s wholesale term funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in its forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the BSCMC and RMC and approved by the RRC, and is regularly updated to reflect actual results and incorporate updated forecast information.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on, or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. The bank continues to be well-positioned to meet TLAC requirements when they come into effect. For more information on Canada’s Bail-In Regime and TLAC requirements, refer to Regulatory Capital Developments under Enterprise-Wide Capital Management on page 63.

102	BMO Financial Group 203rd Annual Report 2020

Regulatory Developments

During the current fiscal year, the Bank of Canada finalized its Standing Term Liquidity Facility (STLF). The STLF is intended to provide confidence that an eligible Canadian financial institution facing temporary liquidity stress will have access to central bank liquidity on terms that are known in advance. An institution is eligible to draw on the facility if the Bank of Canada has no concerns about its financial soundness. STLF advances are at the discretion of the Bank of Canada. BMO, along with a number of other Canadian financial institutions, took a modest advance under the program in April 2020 to demonstrate its capabilities. BMO’s borrowing was repaid before the end of the second quarter of 2020.

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalized the domestic implementation of the NSFR in the second quarter of 2019. Canadian D-SIBs, including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ending January 31, 2021. BMO’s NSFR exceeds the regulatory minimum as at October 31, 2020. In addition, in April 2019, OSFI finalized revisions to the LCR and other liquidity metrics under the Liquidity Adequacy Requirements Guideline, which came into effect on January 1, 2020. There was no material impact on the bank’s liquidity and funding management approach as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows the bank to access the wholesale markets at competitive pricing levels. Should the bank’s credit ratings experience a downgrade, cost of funding would likely increase and access to funding and capital through the wholesale markets could be reduced. A material downgrade of its ratings could also have other consequences, including those set out in Note 8 starting on page 168 of the consolidated financial statements.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

On January 17, 2020, Fitch upgraded BMO’s legacy senior debt and long-term deposit ratings to “AA” from “AA-”, recognizing BMO’s build-up of TLAC to a level that is close to the bank’s minimum TLAC requirement.

On April 3, 2020, Fitch revised the rating outlook on BMO and other Canadian banks to Negative from Stable due to the disruption of economic activity and financial markets caused by the COVID-19 pandemic. To reflect changes to its rating criteria, Fitch downgraded BMO’s subordinated debt rating to “A” from “A+”.

As at October 31, 2020
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

BMO is required to deliver collateral to certain counterparties in the event of a downgrade of its current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2020, the bank would be required to provide additional collateral to counterparties totalling $152 million, $423 million and $654 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group 203rd Annual Report 2020	103

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. BMO forecasts asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

										2020
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	56,434	–	–	–	–	–	–	–	974	57,408
Interest bearing deposits with banks	3,901	1,673	1,266	1,204	991	–	–	–	–	9,035
Securities	4,838	5,804	7,817	6,263	4,678	15,730	54,846	85,949	48,335	234,260
Securities borrowed or purchased under resale agreements	79,354	17,030	12,111	2,172	708	503	–	–	–	111,878
Loans
Residential mortgages	2,077	2,110	4,627	5,795	4,928	19,551	80,480	7,456	–	127,024
Consumer instalment and other personal	677	690	1,229	1,223	1,217	5,229	25,243	12,135	22,505	70,148
Credit cards	–	–	–	–	–	–	–	–	7,889	7,889
Business and government	22,883	5,170	7,409	7,166	6,795	27,816	77,917	35,824	52,266	243,246
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,303)	(3,303)
Total loans, net of allowance	25,637	7,970	13,265	14,184	12,940	52,596	183,640	55,415	79,357	445,004
Other Assets
Derivative instruments	3,400	5,472	2,111	1,140	915	4,369	9,393	10,015	–	36,815
Customers’ liability under acceptances	9,609	3,633	251	–	–	–	–	–	–	13,493
Other	1,873	580	188	20	13	16	4	4,530	34,144	41,368
Total other assets	14,882	9,685	2,550	1,160	928	4,385	9,397	14,545	34,144	91,676
Total Assets	185,046	42,162	37,009	24,983	20,245	73,214	247,883	155,909	162,810	949,261

										2020
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	13,499	3,982	13,106	455	463	7	–	28	7,285	38,825
Business and government	24,056	21,813	33,713	13,862	17,567	20,070	45,287	11,129	213,182	400,679
Individuals	4,295	11,509	13,019	11,086	10,192	7,778	12,709	2,007	146,935	219,530
Total deposits	41,850	37,304	59,838	25,403	28,222	27,855	57,996	13,164	367,402	659,034
Other liabilities
Derivative instruments	1,374	4,499	1,684	1,171	1,088	3,911	8,588	8,060	–	30,375
Acceptances	9,609	3,633	251	–	–	–	–	–	–	13,493
Securities sold but not yet purchased (3)	29,376	–	–	–	–	–	–	–	–	29,376
Securities lent or sold under repurchase agreements (3)	69,142	10,747	7,439	878	–	452	–	–	–	88,658
Securitization and structured entities’ liabilities	30	1,656	334	2,810	1,169	4,946	12,577	3,367	–	26,889
Other	10,301	804	102	109	181	798	1,326	3,706	19,100	36,427
Total other liabilities	119,832	21,339	9,810	4,968	2,438	10,107	22,491	15,133	19,100	225,218
Subordinated debt	–	–	–	–	–	–	–	8,416	–	8,416
Total Equity	–	–	–	–	–	–	–	–	56,593	56,593
Total Liabilities and Equity	161,682	58,643	69,648	30,371	30,660	37,962	80,487	36,713	443,095	949,261

(1)  Deposits payable on demand and payable after notice have been included under no maturity.
(2)  Deposits totalling $27,353 million as at October 31, 2020 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.
(3)  Presented based on their earliest maturity date.

										2020
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,789	5,617	11,163	12,287	14,289	31,607	95,881	6,595	–	179,228
Backstop liquidity facilities	–	–	–	–	–	5,601	–	–	–	5,601
Leases	–	–	3	3	3	38	158	786	–	991
Securities lending	4,349	–	–	–	–	–	–	–	–	4,349
Purchase obligations	14	27	38	38	56	162	179	62	–	576

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

104	BMO Financial Group 203rd Annual Report 2020

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	47,844	–	–	–	–	–	–	–	959	48,803
Interest bearing deposits with banks	4,088	1,893	1,081	714	211	–	–	–	–	7,987
Securities	2,680	3,420	2,797	3,508	4,670	15,001	46,687	66,005	44,670	189,438
Securities borrowed or purchased under resale agreements	74,972	22,091	5,254	859	518	–	310	–	–	104,004
Loans
Residential mortgages	1,691	2,059	5,285	6,818	7,138	22,309	68,143	10,297	-	123,740
Consumer instalment and other personal	645	519	991	1,272	1,502	4,823	22,391	11,947	23,646	67,736
Credit cards	–	–	–	–	–	–	–	–	8,859	8,859
Business and government	12,490	7,072	6,168	7,760	6,547	24,687	87,486	20,331	55,068	227,609
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,850)	(1,850)
Total loans, net of allowance	14,826	9,650	12,444	15,850	15,187	51,819	178,020	42,575	85,723	426,094
Other Assets
Derivative instruments	1,209	1,867	877	830	911	2,375	5,095	8,980	–	22,144
Customers’ liability under acceptances	20,694	2,562	173	159	5	–	–	–	–	23,593
Other	1,951	593	245	12	5	7	5	4,475	22,839	30,132
Total other assets	23,854	5,022	1,295	1,001	921	2,382	5,100	13,455	22,839	75,869
Total Assets	168,264	42,076	22,871	21,932	21,507	69,202	230,117	122,035	154,191	852,195

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	12,177	4,187	1,215	319	1,174	-	-	201	4,543	23,816
Business and government	21,088	28,511	21,209	22,334	18,023	22,983	49,292	11,759	147,958	343,157
Individuals	3,607	8,932	12,080	13,390	15,706	11,418	13,257	2,031	120,749	201,170
Total deposits	36,872	41,630	34,504	36,043	34,903	34,401	62,549	13,991	273,250	568,143
Other liabilities
Derivative instruments	1,329	2,574	1,240	970	1,032	2,985	6,798	6,670	–	23,598
Acceptances	20,694	2,562	173	159	5	–	–	–	–	23,593
Securities sold but not yet purchased (3)	26,253	–	–	–	–	–	–	–	–	26,253
Securities lent or sold under repurchase agreements (3)	74,501	7,697	760	1,107	–	2,285	306	–	–	86,656
Securitization and structured entities’ liabilities	1	1,655	1,340	1,033	1,038	5,350	13,779	2,963	–	27,159
Other	12,325	3,188	33	29	74	537	3,596	2,406	16,534	38,722
Total other liabilities	135,103	17,676	3,546	3,298	2,149	11,157	24,479	12,039	16,534	225,981
Subordinated debt	–	–	–	–	–	–	–	6,995	–	6,995
Total Equity	–	–	–	–	–	–	–	–	51,076	51,076
Total Liabilities and Equity	171,975	59,306	38,050	39,341	37,052	45,558	87,028	33,025	340,860	852,195

(1)  Deposits payable on demand and payable after notice have been included under no maturity.
(2)  Deposits totalling $30,051 million as at October 31, 2019 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.
(3)  Presented based on their earliest maturity date.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

										2019
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,868	3,777	5,698	8,832	12,511	21,574	102,113	5,643	–	162,016
Backstop liquidity facilities	–	–	–	–	–	–	5,550	–	–	5,550
Leases	32	66	98	97	96	361	931	2,119	–	3,800
Securities lending	4,102	–	–	–	–	–	–	–	–	4,102
Purchase obligations	53	98	138	133	137	111	187	69	–	926

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Caution

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of the 2020 audited annual consolidated financial statements (refer to page 73).

BMO Financial Group 203rd Annual Report 2020	105

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Risk

Operational risk is the potential for loss or harm resulting from inadequate or failed internal processes or systems, human errors or conduct or external events, but excludes business risk, credit risk, market risk, liquidity risk and other financial risk.

Operational risk is inherent in all of BMO’s business and banking activities and can lead to significant impacts on its business and financial results, including financial loss, restatements and damage to BMO’s reputation. Like other financial services organizations that operate in multiple jurisdictions, the bank is exposed to a variety of operational risks arising from the potential for failures of its internal processes, employees and technology systems, as well as from external threats. Potential losses may result from process and control failures, theft and fraud, unauthorized transactions by employees, regulatory non-compliance, business disruption, information security breaches, cyber security threats, exposure to risks related to third-party relationships, and damage to physical assets. Given the large volume of transactions the bank processes on a daily basis, and the complexity and speed of its business operations, there is a possibility that certain operational or human errors may be repeated or compounded before they are discovered and rectified.

Operational risk is not only inherent in the bank’s business and banking activities, it is also inherent in the processes and controls used to manage the risks. There is the possibility that errors will occur, as well as the possibility of a failure in the bank’s internal processes or systems, which could lead to financial loss and reputational harm. Shortcomings or failures of internal processes, employees or systems, or of services and products provided by third parties, including any of BMO’s financial, accounting or other data processing systems, could lead to financial loss or restatements and damage its reputation.

The nature of the business also exposes the bank to the risk of theft and fraud when it enters into credit transactions with customers or counterparties. In extending credit, BMO relies on the accuracy and completeness of any information provided by, and any other representations made by, customers and counterparties. While the bank conducts appropriate due diligence on such customer information and, where practicable and economically feasible, engages valuation experts and other experts or sources of information to assist in assessing the value of collateral and other customer risks, its financial results may be adversely impacted if the information provided by customers or counterparties is materially misleading and this is not discovered during the due diligence process.

BMO applies various risk management frameworks to manage and mitigate all of these risks, including internal controls, limits and governance processes. However, despite the contingency plans the bank has in place to maintain the ability to serve its clients and minimize disruptions and adverse impacts, and the contingency plans its third-party service providers have in place, the ability to conduct business may be adversely affected by a disruption to the infrastructure that supports both the operations and the communities in which the bank does business, including but not limited to disruption caused by public health emergencies or terrorist acts.

BMO regularly reviews its top and emerging risks, and assesses its preparedness to proactively manage the risks that the bank faces or could face in the future. For more information on these and other factors that may affect future results, please refer to the discussion on page 73.

Consistent with the management of risk across the enterprise, BMO employs a three-lines-of-defence approach in managing operational risk. Operational risk is managed by the operating groups, including Technology & Operations, and Corporate Services as the first line of defence. These groups are accountable for the risks arising from their businesses, activities and exposures. The first line is overseen by ERPM and Legal & Regulatory Compliance as the second line of defence, which is governed by a robust committee structure and supported by a comprehensive Operational Risk Management Framework (ORMF). The Corporate Audit Division, as the third line of defence, assesses BMO’s adherence to internal controls and limits, and identifies opportunities to strengthen its processes.

Operational Risk Governance

The Operational Risk Committee (ORC), a sub-committee of the RMC, is the primary governance committee exercising oversight of all operational risk management matters. As part of its governance responsibilities, the ORC provides effective challenge to the corporate policies, standards, directives, operating guidelines, methodologies and tools that comprise the governing principles of the ORMF. The documentation that gives effect to these governing principles is reviewed on a regular basis to ensure it incorporates sound practices and is consistent with BMO’s risk appetite. Regular analysis and reporting of its enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of the bank’s risk governance framework. Enterprise reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators and operating group profiles. BMO continues to invest in its reporting platforms and supports timely and comprehensive reporting capabilities in order to enhance risk transparency and facilitate the proactive management of operational risk exposures.

Operational Risk Management

The operating groups, as the first line of defence, are accountable for the day-to-day management of operational risk, including the CROs of businesses, who provide governance and oversight for their respective business units, and Corporate Services, which provides additional governance and oversight in certain targeted areas. Independent risk management oversight is provided by the Operational Risk Management (ORM) team, which is responsible for operational risk strategy, tools and policies, and for second-line oversight, effective challenge and governance. ORM establishes and maintains the ORMF, which defines the processes to be used by the first line of defence to identify, measure, manage, mitigate, monitor and report on key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ORMF defines the processes by which ORM, as the second line of defence, guides, supports, monitors, assesses and communicates with the first line in its management of operational risk. Operational Risk Officers (OROs) within ORM independently assess group operational risk profiles, identify material exposures and potential weaknesses in processes and controls, and recommend appropriate mitigation strategies and actions. Executing BMO’s ORMF strategy also involves continuing to strengthen its risk culture by promoting greater awareness and understanding of operational risk across all three lines of defence, learning from loss events and near-misses, and providing other training and communication, as well as day-to-day execution and oversight of the ORMF. The bank also continues to strengthen its second-line-of-defence support and oversight with an enhanced Operational Risk Operating Model that takes a differentiated approach based on the nature of the underlying risk and existing BMO structures.

106	BMO Financial Group 203rd Annual Report 2020

The following are the key programs, methodologies and processes set out in the ORMF that assist BMO in the ongoing review of its operational risk profile:

•

Risk Control Self-Assessment (RCSA) is an established process used by the bank’s operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCSA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive prevention, mitigation and management of risk. The RCSA process incorporates Process Risk and Control Assessments (PRCAs), when applicable. PRCAs take a deeper view by identifying key risks and controls of critical business processes in order to enable a greater understanding of issues and risk mitigation activities, which facilitates more effective oversight and appropriate risk management.

•

ORM Reviews take a risk-based approach, aligned with ORM strategic objectives, in selecting topics to focus on the root causes of control challenges, the applicability of remediation activities and the application of lessons learned across the organization. This approach drives action, as well as validates and effectively challenges selected events/issues, while being mindful of other risk assessments and oversight being conducted by ORM and other groups.

•	ORM provides an independent enterprise-level view of operational risk relative to the bank’s risk appetite, so that key risks can be appropriately identified, documented, managed and mitigated.
•

BMO’s Initiative Assessment and Approval Process (IAAP) is used to assess, document and approve qualifying initiatives when a new business, service or product is developed or existing services and products are enhanced. The process seeks to ensure that due diligence, approval, monitoring and reporting requirements are appropriately addressed at all levels of the organization.

•

Key Risk Indicators (KRIs) provide an early indication of any adverse changes in risk exposure. Operating groups and Corporate Services identify specific metrics related to their material operational risks. KRIs are used in monitoring operational risk profiles and their overall relation to the bank’s risk appetite, are subject to review and challenge by ORM, and are linked to thresholds that trigger management intervention.

•

Operational Risk Issues Management identifies and proactively manages and mitigates issues that may prevent the bank from meeting its objectives, and is an indicator of a mature risk culture. Issue severity assessments provide management with the information necessary to prioritize resources in a risk-based manner. Issues can be identified by management, as well as by other risk frameworks, Corporate Audit or external regulators.

•

Internal loss data serves as an important means of assessing the bank’s operational risk exposure and identifying opportunities for future risk prevention. In these assessments, internal loss data is analyzed and benchmarked against available external data. Material trends are regularly reported to the ORC, RMC and RRC so that preventative or corrective action can be taken where appropriate. BMO is a member of the Operational Risk Data Exchange Association, the American Bankers Association and other national and international associations of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

•

BMO’s Top and Emerging Operational Risks program identifies the internal and external operational risks for the bank, informed by both bottom-up and top-down inputs. The program provides a baseline for discussion that complements knowledge and discussion at the senior leader level, allowing actions to be determined by an alignment of strategic direction and prioritized top and emerging risks.

•

Scenario analysis assesses how severe negative events may impact key risks and critical business processes in order to inform risk management. Scenarios help management identify and understand the impact of large-scale events, including events that have a low frequency of occurrence but a high severity of impact, as well as environmental stresses on the business, and identify any mitigation actions or controls that will help manage tail risks.

•	BMO’s operational risk management training seeks to ensure that its employees are qualified and equipped to execute the ORMF consistently, effectively and efficiently.
•

Effective business continuity management prepares the bank to maintain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on the bank’s customers and other stakeholders.

•

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. The bank purchases insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate its risks, in order to provide adequate protection against unexpected material loss.

A primary objective of the ORMF, and BMO’s implementation and oversight of this framework and its provisions, is to ensure that its operational risk profile is consistent with its risk appetite and supported by adequate capital, while continuing to adapt to ongoing changes by focusing on enhanced operational resilience. Operational resilience is more than recovery from a disaster, it is the ability to identify and monitor risks in order to either prevent any related incidents or minimize their impact. It involves the capability of the bank to deal with unpredictable events and adapt to changes to external circumstances. Operational resilience is not a defensive strategy, but a positive, forward-looking strategic enabler, which allows the bank to take measured risks with confidence. Robust, resilient organizations are flexible and proactive. Operational resilience is intended to “harden” the bank, so it can withstand challenges in the market arising from both expected and unexpected events, and is the increasing focus of regulatory attention.

BMO Financial Group 203rd Annual Report 2020	107

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following are examples of operational risks which may adversely affect BMO’s business and financial results. As a result of COVID-19, and the rapid migration to working-from-home for both the bank’s employees and third parties, a number of risks have been amplified, such as cyber security, information security and privacy risks. For more information, refer to the Top and Emerging Risks That May Affect Future Results section on page 73.

Cyber Security Risk

Information security is integral to BMO’s business activities, brand and reputation. BMO faces common banking security risks, given the ever increasing reliance on the internet, coupled with the remote work environment and extensive dependence on advanced digital technologies to process data. These include the threat of potential data loss, hacking, exposure of customer or employee information, identity theft and fraud, as well as the possibility of denial of service resulting in system failure and service disruption. The bank continues to evolve its capabilities and increase its ongoing investments in the Financial Crimes Unit, demonstrating the commitment to bringing together cyber defences, fraud and physical security functions, as well as subject matter experts across business groups. In addition, it is enhancing processes to make them more resilient, while improving the ability to prevent, detect and recover from cyber security threats, keeping the bank’s customers and employees safe. BMO continues to benchmark and review best practices across peer companies and other industries, conduct third-party assessments of its controls, evaluate the effectiveness of its key controls, develop new controls, and invest in both technology and human resources. It also works with various third-party security and software suppliers to bolster internal resources and technology capabilities in order to strengthen BMO’s resilience in a rapidly evolving threat landscape.

Technology Disruption and Resiliency

Technology is the backbone of BMO’s operations, and the bank continues to innovate and invest in enhancing its technical capabilities in order to keep customers safe and to match and surpass their expectations, as digital banking becomes the new normal. In addition to existing technology risks, the COVID-19 pandemic has introduced unprecedented challenges and emerging risks as the bank’s clients, employees and suppliers increasingly rely on technology platforms and the Internet of Things (IoT) to manage and support their personal, business and investment banking activities. Given the extent to which the bank’s operations rely on technology, its objective is to maintain platforms that provide high levels of operational reliability and resilience, particularly with respect to business-critical systems. Technology innovations, such as advanced data, analytical tools and artificial intelligence are being developed and leveraged to provide insights that improve the way that BMO does business and serves its customers.

Third-Party Risk

BMO continues to strategically expand the use of third parties to gain rapid access to new technologies, increase efficiencies, and improve competitiveness and performance. This increases the reliance on the bank’s third parties and sub-contractors to effectively deliver products and services to its customers, and exposes it to the risk of business disruption and financial loss stemming from the breakdown of processes and controls at its third parties and their sub-contractors. To manage this risk, BMO has an enterprise-wide risk management program that is designed to identify, assess, manage and report risks stemming from the use of third parties through all stages of the third-party life cycle. This program is underpinned by a robust Third-Party Risk Management Framework that establishes minimum requirements for management of this risk, in line with BMO’s organizational strategy and risk appetite. The bank continues to enhance its third-party risk management capabilities to ensure robust risk management, operational resilience, and compliance with relevant regulatory requirements.

Anti-Money Laundering

Compliance with all Anti-Money Laundering, Anti-Terrorist Financing (AML/ATF) and Sanctions Measures is an integral part of safeguarding BMO, its customers and the communities in which the bank operates. BMO is committed to managing AML/ATF and sanctions risks prudently, and complying with all laws and regulations. Risks related to non-compliance with these requirements can include enforcement action, legal action and damage to the bank’s reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s AML/ATF and sanctions compliance program promotes effective governance and oversight across all BMO businesses, ensuring that appropriate policies, risk assessments and training are in place, including mandatory annual training for all employees. BMO’s AML compliance program applies analytics, technology and professional expertise in order to deter, detect and report suspicious activity. The CAMLO regularly reports to the Audit and Conduct Review Committee (ACRC) of the Board and to senior management on the effectiveness of the AML compliance program. Recent amendments to Canada’s AML/ATF regime that come into effect in June 2021 are intended to improve the regime’s effectiveness and further align it with international standards. These amendments increase the amount of data required to be collected and expand mandatory reporting, which requires modifications to customer, transaction and record management systems and processes. BMO is committed to making the changes necessary to comply with these new laws and regulations.

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Model Risk

Model risk is the potential for adverse consequences following from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making or damage to reputation.

Model risk arises from the use of quantitative analytical tools that apply statistical, mathematical, economic, algorithmic or other advanced techniques such as artificial intelligence (AI) and machine learning (ML) to process input data and generate quantitative estimates. BMO uses these analytical tools ranging from very simple models that produce straightforward estimates to highly sophisticated models that value complex transactions or generate a broad range of forward-looking estimates. These tools produce results that are used to inform business, risk and capital management decision-making, and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions.

These quantitative analytical tools provide important insights and are effective when used within a framework that identifies key assumptions and limitations, while controlling and mitigating model risk. In addition to applying judgment to evaluate the reliability of model results, BMO mitigates model risk by maintaining strong controls over the development, validation, implementation and use of models across all model categories. BMO also takes steps to ensure that qualitative model overlays and non-statistical approaches to evaluating risks are intuitive, experience-based, well-documented and subject to effective challenge by those with sufficient expertise and knowledge, in order to provide reasonable results.

Model Risk Management Framework

Risk is inherent in models because model results are estimates which rely on statistical, mathematical or other quantitative techniques that approximate reality to transform data into estimates or forecasts of future outcomes. Model risk also arises from the potential for misuse of models or model output. Model risk is governed at BMO by the enterprise-wide Model Risk Management Framework.

This framework sets out an end-to-end approach for model risk governance across the model life cycle and helps to ensure that model risk remains within the limits of the bank’s risk appetite. The framework includes BMO’s Model Risk Corporate Policy, Model Risk Guidelines and supporting operating procedures, which outline explicit principles for managing model risk, detail model risk management processes, and define the roles and responsibilities of all stakeholders across the model life cycle. Model owners, developers and users are the first line of defence, the Model Risk group is the second line of defence, and the Corporate Audit Division is the third line of defence.

The Model Risk group is responsible for the development and maintenance of a risk-based Model Risk Management Framework and for ensuring that the framework is compliant with regulatory expectations, as well as for oversight of the effectiveness of model processes, model inventory, and the overall aggregation, assessment and reporting of model risk. This framework has been updated with guidance to facilitate the management of risks related to advances in automated decision-making, such as algorithmic trading, as well as AI and ML. The Model Risk Management Committee (MRMC), a sub-committee of the RMC, is a cross-functional group representing all key stakeholders across the enterprise. The MRMC meets regularly to help direct the bank’s use of models, to oversee the development, implementation and maintenance of the Model Risk Management Framework, to provide effective challenge and to discuss governance of the enterprise’s models.

Outcomes Analysis and Back-Testing

Once models are validated, approved and in use, they are subject to ongoing monitoring, including outcomes analysis, at varying frequencies. As a key component of outcomes analysis, back-testing compares model results against actual observed outcomes. Variances between model forecasts and actual observed outcomes are measured against defined risk materiality thresholds. To ensure that variances remain within the defined tolerance range, actions such as model review and parameter recalibration are taken. Performance is assessed by testing and analyzing performance thresholds, including model overrides, to ensure it remains within an acceptable tolerance range. This analysis serves to confirm the validity of a model’s performance over time, which helps to ensure that appropriate controls are in place in order to address identified issues and enhances a model’s overall performance.

All models used within BMO are subject to validation and ongoing monitoring to ensure they are used in accordance with its framework. The framework applies to a wide variety of models, ranging from market, credit and operational risk models to stress testing, pricing and valuation, and anti-money laundering models.

Operational Risk Measurement

Beginning in fiscal 2020, OSFI permitted BMO, along with the other AMA-approved banks, to use the Basel II Standardized Approach for determining regulatory capital requirements for enterprise operational risk in the interim period prior to implementation of the new Standardized Measurement Approach, as part of the final Basel III reforms. It is expected that BMO will transition to using the new Basel III Standardized Measurement Approach for regulatory capital reporting beginning in 2023.

Caution

This Operational Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Legal and Regulatory Risk

Legal and regulatory risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risks of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain the bank’s reputation.

The success of BMO’s business relies in part on its ability to manage the exposure to legal and regulatory risk prudently. The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and penalties for a number of regulatory and conduct issues. As rulemaking and supervisory expectations continue to evolve, the bank monitors developments to enable BMO to respond to and implement any required changes.

Under the direction of BMO’s General Counsel, its Legal & Regulatory Compliance group maintains enterprise-wide frameworks that identify, measure, manage, monitor and report on legal and regulatory issues. The bank identifies applicable laws and regulations and potential risks, recommends mitigation strategies and actions, conducts internal investigations, and oversees legal proceedings and enforcement actions. BMO is subject to legal proceedings arising in the ordinary course of business, and the unfavourable resolution of any such legal proceedings could have a material adverse effect on its financial results and damage its reputation. BMO is required to disclose material legal proceedings to which it is a party. Its disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case assessment of specific facts and circumstances, the bank’s past experience and the opinions of legal experts. Another area of focus is the oversight of fiduciary risk related to any of BMO’s businesses which provide products or services that give rise to fiduciary duties, as well as policies and practices that address the responsibilities of a business to a customer (including service requirements and expectations, customer suitability determinations, disclosure obligations and communications).

Safeguarding the bank’s customers, employees, information and assets from exposure to criminal risk is an important priority. Criminal risk is the potential for loss or harm resulting from a failure to comply with criminal laws and includes acts by employees against BMO, acts by external parties against BMO and acts by external parties using BMO to engage in unlawful conduct, such as fraud, theft, money laundering, violence, cyber-crime, bribery and corruption.

As governments globally seek to curb corruption and counter its negative effects on political stability, sustainable economic development, international trade and investment and other areas, BMO’s Anti-Corruption Office, through its global program, has articulated a set of key principles and activities necessary for the effective oversight of compliance with anti-corruption legislation in jurisdictions in which BMO operates. These include guidance on both identifying and avoiding corrupt practices and rigorously investigating allegations of corrupt activity.

Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations concerning the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s Anti-Money Laundering Office is responsible for the governance, oversight and assessment of principles and procedures designed to help ensure compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For additional discussion regarding BMO’s operational risk management practices with respect to anti-money laundering, refer to the Anti-Money Laundering section on page 108.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Services manage day-to-day risks by complying with corporate policies and standards, while Legal & Regulatory Compliance units specifically aligned with each of the operating groups provide advice and independent legal and regulatory risk management oversight.

Heightened regulatory and supervisory scrutiny has a significant impact on the way BMO conducts business. Working with the operating groups and Corporate Services, Legal & Regulatory Compliance assesses and analyzes the implications of regulatory and supervisory changes. BMO devotes substantial resources to the implementation of systems and processes required to comply with new regulations, while also helping the bank meet the needs and demands of its customers. Failure to comply with applicable legal and regulatory requirements may result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute the bank’s business strategies, a decline in investor and customer confidence, and damage to its reputation.

BMO recognizes that its business is built on the reputation for good conduct. In recognition of this, it has adopted a wide range of practices beyond its Code of Conduct to support the ethical conduct of its employees. The bank strives to deliver positive outcomes for its customers and contributes to the orderly operation of financial markets, while also maintaining a diverse and inclusive environment for its employees. BMO’s Enterprise Culture and Conduct Framework sets out its approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to the bank’s approach to other non-financial risks, this framework is supported by its enterprise-wide Risk Management Framework and its focus on maintaining a strong risk culture. The bank reports on various metrics related to culture and conduct, and it engages with other control frameworks across the organization and in all of the jurisdictions in which it operates.

The bank continues to respond to other global regulatory developments, including capital and liquidity requirements. Other global regulatory developments include over-the-counter (OTC) derivatives reform, consumer protection measures and specific financial reforms, which are discussed in further detail below. For additional discussion of the regulatory developments relating to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section starting on page 63 and the Liquidity and Funding Risk section starting on page 97. For a discussion of the impact of certain other regulatory developments, refer to: Critical Accounting Estimates – Income Taxes and Deferred Tax Assets on page 116; Tax Legislation and Interpretations on page 77 and Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business on page 76 regarding certain potential changes in fiscal policy and tax legislation; and Benchmark Interest Rate Reform on page 75 regarding benchmark reform.

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Bank Resolution and Bail-In – In June 2016, legislation required to implement a Bank Recapitalization (Bail-In) Regime was passed by the Canadian government in order to enhance Canada’s bank resolution capabilities, in line with international efforts in this area. Final regulations implementing the Bail-In Regime took effect in September 2018. The related Total Loss-Absorbing Capacity (TLAC) requirements take effect in November 2021. For additional discussion of the Bail-In Regime and TLAC requirements, refer to the Enterprise-Wide Capital Management section starting on page 63 and the Liquidity and Funding Risk section starting on page 97.

Consumer and Investor Protection – Regulators globally continue to focus on consumer protection measures, including with respect to seniors and other vulnerable customers, interactions with consumers, and conduct standards for individuals in the financial services industry. In Canada, these measures include amending the Bank Act to implement the Financial Consumer Protection Framework and amending the Financial Consumer Agency of Canada Act to strengthen the mandate and powers of the Financial Consumer Agency of Canada. Additionally, investor protection reforms to Canadian securities regulatory requirements, including the Client Focused Reforms, are also proceeding. In the United States, Regulation Best Interest introduced a new standard of conduct for broker-dealers working with individual clients. Rules in the United Kingdom introducing greater individual accountability and enhanced conduct standards for employees in financial services under the Senior Managers and Certification Regime extended to all of BMO’s U.K. operations in December 2019.

U.S. Regulatory Reform – In May 2018, the U.S. Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCP), which made reforms to the Dodd-Frank Wall Street Reform and Consumer Protection Act, including raising the threshold for heightened prudential standards. In October 2019, the U.S. federal banking agencies finalized rules pursuant to EGRRCP that modify capital and liquidity requirements, single counterparty credit limits and enhanced prudential standards for bank holding companies and foreign banking organizations, including BMO. In two separate rulemakings, in November 2019 and June 2020, the U.S. federal banking agencies finalized rules amending the restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates.

Other Regulatory Initiatives Impacting Financial Services in Canada – The Department of Finance Canada is undertaking a consultation process regarding the merits of open banking, which would allow Canadian consumers and small businesses to direct federally regulated financial institutions to disclose their banking information through a secure mechanism to entities that meet information security and other requirements. In December 2018, the government of Canada passed legislation enacting the Pay Equity Act to redress systemic gender-based discrimination by requiring federal public and private-sector employers to establish and maintain a pay equity plan within set time frames (no effective date as yet). Implementing regulations are required for other earlier amendments to the Bank Act to allow banks to undertake broader financial technology activities.

Privacy – There is an increasing focus on data privacy regulation related to the use and safeguarding of personal information, and the bank continues to work towards meeting these evolving global principles. In Canada, significant reform to federal privacy laws is expected, although the timing is now uncertain due to the COVID-19 pandemic. In May 2019, the Canadian government released a Digital Charter with principles for data use, along with proposed privacy law reforms to modernize the legislation and provide stronger regulatory enforcement and oversight. The Office of the Privacy Commissioner of Canada continues to request the ability to fine companies that do not comply with privacy laws. Canada’s Competition Bureau has signalled its intent to regulate the digital economy and privacy policies and representations. Canadian companies now can expect to face privacy regulatory oversight from the Competition Bureau, not solely from the various privacy commissioners, who do not currently have the same ability to impose monetary penalties. Outside of Canada, large privacy breach fines and settlements have been issued, demonstrating increasing regulatory vigilance and enforcement. The California Consumer Privacy Act (CCPA) came into effect on January 1, 2020, and is currently the most comprehensive state privacy law in the United States. The CCPA includes new and expanded privacy rights for California residents, including access and deletion rights with respect to their personal information. The CCPA follows the General Data Protection Regulation in the EU in many aspects. Other states are expected to pass legislation similar to the CCPA, although the timing is also now uncertain. For additional discussion regarding privacy, refer to the Top and Emerging Risks That May Affect Future Results – Cyber Security, Information Security and Privacy Risk section on page 74 and the Operational Risk – Cyber Security Risk section on page 108.

Derivatives Reform – G20 jurisdictions continue to implement new regulations as part of the OTC derivatives regulatory reform program. BMO continues to monitor and prepare for the impact of OTC derivatives regulatory changes relating to margin, clearing, execution and business conduct rules, some of which have been deferred as a result of the COVID-19 pandemic.

COVID-19 Pandemic – The COVID-19 pandemic has caused unprecedented disruption to global economies. There have been wide-ranging responses to support individuals, businesses and the local and national economy through governmental and regulatory actions, emergency orders and regulatory relief. BMO is engaged with its regulators globally on the pandemic response, including through its participation in various relief programs. For additional discussion of the impact of COVID-19, including governmental and regulatory developments, refer to the Impact of COVID-19 section on page 24, the General Economic Conditions and COVID-19 Pandemic Related Risks section on page 73, and the Regulatory Capital Developments – COVID-19 Related Developments section on page 65.

The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board and senior management on the effectiveness of BMO’s Enterprise Compliance Program. The program uses a risk-based approach to identify, assess and manage compliance with applicable laws and regulations. The program directs operating groups and Corporate Services to maintain policies, procedures and controls that meet these laws and regulations. Under the direction of the Chief Compliance Officer, BMO identifies and reports on gaps and deficiencies, and tracks remedial action plans. The CAMLO also regularly reports to the ACRC.

All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy policies, standards and procedures. This is done in conjunction with the bank’s Code of Conduct training, which tests employees’ knowledge and understanding of the behaviour required of employees of BMO.

Caution

This Legal and Regulatory Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategic Risk

Strategic risk is the potential for loss or harm due to changes in the external business environment and failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as from the potential for loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, geopolitical, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be limited through an effective strategic management framework, and certain of these risks, including economic, geopolitical and regulatory risks, can be assessed through stress testing.

BMO’s Corporate Strategy team oversees the strategic planning process and works with the lines of business, along with ERPM, Finance and Corporate Services, to identify, monitor and mitigate strategic risk across the enterprise. This rigorous strategic management framework encourages a consistent approach to developing strategies and incorporates information related to financial commitments.

The Corporate Strategy team works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards, including considering the results of stress testing as an input into strategic decision-making. The potential impacts of changes in the business environment, such as broad industry trends and the actions of competitors, are considered to be part of this process and inform strategic decisions within each of the lines of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of both the current and the potential future business environment.

Business risk, as a component of strategic risk, encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. BMO’s profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution due to changing client expectations or relatively ineffective responses to industry changes. Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

The ability to execute on the strategic plans developed by management influences BMO’s financial performance. If these strategic plans do not meet with success or if there is a change in the strategic plans, earnings could grow at a slower pace or decline. Performance objectives established through the strategic management process are monitored regularly and reported on quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely in order to identify any significant emerging risk issues.

Environmental and Social Risk

Environmental and social risk is the potential for loss or harm resulting from environmental or social impacts or concerns, including climate change, related to BMO or its customers.

Environmental and social risk involves a broad spectrum of topics and issues, such as: pollution and waste; energy, water and other resource usage; climate change; biodiversity; human rights; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous peoples’ rights and consultation; and cultural heritage.

Governance

BMO’s Sustainability Council, chaired by BMO’s General Counsel, is comprised of senior leaders from the lines of business and Corporate Services across the organization, and provides oversight and leadership for its sustainability strategy. The Sustainability team is responsible for coordinating the development and maintenance of an enterprise-wide strategy that meets BMO’s overarching environmental and social responsibilities. The Sustainability team works in partnership with the lines of business and Corporate Services, including Risk, the Capital Markets Sustainable Finance team, and the BMO Global Asset Management Responsible Investment team, to manage environmental and social risk within the bank’s business, and works with external stakeholders to better understand the consequences and impacts of its operations and financing decisions.

To keep informed of emerging issues, BMO participates in global forums with its peers, maintains an open dialogue with its internal and external stakeholders, and monitors and evaluates policy and legislative changes in the jurisdictions in which it operates. BMO is a member of, and actively engaged in, sustainability-focused working groups of the United Nations Environment Programme – Finance Initiative (UNEP-FI), the Equator Principles Association and the Canadian Bankers’ Association.

BMO is a signatory to the United Nations Principles for Responsible Investment, a framework that encourages sustainable investing through the integration of environmental, social and governance considerations into investment decision-making and ownership practices.

Risk Management

As part of BMO’s Enterprise-wide Risk Management Framework and Credit Risk Management Framework, the bank evaluates the environmental and social risks associated with credit and counterparty transactions and exposures. It has developed and implemented financing guidelines to address environmental and social risks for specific lines of business. The bank applies enhanced due diligence to transactions with clients operating in environmentally sensitive industry sectors, and it avoids doing business with borrowers that have poor track records in environmental and social risk management. Transactions with significant associated environmental or social concerns may be escalated to BMO’s Reputation Risk Management

Committee for consideration. BMO has been a signatory to the Equator Principles since 2005 and applies its credit risk management framework to identify, assess and manage the environmental and social risk of transactions within its scope. BMO’s Sustainability team also partners with the Procurement and Corporate Real Estate groups to establish environmental management processes. These groups are responsible for establishing and maintaining an operational environmental management system that is aligned with the framework set out in ISO 14001, and for setting objectives and targets that are related to aligning the bank’s operations with its Environmental Policy.

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Codes of Conduct and Statement on Human Rights

BMO’s Board-approved Code of Conduct reflects the commitment to manage its business responsibly. The bank expects its suppliers to be aware of, understand and respect the principles of its Supplier Code of Conduct, which outlines its standards for integrity, fair dealing and sustainability. The bank publicly reports under the United Kingdom Modern Slavery Act 2015, and its Supplier Code of Conduct reflects this legislation. BMO’s Statement on Human Rights outlines the measures it has taken to uphold the bank’s human rights commitments.

Climate Change

BMO supports the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). BMO tracks and analyzes its own Scope 1 and Scope 2 greenhouse gas (GHG) emissions, as well as Scope 3 GHG emissions associated with its waste generation and business travel.

BMO has initiated work on climate change scenario analysis, in line with the TCFD recommendations. The bank continued to expand its climate scenario analysis work, evaluating both physical and transition risks for a selection of climate-sensitive lending portfolios. It plans to continue expanding such analysis to other sectors and risk types. Further information can be found in BMO’s Sustainability Report.

Beyond BMO’s ongoing GHG emissions quantification and TCFD alignment efforts, the bank is actively integrating emerging methodologies for assessing and quantifying risks and opportunities. In 2020, it began to implement leading methodologies to estimate the GHG emissions associated with its supply chain and lending activity. The bank is monitoring industry developments, including the development of frameworks and consistent methodologies for such analysis. It continues to assess the credibility, reliability, comparability and decision-making usefulness of such approaches, as well as how they could be incorporated into the climate risk management program and associated disclosures.

Reporting

BMO publicly reports on its environmental and social performance and targets in its annual Sustainability Report, and on the website. Its Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards (Core option) and the GRI Financial Services Sector Disclosure, and integrates disclosure frameworks of the TCFD and Sustainability Accounting Standards Board (SASB). The content of the Sustainability Report is shaped by the findings of a materiality assessment process, and its priority topics are aligned with specific Sustainable Development Goals (SDGs) and targets. This report includes the Public Accountability Statements for Bank of Montreal, Bank of Montreal Mortgage Corporation, BMO Life Assurance Company and BMO Life Insurance Company, outlining certain aspects of Bank of Montreal’s contributions, and the contributions of its affiliates with operations in Canada, to the Canadian economy and society. These disclosures meet the requirements of the federal government’s Public Accountability Statement regulations. Selected environmental and social indicators in the Sustainability Report are assured by the shareholders’ auditors.

Refer to the Climate Change and Other Environmental and Social Risks section on page 76 for further discussion of these risks.

Caution

This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Reputation Risk

Reputation risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

BMO’s reputation is built on its commitment to high standards of business conduct and ethics, and is one of its most valuable assets. By protecting and maintaining its reputation, the bank safeguards its brand, increases shareholder value, reduces its cost of capital, improves employee engagement, and preserves customer loyalty and trust.

The bank manages risks to its reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, product and service offerings, and events or incidents impacting BMO, as well as day-to-day decision-making and conduct. The bank considers its reputation in everything that it does.

BMO’s Code of Conduct is the foundation of its ethical culture and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choice in decisions that affect its customers and stakeholders. Continual reinforcement of the principles set out in the Code of Conduct minimizes risks to the bank’s reputation that may result from poor decisions or behaviour. Recognizing that non-financial risks can negatively affect BMO as significantly as financial risks, it actively promotes a culture which encourages employees to raise concerns and supports them in doing so, with zero tolerance for retaliation.

BMO’s corporate governance practices and enterprise-wide Risk Management Framework have controls in place to manage risks to its reputation. The bank seeks to identify activities or events that could impact its reputation with customers, regulators or other stakeholders. Where BMO identifies a potential risk to its reputation, it takes steps to assess and manage that risk. Instances of significant or heightened exposure to reputation risk are escalated to BMO’s Reputation Risk Management Committee for review. As misconduct can impact the bank’s reputation, the Chief Ethics and Conduct Officer, who is responsible for enterprise-wide reporting on corporate culture and employee conduct, escalates instances of misconduct involving significant reputation risk to BMO’s Reputation Risk Management Committee, as appropriate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Matters and Disclosure and Internal Control

Critical Accounting Estimates

The most significant assets and liabilities for which BMO must make estimates include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; and provisions, including legal provisions. BMO makes judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether it controls structured entities (SEs). These judgments are discussed in Notes 6 and 7 on pages 165 and 166, respectively, of the consolidated financial statements. Note 17 on page 186 of the consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the pandemic, will have on the Canadian and U.S. economies and the bank’s business remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates the bank makes for the purposes of preparing financial statements relate to matters that are inherently uncertain. However, BMO has detailed policies and control procedures that are intended to ensure the judgments made in estimating these amounts are well controlled, independently reviewed and consistently applied from period to period. BMO believes that the estimates of the value of its assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, refer to Note 1 on page 150 of the consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. BMO’s approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been actual impairment. ECL is calculated on a probability-weighted basis, based on the economic scenarios described below, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. In cases where borrowers have opted to participate in payment deferral programs the bank offered in response to the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk, consistent with OSFI guidance. BMO may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as it deems necessary. During fiscal 2020, the bank has applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic. The bank has controls and processes in place to govern the ECL process, including judgments and assumptions used in the determination of the allowance on performing loans. These judgments and assumptions will change over time, and the impact of the change will be recorded in future periods.

In establishing the allowance on performing loans, BMO attaches probability weightings to three economic scenarios, which are representative of its view of possible forecast economic conditions – a base case scenario, which in the bank’s view represents the most probable outcome, and is described below, as well as benign and adverse scenarios, all developed by the Economics group. The adverse scenario is also described below, with the focus on such a scenario, given current economic uncertainty. The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, the bank uses real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, BMO also considers industry-specific variables, where applicable. Many of the variables have a high degree of interdependency and, as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. Holding all else equal, as economic variables worsen, the allowance on performing loans would increase and conversely, as they improve, the allowance would decrease. In addition, assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would both drive an increase in the allowance on performing loans.

BMO’s total allowance on credit losses as at October 31, 2020 was $3,814 million ($2,094 million as at October 31, 2019), comprised of an allowance on performing loans of $3,075 million and an allowance on impaired loans of $739 million ($1,609 million and $485 million, respectively, as at October 31, 2019). The allowance on performing loans increased $1,466 million year-over-year, primarily driven by the impact of COVID-19 on the macroeconomic outlook, and the impact of a more difficult and uncertain environment on credit conditions, as well as a more severe adverse scenario and increased adverse scenario weight.

As at October 31, 2020, the base case economic forecast used to calculate the allowance depicts a contracting Canadian economy, as the real GDP growth rate in the last calendar quarter of 2020 is forecasted to decline 3.5%, compared with the fourth quarter of 2019, due to the impact of COVID-19 before rebounding 6.0% in 2021, as a result of policy stimulus. Annual real GDP is expected to average 3.0% in 2022, as the economic recovery continues and spending returns to pre-COVID-19 levels. The Canadian unemployment rate is forecasted to decline steadily, but remains elevated, averaging 8.0% in 2021 and 7.1% in 2022. The U.S economy follows a similar trajectory, with U.S. real GDP forecasted to decline 4.5% in the last calendar quarter of 2020, compared with the fourth quarter of 2019, before growing 4.0% in 2021 and 3.0% in 2022. The U.S. unemployment rate is forecasted to fall to an average of 6.8% in 2021 and 5.6% in 2022. This is in contrast to the base case economic forecast as at October 31, 2019, which depicted moderate economic growth in both Canada and the United States over the projection period. If the bank assumes a 100% base case economic forecast and includes the impact of loan migration by restaging, with other assumptions held constant, including the

114	BMO Financial Group 203rd Annual Report 2020

application of experienced credit judgment, the allowance on performing loans would be approximately $2,375 million as at October 31, 2020 ($1,325 million as at October 31, 2019), compared with the reported allowance on performing loans of $3,075 million ($1,609 million as at October 31, 2019). The increase in the 100% base case scenario year-over-year is primarily driven by changes in the macroeconomic environment, as a result of COVID-19 and the resulting impact on credit conditions.

As at October 31, 2020, BMO’s adverse case economic forecast depicts a more severe contraction of the Canadian economy for the remainder of 2020, with real GDP then declining by a further 2.1% in 2021, before recovering 0.8% in 2022. In the adverse case scenario, the forecasted impact of COVID-19 is more severe and renewed restrictions on a broad range of activity lead to a sustained steep decline in consumer and business confidence in contrast to the base case forecast. The Canadian unemployment rate averages 12.8% in the fourth calendar quarter of 2020, 13.8% in 2021, and 13.9% in 2022. Real GDP in the U.S. continues to decline in 2020 with a further contraction of 2.9% in 2021, before recovering 0.8% in 2022. The U.S. unemployment rate averages 11.6% in the fourth calendar quarter of 2020, 12.6% in 2021, and 12.7% in 2022. This is in contrast to the adverse scenario forecast as at October 31, 2019, which depicted a more typical recession with the economy contracting 3% over one year, followed by a steady recovery through the end of the projection period. If the bank assumes a 100% adverse economic forecast and includes the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,875 million as at October 31, 2020 ($2,800 million as at October 31, 2019), compared with the reported allowance on performing loans of $3,075 million ($1,609 million as at October 31, 2019). The increase in the 100% adverse scenario year-over-year is primarily driven by a more severe downturn than was forecasted as at October 31, 2019, reflecting the potential impact of COVID-19 on the macroeconomic outlook.

Actual results in a recession will differ, as the portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, the allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios that are often unequally weighted, and those weightings will change over time.

The following tables show the key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average values for calendar 2020 for the base case scenario, and calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, the bank uses regional variables in its underlying models and considers factors impacting particular industries where considered appropriate.

	As at October 31, 2020							As at October 31, 2019
All figures are average annual values	Benign scenario		Base scenario			Adverse scenario		Benign scenario		Base scenario			Adverse scenario
	2021	2022	2020	2021	2022	2021	2022	2020	2021	2019	2020	2021	2020	2021
Real GDP growth rates (1)
Canada	9.0%	4.0%	(5.5)%	6.0%	3.0%	(2.1)%	0.8%	2.9%	2.5%	1.5%	1.7%	1.6%	(2.3)%	0.5%
United States	7.0%	3.7%	(4.5)%	4.0%	3.0%	(2.9)%	0.8%	2.4%	2.4%	2.3%	1.8%	1.9%	(2.0)%	0.6%
Corporate BBB 10-year spread
Canada	1.8%	2.0%	2.3%	2.2%	2.2%	4.5%	4.0%	2.0%	2.1%	2.1%	2.3%	2.3%	4.5%	4.1%
United States	1.6%	1.8%	2.2%	2.0%	2.1%	4.4%	3.7%	1.8%	2.0%	1.9%	2.3%	2.4%	4.1%	3.6%
Unemployment rates
Canada	6.4%	5.9%	9.6%	8.0%	7.1%	13.8%	13.9%	5.1%	5.0%	5.7%	5.7%	5.9%	8.5%	9.0%
United States	5.2%	4.6%	8.5%	6.8%	5.6%	12.6%	12.7%	3.3%	3.2%	3.7%	3.7%	3.8%	6.1%	6.8%
Housing price index (1)
Canada (2)	9.6%	5.4%	7.2%	4.5%	2.5%	(9.1)%	(4.6)%	3.7%	3.7%	0.5%	2.0%	2.5%	(12.3)%	(4.7)%
United States (3)	4.7%	4.2%	3.9%	1.4%	2.7%	(7.3)%	(2.2)%	4.4%	4.2%	3.4%	3.0%	2.7%	(5.7)%	(2.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, BMO uses the HPI Benchmark Composite.
(3)	In the United States, BMO uses the National Case-Shiller House Price Index.

Real GDP is the basis for measuring changes in BMO’s economic forecasts, acting as an important determinant for many of the other key economic and market variables, although the allowance is not sensitive to this variable alone. The table below shows how BMO expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter, with negative growth in the fourth calendar quarter of 2020, reflecting the continuing impact of the pandemic and a subsequent recovery. The equivalent year-over-year growth rates for Canada in the fourth quarter of 2020 in the adverse and benign scenarios are declines of 8.2% and 2.4%, respectively. In the United States, the comparable growth rates in the fourth quarter of 2020 in the adverse and benign scenarios are declines of 7.8% and 3.2%, respectively. The table also includes the real GDP level, compared with the fourth quarter of calendar 2019, expressed as a percentage.

Calendar quarter ended	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
Real GDP growth rates year-over-year
Canada	(3.5)%	0.2%	14.7%	5.0%	4.9%	3.8%	3.1%	2.7%
United States	(4.5)%	(1.9)%	9.4%	4.5%	4.7%	3.9%	3.1%	2.6%
Real GDP level compared to calendar Q4 2019
Canada	96.5%	98.1%	99.4%	100.3%	101.1%	101.8%	102.4%	103.0%
United States	95.5%	96.9%	98.2%	99.2%	100.0%	100.6%	101.2%	101.8%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under the current probability-weighted scenarios and based on the current risk profile of loan exposures, if all performing loans were in Stage 1, the bank’s models would generate an allowance on performing loans of approximately $2,300 million ($1,050 million in 2019), compared with the reported allowance on performing loans of $3,075 million ($1,609 million in 2019).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Information on the Provision for Credit Losses for the years ended October 31, 2020 and 2019 can be found on page 31 of this MD&A. Additional information on the process and methodology for determining the allowance on credit losses can be found in the discussion of Credit and Counterparty Risk on page 89, as well as in Note 4 on page 159 of the consolidated financial statements.

Financial Instruments Measured at Fair Value

BMO records assets and liabilities classified as trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents an estimate of the amount it would receive, or would be required to pay in the case of a liability, in an orderly transaction between willing parties at the measurement date. BMO employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure fair value. The extent of its use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of loans, securities, derivative assets and liabilities, and liabilities recorded at fair value as at October 31, 2020, as well as a sensitivity analysis of Level 3 financial instruments, is disclosed in Note 17 on page 186 of the consolidated financial statements. For instruments that are valued using models, BMO considers all reasonable available information and maximizes the use of observable market data.

Valuation Product Control (VPC), a group independent of the trading lines of business, ensures that the fair values at which financial instruments are recorded are materially accurate by:

•	Developing and maintaining valuation policies, procedures and methodologies in accordance with regulatory requirements and IFRS
•	Establishing official rate sources for valuation data inputs, and
•	Providing independent review of portfolios for which prices supplied by traders are used for valuation

When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from its official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).

The VSC is BMO’s senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to BMO’s portfolios, approves valuation methodology changes as needed to enhance fair value estimates, and acts as a key forum for the discussion of sources of valuation uncertainty and how these have been addressed by management.

As at October 31, 2020, the total valuation adjustments were a net decrease in value of $117 million for financial instruments carried at fair value on the Consolidated Balance Sheet (a net decrease of $89 million as at October 31, 2019).

Pension and Other Employee Future Benefits

BMO’s pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, the difference would be recognized in other comprehensive income.

Pension and other employee future benefits expense and the related obligations are sensitive to changes in discount rates. The bank determines discount rates at each year end for all plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 21 on page 197 of the consolidated financial statements.

Impairment of Securities

BMO has investments in associates and joint ventures. The bank reviews these investments at each quarter-end reporting period to identify and evaluate those that show indications of possible impairment.

For these investments, a significant or prolonged decline in the fair value of a security to an amount below its cost is objective evidence of impairment.

Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at a 12-month expected credit loss.

Additional information regarding accounting for debt securities measured at amortized cost or FVOCI, other securities, allowance for credit losses and the determination of fair value is included in Note 3 on page 155 and Note 17 on page 186 of the consolidated financial statements.

Income Taxes and Deferred Tax Assets

BMO’s approach to tax is guided by its Statement on Tax Principles, elements of which are described below, and governed by its tax risk management framework, which is implemented through internal controls and processes. The bank operates with due regard to risks, including tax and reputational risks. It actively seeks to identify, evaluate, monitor, manage and mitigate any tax risks that may arise to ensure financial exposure is well understood and is within a range consistent with the bank’s objectives for the management of tax risk, as set out in the tax risk management framework. BMO’s intention is to comply fully with tax laws. The bank considers all applicable laws in connection with commercial activities, and where tax laws change in the business or for customers, it adapts and changes accordingly. BMO monitors applicable tax-related developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, the bank takes well-reasoned positions based on available case law and administrative positions of tax authorities, and engages external advisors when necessary. BMO does not engage in tax planning that does not have commercial substance. The bank does not knowingly work with customers it believes use tax strategies to evade taxes. BMO is committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. BMO seeks to resolve disputes in a collaborative manner; however, when the interpretation of tax law differs from that of tax authorities, it is prepared to defend its position.

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either the Consolidated Statement of Income or the Consolidated Statement of Changes in Equity. In determining the provision for income taxes, BMO interprets tax legislation, case law and administrative positions in numerous jurisdictions and, based on its judgment, records the estimate of the amount required to settle tax obligations. The bank also makes assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If the interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

116	BMO Financial Group 203rd Annual Report 2020

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. It is required to assess whether it is probable that deferred income tax assets will be realized. Factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in assessment of these factors could increase or decrease the provision for income taxes in future periods.

If income tax rates increase or decrease in future periods in a jurisdiction, the provision for income taxes for future periods will increase or decrease accordingly. Furthermore, deferred tax assets and liabilities will increase or decrease as income tax rates increase or decrease, respectively, and will result in an income tax impact. For example, an increase in the U.S. federal tax rate would increase the bank’s net deferred tax asset, which would result in a one-time corresponding tax benefit to its net income. In addition, an increase in the U.S federal tax rate would decrease the bank’s annual net income. The size of this annual net income decrease and any impact on the net deferred tax asset is uncertain at this point and will be dependent on many factors, including the tax rate enacted and its timing, phase-in provisions and detail regarding any legislation and its interpretation. In fiscal 2018, the reduction in the U.S. federal tax rate from 35% to 21% as a result of the enactment of the U.S. Tax Cuts and Jobs Act resulted in a $425 million one-time non-cash tax charge to net income and a corresponding reduction in net deferred tax assets.

The Canada Revenue Agency (CRA) has reassessed BMO for additional income tax and interest in an amount of approximately $941 million, to date, in respect of certain 2011-2015 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA were prospectively addressed in the 2015 and 2018 Canadian federal budgets. In the future, BMO expects to be reassessed for significant additional income tax for similar activities in subsequent years. BMO remains of the view that its tax filing positions were appropriate and intends to challenge all reassessments. If the challenge is unsuccessful, the additional expense would negatively impact net income.

Additional information regarding accounting for income taxes is included in Note 22 on page 201 of the consolidated financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each of BMO’s cash-generating units (CGUs) in order to verify that the recoverable amount of the CGU is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the CGU, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, BMO employs a discounted cash flow model, consistent with that used when a business is acquired. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the bank’s CGUs in a different manner. Management must exercise judgment and make assumptions in determining fair value. In particular, in the current year, BMO has considered the impact of the COVID-19 pandemic by updating key assumptions accordingly, including the estimated cost of capital, discount rates and actual and future business performance of its CGUs. Differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. As at October 31, 2020, the estimated fair value of each CGU was greater than carrying value.

Intangible assets with definite lives are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. The bank tests intangible assets with definite lives for impairment when circumstances indicate that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested annually for impairment. If an intangible asset is determined to be impaired, it will be written down to its recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding the composition of goodwill and intangible assets is included in Note 11 on page 178 of the consolidated financial statements.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy obligation liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant potential impact on the valuation of these liabilities would be the result of a change in the assumptions for interest rates and equity market values. If the assumed future interest rates were to increase by one percentage point, earnings before tax would increase by approximately $39 million. A reduction of one percentage point would lower earnings before tax by approximately $38 million. If the assumed equity market value increased by 10%, earnings before tax would increase by approximately $51 million. A reduction of 10% would lower earnings before tax by approximately $53 million.

Additional information on insurance-related liabilities is provided in Note 14 on page 181 of the consolidated financial statements, and information on insurance risk is provided in the Insurance Risk section on page 97.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Factors considered in making the estimate include a case-by-case assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is included in the Legal and Regulatory Risk section on pages 110 to 111 and in Note 24 on page 204 of the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Transfers of Financial Assets and Consolidation of Structured Entities

BMO sells Canadian mortgage loans to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. Beginning in the second quarter, the bank participated in the Insured Mortgage Purchase Program (IMPP), launched by the government of Canada as part of its response to the COVID-19 pandemic. BMO assesses whether substantially all of the risks and rewards of the loans have been transferred in order to determine if they qualify for derecognition. Since BMO continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. The bank continues to recognize the loans, and recognizes the related cash proceeds as secured financing on its Consolidated Balance Sheet. Additional information concerning the transfer of financial assets is included on page 71, as well as in Note 6 on page 165 of the consolidated financial statements.

During 2020, the Canadian and U.S. governments offered programs in response to the COVID-19 pandemic to support businesses facing economic hardship, including the Canada Emergency Business Account (CEBA) program and the Business Development Bank of Canada (BDC) Co-Lending program.

Under the CEBA program, BMO issues loans that are funded by the government. BMO conducted an assessment and determined that substantially all of the risks and rewards of the loans were transferred to the government; therefore, the bank does not record these loans on the Consolidated Balance Sheet. In contrast, loans issued as part of the BDC Co-Lending program are funded in part by the BDC, with the remaining portion funded by BMO. BMO concluded that substantially all of the risks and rewards related to the portion funded by the BDC reside with them; therefore, the bank does not record that portion on the balance sheet. The portion funded by BMO is recorded on its Consolidated Balance Sheet.

For more detailed discussion of these government programs, refer to the Impact of COVID-19 on page 24 and Enterprise-Wide Risk Management sections starting on page 73.

In the normal course of business, the bank enters into arrangements with SEs, using them to secure customer transactions, obtain sources of liquidity by securitizing certain of the financial assets, or pass its credit risk to securities holders of the vehicles. For example, BMO enters into transactions with SEs where it transfers assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans in order to obtain alternate sources of funding, or as part of the bank’s trading activities. The bank is required to consolidate an SE if it determines that it controls the SE. BMO controls an SE when it has power over the entity, exposure or rights to variable returns from an investment, and the ability to exercise power to affect the amount of returns.

Additional information concerning interests in SEs is included on page 71, as well as in Note 7 on page 166 of the consolidated financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2020

IFRS 16, Leases (IFRS 16)

Effective November 1, 2019, BMO adopted IFRS 16, Leases (IFRS 16), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. The impact on the bank’s Equipment Finance and Transportation Finance businesses is minimal. The most significant impact for the bank is the recording of real estate leases on the balance sheet. Previously, most of the real estate leases were classified as operating leases, whereby BMO recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On transition, it chose to recognize the cumulative effect of adoption of IFRS 16 in opening retained earnings with no changes to prior periods.

Interbank Offered Rate (IBOR) Reform — Phase 1 Amendments

Effective November 1, 2019, BMO early adopted the Phase 1 amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. The amendments modify certain hedge accounting requirements, allowing the bank to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements solely as a result of IBOR reform.

Application of these amendments will end at the earlier of the discontinuation of the impacted hedge relationship and when there is no longer uncertainty arising from IBOR reform over the timing and amount of IBOR-based cash flows.

IFRIC 23, Uncertainty over income tax treatments

Effective November 1, 2019, BMO adopted IFRS Interpretations Committee Interpretation 23, Uncertainty over income tax treatments (IFRIC 23), which had no impact on financial results upon adoption.

Note 1 on page 150 of the consolidated financial statements provides further details on the impact of adoption of IFRIC 23 and the other new standards, including IFRS 16 and IBOR Reform.

118	BMO Financial Group 203rd Annual Report 2020

Future Changes in Accounting Policies

IFRS 17, Insurance Contracts (IFRS 17)

In June 2020, the IASB issued amendments to IFRS 17, Insurance Contracts (IFRS 17). The amendments include a deferral for the effective date of IFRS 17, resulting in a new adoption date for the bank of November 1, 2023, instead of November 1, 2022. It also includes amendments to simplify and revise certain requirements, as well as provide additional transition relief. BMO continues to assess the impact of the standard on its future financial results. Further information on these amendments can be found in Note 1 on page 150 of the consolidated financial statements.

IBOR Reform – Phase 2 amendments

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, IFRS 7, IFRS 4, Insurance Contracts, as well as IFRS 16. While the Phase 1 amendments addressed the uncertainty that could arise in the period before IBOR transition, the Phase 2 amendments address issues that arise from implementation of IBOR reform, where IBOR are replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allows users to understand the effect of IBOR reform on the bank’s financial instruments and risk management strategy.

The Phase 2 amendments are effective for the fiscal year beginning November 1, 2021, with early adoption permitted. BMO is in the process of assessing the impact of these amendments on contracts in scope, including IBOR-based financial instruments and hedge relationships.

Caution

This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Transactions with Related Parties

In the ordinary course of business, BMO provides banking services to key management personnel on the same terms that it offers these services to preferred customers. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms offered to customers for these services. BMO also offers employees a subsidy on annual credit card fees.

Details of the bank’s investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 on page 211 of the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ Auditors’ Services and Fees

Review of Shareholders’ Auditors

The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the performance and effectiveness of the shareholders’ auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders’ auditors during the audit period; the relevant qualifications, experience and geographical reach to serve BMO Financial Group; the quality of communications received from the shareholders’ auditors; and the independence, objectivity and professional skepticism of the shareholders’ auditors.

The ACRC believes that it has a robust review process in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead audit partner, which includes:

•	Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
•	Reviewing the qualifications of the senior engagement team members
•	Monitoring the execution of the audit plan of the shareholders’ auditors, with emphasis on the more complex and risky areas of the audit
•	Reviewing and evaluating the audit findings, including in camera sessions
•

Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders’ auditors and their peer firms

•	At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
•

Performing a comprehensive review of the shareholders’ auditors every five years, and performing an annual review between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA of Canada) and the CPAB

The ACRC performs a comprehensive review of the shareholders’ auditors every five years, with the most recent comprehensive review completed in 2020. The comprehensive review was based on the latest recommendations of CPA Canada and CPAB focusing on: (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of the review, the ACRC was satisfied with the performance of the shareholders’ auditors.

Independence of the shareholders’ auditors is overseen by the ACRC in accordance with BMO’s Auditor Independence Standard. The ACRC also ensures that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. The ACRC pre-approves the types of services (permitted services) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, approval to proceed with the engagement is obtained and the services to be provided are presented to the ACRC for ratification at its next meeting. All services must comply with BMO’s Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

(Canadian $ in millions) Fees (1)	2020	2019
Audit fees	21.1	20.8
Audit-related fees (2)	2.5	2.8
Tax services fees (3)	0.1	0.1
All other fees (4)	1.5	0.6
Total	25.2	24.3

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Includes fees paid for accounting advice, specified procedures on BMO’s Proxy Circular and other services, procedures related to IT conversion projects and French translation of financial statements, related continuous disclosures and other public documents containing financial information.
(3)	Includes fees paid for tax compliance services provided to various BMO managed investment company complexes.
(4)	Includes other fees paid by BMO-managed investment company complexes.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

120	BMO Financial Group 203rd Annual Report 2020

Management’s Annual Report on Disclosure Controls and Procedures

and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2020, under the supervision of the CEO and the CFO, BMO Financial Group’s (BMO) management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that the bank’s disclosure controls and procedures were effective, as at October 31, 2020.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed under the supervision of the bank’s CEO and CFO, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.

Internal control over financial reporting at BMO includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO
•

Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO, and

•

Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO’s assets which could have a material effect on the consolidated financial statements is prevented or detected in a timely manner

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.

BMO’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2020.

At the request of BMO’s Audit and Conduct Review Committee, KPMG LLP (the shareholders’ auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of BMO’s internal control over financial reporting. The audit report states in its conclusion that, in KPMG’s opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2020, in accordance with the criteria established in the 2013 COSO Framework. This audit report appears on page 144.

Changes in Internal Control over Financial Reporting

There were no changes in BMO’s internal control over financial reporting during the year ended October 31, 2020 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of the bank’s internal control over financial reporting.

BMO Financial Group 203rd Annual Report 2020	121

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. BMO supports the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed below.

General

1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.
Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 73 to 113.
Supplementary Financial Information: A general index is provided in BMO’s Supplementary Financial Information.
Regulatory Supplementary Capital Information: A general index is provided in BMO’s Supplementary Regulatory Capital Information.

2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 84 to 113.

A glossary of financial terms (including risk terminology) can be found on pages 212 to 213.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on pages 73 to 75.

4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: BMO’s plans to meet new regulatory ratios are outlined on pages 64, 67 to 68 and 103.
Risk Governance

5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 78 to 83.

6	Describe the bank’s risk culture and procedures applied to support the culture.
Annual Report: BMO’s risk culture is described on page 79.

7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: Descriptions of key risks arising from the bank’s business models and activities are provided on pages 80 and 82.

8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 83.
Capital Adequacy and Risk-Weighted Assets (RWA)

9	Provide minimum Pillar 1 capital requirements.
Annual Report: Pillar 1 capital requirements are described on pages 63 to 66. Regulatory Supplementary Capital Information: Regulatory capital is disclosed on pages 3 to 4 and 10.

10	Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet.
Annual Report: An abridged version of the regulatory capital template is provided on page 67.

Regulatory Supplementary Capital Information: Pillar 3 disclosures are provided on pages 3 to 5. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Regulatory Supplementary Capital Information: Flow Statement of Basel III Regulatory Capital is provided on page 6.

12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 63.

13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating group, is provided on page 68. Regulatory Supplementary Capital Information: RWA by operating group is provided on page 11.

14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Information for RWA by Basel asset class is included on page 68. Information about significant models used to determine RWA is provided on pages 85 to 87.
Regulatory Supplementary Capital Information: A table showing RWA by model approach and by risk type is provided on pages 11, 17, 18, 21 to 31 and 38 to 44.

15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.

Regulatory Supplementary Capital Information: Information on average probability of default (PD) and LGD, as well as exposure at defaults (EAD), total RWAs and RWA density for major Basel asset classes and portfolios is provided on pages 17 to 30 and 38 to 44.

16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Regulatory Supplementary Capital Information: RWA flow statement for credit risk is provided on page 32 and market risk RWA movement by key drivers is provided on page 58.

17	Describe the bank’s Basel validation and back-testing process.

Annual Report: BMO’s Basel validation and back-testing process for credit and market risk is described on page 109.

Regulatory Supplementary Capital Information: Estimated and actual loss parameter information is provided on page 59. Back-testing information is provided on pages 60 to 63.

122	BMO Financial Group 203rd Annual Report 2020

Liquidity

18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.
Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on pages 97 to 103.
Funding

19	Summarize encumbered and unencumbered assets in a table by balance sheet category.
Annual Report: An Asset Encumbrance table is provided on page 100.
Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 33.

20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: Contractual Maturities information and tables are provided on pages 104 to 105.

21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 101 to 102. A table showing the composition and maturity of wholesale funding is provided on page 102.
Market Risk

22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 96.

23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.
Annual Report: Trading market risk exposures are described and quantified on pages 92 to 94. Structural (non-trading) market risk exposures are described and quantified on pages 95 to 96.

24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing for trading market risk and structural (non-trading) market risk are described on pages 92, 93, 95 and 109.

25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 92 to 93.
Credit Risk

26	Provide information about the bank’s credit risk profile.

Annual Report: Information about BMO’s credit risk profile is provided on pages 84 to 91 and in Note 4 on pages 159 to 164 of the consolidated financial statements.

Supplementary Financial Information: Tables detailing credit risk information are provided on pages 18 to 30.

Regulatory Supplementary Capital Information: Tables detailing credit risk information are provided on pages 11 to 57.

27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired loan and renegotiated loan policies are described in Note 4 on pages 159 and 164, respectively, of the consolidated financial statements.

28	Provide reconciliations of impaired loans and the allowance for credit losses.
Annual Report: Continuity schedules for gross impaired loans and acceptances, and allowance for credit losses are provided on page 89 and Note 4 on page 162 of the consolidated financial statements.

29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.

Annual Report: Quantitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 91 and qualitative disclosures are provided on pages 84 to 85.

Regulatory Supplementary Capital Information: Quantitative disclosures for derivative instruments are provided on pages 36 to 49.

30	Provide a discussion of credit risk mitigation.

Annual Report: A discussion of BMO’s credit and counterparty risk management is provided on pages 84 to 85. Collateral management discussions are provided on pages 84 to 85, and in Note 8 on pages 169 and 175 and in Note 24 on page 205 to 206 of the consolidated financial statements.

Regulatory Supplementary Capital Information: Information on credit risk mitigation techniques is provided on pages 16, 31 and 33. Composition of collateral for counterparty credit risk is provided on page 45.

Other Risks

31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 80. Other risks are discussed on pages 106 to 113.

32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 106 to 113.

BMO Financial Group 203rd Annual Report 2020	123

SUPPLEMENTAL INFORMATION

Supplemental Information

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements.

Adjusted results in this section are non-GAAP measures. Refer to the Non-GAAP Measures section on page 17.

Table 1: Shareholder Value and Other Statistical Information

As at or for the year ended October 31	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Market Price per Common Share ($)
High	104.75	106.51	109.00	104.15	87.92	84.39	85.71	73.90	61.29	63.94
Low	55.76	86.25	93.60	83.58	68.65	64.01	67.04	56.74	53.15	55.02
Close	79.33	97.50	98.43	98.83	85.36	76.04	81.73	72.62	59.02	58.89

Common Share Dividends
Dividends declared per share ($)	4.24	4.06	3.78	3.56	3.40	3.24	3.08	2.94	2.82	2.80
Dividend payout ratio (%)	56.1	46.8	46.1	44.9	49.0	49.2	47.8	47.5	46.0	57.1
Dividend yield (%)	5.3	4.2	3.8	3.6	4.0	4.3	3.8	4.0	4.8	4.8
Dividends on common shares ($ millions)	2,723	2,594	2,424	2,312	2,191	2,087	1,991	1,904	1,820	1,690

Total Shareholder Return (%)
Five-year average annual return	5.1	7.8	10.5	15.5	12.5	9.5	15.5	17.0	4.2	1.9
Three-year average annual return	(3.1)	8.6	13.3	10.9	9.9	13.5	16.7	11.5	10.8	17.4
One-year return	(14.6)	3.2	3.3	20.2	17.0	(3.0)	17.1	28.8	5.2	2.4

Common Share Information
Number outstanding (in thousands)
End of year	645,889	639,232	639,330	647,816	645,761	642,583	649,050	644,130	650,730	639,000
Average basic	641,424	638,881	642,930	649,650	644,049	644,916	645,860	648,476	644,407	591,403
Average diluted	642,128	640,360	644,913	651,961	646,126	647,141	648,475	649,806	648,615	607,068
Book value per share ($)	77.40	71.54	64.73	61.91	59.57	56.31	48.18	43.22	39.41	36.76
Total market value of shares ($ billions)	51.2	62.3	62.9	64.0	55.1	48.9	53.0	46.8	38.4	37.6
Price-to-earnings multiple	10.5	11.3	12.0	12.5	12.3	11.6	12.8	11.8	9.7	12.2
Price-to-adjusted earnings multiple	10.3	10.3	10.9	12.1	11.4	10.9	12.4	11.7	9.9	11.5
Market-to-book value multiple	1.02	1.36	1.52	1.60	1.43	1.35	1.70	1.66	1.47	1.49

Balances ($ millions)
Total assets	949,261	852,195	773,293	709,604	687,960	641,881	588,659	537,044	524,684	500,575
Average assets	942,450	833,252	754,295	722,626	707,122	664,391	593,928	555,431	543,931	469,934
Average net loans and acceptances	465,276	432,638	386,959	370,899	356,528	318,823	290,621	263,596	246,129	215,414

Return on Equity and Assets
Return on equity (%)	10.1	12.6	13.3	13.2	12.1	12.5	14.0	14.9	15.9	15.1
Adjusted return on equity (%)	10.3	13.7	14.6	13.6	13.1	13.3	14.4	15.0	15.5	16.0
Return on tangible common equity (%)	11.9	15.1	16.2	16.3	15.3	15.8	17.3	17.9	19.4	17.6
Adjusted return on tangible common equity (%)	11.9	16.1	17.5	16.4	16.1	16.4	17.4	17.7	18.5	18.2
Return on average assets (%)	0.54	0.69	0.72	0.74	0.65	0.66	0.72	0.74	0.75	0.65
Adjusted return on average assets (%)	0.55	0.75	0.79	0.76	0.71	0.70	0.74	0.75	0.73	0.68
Return on average risk-weighted assets (%)	1.51	1.86	1.97	1.98	1.71	1.84	1.85	1.93	1.96	1.70
Adjusted return on average risk-weighted assets (%)	1.54	2.01	2.16	2.04	1.85	1.96	1.91	1.94	1.92	1.79

Other Statistical Information
Employees (1)
Canada	29,296	30,438	29,982	29,647	29,643	30,669	30,587	30,303	30,797	31,351
United States	12,492	13,487	13,943	14,071	14,147	14,316	14,845	14,694	14,963	15,184
Other	1,572	1,588	1,529	1,482	1,444	1,368	1,346	634	512	440
Total	43,360	45,513	45,454	45,200	45,234	46,353	46,778	45,631	46,272	46,975
Bank branches
Canada	877	891	908	926	942	939	934	933	930	920
United States	528	561	571	573	576	592	615	626	638	688
Other	4	4	4	4	4	4	4	4	3	3
Total	1,409	1,456	1,483	1,503	1,522	1,535	1,553	1,563	1,571	1,611
Automated banking machines
Canada	3,268	3,370	3,387	3,315	3,285	3,442	3,016	2,900	2,596	2,235
United States	1,552	1,597	1,441	1,416	1,314	1,319	1,322	1,325	1,375	1,366
Total	4,820	4,967	4,828	4,731	4,599	4,761	4,338	4,225	3,971	3,601

The adoption of new IFRS standards in 2014, 2015, 2018 and 2020 only impacted our results prospectively.

(1)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

124	BMO Financial Group 203rd Annual Report 2020

Table 2: Summary Income Statement and Growth Statistics

($ millions, except as noted) For the year ended October 31	2020	2019	2018	2017	2016	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	13,971	12,888	11,438	11,275	10,945	7.4	8.4
Non-interest revenue	11,215	12,595	11,467	10,832	10,015	3.2	4.8
Revenue	25,186	25,483	22,905	22,107	20,960	5.4	6.6
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,708	2,709	1,352	1,538	1,543	6.4	5.2
Revenue, net of CCPB	23,478	22,774	21,553	20,569	19,417	5.3	6.7
Provision for credit losses	2,953	872	662	746	771	nm	nm
Non-interest expense	14,177	14,630	13,477	13,192	12,916	3.0	6.4
Income before provision for income taxes	6,348	7,272	7,414	6,631	5,730	3.5	5.9
Provision for income taxes	1,251	1,514	1,961	1,292	1,100	6.0	6.2
Net income	5,097	5,758	5,453	5,339	4,630	3.0	5.9
Attributable to equity holders of the bank	5,097	5,758	5,453	5,337	4,621	3.1	6.1
Attributable to non-controlling interest in subsidiaries	–	–	–	2	9	nm	nm
Net income	5,097	5,758	5,453	5,339	4,630	3.0	6.1

Income Statement – Adjusted Results
Net interest income	13,971	12,888	11,438	11,275	10,945	7.4	8.4
Non-interest revenue	11,215	12,595	11,467	10,832	10,099	3.2	4.8
Revenue	25,186	25,483	22,905	22,107	21,044	5.4	6.6
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	1,708	2,684	1,352	1,538	1,543	6.4	5.2
Revenue, net of CCPB	23,478	22,799	21,553	20,569	19,501	5.3	6.7
Provision for credit losses	2,953	872	662	822	771	nm	nm
Non-interest expense	14,042	14,005	13,344	12,897	12,463	3.4	6.4
Income before provision for income taxes	6,483	7,922	7,547	6,850	6,267	2.6	6.0
Provision for income taxes	1,282	1,673	1,565	1,353	1,248	4.6	6.4
Adjusted net income	5,201	6,249	5,982	5,497	5,019	2.1	6.0
Attributable to equity holders of the bank	5,201	6,249	5,982	5,495	5,010	2.1	6.0
Attributable to non-controlling interest in subsidiaries	–	–	–	2	9	nm	nm
Adjusted net income	5,201	6,249	5,982	5,497	5,019	2.1	6.0

Earnings per Share (EPS) ($)
Basic	7.56	8.68	8.19	7.93	6.94	2.8	4.7
Diluted	7.55	8.66	8.17	7.90	6.92	2.8	4.7
Adjusted diluted	7.71	9.43	8.99	8.15	7.52	2.0	4.8

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	(11.5)	5.6	2.1	15.3	5.1	na	na
Adjusted net income growth	(16.8)	4.5	8.8	9.5	7.2	na	na
Diluted EPS growth	(12.8)	6.0	3.3	14.3	5.3	na	na
Adjusted diluted EPS growth	(18.2)	4.9	10.3	8.3	7.4	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and IFRS in 2015 and 2020.

The adoption of new IFRS standards in 2015, 2018 and 2020 only impacted our results prospectively.

nm – not meaningful

na – not applicable

BMO Financial Group 203rd Annual Report 2020	125

SUPPLEMENTAL INFORMATION

Table 3: Revenue and Revenue Growth

($ millions, except as noted) For the year ended October 31	2020	2019	2018	2017	2016	5-year CAGR	10-year CAGR
Net Interest Income	13,971	12,888	11,438	11,275	10,945	7.4	8.4
Year-over-year growth (%)	8.4	12.7	1.4	3.0	11.7	na	na

Net Interest Margin (1)
Average earning assets	851,726	758,863	682,945	646,799	622,732	8.0	9.9
Net interest margin (%)	1.64	1.70	1.67	1.74	1.76	na	na

Non-Interest Revenue
Securities commissions and fees	1,036	1,023	1,025	964	921	2.8	(0.4)
Deposit and payment service charges	1,221	1,204	1,134	1,109	1,069	4.0	4.3
Trading revenues	15	298	705	84	118	nm	nm
Lending fees	1,295	1,192	997	917	859	11.9	8.5
Card fees	358	437	428	329	397	(7.7)	4.4
Investment management and custodial fees	1,807	1,747	1,749	1,627	1,560	3.1	17.7
Mutual fund revenues	1,417	1,419	1,473	1,411	1,364	0.6	9.9
Underwriting and advisory fees	1,070	975	943	1,044	824	8.7	9.2
Securities gains, other than trading	124	249	239	171	84	(6.3)	(1.9)
Foreign exchange, other than trading	127	166	182	191	162	(5.9)	3.1
Insurance revenue	2,178	3,183	1,879	2,070	2,023	4.3	4.9
Investments in associates and joint ventures	161	151	167	386	140	(4.9)	nm
Other revenues	406	551	546	529	494	(4.7)	6.1

Total Non-Interest Revenue	11,215	12,595	11,467	10,832	10,015	3.2	4.8
Year-over-year non-interest revenue growth (%)	(11.0)	9.8	5.9	8.2	4.4	na	na
Non-interest revenue as a % of total revenue	44.5	49.4	50.1	49.0	47.8	na	na

Adjusted Non-Interest Revenue	11,215	12,595	11,467	10,832	10,099	3.2	4.8
Year-over-year adjusted non-interest revenue growth (%)	(11.0)	9.8	5.9	7.3	5.3	na	na
Adjusted non-interest revenue as a % of total adjusted revenue	44.5	49.4	50.1	49.0	48.0	na	na

Total Revenue	25,186	25,483	22,905	22,107	20,960	5.4	6.6
Year-over-year total revenue growth (%)	(1.2)	11.3	3.6	5.5	8.1	na	na

Total Revenue, net of CCPB	23,478	22,774	21,553	20,569	19,417	5.3	6.7
Year-over-year total revenue growth, net of CCPB (%)	3.1	5.7	4.8	5.9	7.1	na	na

Total Adjusted Revenue	25,186	25,483	22,905	22,107	21,044	5.4	6.6
Year-over-year total adjusted revenue growth (%)	(1.2)	11.3	3.6	5.1	8.5	na	na

Total Adjusted Revenue, net of CCPB	23,478	22,799	21,553	20,569	19,501	5.3	6.7
Year-over-year total adjusted revenue growth, net of CCPB (%)	3.0	5.8	4.8	5.5	7.5	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and IFRS in 2015 and 2020.

The adoption of new IFRS standards in 2015, 2018 and 2020 only impacted our results prospectively.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

126	BMO Financial Group 203rd Annual Report 2020

Table 4: Non-Interest Expense, Expense-to-Revenue Ratio and Government Levies and Taxes

($ millions, except as noted) For the year ended October 31	2020	2019	2018	2017	2016	5-year CAGR	10-year CAGR
Non-Interest Expense (1)
Employee compensation
Salaries	4,163	4,762	4,176	3,996	4,084	1.3	6.2
Performance-based compensation	2,632	2,610	2,510	2,386	2,278	4.6	6.1
Employee benefits	1,149	1,051	775	1,086	1,022	1.5	6.3
Total employee compensation	7,944	8,423	7,461	7,468	7,384	2.3	6.2
Premises and equipment (2)
Rental of real estate	225	595	526	494	486	(13.4)	(3.5)
Premises, furniture and fixtures	771	283	345	282	337	21.9	11.1
Property taxes	42	37	38	39	42	1.9	4.1
Computers and equipment	2,164	2,073	1,844	1,676	1,528	9.9	11.5
Total premises and equipment	3,202	2,988	2,753	2,491	2,393	8.4	9.1
Other expenses
Travel and business development	384	545	519	540	509	(8.7)	1.2
Communications	304	296	282	286	294	(0.6)	2.9
Professional fees	555	568	572	569	528	(1.4)	3.3
Other	1,168	1,256	1,387	1,353	1,364	1.1	4.3
Total other expenses	2,411	2,665	2,760	2,748	2,695	(1.7)	3.3
Amortization of intangible assets	620	554	503	485	444	8.6	11.8

Total Non-Interest Expense	14,177	14,630	13,477	13,192	12,916	3.0	6.4
Year-over-year total non-interest expense growth (%)	(3.1)	8.6	2.2	2.1	5.4	na	na
Total Adjusted Non-Interest Expense	14,042	14,005	13,344	12,897	12,463	3.4	6.4
Year-over-year total adjusted non-interest expense growth (%)	0.3	5.0	3.5	3.5	4.8	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	56.3	57.4	58.8	59.7	61.6	na	na
Adjusted non-interest expense-to-revenue ratio (Adjusted efficiency ratio) (%)	55.8	55.0	58.3	58.3	59.2	na	na
Efficiency ratio, net of CCPB (%)	60.4	64.2	62.5	64.1	66.5	na	na
Adjusted efficiency ratio, net of CCPB (%)	59.8	61.4	61.9	62.7	63.9	na	na

Government Levies and Taxes (1)
Government levies other than income taxes
Payroll levies	362	354	328	322	324	3.0	7.5
Property taxes	42	37	38	39	42	1.9	4.1
Provincial capital taxes	33	35	29	29	30	0.3	(3.0)
Business taxes	9	9	8	8	9	(6.3)	1.9
Harmonized sales tax, GST, VAT and other sales taxes	397	384	350	330	318	6.6	10.5
Sundry taxes	1	1	1	1	3	nm	nm
Total government levies other than income taxes	844	820	754	729	726	4.3	7.6
Provision for income taxes	1,251	1,514	1,961	1,292	1,100	6.0	6.2
Total Government Levies and Taxes	2,095	2,334	2,715	2,021	1,826	5.3	6.7
Total government levies and taxes as a % of income before total government levies and taxes	29.1	28.8	33.3	27.5	28.3	na	na
Effective tax rate (%)	19.7	20.8	26.5	19.5	19.2	na	na
Adjusted effective tax rate (%)	19.8	21.1	20.7	19.8	19.9	na	na

Five-year and ten-year CAGR based on CGAAP in 2010 and IFRS in 2015 and 2020.

The adoption of new IFRS standards in 2015, 2018 and 2020 only impacted our results prospectively.

(1)	Government levies are included in various non-interest expense categories.

(2)	Effective 2020, the bank adopted IFRS 16. Prior periods have not been restated. Depreciation on the right-of-use asset has been recorded in premises, furniture and fixtures.

Previously most of our real estate leases were classified as operating leases with rent expense recorded in rental of real estate.

na – not applicable

nm – not meaningful

BMO Financial Group 203rd Annual Report 2020	127

SUPPLEMENTAL INFORMATION

Table 5: Average Assets, Liabilities and Interest Rates

			2020			2019			2018
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	13,605	0.33	45	2,972	2.03	60	2,374	1.83	43
Securities	94,343	2.32	2,186	83,042	2.66	2,210	79,187	2.33	1,844
Securities borrowed or purchased under resale agreements	44,460	1.05	468	39,074	2.10	820	36,325	1.56	566
Loans
Residential mortgages	114,374	2.88	3,296	109,289	3.04	3,317	106,610	2.79	2,973
Non-residential mortgages	5,556	3.38	188	5,637	3.43	194	5,873	3.28	193
Personal and credit cards	62,920	4.95	3,116	60,680	5.49	3,333	58,612	5.15	3,021
Business and government	73,596	3.79	2,787	62,965	4.10	2,580	56,427	3.98	2,248
Total loans	256,446	3.66	9,387	238,571	3.95	9,424	227,522	3.71	8,435
Total Canadian dollar	408,854	2.96	12,086	363,659	3.44	12,514	345,408	3.15	10,888
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	61,050	0.62	376	47,001	1.72	808	46,607	1.40	654
Securities	124,567	2.24	2,794	109,072	3.05	3,331	91,198	2.49	2,275
Securities borrowed or purchased under resale agreements	66,109	0.85	560	65,943	2.11	1,391	55,647	1.81	1,010
Loans
Residential mortgages	10,499	3.35	352	11,554	3.67	424	11,218	3.60	404
Non-residential mortgages	10,792	3.71	401	9,356	4.75	445	6,652	4.48	298
Personal and credit cards	13,659	4.37	597	11,907	4.91	585	10,799	4.41	476
Business and government	153,619	4.00	6,149	138,660	4.80	6,654	113,772	4.42	5,030
Total loans	188,569	3.98	7,499	171,477	4.73	8,108	142,441	4.36	6,208
Total U.S. dollar and other currencies	440,295	2.55	11,229	393,493	3.47	13,638	335,893	3.02	10,147
Other non-interest bearing assets	93,301			76,100			72,994
Total All Currencies
Total assets and interest income	942,450	2.47	23,315	833,252	3.14	26,152	754,295	2.79	21,035

Liabilities
Canadian Dollar
Deposits
Banks	11,715	0.68	80	4,905	1.02	50	3,607	0.59	21
Business and government	136,976	1.24	1,704	113,502	1.88	2,133	103,986	1.61	1,673
Individuals	135,175	0.87	1,181	120,852	1.05	1,269	111,081	0.80	891
Total deposits	283,866	1.04	2,965	239,259	1.44	3,452	218,674	1.18	2,585
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	49,676	1.50	747	44,815	2.56	1,146	40,640	2.09	849
Subordinated debt and other interest bearing liabilities	26,387	2.69	711	25,099	2.70	677	25,359	2.48	628
Total Canadian dollar	359,929	1.23	4,423	309,173	1.71	5,275	284,673	1.43	4,062
U.S. Dollar and Other Currencies
Deposits
Banks	22,856	1.05	241	24,534	2.41	592	26,282	1.93	506
Business and government	244,449	0.99	2,424	211,970	1.79	3,802	191,739	1.37	2,622
Individuals	77,930	0.78	609	71,005	1.08	770	61,651	0.59	367
Total deposits	345,235	0.95	3,274	307,509	1.68	5,164	279,672	1.25	3,495
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	80,656	1.54	1,243	76,889	2.91	2,235	63,940	2.60	1,661
Subordinated debt and other interest bearing liabilities	18,207	2.22	404	19,896	2.96	590	16,798	2.26	379
Total U.S. dollar and other currencies	444,098	1.11	4,921	404,294	1.98	7,989	360,410	1.54	5,535
Other non-interest bearing liabilities	84,683			70,916			65,223
Total All Currencies
Total liabilities and interest expense	888,710	1.05	9,344	784,383	1.69	13,264	710,306	1.35	9,597
Shareholders’ equity	53,740			48,869			43,989
Total Liabilities, Interest Expense and Shareholders’ Equity	942,450	0.99	9,344	833,252	1.59	13,264	754,295	1.27	9,597
Net interest margin
– based on earning assets		1.64			1.70			1.67
– based on total assets		1.48			1.55			1.52
Net interest income			13,971			12,888			11,438

(1)

For the years ended October 31, 2020, 2019 and 2018, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $106,695 million, $96,399 million and $85,489 million, respectively.

128	BMO Financial Group 203rd Annual Report 2020

Table 6: Volume/Rate Analysis of Changes in Net Interest Income

			2020/2019			2019/2018
	Increase (decrease) due to change in			Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	216	(231)	(15)	11	6	17
Securities	301	(325)	(24)	90	276	366
Securities borrowed or purchased under resale agreements	113	(465)	(352)	43	211	254
Loans
Residential mortgages	154	(175)	(21)	75	269	344
Non-residential mortgages	(3)	(3)	(6)	(8)	9	1
Personal and credit cards	123	(340)	(217)	107	205	312
Business and government	436	(229)	207	260	72	332
Total loans	710	(747)	(37)	434	555	989
Change in Canadian dollar interest income	1,340	(1,768)	(428)	578	1,048	1,626
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	242	(674)	(432)	6	148	154
Securities	473	(1,010)	(537)	445	611	1,056
Securities borrowed or purchased under resale agreements	3	(834)	(831)	186	195	381
Loans
Residential mortgages	(39)	(33)	(72)	12	8	20
Non-residential mortgages	68	(112)	(44)	121	26	147
Personal and credit cards	86	(74)	12	49	60	109
Business and government	718	(1,223)	(505)	1,101	523	1,624
Total loans	833	(1,442)	(609)	1,283	617	1,900
Change in U.S. dollar and other currencies interest income	1,551	(3,960)	(2,409)	1,920	1,571	3,491
Total All Currencies
Change in total interest income (a)	2,891	(5,728)	(2,837)	2,498	2,619	5,117

Liabilities
Canadian Dollar
Deposits
Banks	70	(40)	30	8	21	29
Business and government	441	(870)	(429)	153	307	460
Individuals	150	(238)	(88)	78	300	378
Total deposits	661	(1,148)	(487)	239	628	867
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	125	(524)	(399)	87	210	297
Subordinated debt and other interest bearing liabilities	35	(1)	34	(6)	55	49
Change in Canadian dollar interest expense	821	(1,673)	(852)	320	893	1,213
U.S. Dollar and Other Currencies
Deposits
Banks	(40)	(311)	(351)	(33)	119	86
Business and government	582	(1,960)	(1,378)	277	903	1,180
Individuals	75	(236)	(161)	55	348	403
Total deposits	617	(2,507)	(1,890)	299	1,370	1,669
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	109	(1,101)	(992)	336	238	574
Subordinated debt and other interest bearing liabilities	(50)	(136)	(186)	70	141	211
Change in U.S. dollar and other currencies interest expense	676	(3,744)	(3,068)	705	1,749	2,454
Total All Currencies
Change in total interest expense (b)	1,497	(5,417)	(3,920)	1,025	2,642	3,667
Change in total net interest income (a – b)	1,394	(311)	1,083	1,473	(23)	1,450

BMO Financial Group 203rd Annual Report 2020	129

SUPPLEMENTAL INFORMATION

Table 7: Net Loans and Acceptances – Segmented Information (1) (2)

($ millions)	Canada					United States					Other countries
As at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Consumer
Residential mortgages	117,886	112,448	107,956	106,647	103,558	9,122	11,275	11,645	8,587	8,686	–	–	–	–	–
Credit cards	7,391	8,289	7,788	7,550	7,541	498	570	541	521	560	–	–	–	–	–
Consumer instalment and other personal loans	57,288	55,311	52,706	51,637	50,368	12,286	11,752	9,918	9,798	13,974	469	537	458	373	215
Total consumer	182,565	176,048	168,450	165,834	161,467	21,906	23,597	22,104	18,906	23,220	469	537	458	373	215
Total business and government	107,301	105,890	92,883	82,632	78,884	138,040	134,880	110,828	97,478	98,236	10,792	10,122	9,122	11,270	10,037
Total loans and acceptances, net of allowance for credit losses on impaired loans	289,866	281,938	261,333	248,466	240,351	159,946	158,477	132,932	116,384	121,456	11,261	10,659	9,580	11,643	10,252
Allowance for credit losses on performing loans (3)	(1,323)	(740)	(689)	(799)	(833)	(1,225)	(630)	(574)	(641)	(687)	(28)	(17)	(6)	–	–
Total net loans and acceptances	288,543	281,198	260,644	247,667	239,518	158,721	157,847	132,358	115,743	120,769	11,233	10,642	9,574	11,643	10,252

Table 8: Net Impaired Loans and Acceptances (NIL) – Segmented Information (2) (4)
($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Consumer
Residential mortgages	225	233	185	206	195	168	164	171	161	175	–	–	–	–	–
Consumer instalment and other personal loans	89	138	126	127	121	146	194	252	293	345	–	–	–	–	–
Total consumer	314	371	311	333	316	314	358	423	454	520	–	–	–	–	–
Business and government	726	336	235	248	298	1,487	1,101	597	762	843	70	–	–	30	1
Total impaired loans and acceptances, net of allowance for credit losses on impaired loans	1,040	707	546	581	614	1,801	1,459	1,020	1,216	1,363	70	–	–	30	1
Condition Ratios (1)
NIL as a % of net loans and acceptances	0.36	0.25	0.21	0.23	0.26	1.13	0.92	0.77	1.05	1.13	0.62	–	–	0.26	0.01
NIL as a % of net loans and acceptances
Consumer	0.17	0.21	0.18	0.20	0.20	1.43	1.52	1.91	2.40	2.24	–	–	–	–	–
Business and government	0.68	0.32	0.25	0.30	0.38	1.08	0.82	0.54	0.78	0.86	0.65	–	–	0.27	0.01

(1)

Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments). The Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only (excluding those related to off-balance sheet instruments and undrawn commitments).

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 has been applied prospectively.
(4)	Net Impaired Loans and Acceptances are net of allowance for credit losses on impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments).

130	BMO Financial Group 203rd Annual Report 2020

	Total
2020	2019	2018	2017	2016

127,008	123,723	119,601	115,234	112,244
7,889	8,859	8,329	8,071	8,101
70,043	67,600	63,082	61,808	64,557
204,940	200,182	191,012	185,113	184,902
256,133	250,892	212,833	191,380	187,157
461,073	451,074	403,845	376,493	372,059
(2,576)	(1,387)	(1,269)	(1,440)	(1,520)
458,497	449,687	402,576	375,053	370,539

	Total
2020	2019	2018	2017	2016

393	397	356	367	370
235	332	378	420	466
628	729	734	787	836
2,283	1,437	832	1,040	1,142
2,911	2,166	1,566	1,827	1,978

0.63	0.48	0.39	0.49	0.53

0.31	0.36	0.38	0.43	0.45
0.89	0.57	0.39	0.54	0.61

Table 9: Net Loans and Acceptances –
Segmented Information (1) (2)

($ millions) As at October 31	2020	2019	2018	2017	2016
Net Loans and Acceptances by Province
Atlantic provinces	15,105	14,601	13,925	13,686	13,736
Quebec	43,859	42,985	40,177	38,802	38,263
Ontario	124,419	119,499	109,531	103,152	97,991
Prairie provinces	50,634	51,639	48,634	46,853	46,411
British Columbia and territories	54,526	52,474	48,377	45,174	43,117
Total net loans and acceptances in Canada	288,543	281,198	260,644	247,667	239,518
Net Business and Government Loans by Industry
Commercial real estate	39,990	36,707	31,028	26,479	24,126
Construction (non-real estate)	4,799	4,943	3,916	3,916	3,563
Retail trade	20,480	23,085	20,403	18,496	16,430
Wholesale trade	15,444	16,933	14,814	11,612	12,157
Agriculture	13,549	13,268	12,321	11,114	10,951
Communications	771	840	729	625	905
Financing products	3,927	4,124	4,439	5,060	6,093
Manufacturing	26,099	26,541	22,839	19,824	18,587
Mining	2,433	2,474	1,916	1,344	1,867
Oil and gas	12,644	13,421	9,168	8,167	7,930
Transportation	12,921	12,390	10,973	10,496	10,695
Utilities	5,151	4,783	3,911	2,776	2,697
Forest products	1,012	1,152	840	835	889
Service industries	47,769	45,730	38,348	33,705	32,659
Financial	44,968	40,839	32,463	32,265	32,076
Government	2,121	1,801	1,436	1,470	1,326
Other	2,055	1,861	3,289	3,196	4,206
	256,133	250,892	212,833	191,380	187,157

Table 10: Net Impaired Loans and Acceptances –
Segmented Information (3)

($ millions) As at October 31	2020	2019	2018	2017	2016
Net Impaired Business and Government Loans
Commercial real estate	78	49	45	45	60
Construction (non-real estate)	86	21	18	39	45
Retail trade	407	56	50	36	13
Wholesale trade	69	76	42	97	51
Agriculture	313	291	193	238	221
Communications	9	6	–	–	1
Financing products	147	–	–	–	–
Manufacturing	225	191	77	70	106
Mining	30	–	1	1	2
Oil and gas	366	356	57	145	408
Transportation	112	119	90	156	88
Utilities	1	2	2	4	12
Forest products	7	2	–	2	7
Service industries	387	240	191	181	82
Financial	41	28	66	2	39
Government	3	–	–	3	6
Other	2	–	–	21	1
	2,283	1,437	832	1,040	1,142

(1)

Aggregate Net Loans and Acceptances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments). The Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only (excluding those related to off-balance sheet instruments and undrawn commitments).

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Net Impaired Loans and Acceptances are net of allowance for credit losses on impaired loans (excluding those related to off-balance sheet instruments and undrawn commitments).

BMO Financial Group 203rd Annual Report 2020	131

SUPPLEMENTAL INFORMATION

Table 11: Changes in Gross Impaired Loans – Segmented Information (1) (2)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	497	426	439	407	404	385	470	508	585	557	–	–	–	–	–
Business and government	417	309	354	380	282	1,330	731	869	1,009	757	–	–	50	2	4
Total GIL, beginning of year	914	735	793	787	686	1,715	1,201	1,377	1,594	1,314	–	–	50	2	4
Additions to impaired loans and acceptances
Consumer	723	895	836	697	631	165	244	274	360	473	–	–	–	–	–
Business and government	1,097	323	321	281	453	2,571	1,224	647	799	953	93	–	–	56	2
Total additions	1,820	1,218	1,157	978	1,084	2,736	1,468	921	1,159	1,426	93	–	–	56	2
Reductions to impaired loans and acceptances (3)
Consumer	(554)	(586)	(628)	(479)	(446)	(136)	(242)	(212)	(301)	(282)	–	–	–	–	–
Business and government	(366)	(171)	(282)	(259)	(251)	(1,528)	(466)	(573)	(692)	(456)	(9)	–	(49)	(7)	(4)
Total reductions due to net repayments and other	(920)	(757)	(910)	(738)	(697)	(1,664)	(708)	(785)	(993)	(738)	(9)	–	(49)	(7)	(4)
Write-offs (4)
Consumer	(252)	(238)	(221)	(186)	(182)	(79)	(87)	(100)	(136)	(163)	–	–	–	–	–
Business and government	(219)	(44)	(84)	(48)	(104)	(497)	(159)	(212)	(247)	(245)	–	–	(1)	(1)	–
Total write-offs	(471)	(282)	(305)	(234)	(286)	(576)	(246)	(312)	(383)	(408)	–	–	(1)	(1)	–
Gross impaired loans and acceptances, end of year
Consumer	414	497	426	439	407	335	385	470	508	585	–	–	–	–	–
Business and government	929	417	309	354	380	1,876	1,330	731	869	1,009	84	–	–	50	2
Total GIL, end of year	1,343	914	735	793	787	2,211	1,715	1,201	1,377	1,594	84	–	–	50	2
Condition Ratios
GIL as a % of Gross Loans
Consumer	0.23	0.28	0.25	0.26	0.25	1.53	1.63	2.12	2.69	2.52	–	–	–	–	–
Business and government	0.86	0.39	0.33	0.43	0.48	1.36	0.98	0.66	0.89	1.03	0.78	–	–	0.44	0.02
Total Loans and Acceptances	0.46	0.32	0.28	0.32	0.33	1.38	1.08	0.90	1.18	1.31	0.75	–	–	0.43	0.02

(1)	GIL excludes Purchased Credit Impaired Loans.
(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Excludes certain loans that are written off directly and not classified as new formations.

132	BMO Financial Group 203rd Annual Report 2020

Total
2020	2019	2018	2017	2016

882	896	947	992	961
1,747	1,040	1,273	1,391	1,043
2,629	1,936	2,220	2,383	2,004

888	1,139	1,110	1,057	1,104
3,761	1,547	968	1,136	1,408
4,649	2,686	2,078	2,193	2,512

(690)	(828)	(840)	(780)	(728)
(1,903)	(637)	(904)	(958)	(711)
(2,593)	(1,465)	(1,744)	(1,738)	(1,439)

(331)	(325)	(321)	(322)	(345)
(716)	(203)	(297)	(296)	(349)
(1,047)	(528)	(618)	(618)	(694)

749	882	896	947	992
2,889	1,747	1,040	1,273	1,391
3,638	2,629	1,936	2,220	2,383

0.37	0.44	0.47	0.51	0.54
1.13	0.70	0.49	0.66	0.74
0.79	0.58	0.48	0.59	0.64

BMO Financial Group 203rd Annual Report 2020	133

SUPPLEMENTAL INFORMATION

Table 12: Changes in Allowance for Credit Losses –

Segmented Information (1) (2)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Allowance for credit losses (ACL), beginning of year
Consumer	749	725	705	595	614	200	230	301	254	393	–	–	–	–	–
Business and government	303	255	317	471	388	821	648	566	793	657	21	12	29	1	–
Total ACL, beginning of year	1,052	980	1,022	1,066	1,002	1,021	878	867	1,047	1,050	21	12	29	1	–
Provision for credit losses (3)
Consumer	801	470	416	394	373	86	1	(9)	74	(33)	–	–	–	–	–
Business and government	685	93	28	37	174	1,336	302	243	220	257	29	9	(21)	21	–
Total provision for credit losses	1,486	563	444	431	547	1,422	303	234	294	224	29	9	(21)	21	–
Recoveries
Consumer	117	120	127	134	102	63	104	75	81	87	–	–	–	–	–
Business and government	20	4	5	10	14	52	62	51	40	140	–	–	3	–	–
Total recoveries	137	124	132	144	116	115	166	126	121	227	–	–	3	–	–
Write-offs
Consumer	(556)	(551)	(515)	(501)	(481)	(108)	(113)	(125)	(157)	(173)	–	–	–	–	–
Business and government	(219)	(44)	(84)	(48)	(104)	(497)	(159)	(212)	(247)	(245)	–	–	(1)	(1)	–
Total write-offs	(775)	(595)	(599)	(549)	(585)	(605)	(272)	(337)	(404)	(418)	–	–	(1)	(1)	–
Other, including foreign exchange rate changes
Consumer	(38)	(15)	(8)	(10)	(13)	(24)	(22)	(12)	(23)	(20)	–	–	–	–	–
Business and government	(7)	(5)	(11)	(27)	(1)	(16)	(32)	–	(114)	(16)	(4)	–	2	(1)	1
Total Other, including foreign exchange rate changes	(45)	(20)	(19)	(37)	(14)	(40)	(54)	(12)	(137)	(36)	(4)	–	2	(1)	1
ACL, end of year
Consumer	1,073	749	725	612	595	217	200	230	229	254	–	–	–	–	–
Business and government	782	303	255	443	471	1,696	821	648	692	793	46	21	12	20	1
Total ACL, end of year	1,855	1,052	980	1,055	1,066	1,913	1,021	878	921	1,047	46	21	12	20	1
Net write-offs as a % of average loans and acceptances (4)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 13: Allocation of Allowance for Credit Losses –

Segmented Information (1) (5)

($ millions, except as noted)	Canada					United States					Other countries
As at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Consumer
Residential mortgages	11	10	9	12	15	5	7	10	12	18	–	–	–	–	–
Consumer instalment and other personal loans	89	116	106	94	76	16	20	37	42	47	–	–	–	–	–
Total consumer	100	126	115	106	91	21	27	47	54	65	–	–	–	–	–
Business and government	203	81	74	106	82	389	229	134	107	166	14	–	–	20	1
Total allowance for credit losses on impaired loans	303	207	189	212	173	410	256	181	161	231	14	–	–	20	1
Allowance for credit losses on performing loans (3)	1,323	740	689	799	833	1,225	630	574	641	687	28	17	6	–	–
Allowance for credit losses	1,626	947	878	1,011	1,006	1,635	886	755	802	918	42	17	6	20	1
Coverage Ratios
Allowance for credit losses on impaired loans as a % of gross impaired loans and acceptances
Total	22.6	22.6	25.7	26.7	22.0	18.5	14.9	15.1	11.7	14.5	16.7	–	–	40.0	50.0
Consumer	24.2	25.4	27.0	24.1	22.4	6.3	7.0	10.0	10.6	11.1	–	–	–	–	–
Business and government	21.9	19.4	23.9	29.9	21.6	20.7	17.2	18.3	12.3	16.5	16.7	–	–	40.0	50.0

(1)	Segmented credit information by geographic area is based upon country of ultimate risk.
(2)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 in 2018 has been applied prospectively.
(3)	Excludes provision for credit losses on other assets.
(4)	Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).
(5)	Amounts exclude allowance for credit losses included in Other Liabilities.

un – unavailable

134	BMO Financial Group 203rd Annual Report 2020

Total
2020	2019	2018	2017	2016

949	955	1,006	849	1,007
1,145	915	912	1,265	1,045
2,094	1,870	1,918	2,114	2,052

887	471	407	468	340
2,050	404	250	278	431
2,937	875	657	746	771

180	224	202	215	189
72	66	59	50	154
252	290	261	265	343

(664)	(664)	(640)	(658)	(654)
(716)	(203)	(297)	(296)	(349)
(1,380)	(867)	(937)	(954)	(1,003)

(62)	(37)	(20)	(33)	(33)
(27)	(37)	(9)	(142)	(16)
(89)	(74)	(29)	(175)	(49)

1,290	949	955	841	849
2,524	1,145	915	1,155	1,265
3,814	2,094	1,870	1,996	2,114
0.24	0.13	0.17	0.19	0.19

Total
2020	2019	2018	2017	2016

16	17	19	24	33
105	136	143	136	123
121	153	162	160	156
606	310	208	233	249
727	463	370	393	405
2,576	1,387	1,269	1,440	1,520
3,303	1,850	1,639	1,833	1,925

20.0	17.6	19.1	17.7	17.0
16.2	17.3	18.1	16.9	15.7
21.0	17.7	20.0	18.3	17.9

BMO Financial Group 203rd Annual Report 2020	135

SUPPLEMENTAL INFORMATION

Table 14: Allowance for Credit Losses on Impaired Loans – Segmented Information

($ millions) As at October 31	2020	2019	2018	2017	2016
Business and Government Allowance for Credit Losses on Impaired Loans by Industry
Commercial real estate	11	9	8	15	13
Construction (non-real estate)	18	8	16	14	4
Retail trade	53	11	17	14	12
Wholesale trade	35	52	23	17	31
Agriculture	36	22	16	11	19
Communications	8	7	–	–	1
Financing products	–	–	–	–	–
Manufacturing	67	35	20	51	36
Mining	10	–	–	–	1
Oil and gas	184	48	17	42	45
Transportation	32	30	31	13	9
Utilities	–	–	–	2	3
Forest products	5	–	1	1	1
Service industries	132	79	46	51	50
Financial	7	3	1	2	10
Government	1	1	–	–	–
Other	7	5	12	–	14
Total business and government (1)	606	310	208	233	249

Table 15: Provision for Credit Losses – Segmented Information

($ millions) For the year ended October 31	2020	2019	2018	2017	2016
Consumer
Residential mortgages	17	16	19	11	24
Cards	261	246	216	232	232
Consumer instalment and other personal loans	226	201	231	232	246
Total consumer	504	463	466	475	502
Business and Government
Commercial real estate	6	5	(2)	(4)	(16)
Construction (non-real estate)	70	1	–	25	15
Retail trade	73	(2)	10	29	13
Wholesale trade	22	54	18	24	11
Agriculture	30	27	37	31	56
Communications	1	7	–	(1)	2
Financing products	–	–	–	–	–
Manufacturing	128	25	20	28	29
Mining	10	–	–	–	20
Oil and gas	293	51	(25)	9	105
Transportation	116	67	74	108	56
Utilities	1	1	(2)	–	3
Forest products	6	–	(1)	–	(1)
Service industries	243	68	87	102	21
Financial	(6)	(35)	(4)	(3)	(7)
Government	–	1	–	–	–
Other	25	18	22	(1)	(38)
Total business and government	1,018	288	234	347	269
Total provision for credit losses on impaired loans	1,522	751	700	822	771
Provision for credit losses on performing loans (2)	1,431	121	(38)	(76)	–
	2,953	872	662	746	771
Performance Ratios (%)
PCL to average net loans and acceptances	0.63	0.20	0.17	0.20	0.22
PCL on impaired loans to segmented average net loans and acceptances
Consumer	0.25	0.24	0.25	0.26	0.28
Business and government	0.39	0.12	0.12	0.18	0.15
PCL on impaired loans to average net loans and acceptances	0.33	0.17	0.18	0.22	0.22

(1)	Amounts exclude allowance for credit losses included in Other Liabilities.
(2)	Prior periods have not been restated to reflect the adoption of IFRS 9 in 2018. The adoption of IFRS 9 in 2018 has been applied prospectively.

136	BMO Financial Group 203rd Annual Report 2020

Table 16: Average Deposits

	2020		2019		2018
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	35,643	0.82	24,211	1.18	20,874	0.86
Demand deposits – non-interest bearing	56,936	–	47,849	–	45,967	–
Payable after notice	101,870	0.63	86,531	1.24	81,941	0.84
Payable on a fixed date	194,456	1.86	173,337	2.33	150,583	1.97
Total deposits booked in Canada	388,905	1.17	331,928	1.63	299,365	1.28
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries (1)	20,927	1.07	23,563	2.41	24,596	1.92
Governments and institutions in the United States and other countries	8,852	0.91	12,253	1.97	10,014	1.49
Other demand deposits	16,321	0.27	14,484	0.86	13,858	0.30
Other deposits payable after notice or on a fixed date	194,096	0.69	164,540	1.38	150,513	1.05
Total deposits booked in the United States and other countries	240,196	0.70	214,840	1.49	198,981	1.13
Total average deposits	629,101	0.99	546,768	1.58	498,346	1.22

As at October 31, 2020, 2019 and 2018: deposits by foreign depositors in our Canadian bank offices amounted to $52,433 million, $46,766 million and $48,592 million, respectively; total deposits payable after notice included $51,536 million, $39,382 million and $34,754 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $26,727 million, $25,098 million and $28,927 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

(1)	Includes regulated and central banks.

BMO Financial Group 203rd Annual Report 2020	137

Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the bank) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (MD&A) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC) in the United States. The financial statements also comply with the provisions of the Bank Act (Canada) and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 Continuous Disclosure Obligations of the CSA.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

As of October 31, 2020, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2020 is set forth on page 144.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

Darryl White	Thomas E. Flynn	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 1, 2020

138	BMO Financial Group 203rd Annual Report 2020

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140	BMO Financial Group 203rd Annual Report 2020

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BMO Financial Group 203rd Annual Report 2020	141

Report of Independent Registered Public Accounting Firm

To the Shareholders of Bank of Montreal

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Bank of Montreal (the Bank) as at October 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended

October 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 1, 2020 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Allowances for Credit Losses for Loans

As discussed in Notes 1 and 4 to the consolidated financial statements, the Bank’s allowance for credit losses (ACL) as at October 31, 2020 was $3,814 million. The Bank’s ACL consists of allowances for impaired loans and allowances for performing loans (APL), both calculated under the IFRS 9 Financial Instruments expected credit losses framework. APL is calculated for each exposure in the loan portfolio as a function of the key modelled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing APL, the Bank’s methodology attaches probability weightings to three economic scenarios, which represent the Bank’s judgment about a range of forecast economic variables – a base case scenario being the Bank’s view of the most probable outcome, as well as benign and adverse scenarios. Where there has been a significant increase in credit risk, lifetime APL is recorded; otherwise 12 months of APL is generally recorded. The Bank’s methodology for determining significant increase in credit risk is based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios as well as certain other criteria, such as 30-day past due and watchlist status. The Bank uses experienced credit judgment (ECJ) to reflect factors not captured in the results produced by the APL models.

We identified the assessment of the ACL for loans as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the Bank’s key modelled inputs, methodology and judgments and their resulting impact on the APL, as described above, including impacts of the COVID-19 pandemic. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s APL process, with the involvement of credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modelled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also tested the controls over the Bank’s APL process related to loan reviews for determination of loan risk grades for wholesale loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modelled inputs and APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modelled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays

142	BMO Financial Group 203rd Annual Report 2020

to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management’s judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank’s borrower risk rating scale, and compared that to the Bank’s assigned loan risk grade.

Assessment of the Measurement of the Fair Value of Certain Securities

As discussed in Notes 1, 3 and 17 to the consolidated financial statements, the Bank’s securities portfolio included $184,809 million of securities as at October 31, 2020 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models and third-party net asset valuations (NAVs) that use significant unobservable market information. Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities are NAVs and prepayment rates.

We identified the assessment of the measurement of the fair value of certain securities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to the 1) review of third-party NAVs, 2) independent price verification, and 3) assessment of fair value hierarchy classification. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, for which prepayment rates are used in valuation, by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank. For a selection of securities, we compared the NAVs to external information.

Assessment of Income Tax Uncertainties

As discussed in Notes 1 and 22 to the consolidated financial statements, in determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a critical audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the 1) identification of tax uncertainties based on interpretation of tax legislation, case law and administrative positions, and 2) determination of the best estimate of the provision required, if any. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in 1) evaluating, based on their knowledge and experience, the Bank’s interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, 2) reading advice obtained by the Bank from external specialists and evaluating its impact on the Bank’s provision, if necessary, and 3) reading correspondence with taxation authorities and evaluating its impact on the Bank’s provision, if necessary.

Assessment of Insurance-related Liabilities

As discussed in Notes 1 and 14 to the consolidated financial statements, the Bank’s insurance-related liabilities as at October 31, 2020 were $12,441 million. The Bank determines the liabilities for life insurance contracts by applying the Canadian Asset Liability Method for Insurance Contracts, which incorporates best-estimate assumptions. Certain significant assumptions include mortality, policy lapses and future investment yields.

We identified the assessment of insurance-related liabilities as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant assumptions. Significant and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. With the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of internal control over assessment of the significant assumptions. We involved these actuarial professionals also in testing the significant assumptions by examining the Bank’s internal and external experience studies for policy lapses and mortality, and examining management’s calculations and comparing certain inputs into the future investment yields to externally available data.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank’s auditor since 2004 and as joint auditor for the prior 12 years.

Toronto, Canada

December 1, 2020

BMO Financial Group 203rd Annual Report 2020	143

Report of Independent Registered Public Accounting Firm

To the Shareholders of Bank of Montreal

Opinion on Internal Control over Financial Reporting

We have audited Bank of Montreal’s internal control over financial reporting as of October 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, Bank of Montreal (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Bank as at October 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively, the consolidated financial statements) and our report dated December 1, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting, on page 121 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2020

144	BMO Financial Group 203rd Annual Report 2020

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2020	2019	2018
Interest, Dividend and Fee Income
Loans	$17,945	$19,824	$16,275
Securities (Note 3) (1)	4,980	5,541	4,119
Deposits with banks	390	787	641
	23,315	26,152	21,035
Interest Expense
Deposits	6,239	8,616	6,080
Subordinated debt	265	279	226
Other liabilities (Note 14)	2,840	4,369	3,291
	9,344	13,264	9,597
Net Interest Income	13,971	12,888	11,438
Non-Interest Revenue
Securities commissions and fees	1,036	1,023	1,025
Deposit and payment service charges	1,221	1,204	1,134
Trading revenues (Note 17)	15	298	705
Lending fees	1,295	1,192	997
Card fees	358	437	428
Investment management and custodial fees	1,807	1,747	1,749
Mutual fund revenues	1,417	1,419	1,473
Underwriting and advisory fees	1,070	975	943
Securities gains, other than trading (Note 3)	124	249	239
Foreign exchange gains, other than trading	127	166	182
Insurance revenue	2,178	3,183	1,879
Investments in associates and joint ventures	161	151	167
Other	406	551	546
	11,215	12,595	11,467
Total Revenue	25,186	25,483	22,905
Provision for Credit Losses (Note 4)	2,953	872	662
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities (Note 14)	1,708	2,709	1,352
Non-Interest Expense
Employee compensation (Notes 20 and 21)	7,944	8,423	7,461
Premises and equipment (Note 9)	3,202	2,988	2,753
Amortization of intangible assets (Note 11)	620	554	503
Travel and business development	384	545	519
Communications	304	296	282
Professional fees	555	568	572
Other	1,168	1,256	1,387
	14,177	14,630	13,477
Income Before Provision for Income Taxes	6,348	7,272	7,414
Provision for income taxes (Note 22)	1,251	1,514	1,961
Net Income	$5,097	$5,758	$5,453
Earnings Per Common Share (Canadian $) (Note 23)
Basic	$7.56	$8.68	$8.19
Diluted	7.55	8.66	8.17
Dividends per common share	4.24	4.06	3.78

(1)

Includes interest income on securities measured at fair value through other comprehensive income and amortized cost, calculated using the effective interest rate method, of $1,532 million for the year ended October 31, 2020 ($1,853 million for the year ended October 31, 2019 and $1,290 million for the year ended October 31, 2018).

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Darryl White	Jan Babiak
Chief Executive Officer	Chair, Audit and Conduct Review Committee

BMO Financial Group 203rd Annual Report 2020	145

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2020	2019	2018
Net Income	$5,097	$5,758	$5,453
Other Comprehensive Income (Loss), net of taxes (Note 22)
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	410	412	(251)
Reclassification to earnings of (gains) in the year	(81)	(72)	(65)
	329	340	(316)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the year	1,513	1,444	(1,228)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges	(47)	143	336
	1,466	1,587	(892)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	373	(11)	417
Unrealized (losses) on hedges of net foreign operations	(96)	(13)	(155)
	277	(24)	262
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans	(255)	(552)	261
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(28)	75	(24)
Unrealized gains on fair value through OCI equity securities arising during the year	–	1	–
	(283)	(476)	237
Other Comprehensive Income (Loss), net of taxes (Note 22)	1,789	1,427	(709)
Total Comprehensive Income	$6,886	$7,185	$4,744

The accompanying notes are an integral part of these consolidated financial statements.

146	BMO Financial Group 203rd Annual Report 2020

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2020	2019
Assets
Cash and Cash Equivalents (Note 2)	$57,408	$48,803
Interest Bearing Deposits with Banks (Note 2)	9,035	7,987
Securities (Note 3)
Trading	97,834	85,903
Fair value through profit or loss	13,568	13,704
Fair value through other comprehensive income	73,407	64,515
Debt securities at amortized cost	48,466	24,472
Investments in associates and joint ventures	985	844
	234,260	189,438
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	111,878	104,004
Loans (Notes 4 and 6)
Residential mortgages	127,024	123,740
Consumer instalment and other personal	70,148	67,736
Credit cards	7,889	8,859
Business and government	243,246	227,609
	448,307	427,944
Allowance for credit losses (Note 4)	(3,303)	(1,850)
	445,004	426,094
Other Assets
Derivative instruments (Note 8)	36,815	22,144
Customers’ liability under acceptances (Note 12)	13,493	23,593
Premises and equipment (Notes 1 and 9)	4,183	2,055
Goodwill (Note 11)	6,535	6,340
Intangible assets (Note 11)	2,442	2,424
Current tax assets	1,260	1,165
Deferred tax assets (Note 22)	1,473	1,568
Other (Note 12)	25,475	16,580
	91,676	75,869
Total Assets	$949,261	$852,195
Liabilities and Equity
Deposits (Note 13)	$659,034	$568,143
Other Liabilities
Derivative instruments (Note 8)	30,375	23,598
Acceptances (Note 14)	13,493	23,593
Securities sold but not yet purchased (Note 14)	29,376	26,253
Securities lent or sold under repurchase agreements (Note 6)	88,658	86,656
Securitization and structured entities’ liabilities (Notes 6 and 7)	26,889	27,159
Current tax liabilities	126	55
Deferred tax liabilities (Note 22)	108	60
Other (Notes 1 and 14)	36,193	38,607
	225,218	225,981
Subordinated Debt (Note 15)	8,416	6,995
Equity
Preferred shares and other equity instruments (Note 16)	6,598	5,348
Common shares (Note 16)	13,430	12,971
Contributed surplus	302	303
Retained earnings (Note 1)	30,745	28,725
Accumulated other comprehensive income	5,518	3,729
Total Equity	56,593	51,076
Total Liabilities and Equity	$949,261	$852,195

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 203rd Annual Report 2020	147

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2020	2019	2018
Preferred Shares and Other Equity Instruments (Note 16)
Balance at beginning of year	$5,348	$4,340	$4,240
Issued during the year	1,250	1,008	400
Redeemed during the year	–	–	(300)
Balance at End of Year	6,598	5,348	4,340
Common Shares (Note 16)
Balance at beginning of year	12,971	12,929	13,032
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	471	–	–
Issued under the Stock Option Plan	40	62	99
Repurchased for cancellation or for treasury shares	(52)	(20)	(202)
Balance at End of Year	13,430	12,971	12,929
Contributed Surplus
Balance at beginning of year	303	300	307
Stock option expense, net of options exercised (Note 20)	(1)	–	(12)
Other	–	3	5
Balance at End of Year	302	303	300
Retained Earnings
Balance at beginning of year	28,725	25,850	23,700
Impact from adopting IFRS 16 (Note 1)	(59)	na	na
Impact from adopting IFRS 9 (Note 1)	na	na	99
Net income	5,097	5,758	5,453
Dividends on preferred shares and distributions payable on other equity instruments (Note 16)	(247)	(211)	(184)
Dividends on common shares (Note 16)	(2,723)	(2,594)	(2,424)
Equity issue expense	(3)	(8)	(5)
Common shares repurchased for cancellation (Note 16)	–	(70)	(789)
Net discount on sale of treasury shares	(45)	–	–
Balance at End of Year	30,745	28,725	25,850
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes (Note 22)
Balance at beginning of year	26	(315)	56
Impact from adopting IFRS 9 (Note 1)	na	na	(55)
Unrealized gains (losses) on fair value through OCI debt securities arising during the year	410	412	(251)
Unrealized gains on fair value through OCI equity securities arising during the year	–	1	–
Reclassification to earnings of (gains) during the year	(81)	(72)	(65)
Balance at End of Year	355	26	(315)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes (Note 22)
Balance at beginning of year	513	(1,074)	(182)
Gains (losses) on derivatives designated as cash flow hedges arising during the year (Note 8)	1,513	1,444	(1,228)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the year	(47)	143	336
Balance at End of Year	1,979	513	(1,074)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes (Note 22)
Balance at beginning of year	3,703	3,727	3,465
Unrealized gains (losses) on translation of net foreign operations	373	(11)	417
Unrealized (losses) on hedges of net foreign operations	(96)	(13)	(155)
Balance at End of Year	3,980	3,703	3,727
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes (Note 22)
Balance at beginning of year	(383)	169	(92)
Gains (losses) on remeasurement of pension and other employee future benefit plans (Note 21)	(255)	(552)	261
Balance at End of Year	(638)	(383)	169
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes (Note 22)
Balance at beginning of year	(130)	(205)	(181)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(28)	75	(24)
Balance at End of Year	(158)	(130)	(205)
Total Accumulated Other Comprehensive Income	5,518	3,729	2,302
Total Equity	$56,593	$51,076	$45,721

na – not applicable due to IFRS 9 adoption on November 1, 2017 or IFRS 16 adoption on November 1, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

148	BMO Financial Group 203rd Annual Report 2020

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2020	2019	2018
Cash Flows from Operating Activities
Net Income	$5,097	$5,758	$5,453
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading (Note 3)	2	1	1
Net (gain) on securities, other than trading (Note 3)	(126)	(250)	(240)
Net (increase) decrease in trading securities	(10,276)	13,816	(2,650)
Provision for credit losses (Note 4)	2,953	872	662
Change in derivative instruments – (Increase) decrease in derivative asset	(12,229)	6,902	6,069
– Increase (decrease) in derivative liability	5,614	(3,774)	(7,481)
Amortization of premises and equipment (Note 9)	801	435	400
Amortization of other assets	197	216	224
Amortization of intangible assets (Note 11)	620	554	503
Net decrease in deferred income tax asset (Note 22)	111	483	832
Net increase (decrease) in deferred income tax liability (Note 22)	26	(15)	2
Net (increase) decrease in current income tax asset	(55)	354	(232)
Net increase (decrease) in current income tax liability	62	6	(87)
Change in accrued interest – (Increase) decrease in interest receivable	178	(299)	(366)
– Increase (decrease) in interest payable	(352)	313	337
Changes in other items and accruals, net	(6,022)	(1,255)	2,078
Net increase in deposits	88,341	48,009	34,138
Net (increase) in loans	(20,420)	(43,381)	(23,089)
Net increase (decrease) in securities sold but not yet purchased	2,972	(2,524)	2,004
Net increase in securities lent or sold under repurchase agreements	824	20,358	452
Net (increase) in securities borrowed or purchased under resale agreements	(7,104)	(19,396)	(2,958)
Net increase (decrease) in securitization and structured entities’ liabilities	(378)	2,120	1,860
Net Cash Provided by Operating Activities	50,836	29,303	17,912
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(8,113)	(1,227)	2,203
Proceeds from issuance of covered bonds (Note 13)	4,425	4,168	2,706
Redemption/buyback of covered bonds (Note 13)	(6,231)	(3,765)	(567)
Proceeds from issuance of subordinated debt (Note 15)	1,250	1,000	2,685
Repayment of subordinated debt (Note 15)	–	(1,000)	(900)
Proceeds from issuance of preferred shares and other equity instruments net of issuance cost (Note 16)	1,247	1,000	395
Redemption of preferred shares (Note 16)	–	–	(300)
Net proceeds from issuance (repurchase) of common shares and sale (purchase) of treasury shares	(76)	54	88
Common shares repurchased for cancellation (Note 16)	–	(90)	(991)
Cash dividends and distributions paid	(2,475)	(2,752)	(2,582)
Repayment of lease liabilities (1)	(331)	na	na
Net Cash Provided by (Used in) Financing Activities	(10,304)	(2,612)	2,737
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(979)	329	(1,648)
Purchases of securities, other than trading	(86,659)	(63,496)	(46,749)
Maturities of securities, other than trading	19,982	13,154	14,754
Proceeds from sales of securities, other than trading	36,900	31,561	23,561
Premises and equipment – net (purchases) (Note 9)	(399)	(478)	(330)
Purchased and developed software – net (purchases) (Note 11)	(633)	(650)	(556)
Acquisitions (Note 10)	(186)	–	(365)
Net Cash (Used in) Investing Activities	(31,974)	(19,580)	(11,333)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	47	(450)	227
Net increase in Cash and Cash Equivalents	8,605	6,661	9,543
Cash and Cash Equivalents at Beginning of Year	48,803	42,142	32,599
Cash and Cash Equivalents at End of Year (Note 2)	$57,408	$48,803	$42,142
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the year (2)	$9,679	$12,956	$9,249
Income taxes paid in the year	$1,537	$1,209	$1,261
Interest received in the year	$21,576	$23,966	$18,867
Dividends received in the year	$1,856	$1,740	$1,736

(1)	Prior to adoption of IFRS 16, repayments of lease liabilities were included in Net Cash Provided by Operating Activities.

(2)	Includes dividends paid on securities sold but not yet purchased.

na – not applicable.

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 203rd Annual Report 2020	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

Bank of Montreal (the bank or BMO) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint-Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI).

Our consolidated financial statements have been prepared on a historic cost basis, except for the revaluation of the following items: assets and liabilities held for trading; financial assets and liabilities measured or designated at fair value through profit or loss (FVTPL); financial assets measured or designated at fair value through other comprehensive income (FVOCI); financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 1, 2020.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2020. We conduct business through a variety of corporate structures, including subsidiaries, structured entities (SEs), associates and joint ventures. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. We also hold interests in SEs, which we consolidate when we control the SEs. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures, which are entities where we exercise joint control through an agreement with other shareholders. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of investee net income or loss, including other comprehensive income or loss. Additional information regarding accounting for investments in associates and joint ventures is included in Note 3.

Significant Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gains (losses) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.

Foreign currency translation gains and losses on equity securities measured at FVOCI that are denominated in foreign currencies are included in accumulated other comprehensive income on FVOCI equity securities, net of taxes, in our Consolidated Statement of Changes in Equity. All other foreign currency translation gains and losses are included in foreign exchange gains, other than trading, in our Consolidated Statement of Income as they arise.

150	BMO Financial Group 203rd Annual Report 2020

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in non-interest revenue in our Consolidated Statement of Income. Changes in the fair value of derivative contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on derivatives designated as cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.

Revenue

Dividend Income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income

Securities commissions and fees are earned in Wealth Management and Capital Markets on brokerage transactions executed for customers, generally as a fixed fee per share traded, where the commissions and related clearing expense are recognized on trade date. There are also fees based on a percentage of the customer’s portfolio holdings that entitle clients to investment advice and a certain number of trades which are recorded over the period to which they relate.

Deposit and payment service charges are primarily earned in Personal and Commercial Banking and include monthly account maintenance fees and other activity-based fees earned on deposit and cash management services. Fees are recognized over time when account maintenance and cash management services are provided, or at a point in time when an income-generating activity is performed.

Card fees arise in Personal and Commercial Banking and primarily include interchange income, late fees and annual fees. Card fees are recorded when the related services are provided, except for annual fees, which are recorded evenly throughout the year. Interchange income is calculated as a percentage of the transaction amount and/or a fixed price per transaction as established by the payment network and is recognized when the card transaction is settled. Reward costs for our cards are recorded as a reduction in card fees.

Investment management and custodial fees are earned in Wealth Management and are based primarily on the balance of assets under management or assets under administration, as at the period end, for investment management, custodial, estate and trustee services provided. Fees are recorded over the period the services are performed.

Mutual fund revenues arise in Wealth Management and are earned on fund management services which are primarily calculated and recorded based on a percentage of the fund’s net asset value. The fees are recorded over the period the services are performed.

Underwriting and advisory fees are earned in Capital Markets and arise from securities offerings in which we act as an underwriter or agent, structuring and administering loan syndications, and fees earned from providing merger-and-acquisition services and structuring advice. Underwriting and advisory fees are generally recognized when the services are completed.

Leases

We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership.

As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.

Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the life of the lease in non-interest expense, other, in our Consolidated Statement of Income.

Refer to Note 9 for our policy on lessee accounting.

Assets Held-for-Sale

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest revenue, other, in our Consolidated Statement of Income.

Changes in Accounting Policies

Leases

Effective November 1, 2019, we adopted IFRS 16 Leases (IFRS 16) whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. There were minimal changes to the accounting from the lessor’s perspective.

The main impact for the bank is recording leases related to real estate on the balance sheet. Previously, most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements.

On transition, we calculated the right-of-use asset as if we had always applied IFRS 16 for a selection of leases and for the remaining leases, we set the right-of-use asset equal to the lease liability. We will continue to record lease expense for low dollar value leases over the lease term with no corresponding right-of-use asset or lease liability. In addition, we combined lease and non-lease components (for example maintenance and utilities that have fixed payments) in the calculation of right-of-use assets and lease liabilities when applicable. We elected to exclude intangibles from the scope of lease accounting.

On transition, we recognized the cumulative effect of adopting IFRS 16 in opening retained earnings as at November 1, 2019 with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).

BMO Financial Group 203rd Annual Report 2020	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out a reconciliation of our operating lease commitments, as disclosed under IAS 17 Leases as at October 31, 2019, which were used to derive the lease liabilities as at November 1, 2019.

(Canadian $ in millions)	November 1, 2019
Operating lease commitments at October 31, 2019 as disclosed in our consolidated financial statements	3,800
Discounted using the incremental borrowing rate at November 1, 2019	(310)
Finance lease liabilities recognized as at October 31, 2019	41
Exemption for low-value asset leases	(13)
Extension and termination options reasonably certain to be exercised	37
Executory costs not included in the lease liability	(166)
Leases signed but not yet started	(1,222)
Lease liabilities recognized at November 1, 2019	2,167

When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at November 1, 2019. The weighted-average rate applied was 2.52%.

Uncertainty Over Income Tax Treatments

Effective November 1, 2019, we adopted IFRIC 23 Uncertainty Over Income Tax Treatments. The interpretation clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation had no impact on our financial results on adoption.

Interbank Offered Rate (IBOR) Reform – Phase 1 Amendments

Under IBOR reform, certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity during the transition from IBORs to alternative rates. Banks will cease rate submissions for the calculation of the London Interbank Offered Rates (LIBOR) after December 31, 2021.

Effective November 1, 2019, we early adopted the IASB’s Phase 1 amendments to IAS 39 Financial instruments: recognition and measurement (IAS 39) and IFRS 7 Financial instruments: disclosures (IFRS 7), which provide hedge accounting relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark which are the basis for cash flows of the hedged item and the hedging instrument are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements solely as a result of IBOR reform.

Application of these amendments will end at the earlier of the discontinuation of the impacted hedge relationship and when there is no longer uncertainty arising from IBOR reform over the timing and amount of IBOR-based cash flows.

In order to manage the transition from IBORs to alternative rates, our enterprise-wide IBOR Transition Office is evaluating potential changes to market infrastructures on our risk framework, models, systems and processes, and reviewing legal documents to ensure the bank is prepared prior to the cessation of IBORs. We will apply judgment with respect to the need for new or revised hedging relationships; however, given market uncertainty, the assessment of the impact on the bank’s hedging relationships and its mitigation plans are still in progress. The notional amount of the derivatives likely subject to IBOR reform designated as hedging instruments that mature after December 31, 2021 on adoption of the Phase 1 amendments as at November 1, 2019 was $85,727 million of USD LIBOR and $759 million of GBP LIBOR. The notional amount excludes derivatives referencing interest rate benchmarks in multi-rate jurisdictions, including the Canadian Dollar Offered Rate and Euro Interbank Offered Rate. We provide disclosure on our current hedging relationships and the notional amount of derivatives likely subject to IBOR reform in Note 8.

Revenue

Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15). We elected to retrospectively present prior periods as if IFRS 15 had always been applied. Under IFRS 15, the primary impact is the reclassification of amounts within the Consolidated Statement of Income. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we now record the reimbursement in non-interest revenue. Previously, these reimbursements were recorded as a reduction in the related expense. There is minimal impact to net income as IFRS 15 does not require discounting of loyalty reward liabilities and we now amortize the costs to obtain card customers, which were previously expensed as incurred.

The following table summarizes the impacts of applying IFRS 15 in our 2018 Consolidated Statement of Income:

(Canadian $ in millions)	2018
Increase (decrease) in
Non-Interest Revenue
Securities commissions and fees	(4)
Deposit and payment service charges	(10)
Card fees	(136)
Investment management and custodial fees	7
Underwriting and advisory fees	7
Other	4
(132)
Non-Interest Expense
Employee compensation	2
Travel and business development	(154)
Professional fees	8
Other	8
(136)
Provision for income taxes	1
Net Income	3

152	BMO Financial Group 203rd Annual Report 2020

Financial Instruments

Effective November 1, 2017, we adopted IFRS 9 Financial Instruments (IFRS 9), which replaced IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 addresses impairment, classification and measurement, and hedge accounting. The impact to equity at November 1, 2017 was an increase of $70 million ($44 million after tax) related to the impairment requirements of the standard.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions, including legal proceedings and restructuring charges; and leases. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs, as discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the outbreak, will have on the Canadian and U.S. economies and the bank’s business remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at October 31, 2020.

Allowance for Credit Losses

The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as 30-day past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. In cases where borrowers have opted to participate in payment deferral programs we offered in response to the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk, consistent with OSFI guidance.

The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States (U.S.) and regional markets where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts which are probability-weighted in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.

Additional information regarding the allowance for credit losses is included in Note 4.

Financial Instruments Measured at Fair Value

Fair value measurement techniques are used to value various financial assets and financial liabilities, and are also used in performing impairment testing on certain non-financial assets.

Additional information regarding our fair value measurement techniques is included in Note 17.

Pension and Other Employee Future Benefits

Our pension and other employee future benefit expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.

Pension and other employee future benefit expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates for all of our plans using high-quality AA rated corporate bond yields with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 21.

Impairment of Securities

We review investments in associates and joint ventures at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. For these equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

Debt securities measured at amortized cost or FVOCI are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at a 12-month expected credit loss.

Additional information regarding our accounting for debt securities measured at amortized cost or FVOCI and investments in associates and joint ventures, allowance for credit losses and the determination of fair value is included in Notes 3 and 17.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either our Consolidated Statement of Income or Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, record our estimate of the amount required to settle tax obligations.

BMO Financial Group 203rd Annual Report 2020	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that our deferred income tax assets will be realized. The factors used to assess the probability of realization are our past experience of income and capital gains, our forecast of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Additional information regarding our accounting for income taxes is included in Note 22.

Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (CGUs), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and value in use.

In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down.

Intangible assets with a definite life are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding goodwill and intangible assets is included in Note 11.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would result from a change in the assumption for future investment yields.

Additional information regarding insurance-related liabilities is included in Note 14.

Provisions

A provision, including for legal proceedings and restructuring charges, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amounts required to settle the obligation as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is included in Note 24.

Transfer of Assets and Consolidation of Structured Entities

We enter into transactions in which we transfer assets, typically mortgage loans, mortgage-backed securities, and credit card loans, to a structured entity or third party to obtain alternate sources of funding or as part of our trading activities. We assess whether substantially all of the risks and rewards of or control over the assets have been transferred to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize the assets and the related cash proceeds as secured financings in our Consolidated Balance Sheet.

For securitization vehicles sponsored by the bank, the vehicles typically have limited decision-making authority. The structure of these vehicles limits the activities they can undertake, the types of assets they can hold and how activities are funded. We control and consolidate these vehicles when we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

For certain investments in limited partnerships, we exercise judgment in determining whether we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.

Transferred assets are discussed in greater detail in Note 6 and structured entities are discussed in greater detail in Notes 7 and 20.

Leases

We enter into leases as a lessee for which we recognize a lease liability and a corresponding right-of-use asset. In calculating our lease liability and corresponding right-of-use asset, we assess whether a contract is a lease by determining if we have the right to control the asset based on our ability to make decisions or direct how and for what purpose the asset is used. We evaluate the lease term based on the terms of the lease contract, including any extension or termination options that we are reasonably certain to exercise based on the economic rationale underlying the decision. We make estimates in determining the incremental borrowing rate that is used to discount lease liabilities, based on our expected costs of secured borrowing for the lease term.

154	BMO Financial Group 203rd Annual Report 2020

Future Changes in IFRS

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework, which is effective for our fiscal year beginning November 1, 2020, will inform future standard-setting decisions but does not impact existing IFRS. We do not expect the Framework to have a significant impact on our accounting policies.

Insurance Contracts

In June 2020, the IASB issued amendments to IFRS 17 Insurance Contracts (IFRS 17), which included a deferral of the effective date, resulting in a new adoption date for the bank of November 1, 2023 instead of November 1, 2022. The amendments also simplify some requirements, such as excluding certain credit cards from the scope of IFRS 17 and providing a policy choice to exclude certain loan contracts from IFRS 17, allowing us to continue accounting for them as we do today. We continue to assess the impact of the standard on our future financial results.

IBOR Reform – Phase 2 amendments

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 Insurance Contracts as well as IFRS 16. While the Phase 1 amendments addressed the uncertainty that could arise in the period before IBOR transition, the Phase 2 amendments address issues that arise from implementation of IBOR reform, where IBOR are replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allow users to understand the effect of IBOR reform on the bank’s financial instruments and risk management strategy.

The Phase 2 amendments are effective for our fiscal year beginning November 1, 2021 with early adoption permitted. We are in the process of assessing the impact of these amendments on contracts in scope, including our IBOR-based financial instruments and hedge relationships.

Note 2: Cash and Interest Bearing Deposits with Banks

Cash and Cash Equivalents

(Canadian $ in millions)	2020	2019
Cash and deposits with banks (1)	55,926	47,598
Cheques and other items in transit, net	1,482	1,205
Total cash and cash equivalents	57,408	48,803

(1)	Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $111 million as at October 31, 2020 ($1,895 million in 2019).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities are divided into six types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities purchased for resale over a short period of time. Trading securities are recorded at fair value through profit or loss. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.

Fair value through profit or loss securities are measured at fair value, with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains, other than trading, except as noted below. This category includes the following:

Securities Designated at FVTPL

In order to qualify for this designation, the security must have reliably measurable fair values, and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for at either FVOCI or amortized cost.

BMO Financial Group 203rd Annual Report 2020	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss, since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the securities is recorded in non-interest revenue, insurance revenue, and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments of $11,148 million as at October 31, 2020 ($10,805 million as at October 31, 2019) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $281 million in non-interest revenue, insurance revenue, for the year ended October 31, 2020 (increase of $1,006 million and a decrease of $372 million for the years ended October 31, 2019 and 2018, respectively).

Securities Mandatorily Measured at FVTPL

Securities managed on a fair value basis, but not held for trading, or debt securities with cash flows that do not represent solely payments of principal and interest and equity securities not held for trading or designated at FVOCI are classified as FVTPL. The fair value of these investments of $2,420 million as at October 31, 2020 ($2,899 million as at October 31, 2019) is recorded in securities in our Consolidated Balance Sheet.

Debt securities at amortized cost are debt securities purchased with the objective of collecting contractual cash flows, and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method. Impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Debt securities at FVOCI are debt securities purchased with the objective of both collecting contractual cash flows and selling the securities. The securities’ cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and any resulting prepayment risk, changes in credit risk, changes in foreign currency risk or changes in funding sources or terms, or in order to meet liquidity needs.

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities, using the effective interest method.

Equity securities at FVOCI are equity securities for which we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to fair value through profit or loss. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

Investments in associates and joint ventures are accounted using the equity method of accounting. Investments in associates are those where we exert significant influence over operating and financing decisions; generally companies in which we own between 20% and 50% of the voting shares. Investments in joint ventures are where we have joint control. Our share of the net income or loss, including any impairment losses, are recorded in investments in associates and joint ventures in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant sections of our Consolidated Statement of Comprehensive Income.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to securities measured at FVOCI, which are recorded in other comprehensive income.

Impairment Review

Debt securities at amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of those determined to have low credit risk, where the allowance for credit losses is measured at a 12-month expected credit loss. A debt security is considered to have low credit risk if it has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations.

Debt securities at amortized cost totalling $48,466 million as at October 31, 2020 ($24,472 million as at October 31, 2019) are net of allowances for credit losses of $1 million as at October 31, 2020 ($1 million as at October 31, 2019).

Debt securities at FVOCI totalling $73,314 million as at October 31, 2020 ($64,434 million as at October 31, 2019) are net of allowances for credit losses of $4 million as at October 31, 2020 ($2 million as at October 31, 2019).

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Where market quotes are not available, we use estimation techniques to determine fair value. Additional information regarding fair value measurement techniques is included in Note 17.

156	BMO Financial Group 203rd Annual Report 2020

Remaining Term to Maturity of Securities

The following table shows the remaining term to maturities of securities.

(Canadian $ in millions, except as noted)	Term to maturity						2020	2019
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No maturity	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	1,658	2,502	2,727	2,739	1,274	–	10,900	8,330
Canadian provincial and municipal governments	1,768	1,063	678	1,153	3,673	–	8,335	7,527
U.S. federal government	1,403	2,560	1,981	2,253	221	–	8,418	8,763
U.S. states, municipalities and agencies	127	110	32	186	48	–	503	674
Other governments	1,156	500	481	246	133	–	2,516	1,585
NHA MBS, U.S. agency MBS and CMO (1)	95	186	138	183	11,695	–	12,297	11,046
Corporate debt	2,982	1,438	2,390	2,276	1,955	–	11,041	7,718
Trading loans	–	6	36	25	–	–	67	103
Corporate equity	–	–	–	–	–	43,757	43,757	40,157
Total trading securities	9,189	8,365	8,463	9,061	18,999	43,757	97,834	85,903
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	438	30	3	10	120	–	601	517
Canadian provincial and municipal governments	10	58	11	62	1,288	–	1,429	1,279
U.S. federal government	44	–	–	–	–	–	44	48
Other governments	–	42	52	–	–	–	94	49
NHA MBS, U.S. agency MBS and CMO (1)	1	2	–	–	–	–	3	5
Corporate debt	205	92	279	949	6,372	–	7,897	8,217
Corporate equity	–	–	–	–	–	3,500	3,500	3,589
Total FVTPL securities	698	224	345	1,021	7,780	3,500	13,568	13,704
FVOCI Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	9,002	6,299	6,481	458	–	–	22,240	11,876
Fair value	9,014	6,363	6,590	483	–	–	22,450	11,944
Yield (%)	1.20	1.63	1.54	1.99	–	–	1.44	1.72
Canadian provincial and municipal governments
Amortized cost	1,723	1,078	1,298	529	–	–	4,628	5,907
Fair value	1,727	1,111	1,356	553	–	–	4,747	6,012
Yield (%)	0.43	2.06	2.14	1.89	–	–	1.46	2.34
U.S. federal government
Amortized cost	908	3,494	4,644	7,835	–	–	16,881	15,363
Fair value	915	3,644	5,079	8,056	–	–	17,694	15,975
Yield (%)	1.45	2.18	2.52	1.09	–	–	1.73	2.42
U.S. states, municipalities and agencies
Amortized cost	592	1,202	1,085	1,162	1,091	–	5,132	4,091
Fair value	597	1,238	1,128	1,211	1,102	–	5,276	4,161
Yield (%)	1.98	2.28	2.00	2.15	1.35	–	1.96	2.58
Other governments
Amortized cost	1,997	3,149	1,714	362	–	–	7,222	7,179
Fair value	2,008	3,251	1,763	359	–	–	7,381	7,335
Yield (%)	1.20	2.13	1.28	1.34	–	–	1.63	2.38
NHA MBS (1)
Amortized cost	15	615	953	–	–	–	1,583	1,953
Fair value	15	633	981	–	–	–	1,629	1,970
Yield (%)	0.54	2.05	1.64	–	–	–	1.79	2.18
U.S. agency MBS and CMO (1)
Amortized cost	–	114	475	2,344	7,667	–	10,600	11,966
Fair value	–	117	507	2,440	7,839	–	10,903	12,030
Yield (%)	–	1.99	2.89	1.95	1.44	–	1.62	2.14
Corporate debt
Amortized cost	743	1,214	883	243	70	–	3,153	4,899
Fair value	739	1,243	933	247	72	–	3,234	5,007
Yield (%)	1.05	1.65	2.26	1.81	2.73	–	1.72	2.48
Corporate equity
Cost	–	–	–	–	–	90	90	79
Fair value	–	–	–	–	–	93	93	81
Total cost or amortized cost	14,980	17,165	17,533	12,933	8,828	90	71,529	63,313
Total fair value	15,015	17,600	18,337	13,349	9,013	93	73,407	64,515
Yield (%)	1.15	1.93	1.93	1.43	1.44	–	1.61	2.23
Amortized Cost Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	697	1,158	3,729	654	–	–	6,238	4,532
Fair value	694	1,165	3,743	658	–	–	6,260	4,534
Canadian provincial and municipal governments
Amortized cost	54	1,415	2,282	1,899	–	–	5,650	3,553
Fair value	39	1,434	2,321	1,912	–	–	5,706	3,576
U.S. federal government
Amortized cost	3,270	1,748	2,079	1,688	–	–	8,785	6,213
Fair value	3,269	1,751	2,088	1,697	–	–	8,805	6,214
Other governments
Amortized cost	133	769	498	80	–	–	1,480	1,049
Fair value	128	771	504	82	–	–	1,485	1,049
NHA MBS, U.S. agency MBS and CMO (1)
Amortized cost	229	223	2,175	3,926	18,216	–	24,769	8,274
Fair value	223	224	2,220	4,047	18,484	–	25,198	8,398
Corporate debt
Amortized cost	115	702	464	190	73	–	1,544	851
Fair value	102	712	473	193	75	–	1,555	851
Total amortized cost	4,498	6,015	11,227	8,437	18,289	–	48,466	24,472
Total fair value	4,455	6,057	11,349	8,589	18,559	–	49,009	24,622
Investments in associates and joint ventures
Carrying value	–	–	–	–	–	985	985	844
Total carrying value or amortized cost of securities	29,365	31,769	37,568	31,452	53,896	48,332	232,382	188,236
Total value of securities	29,400	32,204	38,372	31,868	54,081	48,335	234,260	189,438
Total by Currency (in Canadian $ equivalent)
Canadian dollar	17,347	14,758	19,506	9,492	14,578	24,863	100,544	85,905
U.S. dollar	9,584	17,300	18,575	22,214	39,300	18,822	125,795	100,573
Other currencies	2,469	146	291	162	203	4,650	7,921	2,960
Total securities	29,400	32,204	38,372	31,868	54,081	48,335	234,260	189,438

(1)

These amounts are supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

Yields in the table above are calculated using the cost of the security and the contractual interest rate associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. Actual maturities could differ, as issuers may have the right to call or prepay obligations.

BMO Financial Group 203rd Annual Report 2020	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)				2020				2019
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	22,240	211	1	22,450	11,876	72	4	11,944
Canadian provincial and municipal governments	4,628	119	–	4,747	5,907	106	1	6,012
U.S. federal government	16,881	844	31	17,694	15,363	617	5	15,975
U.S. states, municipalities and agencies	5,132	147	3	5,276	4,091	74	4	4,161
Other governments	7,222	168	9	7,381	7,179	158	2	7,335
NHA MBS	1,583	46	–	1,629	1,953	18	1	1,970
U.S. agency MBS and CMO	10,600	307	4	10,903	11,966	106	42	12,030
Corporate debt	3,153	91	10	3,234	4,899	110	2	5,007
Corporate equity	90	3	–	93	79	2	–	81
Total	71,529	1,936	58	73,407	63,313	1,263	61	64,515

Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest, Dividend and Fee Income

Interest, dividend and fee income has been included in our Consolidated Statement of Income as follows, excluding investments in associates and joint ventures and trading securities. Related income for trading securities is included under Trading-Related Revenue in Note 17.

(Canadian $ in millions)	2020	2019	2018
FVTPL	17	34	16
FVOCI	959	1,585	1,118
Amortized cost	573	268	172
Total	1,549	1,887	1,306

Non-Interest Revenue

Net gains and losses from securities, excluding net realized and unrealized gains on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2020	2019	2018
FVTPL securities	30	164	93
FVOCI securities (1)
Gross realized gains	109	209	363
Gross realized (losses)	(13)	(123)	(216)
Impairment losses	(2)	(1)	(1)
Securities gains, other than trading (2)	124	249	239

(1)	Gains (losses) are net of (losses) gains on hedge contracts.
(2)

The following amounts of income related to our insurance operations were included in non-interest revenue, insurance revenue, in our Consolidated Statement of Income: Interest, dividend and fee income of $416 million, $407 million and $354 million for the years ended October 31, 2020, 2019 and 2018, respectively; securities gains, other than trading, from FVOCI securities of $19 million, $11 million and $1 million for the years ended October 31, 2020, 2019 and 2018, respectively; and securities gains, other than trading, from securities designated at FVTPL of $281 million, $1,006 million and $(372) million for the years ended October 31, 2020, 2019 and 2018, respectively.

Gains and losses on trading securities are included in trading-related revenue in Note 17.

158	BMO Financial Group 203rd Annual Report 2020

Note 4: Loans and Allowance for Credit Losses

Loans

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method where the cash flows of those loans represent solely payments of principal and interest, otherwise those loans are measured at FVTPL. Where the loans are held with the objective of both collecting contractual cash flows and selling the loans, and the cash flows represent solely payments of principal and interest, these loans are measured at FVOCI. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to return or resell securities that we have borrowed or purchased, back to the original lender or seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

Lending fees primarily arise in Personal and Commercial Banking and Capital Markets. The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are calculated as a percentage of the facility balance at the end of the period. The fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees earned over the commitment period. Loan syndication fees are payable and included in lending fees at the time the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Impaired Loans

We classify a loan as impaired (Stage 3) when one or more loss events have occurred, such as bankruptcy, default or delinquency. Generally, consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the U.S., all consumer loans are generally written off when they are 180 days past due, except for non-real estate term loans, which are generally written off when they are 120 days past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in their entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continues to apply.

Loans are in default when the borrower is unlikely to pay its credit obligations in full without recourse by the bank, such as realizing security, or when the borrower’s payments are past due more than 90 days (180 days for credit card loans). Overdrafts are considered to be past due once the customer has breached an advised limit or has been advised of a limit smaller than currently outstanding or, in the case of retail overdrafts, has not brought the overdraft down to a $nil balance within a specified time period.

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate on the loan amount net of its related allowance. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized as interest income. Interest income on impaired loans of $96 million was recognized for the year ended October 31, 2020 ($80 million in 2019 and $67 million in 2018).

During the year ended October 31, 2020, we recorded a net loss of $46 million before tax (gains of $11 million in 2019 and $4 million in 2018) on the sale of impaired and written off loans.

Allowance for Credit Losses (ACL)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,814 million as at October 31, 2020 ($2,094 million in 2019), of which $3,303 million ($1,850 million in 2019) was recorded in loans and $511 million ($244 million in 2019) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

Allowance on Performing Loans

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering guidelines issued by OSFI.

Under the IFRS 9 ECL methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual impairment. We recognize a loss allowance at an amount generally equal to 12-month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record expected credit losses over the remaining life of performing financial assets which are considered to have experienced a significant increase in credit risk (Stage 2).

BMO Financial Group 203rd Annual Report 2020	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default (PD) between origination and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as 30-day past due and watchlist status.

For each exposure, ECL is a function of the PD, exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment to reflect factors not captured in ECL models.

PD represents the likelihood that a loan will not be repaid and will go into default in either a 12-month horizon for Stage 1 or a lifetime horizon for Stage 2. The PD for each individual instrument is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled based on historical data and represents an estimate of the outstanding amount of credit exposure at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historical data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable forward-looking supportable information about future economic conditions in determining the amount of expected losses. In assessing information about possible future economic conditions, we utilize multiple economic scenarios, including our base case, which represents, in our view, the most probable outcome, as well as benign and adverse forecasts, all of which are developed by our Economics group. Key economic variables used in the determination of the allowance for credit losses reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options, is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic.

Allowance on Impaired Loans

We maintain an allowance on individually identified impaired loans (Stage 3) of $727 million as at October 31, 2020 ($463 million as at October 31, 2019) on our gross impaired loans of $3,638 million as at October 31, 2020 ($2,629 million as at October 31, 2019), to reduce their carrying value to an expected recoverable amount of $2,911 million as at October 31, 2020 ($2,166 million as at October 31, 2019).

We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real estate properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages and consumer instalment and other personal loans are individually insignificant and may be assessed individually or collectively for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

Collectively assessed loans are grouped together by similar risk characteristics, such as type of instrument, geographic location, industry, type of collateral and term to maturity.

160	BMO Financial Group 203rd Annual Report 2020

Loans: Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at October 31, 2020 and 2019. Stage 1 represents those performing loans carried with up to a 12-month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	1	–	–	1	–	–	–	–
Very low	79,295	429	–	79,724	79,011	242	–	79,253
Low	24,490	2,481	–	26,971	20,853	2,821	–	23,674
Medium	11,560	6,461	–	18,021	13,651	4,578	–	18,229
High	172	446	–	618	124	397	–	521
Not rated	1,132	148	–	1,280	1,531	118	–	1,649
Impaired	–	–	409	409	–	–	414	414
Allowance for credit losses	51	75	16	142	15	32	17	64
Carrying amount	116,599	9,890	393	126,882	115,155	8,124	397	123,676
Loans: Consumer instalment and other personal
Exceptionally low	1,550	31	–	1,581	21,023	25	–	21,048
Very low	26,645	37	–	26,682	16,491	194	–	16,685
Low	20,935	585	–	21,520	9,894	346	–	10,240
Medium	10,324	4,334	–	14,658	10,510	4,264	–	14,774
High	429	1,470	–	1,899	397	1,423	–	1,820
Not rated	3,372	96	–	3,468	2,594	107	–	2,701
Impaired	–	–	340	340	–	–	468	468
Allowance for credit losses	134	429	105	668	82	318	136	536
Carrying amount	63,121	6,124	235	69,480	60,827	6,041	332	67,200
Loans: Credit cards (1)
Exceptionally low	2,252	–	–	2,252	2,418	–	–	2,418
Very low	1,106	15	–	1,121	1,214	16	–	1,230
Low	899	148	–	1,047	970	158	–	1,128
Medium	1,611	899	–	2,510	2,020	876	–	2,896
High	58	377	–	435	140	440	–	580
Not rated	524	–	–	524	606	1	–	607
Impaired	–	–	–	–	–	–	–	–
Allowance for credit losses	61	272	–	333	43	193	–	236
Carrying amount	6,389	1,167	–	7,556	7,325	1,298	–	8,623
Loans: Business and government (2)
Acceptable
Investment grade	127,525	3,242	–	130,767	134,587	1,028	–	135,615
Sub-investment grade	84,356	30,106	–	114,462	96,731	11,553	–	108,284
Watchlist	–	8,621	–	8,621	–	5,556	–	5,556
Impaired	–	–	2,889	2,889	–	–	1,747	1,747
Allowance for credit losses	510	1,044	606	2,160	263	441	310	1,014
Carrying amount	211,371	40,925	2,283	254,579	231,055	17,696	1,437	250,188
Commitments and financial guarantee contracts
Acceptable
Investment grade	138,141	1,628	–	139,769	134,920	884	–	135,804
Sub-investment grade	41,650	20,421	–	62,071	45,178	6,435	–	51,613
Watchlist	–	4,861	–	4,861	–	2,133	–	2,133
Impaired	–	–	1,261	1,261	–	–	324	324
Allowance for credit losses	211	288	12	511	119	103	22	244
Carrying amount (3)(4)	179,580	26,622	1,249	207,451	179,979	9,349	302	189,630

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

BMO Financial Group 203rd Annual Report 2020	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the continuity in the loss allowance, by product type, for the years ended October 31, 2020 and 2019. Transfers represent the amount of ECL that moved between stages during the year, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, and changes in economic forecasts and credit quality. Model changes includes new calculation models or methodologies.

(Canadian $ in millions)				2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of year	15	33	38	86	20	38	44	102
Transfer to Stage 1	25	(22)	(3)	–	27	(25)	(2)	–
Transfer to Stage 2	(3)	10	(7)	–	(2)	7	(5)	–
Transfer to Stage 3	–	(5)	5	–	–	(8)	8	–
Net remeasurement of loss allowance	6	70	22	98	(35)	26	15	6
Loan originations	14	–	–	14	7	–	–	7
Derecognitions and maturities	(3)	(6)	–	(9)	(2)	(4)	–	(6)
Model changes	(3)	(5)	–	(8)	–	–	–	–
Total Provision for Credit Losses (PCL) (1)	36	42	17	95	(5)	(4)	16	7
Write-offs (2)	–	–	(11)	(11)	–	–	(19)	(19)
Recoveries of previous write-offs	–	–	8	8	–	–	13	13
Foreign exchange and other	–	–	(26)	(26)	–	(1)	(16)	(17)
Balance as at end of year	51	75	26	152	15	33	38	86
Loans: Consumer instalment and other personal
Balance as at beginning of year	89	333	136	558	90	326	144	560
Transfer to Stage 1	189	(180)	(9)	–	174	(161)	(13)	–
Transfer to Stage 2	(25)	86	(61)	–	(18)	85	(67)	–
Transfer to Stage 3	(4)	(96)	100	–	(5)	(109)	114	–
Net remeasurement of loss allowance	(148)	315	196	363	(183)	232	167	216
Loan originations	49	–	–	49	48	–	–	48
Derecognitions and maturities	(18)	(38)	–	(56)	(16)	(40)	–	(56)
Model changes	16	33	–	49	–	–	–	–
Total PCL (1)	59	120	226	405	–	7	201	208
Write-offs (2)	–	–	(320)	(320)	–	–	(306)	(306)
Recoveries of previous write-offs	–	–	87	87	–	–	118	118
Foreign exchange and other	–	1	(24)	(23)	(1)	–	(21)	(22)
Balance as at end of year	148	454	105	707	89	333	136	558
Loans: Credit cards
Balance as at beginning of year	80	225	–	305	74	219	–	293
Transfer to Stage 1	152	(152)	–	–	107	(107)	–	–
Transfer to Stage 2	(32)	32	–	–	(21)	21	–	–
Transfer to Stage 3	(1)	(178)	179	–	(1)	(173)	174	–
Net remeasurement of loss allowance	(100)	429	82	411	(96)	288	72	264
Loan originations	18	–	–	18	20	–	–	20
Derecognitions and maturities	(6)	(25)	–	(31)	(4)	(24)	–	(28)
Model changes	(1)	(10)	–	(11)	–	–	–	–
Total PCL (1)	30	96	261	387	5	5	246	256
Write-offs (2)	–	–	(333)	(333)	–	–	(339)	(339)
Recoveries of previous write-offs	–	–	85	85	–	–	93	93
Foreign exchange and other	–	–	(13)	(13)	1	1	–	2
Balance as at end of year	110	321	–	431	80	225	–	305
Loans: Business and government
Balance as at beginning of year	338	496	311	1,145	298	408	209	915
Transfer to Stage 1	180	(172)	(8)	–	201	(187)	(14)	–
Transfer to Stage 2	(184)	195	(11)	–	(50)	65	(15)	–
Transfer to Stage 3	(8)	(285)	293	–	(1)	(66)	67	–
Net remeasurement of loss allowance	227	1,106	744	2,077	(214)	353	250	389
Loan originations	208	–	–	208	199	–	–	199
Derecognitions and maturities	(85)	(128)	–	(213)	(102)	(82)	–	(184)
Model changes	(30)	8	–	(22)	–	–	–	–
Total PCL (1)	308	724	1,018	2,050	33	83	288	404
Write-offs (2)	–	–	(716)	(716)	–	–	(203)	(203)
Recoveries of previous write-offs	–	–	72	72	–	–	66	66
Foreign exchange and other	12	38	(77)	(27)	7	5	(49)	(37)
Balance as at end of year	658	1,258	608	2,524	338	496	311	1,145
Total as at end of year	967	2,108	739	3,814	522	1,087	485	2,094
Comprised of: Loans	756	1,820	727	3,303	403	984	463	1,850
Other credit instruments (3)	211	288	12	511	119	103	22	244

(1)	Excludes PCL on other assets of $16 million for the year ended October 31, 2020 ($(3) million for the year ended October 31, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities on the Consolidated Balance Sheet.

162	BMO Financial Group 203rd Annual Report 2020

Loans and allowance for credit losses by geographic region as at October 31, 2020 and 2019 are as follows:

(Canadian $ in millions)	2020				2019
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount

By geographic region (1):
Canada	276,868	303	1,323	275,242	258,842	207	740	257,895
United States	160,192	410	1,225	158,557	158,454	256	630	157,568
Other countries	11,247	14	28	11,205	10,648	–	17	10,631
Total	448,307	727	2,576	445,004	427,944	463	1,387	426,094

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($22 million in 2019).
(3)	Excludes allowance for credit losses on performing loans of $499 million for other credit instruments, which is included in other liabilities ($222 million in 2019).

Impaired (Stage 3) loans, including the related allowances, as at October 31, 2020 and 2019 are as follows:

(Canadian $ in millions)			2020			2019
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)

Residential mortgages	409	16	393	414	17	397
Consumer instalment and other personal	340	105	235	468	136	332
Business and government (1)	2,889	606	2,283	1,747	310	1,437

Total	3,638	727	2,911	2,629	463	2,166

By geographic region (2):
Canada	1,343	303	1,040	914	207	707
United States	2,211	410	1,801	1,715	256	1,459
Other countries	84	14	70	–	–	–

Total	3,638	727	2,911	2,629	463	2,166

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $12 million for other credit instruments, which is included in other liabilities ($22 million in 2019).

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at October 31, 2020 and 2019.

(Canadian $ in millions)				2020				2019
	1 to 29 days	30 to 89 days	90 days or more	Total	1 to 29 days	30 to 89 days	90 days or more	Total
Residential mortgages	806	543	43	1,392	806	465	16	1,287
Credit card, consumer instalment and other personal	2,136	345	65	2,546	1,590	426	87	2,103
Business and government	180	330	22	532	351	207	59	617

Total	3,122	1,218	130	4,470	2,747	1,098	162	4,007

Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $53 million and $54 million as at October 31, 2020 and 2019, respectively.

ECL Sensitivity and Key Economic Variables

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.

As at October 31, 2020, the base case economic forecast used to calculate the allowance depicts a contracting Canadian economy with the U.S. economy following a similar trajectory. This is in contrast to the base case economic forecast as at October 31, 2019, which depicted moderate economic growth in Canada and the United States over the projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $2,375 million as at October 31, 2020 ($1,325 million in 2019) compared to the reported allowance for performing loans of $3,075 million ($1,609 million in 2019).

As at October 31, 2020, the adverse case economic forecast depicts a more severe contraction of the Canadian and U.S. economy for the remainder of 2020 with a further decline in 2021 before recovering in 2022. This is in contrast to the adverse scenario forecast as at October 31, 2019, which depicted a more typical recession followed by a steady recovery through the end of the projection period. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant including the application of experienced credit judgment, the allowance for performing loans would be approximately $4,875 million as at October 31, 2020 ($2,800 million in 2019) compared to the reported allowance for performing loans of $3,075 million ($1,609 million in 2019).

Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.

BMO Financial Group 203rd Annual Report 2020	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average values for calendar 2020 for the base case scenario, calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, we use regional variables in our underlying models and consider factors impacting particular industries where considered appropriate.

	As at October 31, 2020							As at October 31, 2019
All figures are average annual values	Benign scenario		Base scenario			Adverse scenario		Benign scenario		Base scenario			Adverse scenario
	2021	2022	2020	2021	2022	2021	2022	2020	2021	2019	2020	2021	2020	2021

Real GDP growth rates (1)
Canada	9.0%	4.0%	(5.5)%	6.0%	3.0%	(2.1)%	0.8%	2.9%	2.5%	1.5%	1.7%	1.6%	(2.3)%	0.5%
United States	7.0%	3.7%	(4.5)%	4.0%	3.0%	(2.9)%	0.8%	2.4%	2.4%	2.3%	1.8%	1.9%	(2.0)%	0.6%
Corporate BBB 10-year spread
Canada	1.8%	2.0%	2.3%	2.2%	2.2%	4.5%	4.0%	2.0%	2.1%	2.1%	2.3%	2.3%	4.5%	4.1%
United States	1.6%	1.8%	2.2%	2.0%	2.1%	4.4%	3.7%	1.8%	2.0%	1.9%	2.3%	2.4%	4.1%	3.6%
Unemployment rates
Canada	6.4%	5.9%	9.6%	8.0%	7.1%	13.8%	13.9%	5.1%	5.0%	5.7%	5.7%	5.9%	8.5%	9.0%
United States	5.2%	4.6%	8.5%	6.8%	5.6%	12.6%	12.7%	3.3%	3.2%	3.7%	3.7%	3.8%	6.1%	6.8%
Housing Price Index (1)
Canada (2)	9.6%	5.4%	7.2%	4.5%	2.5%	(9.1)%	(4.6)%	3.7%	3.7%	0.5%	2.0%	2.5%	(12.3)%	(4.7)%
United States (3)	4.7%	4.2%	3.9%	1.4%	2.7%	(7.3)%	(2.2)%	4.4%	4.2%	3.4%	3.0%	2.7%	(5.7)%	(2.2)%

(1)	Real gross domestic product (GDP) and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $2,300 million compared to the reported allowance for performing loans of $3,075 million as at October 31, 2020 ($1,050 million compared to the reported allowance for performing loans of $1,609 million as at October 31, 2019).

Renegotiated Loans

From time to time we modify the contractual terms of a loan due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessions being granted, and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with similar terms, or (3) forgiveness of principal or accrued interest.

Renegotiated loans remain in performing status if the modifications are not considered to be significant, or are returned to performing status when none of the criteria for classification as impaired continues to apply.

The carrying value of loans with lifetime allowance for credit losses modified during the year ended October 31, 2020 was $8,649 million ($209 million in 2019), including modifications for COVID-19 payment deferrals of $8,485 million. Modified loans of $49 million ($36 million in 2019 and $53 million in 2018) were written off during the year ended October 31, 2020. As at October 31, 2020, $1,469 million ($66 million as at October 31, 2019) of loans previously modified saw their loss allowance during the year change from lifetime to 12-month expected credit loss.

Foreclosed Assets

Property or other assets that we received from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention, recorded initially at fair value for own use assets and lower of carrying value or fair value less costs to sell for any assets held for sale. Assets held for own use are subsequently accounted for in accordance with the relevant asset classification and assets held for sale are assessed for impairment.

During the year ended October 31, 2020, we foreclosed on impaired loans and received $44 million of real estate properties that we classified as held for sale ($87 million in 2019). As at October 31, 2020, real estate properties held for sale totalled $27 million ($55 million in 2019). These properties are disposed of when considered appropriate.

Collateral

Collateral is used to manage credit risk related to securities borrowed or purchased under resale agreements, residential mortgages, consumer instalment and other personal loans, and business and government loans. Additional information on our collateral requirements is included in Notes 14 and 24, as well as in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 84 to 85 of this report.

Note 5: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and control of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. The COVID-19 pandemic has resulted in an increase in certain risks outlined in the Enterprise Wide Risk Management section of our Management’s Discussion and Analysis and where those risks are related to financial instruments, they have been included in the blue-tinted font as referenced below.

164	BMO Financial Group 203rd Annual Report 2020

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 84 to 91 of this report. Additional information on credit risk related to loans and derivatives is included in Notes 4 and 8, respectively.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities, as well as in our structural banking activities.

Our market risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 92 to 96 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining enterprise soundness and safety, depositor confidence and earnings stability.

Our liquidity and funding risk management practices and key measures are disclosed in the blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 97 to 105 of this report.

Note 6: Transfer of Assets

Loan Securitization

We sell Canadian residential mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond program, directly to third-party investors under the National Housing Act Mortgage-Backed Securities (NHA MBS) program and under our own program. We assess whether substantially all of the risks and rewards of or control over the loans have been transferred to determine whether they qualify for derecognition.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the mortgages that were sold, over the yield paid to investors, less credit losses and other costs. We also act as counterparty in interest rate swap agreements where we pay the interest due to Canadian Mortgage Bond holders and receive the interest on the underlying mortgages, which are converted into MBS through the NHA MBS program and sold to the Canada Housing Trust. Since we continue to be exposed to substantially all the prepayment, interest rate and credit risk associated with the securitized mortgages, they do not qualify for derecognition. We continue to recognize the mortgages and the related cash proceeds as secured financing in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, are recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the mortgages are recorded in the provision for credit losses. During the year ended October 31, 2020, we sold $6,644 million of mortgages to these programs ($6,692 million in 2019).

In the second quarter, we participated in the Insured Mortgage Purchase Program (IMPP), launched by the Government of Canada as part of its response to COVID-19. Under the IMPP, we assessed whether substantially all of the risks and rewards of the loans have been transferred, in order to determine if the mortgages qualify for derecognition. These loans do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of ownership associated with these securitized mortgages. We continue to recognize the loans in our Consolidated Balance Sheet and the related cash proceeds are recognized as secured financing as part of securitization and structured entities’ liabilities.

The following table presents the carrying amounts and fair values of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		2020		2019
	Carrying amount (1)	Fair value	Carrying amount (1)	Fair value
Assets
Trading securities (2)	345		165
Residential mortgages	8,453		6,357
Other related assets (3)	10,363		10,872
Total	19,161	19,357	17,394	17,418
Associated liabilities (4)	18,617	19,213	16,993	17,202

(1)	Carrying amount of loans is net of allowance, where applicable.
(2)

Trading securities represent collateralized mortgage obligations issued by third party sponsored vehicles, where we do not substantially transfer all the risks and rewards of ownership to third party investors.

(3)

Other related assets represent payments received on account of mortgages pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held in permitted instruments on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying amount of the securitized assets in the table above.

(4)	Associated liabilities are recognized in Securitization and structured entities’ liabilities in our Consolidated Balance Sheet.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 203rd Annual Report 2020	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transferred Financial Assets

We retain the mortgage servicing rights for certain mortgage loans purchased or originated in the U.S. which are sold and derecognized. During the year ended October 31, 2020, we sold and derecognized $720 million ($460 million in 2019 and $936 million in 2018) and recognized a $33 million gain ($15 million in 2019 and $21 million in 2018) in non-interest revenue, other. We retain mortgage servicing rights for these loans, which represent our continuing involvement. As at October 31, 2020, the carrying value of the mortgage servicing right was $29 million ($43 million as at October 31, 2019) and the fair value was $30 million ($46 million as at October 31, 2019).

In addition, we hold U.S. government agency CMOs issued by third party sponsored vehicles, which we may further securitize by packaging them into new CMOs prior to selling to third party investors. Where we do not substantially transfer all the risks and rewards of ownership to third party investors, we continue to recognize these CMOs and the related cash proceeds as secured financing in our Consolidated Balance Sheet. Also, we sold CMOs that qualified for derecognition, where retained interests represent our continuing involvement and are managed as part of larger portfolios held for either trading, liquidity or hedging purposes. Where we sold these CMOs, associated gains and losses are recognized in non-interest revenue, trading revenue. As at October 31, 2020, we held $28 million of CMOs carried at fair value, classified as part of our trading securities in our Consolidated Balance Sheet ($1 million as at October 31, 2019), representing our continuing involvement. Refer to Note 3 for further information.

In the second quarter of 2020, the Canadian Government launched the Canada Emergency Business Account Program as part of its response to COVID-19, in which we issue loans that are funded by the government. We determined these loans qualify for derecognition as substantially all the risks and rewards were transferred; therefore, we do not recognize these loans in our Consolidated Balance Sheet.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet, with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The carrying value of these securities approximates the carrying value of the associated liabilities due to their short-term nature. As at October 31, 2020, the carrying values of securities lent and securities sold under repurchase agreements were $7,696 million and $80,962 million, respectively ($12,960 million and $73,696 million, respectively, as at October 31, 2019). The interest expense related to these liabilities is recorded on an accrual basis in interest expense, other liabilities, in our Consolidated Statement of Income.

Note 7: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of SEs to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.

In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements, and whether we are acting as principal or agent.

We perform a reassessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. Information regarding our basis of consolidation is included in Note 1.

Consolidated Structured Entities

Bank Securitization Vehicles

We use securitization vehicles to securitize our Canadian credit card loans, Canadian real estate lines of credit, Canadian auto loans and U.S. equipment loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities (ABS) to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

The following table presents the carrying amounts and fair values of transferred assets that did not qualify for derecognition and the associated liabilities issued by our bank securitization vehicles:

(Canadian $ in millions)		2020		2019
	Carrying amount (1)	Fair value	Carrying amount (1)	Fair value
Assets
Credit cards	6,825	6,825	7,747	7,747
Consumer instalment and other personal (2)	6,291	6,312	5,872	5,876
Business and government	484	484	716	721
Total	13,600	13,621	14,335	14,344
Associated liabilities (3)	8,272	8,416	10,166	10,209

(1)	Carrying amount of loans is net of allowance.
(2)	Includes real estate lines of credit and auto loans.
(3)	Associated liabilities are recognized in Securitization and structured entities’ liabilities in our Consolidated Balance Sheet.

U.S. Customer Securitization Vehicle

We sponsor one customer securitization vehicle (also referred to as a bank-sponsored multi-seller conduit) that provides our customers with alternate sources of funding through the securitization of their assets. This vehicle provides clients with access to financing in the asset-backed commercial paper (ABCP) markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to investors in order to fund the purchases. We do not sell assets to the customer securitization vehicle. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the

166	BMO Financial Group 203rd Annual Report 2020

ongoing operations of the vehicle. We have determined that we control and therefore consolidate this vehicle, as we are exposed to its variable returns and we have the key decision-making powers necessary to affect the amount of those returns in our capacity as liquidity provider and servicing agent.

We provide committed liquidity support facilities to this vehicle, which may require that we provide additional financing to the vehicle in the event that certain events occur. The total committed undrawn amount under these facilities at October 31, 2020 was $7,340 million ($6,733 million at October 31, 2019).

Capital and Funding Vehicles

During the year, we established a Trust in connection with the issuance of $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCN), which holds $1,250 million of BMO issued Non-cumulative, 5-year Rate Reset Class B Preferred Shares, Series 48 (Non-Viability Contingent Capital (NVCC)), issued concurrently with the LRCN. We determined that we control and therefore consolidate this vehicle as we are exposed to its variable returns and have key decision-making powers over its activities. Refer to Note 16 for further information.

We have a funding vehicle, created under the covered bond program, that was established to guarantee payments due to bondholders on bonds issued by us. We sell assets to this funding vehicle in exchange for an intercompany loan. Refer to Note 13 for further information on our covered bond deposit liabilities.

We may also use capital vehicles to transfer our credit exposure on certain loan assets. We purchase credit protection against eligible credit events from these vehicles. The vehicles collateralize their obligation through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicles and remain on our Consolidated Balance Sheet. As at October 31, 2020, $120 million of guarantee-linked notes issued by these vehicles were included in deposits in our Consolidated Balance Sheet ($325 million at October 31, 2019).

For those vehicles that purchase assets from us or are designed to pass on our credit risk, we have determined that, based on the rights of the arrangements or through our equity interest, we have significant exposure to the variable returns of the vehicles, and we control and therefore consolidate these vehicles. Additional information related to notes issued by, and assets sold to, these vehicles is provided in Notes 13 and 24, respectively.

Unconsolidated Structured Entities

The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)			2020			2019
	Canadian customer securitization vehicles (1)	Capital vehicles	Securitization vehicles	Canadian customer securitization vehicles (1)	Capital vehicles	Securitization vehicles
Interests recorded on our consolidated balance sheet
Cash and cash equivalents	46	1,173	–	66	547	–
Trading securities	75	–	72	8	–	35
FVTPL securities	158	–	–	567	–	–
FVOCI securities	291	–	–	616	–	–
Amortized cost securities	–	–	102	–	–	102
Derivatives	22	–	–	–	–	–
Other	–	39	–	–	15	–
	592	1,212	174	1,257	562	137
Deposits	46	1,173	–	66	547	–
Other	–	25	–	–	9	–
	46	1,198	–	66	556	–
Exposure to loss (2)	7,015	1	174	7,453	–	137
Total assets of the entities	5,265	1,198	2,560	4,854	556	875

(1)

Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities, FVTPL securities and FVOCI securities. All assets held by these vehicles relate to assets in Canada.

(2)	Exposure to loss represents securities held, undrawn liquidity facilities, total committed amounts of the BMO funded vehicle, derivative assets and loans.

Canadian Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing either from BMO or in the ABCP markets by allowing them to either sell their assets directly into the vehicle or indirectly by selling an interest in the securitized assets into the vehicle, which then issues ABCP to either investors or BMO to fund the purchases. We do not sell assets to the customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we do not control these entities, as their key relevant activity, the servicing of program assets, does not reside with us.

We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles in the event that certain events occur. The total committed and undrawn amount under these liquidity facilities and any undrawn amounts of the BMO funded vehicle as at October 31, 2020 was $6,469 million ($6,262 million as at October 31, 2019).

Capital Vehicles

We also use capital vehicles to pass our credit risk to security holders of the vehicles. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders in these vehicles, who are exposed to our default and credit risk. We are not required to consolidate these vehicles. In 2019, one of our capital vehicles redeemed a note issued by us. Additional information is provided in Note 16.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securitization Vehicles

Securitization vehicles include holdings in asset-backed securitizations. Where we are a sponsor of certain SEs that securitize MBS into CMOs, we may have interests through our holdings of CMOs but do not consolidate them as we do not have power to direct their relevant activities. These include government-sponsored agency securities such as U.S. government agency issuances. In determining whether we are a sponsor of a SE, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, and our initial and continuing involvement. Subsequent to the securitization, we sell the CMOs to third parties. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, included in the table above.

Where the asset-backed instruments in these securitizations are transferred to third parties but do not qualify for derecognition, we continue to recognize the transferred assets. Where the Bank retains substantially all risks and rewards related to the transferred assets, we recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet. As at October 31, 2020, these transferred assets were carried at fair value totalling $69 million ($35 million as at October 31, 2019) with $nil ($nil as at October 31, 2019) recognized in securitization and structured entities’ liabilities, also carried at fair value.

Where the asset-backed instruments in these securitizations are transferred to third parties and qualify for derecognition, we record the related gains or losses in non-interest revenue, trading revenue. We may also retain an interest in the CMOs sold, which represents our continuing involvement. As at October 31, 2020, we held $3 million carried at fair value on our Consolidated Balance Sheet ($nil as at October 31, 2019).

During the year ended October 31, 2020, we sold $5,797 million of MBS to these sponsored securitization vehicles ($810 million in 2019), where we divested all interests in the securitized MBSs and any gains and losses were recorded in non-interest revenue, trading revenue.

BMO Managed Funds

We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. Based on our assessment, we have determined that we do not control these funds. Our total interest in unconsolidated BMO managed funds was $1,718 million at October 31, 2020 ($1,728 million in 2019), with $444 million included in FVTPL securities and $1,274 million included in trading securities as at October 31, 2020 ($469 million and $1,259 million, respectively, in 2019) in our Consolidated Balance Sheet.

Other Structured Entities

We purchase and hold investments in a variety of third-party SEs, including exchange-traded funds, mutual funds, limited partnerships investment trusts and government-sponsored ABS vehicles which are recorded in securities in our Consolidated Balance Sheet. We are considered to have an interest in these investments through our holdings and because we may act as a counterparty in certain derivatives contracts. We are not the investment manager or the sponsor of any of these investments. We are generally a passive investor and do not have power over the key decision-making activities of these investments. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided.

Sponsored Structured Entities

We may be deemed to be the sponsor of a SE if we are involved in its design, legal set-up or marketing. We may also be deemed to be the sponsor of a SE if market participants would reasonably associate the entity with us. Any interests in securitization vehicles we have sponsored are disclosed in the interests in unconsolidated structured entities table above.

Financial Support Provided to Structured Entities

During the years ended October 31, 2020 and 2019, we did not provide any financial or non-financial support to any consolidated or unconsolidated SEs when we were not contractually obligated to do so. Furthermore, we have no intention of providing such support in the future.

Note 8: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
•	Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
•	Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
•

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
•

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

168	BMO Financial Group 203rd Annual Report 2020

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A future option is an option contract in which the underlying instrument is a single futures contract.

The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative in a financial liability is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not measured at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings as determined by the major credit rating agencies. If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position on October 31, 2020 was $6,560 million ($5,736 million in 2019), for which we have posted collateral of $5,967 million ($5,660 million in 2019).

Risks Hedged

Interest Rate Risk

We manage interest rate risk through interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, foreign exchange spot transactions, forward contracts and deposits denominated in foreign currencies.

Equity Price Risk

We manage equity price risk through total return swaps.

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions, and certain derivatives that we enter into as part of our risk management strategy that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected exposure to risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are generally recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income. Unrealized gains and losses on derivatives used to economically hedge certain exposures may be recorded in the Consolidated Statement of Income in the same line as the unrealized gains and losses arising from the exposures. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income.

BMO Financial Group 203rd Annual Report 2020	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Trading and Hedging Derivatives

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 17.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2020			2019
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	10,510	(7,585)	2,925	7,588	(5,834)	1,754
Forward rate agreements	29	(276)	(247)	44	(157)	(113)
Futures	3	(18)	(15)	1	(4)	(3)
Purchased options	667	–	667	632	–	632
Written options	–	(714)	(714)	–	(403)	(403)
Foreign Exchange Contracts (1)
Cross-currency swaps	2,080	(1,428)	652	2,394	(1,383)	1,011
Cross-currency interest rate swaps	4,151	(4,207)	(56)	3,471	(4,950)	(1,479)
Forward foreign exchange contracts	3,611	(2,954)	657	2,796	(2,379)	417
Purchased options	346	–	346	188	–	188
Written options	–	(312)	(312)	–	(203)	(203)
Commodity Contracts
Swaps	2,162	(1,733)	429	754	(1,273)	(519)
Futures	53	(144)	(91)	122	(40)	82
Purchased options	373	–	373	270	–	270
Written options	–	(456)	(456)	–	(367)	(367)
Equity Contracts	8,461	(6,514)	1,947	1,199	(2,999)	(1,800)
Credit Contracts
Purchased	11	(6)	5	2	(98)	(96)
Written	–	(8)	(8)	47	(4)	43
Total fair value – trading derivatives	32,457	(26,355)	6,102	19,508	(20,094)	(586)
Hedging
Interest Rate Contracts (2)
Cash flow hedges – swaps	2,602	(43)	2,559	1,393	(121)	1,272
Fair value hedges – swaps	1,118	(2,257)	(1,139)	799	(1,435)	(636)
Total swaps	3,720	(2,300)	1,420	2,192	(1,556)	636
Foreign Exchange Contracts
Cash flow hedges	638	(1,710)	(1,072)	420	(1,948)	(1,528)
Fair value hedges	–	(1)	(1)	–	–	–
Total foreign exchange contracts	638	(1,711)	(1,073)	420	(1,948)	(1,528)
Equity Contracts
Cash flow hedges	–	(9)	(9)	24	–	24
Total equity contracts	–	(9)	(9)	24	–	24
Total fair value – hedging derivatives (3)	4,358	(4,020)	338	2,636	(3,504)	(868)
Total fair value – trading and hedging derivatives	36,815	(30,375)	6,440	22,144	(23,598)	(1,454)
Less: impact of master netting agreements	(19,302)	19,302	–	(13,538)	13,538	–
Total	17,513	(11,073)	6,440	8,606	(10,060)	(1,454)

(1)	Gold contracts are included with foreign exchange contracts.
(2)	The fair value of bond futures designated in fair value hedge relationships rounds down to $nil as at October 31, 2020 (we held no bond futures as at October 31, 2019).
(3)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

170	BMO Financial Group 203rd Annual Report 2020

Notional Amounts of Trading Derivatives

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)			2020			2019
	Exchange traded	Over-the-counter	Total	Exchange traded	Over-the-counter	Total
Interest Rate Contracts
Swaps	–	4,148,257	4,148,257	–	4,209,193	4,209,193
Forward rate agreements	–	517,332	517,332	–	491,437	491,437
Purchased options	24,683	57,833	82,516	13,737	42,084	55,821
Written options	3,796	64,728	68,524	16,446	49,487	65,933
Futures	297,578	–	297,578	225,747	–	225,747
Total interest rate contracts	326,057	4,788,150	5,114,207	255,930	4,792,201	5,048,131
Foreign Exchange Contracts (1)
Cross-currency swaps	–	47,805	47,805	–	47,977	47,977
Cross-currency interest rate swaps	–	534,752	534,752	–	499,571	499,571
Forward foreign exchange contracts	–	494,640	494,640	–	453,711	453,711
Purchased options	1,673	39,067	40,740	3,295	37,397	40,692
Written options	2,346	41,327	43,673	2,502	42,075	44,577
Futures	1,608	–	1,608	882	–	882
Total foreign exchange contracts	5,627	1,157,591	1,163,218	6,679	1,080,731	1,087,410
Commodity Contracts
Swaps	–	30,613	30,613	–	24,722	24,722
Purchased options	4,846	5,728	10,574	3,615	6,608	10,223
Written options	6,514	3,704	10,218	5,230	4,371	9,601
Futures	39,011	–	39,011	32,422	–	32,422
Total commodity contracts	50,371	40,045	90,416	41,267	35,701	76,968
Equity Contracts	110,274	60,202	170,476	39,952	50,910	90,862
Credit Contracts
Purchased	–	7,407	7,407	–	5,361	5,361
Written	–	1,795	1,795	–	2,068	2,068
Total	492,329	6,055,190	6,547,519	343,828	5,966,972	6,310,800

(1)	Gold contracts are included with foreign exchange contracts.

Table excludes loan commitment derivatives with notionals of $2,603 million ($2,613 million in 2019).

Derivatives Used in Hedge Accounting

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate, foreign currency and equity price exposures. In addition, we use deposits to hedge foreign currency exposure in our net investment in foreign operations. To the extent these instruments qualify for hedge accounting, we designate them in accounting hedge relationships. Our structural market risk strategies, including our approach to managing interest rate and foreign exchange risk, are included in the blue-tinted font in the Structural (Non-Trading) Market Risk section of Management’s Discussion and Analysis on page 95 of this report. In addition, our exposure to foreign exchange rate risk is discussed in the Foreign Exchange Risk section of Management’s Discussion and Analysis on page 96. Our exposure to equity price risk and our approach to managing it are discussed in the Other Share-Based Compensation, Mid-Term Incentive Plans section of Note 20.

By using derivatives to hedge exposures to interest rates, foreign currency exchange rates, and equity prices, we are also exposed to the credit risk of the derivative counterparty. We mitigate credit risk by entering into transactions with high-quality counterparties, requiring the counterparties to post collateral, entering into master netting agreements, or settling through centrally cleared counterparties.

In order to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is to be assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item. We evaluate hedge effectiveness at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using a quantitative statistical regression analysis. We consider a hedging relationship highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8; the slope of the regression is within a 0.8 to 1.25 range; and the confidence level of the slope is at least 95%. The practice is different for our net investment hedge, discussed in the Net Investment Hedges section below.

Any ineffectiveness in the hedging relationship is recognized as it arises in non-interest revenue, other, in our Consolidated Statement of Income.

BMO Financial Group 203rd Annual Report 2020	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the notional amounts and average rates of derivatives and the carrying amounts of deposits designated as hedging instruments, by term to maturity, hedge type, and risk type, where applicable.

		Remaining term to maturity					2020	2019
(Canadian $ in millions, except as noted)		Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Cash Flow Hedges
Interest rate risk – Interest rate swaps
Notional amount (1)		16,332	29,011	30,395	16,040	518	92,296	93,611
Average fixed interest rate		1.04%	1.60%	1.51%	1.14%	1.57%	1.39%	2.01%
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards (2)
CAD-USD pair	Notional amount	8,405	15,218	12,435	7,072	251	43,381	40,154
	Average fixed interest rate	1.86%	1.96%	2.10%	1.53%	3.02%	1.92%	1.95%
	Average exchange rate: CAD-USD	1.3378	1.3140	1.3076	1.3458	1.3122	1.3219	1.3034
CAD-EUR pair	Notional amount	4,621	10,553	1,924	–	201	17,299	20,357
	Average fixed interest rate	2.27%	2.07%	2.41%	–	2.97%	2.17%	2.21%
	Average exchange rate: CAD-EUR	1.4671	1.5088	1.5395	–	1.4870	1.5008	1.4892
Other currency pairs (3)	Notional amount (4)	365	4,426	2,077	236	–	7,104	7,849
	Average fixed interest rate	2.83%	2.80%	2.35%	1.62%	–	2.63%	2.57%
	Average exchange rate: CAD-Non USD/EUR	0.7725	1.3338	1.2744	1.4753	–	1.2923	1.3348
Equity price risk – Total return swap
Notional amount		302	–	–	–	–	302	316
Fair Value Hedges
Interest rate risk – Interest rate swaps
Notional amount (5)		19,571	31,221	28,393	15,553	–	94,738	93,467
Average fixed interest rate		0.85%	1.69%	1.68%	1.40%	–	1.47%	2.23%
Interest rate risk – Bond futures (Exchange-traded derivatives)
Notional amount		48	–	–	–	–	48	–
Average price in dollars		126	–	–	–	–	126	–
Foreign exchange risk – Cross-currency swaps
USD-GBP pair	Notional amount (6)	–	–	39	–	–	39	–
	Average fixed interest rate	–	–	0.66%	–	–	0.66%	–
	Average exchange rate: USD-GBP	–	–	1.3024	–	–	1.3024	–
Net Investment Hedges
Foreign exchange risk
USD denominated deposit – carrying amount		8,219	–	–	–	–	8,219	6,495
GBP denominated deposit – carrying amount		892	–	–	–	–	892	685

(1)	The notional amount of the interest rate swaps likely subject to IBOR reform that mature after December 31, 2021 was $48,825 million of USD LIBOR as at October 31, 2020.
(2)

Under certain hedge strategies using cross-currency swaps, a CAD leg is inserted to create two swaps designated as separate hedges (for example, a EURO-USD cross-currency swap split into EURO-CAD and CAD-USD cross-currency swaps). The relevant notional amount is grossed up in this table, as the cross-currency swaps are disclosed by CAD-foreign currency pair.

(3)	Includes CAD-AUD, CAD-CHF, CAD-CNH, CAD-GBP or CAD-HKD cross-currency swaps where applicable.
(4)	The notional amount of the cross-currency swaps likely subject to IBOR reform that mature after December 31, 2021 was $718 million of GBP LIBOR as at October 31, 2020.
(5)	The notional amount of the interest rate swaps likely subject to IBOR reform that mature after December 31, 2021 was $55,130 million of USD LIBOR, and $41 million of GBP LIBOR as at October 31, 2020.
(6)	The notional amount of the cross-currency swaps likely subject to IBOR reform that mature after December 31, 2021 was $39 million of USD LIBOR as at October 31, 2020.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. We use interest rate swaps with or without embedded options, cross-currency swaps, and total return swaps to hedge this variability. We hedge the full amount of foreign exchange risk, but interest rate risk is hedged only to the extent of benchmark interest rates. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example LIBOR or Bankers’ Acceptances (BA) rate.

We determine the amount of the exposure to which hedge accounting is applied by assessing the potential impact of changes in interest rates, foreign exchange rates, and equity prices on the future cash flows of floating rate loans and deposits, foreign currency denominated assets and liabilities and certain cash-settled share-based payments. This assessment is performed using analytical techniques, such as simulation, sensitivity analysis, stress testing and gap analysis.

We record interest that we pay or receive on these cash flow hedge derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item for the designated hedged risk, they are recorded in other comprehensive income. Hedge ineffectiveness, the portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item, is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation for total return swaps as the hedged item is recorded in earnings. The entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income, if the hedged item is sold or settled. In general, we do not terminate our foreign exchange hedges before maturity.

172	BMO Financial Group 203rd Annual Report 2020

For cash flow hedges, we use a hypothetical derivative to measure the hedged risk of floating rate loans, deposits, foreign currency denominated assets and liabilities, or share-based payment grants. This hypothetical derivative matches the critical terms of the hedged items identically, and it perfectly offsets the hedged cash flow.

In our cash flow hedge relationships, the main sources of ineffectiveness are differences in interest rate indices, tenor and reset/settlement frequencies between the hedging instrument and the hedged item.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations.

Deposits denominated in foreign currencies are designated as a hedging instrument for a portion of the net investment in foreign operations. The foreign currency translation of our net investment in foreign operations and the effective portion of the corresponding hedging instrument are recorded in unrealized gains (losses) on translation of net foreign operations in other comprehensive income.

The effectiveness of our net investment hedge is determined using the dollar offset method with spot foreign currency rates. As the notional amount of the deposits and the hedged net investment in foreign operations are the same, there is no source of ineffectiveness in these hedging relationships.

For cash flow hedges and net investment hedges, the following tables contain information related to items designated as hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2020 and October 31, 2019.

					2020
	Carrying amount of hedging instruments (1)			Hedge ineffectiveness
(Canadian $ in millions)	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other
Cash flow hedges
Interest rate risk – Interest rate swaps	2,602	(43)	2,516	(2,520)	4
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	638	(1,710)	(315)	315	–
Equity price risk – Total return swaps	–	(9)	(108)	108	–
	3,240	(1,762)	2,093	(2,097)	4
Net investment hedges
Foreign exchange risk – Deposit liabilities	–	(9,111)	(131)	131	–
Total	3,240	(10,873)	1,962	(1,966)	4

(1)	Represents the unrealized gains (losses) recorded as part of the derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.

					2019
	Carrying amount of hedging instruments (1)			Hedge ineffectiveness
(Canadian $ in millions)	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hypothetical derivatives used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other
Cash flow hedges
Interest rate risk – Interest rate swaps	1,393	(121)	3,142	(3,118)	15
Foreign exchange risk – Cross-currency swaps and foreign exchange forwards	420	(1,948)	(1,195)	1,195	–
Equity price risk – Total return swaps	24	–	15	(15)	–
	1,837	(2,069)	1,962	(1,938)	15
Net investment hedges
Foreign exchange risk – Deposit liabilities	–	(7,180)	(17)	17	–
Total	1,837	(9,249)	1,945	(1,921)	15

(1)	Represents the unrealized gains (losses) recorded as part of the derivative instruments in assets and liabilities, respectively, in our Consolidated Balance Sheet.

BMO Financial Group 203rd Annual Report 2020	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For cash flow hedges and net investment hedges, the following tables contain information related to impacts in our Consolidated Statement of Other Comprehensive Income, on a pre-tax basis, for the years ended October 31, 2020 and October 31, 2019.

						2020
					Balance in cash flow hedge AOCI / net foreign operations AOCI
(Canadian $ in millions)	Balance October 31, 2019	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2020 (1)	Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	1,156	2,512	(139)	3,529	2,359	1,170
Foreign exchange risk	(444)	(350)	35	(759)	(759)	–
Equity price risk	17	(108)	41	(50)	(50)	–
	729	2,054	(63)	2,720	1,550	1,170

Net investment hedges
Foreign exchange risk	(1,808)	(131)	–	(1,939)	(1,939)	–
Total	(1,079)	1,923	(63)	781	(389)	1,170
(1) Tax balance related to cash flow hedge accumulated other comprehensive income (AOCI) is $(741) million.
						2019
					Balance in cash flow hedge AOCI / net foreign operations AOCI
(Canadian $ in millions)	Balance November 1, 2018	Gains / (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income	Balance October 31, 2019 (1)	Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	(2,211)	3,127	240	1,156	1,150	6
Foreign exchange risk	751	(1,177)	(18)	(444)	(444)	–
Equity price risk	30	15	(28)	17	17	–
	(1,430)	1,965	194	729	723	6

Net investment hedges
Foreign exchange risk	(1,791)	(17)	–	(1,808)	(1,808)	–
Total	(3,221)	1,948	194	(1,079)	(1,085)	6

(1)	Tax balance related to cash flow hedge AOCI is $(216) million.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. We use cross currency swaps, interest rate swaps, and bond futures to hedge foreign exchange risk and interest rate risk, including benchmark interest rates, inherent in fixed rate securities, a portfolio of mortgages, deposits and subordinated debt and other liabilities.

Any fixed rate assets or liabilities that are part of a hedging relationship are adjusted for the change in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item for the risk being hedged, the net amount (hedge ineffectiveness) is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over the hedged item’s remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the gain or loss on sale or settlement.

In our fair value hedge relationships, the main sources of ineffectiveness are the counterparty effect and our own credit risk on the fair value of the swap, and the difference in terms such as fixed interest rate or reset/settlement frequency between the swap and the hedged item.

174	BMO Financial Group 203rd Annual Report 2020

The amounts relating to derivatives designated as fair value hedging instruments, hedged items and hedge ineffectiveness for the years ended October 31, 2020 and 2019 are as follows:

(Canadian $ in millions)								2020
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair value hedge (3)
Interest rate swaps	1,118	(2,257)
Cross currency swaps	–	(1)	–	–	–	–	–	–
Securities and loans	–	–	(1,791)	1,794	3	58,608	2,762	25
Deposits, subordinated debt and other liabilities	–	–	622	(620)	2	(39,950)	(943)	8
Total	1,118	(2,258)	(1,169)	1,174	5	18,658	1,819	33

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in the Consolidated Balance Sheet.
(2)

Represents the carrying value in the Consolidated Balance Sheet and includes amortized cost, before allowance for credit losses, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.

(3)	For bond futures designated in fair value hedge relationships, all amounts in the table round down to $nil as at October 31, 2020 (we held no bond futures as at October 31, 2019).

(Canadian $ in millions)								2019
	Carrying amount of hedging derivatives (1)		Hedge ineffectiveness				Accumulated amount of fair value hedge gains (losses) on hedged items
	Asset	Liability	Gains (losses) on hedging derivatives used to calculate hedge ineffectiveness	Gains (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest revenue – other	Carrying amount of the hedged item (2)	Active hedges	Discontinued hedges
Fair value hedge
Interest rate swaps	799	(1,435)
Cross currency swaps	–	–	–	–	–	–	–	–
Securities and loans	–	–	(2,072)	2,058	(14)	53,672	1,249	8
Deposits, subordinated debt and other liabilities	–	–	1,269	(1,255)	14	(41,277)	(609)	308
Total	799	(1,435)	(803)	803	–	12,395	640	316

(1)	Represents the unrealized gains (losses) within derivative instruments in assets and liabilities, respectively, in the Consolidated Balance Sheet.
(2)

Represents the carrying value in the Consolidated Balance Sheet and includes amortized cost, before allowance for credit losses, plus fair value hedge adjustments, except for FVOCI securities that are carried at fair value.

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

Derivative-Related Credit Risk

Derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with a derivative is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect the counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including through collateral and by entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.

Exchange-traded derivatives have limited potential for credit exposure, as they are settled net daily with each exchange.

Terms used in the credit risk tables below are as follows:

Replacement cost captures the loss that would occur if a counterparty were to default in the present or at a future time, assuming that the closeout and replacement of transactions occur instantaneously, assuming no recovery on the value of those transactions in bankruptcy.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure adjusted by a multiplier 1.4, as outlined in OSFI’s Capital Adequacy Guideline.

BMO Financial Group 203rd Annual Report 2020	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risk-weighted assets represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, and considering collateral, netting and other credit risk mitigants, as prescribed by OSFI.

(Canadian $ in millions)			2020			2019
	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets	Replacement cost (1)	Credit risk equivalent (1)	Risk-weighted assets
Interest Rate Contracts
Over-the-counter
Swaps	5,228	10,713	3,380	3,233	8,114	2,300
Forward rate agreements	1,153	3,332	1,479	102	1,162	236
Purchased options	2	55	12	11	62	39
Written options	68	206	150	38	154	98
	6,451	14,306	5,021	3,384	9,492	2,673
Exchange traded
Futures	22	83	2	90	161	3
Purchased options	45	66	1	28	40	1
Written options	3	4	–	3	6	–
	70	153	3	121	207	4
Total interest rate contracts	6,521	14,459	5,024	3,505	9,699	2,677
Foreign Exchange Contracts (2)
Over-the-counter
Swaps	872	5,581	794	1,184	6,248	989
Forward foreign exchange contracts	1,032	7,859	823	1,753	7,225	1,260
Purchased options	68	196	95	40	167	46
Written options	5	76	27	10	119	29
	1,977	13,712	1,739	2,987	13,759	2,324
Exchange traded
Futures	1	2	–	13	20	–
Purchased options	12	17	–	13	24	–
Written options	12	18	–	–	2	–
	25	37	–	26	46	–
Total foreign exchange contracts	2,002	13,749	1,739	3,013	13,805	2,324
Commodity Contracts
Over-the-counter
Swaps	1,424	4,215	2,119	213	2,154	629
Purchased options	117	746	257	98	472	125
Written options	1	234	74	116	370	204
	1,542	5,195	2,450	427	2,996	958
Exchange traded
Futures	635	1,612	33	393	1,079	22
Purchased options	373	562	11	378	567	11
Written options	221	363	7	1	52	1
	1,229	2,537	51	772	1,698	34
Total commodity contracts	2,771	7,732	2,501	1,199	4,694	992
Equity Contracts
Over-the-counter	563	8,010	2,399	197	4,572	1,246
Exchange traded	5,958	10,135	203	1,083	2,580	52
Total equity contracts	6,521	18,145	2,602	1,280	7,152	1,298
Credit Contracts	272	741	75	277	496	34
Total	18,087	54,826	11,941	9,274	35,846	7,325

(1)

Replacement cost and credit risk equivalent are presented after the impact of master netting agreements and calculated using the Standardized Approach Counterparty Credit Risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR) Guideline issued by OSFI. Table therefore excludes loan commitment derivatives.

(2)	Gold contracts are included in foreign exchange contracts.

176	BMO Financial Group 203rd Annual Report 2020

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2020	2019
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	1,605,404	1,235,423	802,411	526,599	165,454	4,335,291	4,396,272
Forward rate agreements, futures and options	787,563	134,021	30,870	11,245	2,299	965,998	838,938
Total interest rate contracts	2,392,967	1,369,444	833,281	537,844	167,753	5,301,289	5,235,210
Foreign Exchange Contracts (1)
Swaps	155,542	215,827	138,246	100,254	27,632	637,501	604,728
Forward foreign exchange contracts	480,223	11,892	2,209	289	27	494,640	453,711
Futures	1,580	28	–	–	–	1,608	882
Options	76,721	6,490	1,202	–	–	84,413	85,269
Total foreign exchange contracts	714,066	234,237	141,657	100,543	27,659	1,218,162	1,144,590
Commodity Contracts
Swaps	9,591	18,447	2,296	279	–	30,613	24,722
Futures	15,300	20,536	2,878	297	–	39,011	32,422
Options	9,180	10,583	1,012	17	–	20,792	19,824
Total commodity contracts	34,071	49,566	6,186	593	–	90,416	76,968
Equity Contracts	118,139	38,527	11,758	2,071	283	170,778	91,178
Credit Contracts (2)	944	615	3,395	3,815	433	9,202	7,429
Total notional amount	3,260,187	1,692,389	996,277	644,866	196,128	6,789,847	6,555,375

(1)	Gold contracts are included with foreign exchange contracts.
(2)	Under the SA-CCR, excludes loan commitment derivatives.

Note 9: Premises and Equipment

We record all owned premises and equipment at cost less accumulated depreciation, and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life. The maximum estimated useful lives we use to depreciate our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	5 to 7 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Depreciation methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At each reporting period, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were write-downs of computer equipment of $4 million due to impairment during the year ended October 31, 2020 ($nil in 2019 and 2018). Gains and losses on disposal are included in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

Leases

When we enter into a new arrangement as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise.

The right-of-use asset is depreciated on a straight-line basis, based on the shorter of the useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any.

The lease liability accretes interest over the lease term, using the effective interest method, with the associated interest expense recognized in interest expense, other liabilities, in our Consolidated Statement of Income. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes. Refer to Note 14 for further information.

Amounts relating to leases of low value are expensed when incurred in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

BMO Financial Group 203rd Annual Report 2020	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the adoption of IFRS 16, net rent expense reported in non-interest expense, premises and equipment, in our Consolidated Statement of Income for the years ended October 31, 2019 and 2018 was $600 million and $530 million, respectively.

The total cost and associated accumulated depreciation for premises and equipment owned and leased are set out below:

(Canadian $ in millions)							2020						2019
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Right-of-use assets (1)	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost
Balance at beginning of year	109	1,534	2,470	973	1,615	na	6,701	145	1,627	2,229	933	1,514	6,448
Impact from adopting IFRS 16 (1)(2)	–	(23)	(65)	–	–	2,053	1,965	na	na	na	na	na	na
Additions/lease modifications	8	53	168	41	167	559	996	10	86	343	57	124	620
Disposals (3)	(6)	(116)	(104)	(122)	(28)	(22)	(398)	(45)	(179)	(102)	(15)	(24)	(365)
Foreign exchange and other	1	6	12	12	15	(10)	36	(1)	–	–	(2)	1	(2)
Balance at end of year	112	1,454	2,481	904	1,769	2,580	9,300	109	1,534	2,470	973	1,615	6,701
Accumulated Depreciation and Impairment
Balance at beginning of year	–	961	1,786	742	1,157	na	4,646	–	1,016	1,662	704	1,080	4,462
Impact from adopting IFRS 16 (1)	–	–	(27)	–	–	27	–	na	na	na	na	na	na
Disposals (2)	–	(93)	(100)	(120)	(25)	(22)	(360)	–	(114)	(101)	(12)	(20)	(247)
Depreciation	–	64	218	52	107	360	801	–	59	227	51	98	435
Foreign exchange and other	–	4	11	6	11	(2)	30	–	–	(2)	(1)	(1)	(4)
Balance at end of year	–	936	1,888	680	1,250	363	5,117	–	961	1,786	742	1,157	4,646
Net carrying value	112	518	593	224	519	2,217	4,183	109	573	684	231	458	2,055

(1)	Effective November 1, 2019, we adopted IFRS 16 Leases, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods (Note 1).
(2)	Includes net book value of buildings transferred to right-of-use assets.
(3)	Includes fully depreciated assets written off.

na – not applicable due to IFRS 16 adoption.

Note 10: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Clearpool Group Inc. (Clearpool)

On April 6, 2020, we completed the acquisition of Clearpool, a New York-based provider of electronic trading solutions, operating in the United States and Canada, for cash consideration of US$139 million (CAD$196 million) plus contingent consideration of approximately US$7 million (CAD$11 million) based on meeting certain revenue targets over four years. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $85 million and goodwill of $132 million. The intangible assets are being amortized over three to eight years. Goodwill related to this acquisition is not deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
Clearpool
Goodwill and intangible assets	217
Other assets	44
Total assets	261
Liabilities	54
Purchase price	207

The purchase price allocation for Clearpool has been completed.

Note 11: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

In performing the impairment test, we utilize the fair value less costs to sell for each group of CGUs based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond 10 years, cash flows were assumed to grow at perpetual annual rates of up to 2.5% (2.5% in 2019). The discount rates we applied in determining the

178	BMO Financial Group 203rd Annual Report 2020

recoverable amounts in 2020 ranged from 6.0% to 10.3% (8.0% to 11.0% in 2019), and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2020, 2019 or 2018.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause the recoverable amounts of our CGUs to decline below their carrying amounts.

A continuity of our goodwill by group of CGUs for the years ended October 31, 2020 and 2019 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking					BMO Wealth Management			BMO Capital Markets	Total
	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management		Insurance		Total
Balance – October 31, 2018	97		3,797		3,894	2,129		2		2,131	348	6,373
Foreign exchange and other (1)	–		(1)		(1)	16		–		16	(48)	(33)
Balance – October 31, 2019	97		3,796		3,893	2,145		2		2,147	300	6,340
Acquisitions during the year	–		–		–	–		–		–	132	132
Foreign exchange and other (1)	–		45		45	23		–		23	(5)	63
Balance – October 31, 2020	97	(2)	3,841	(3)	3,938	2,168	(4)	2	(5)	2,170	427 (6)	6,535

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, Aver Media LP and GE Transportation Finance.
(3)	Relates primarily to First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club, AMCORE, M&I and GE Transportation Finance.
(4)

Relates to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International Limited, LGM Investments Limited, M&I, myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC Consulting LLC, AWMB and F&C Asset Management plc.

(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison, BMO Nesbitt Burns Inc., Paloma Securities L.L.C., M&I, Greene Holcomb Fisher, KGS-Alpha Capital Markets and Clearpool.

Intangible Assets

Intangible assets related to our acquisitions are initially recorded at their fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income. The following table presents the changes in the balance of these intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Software – amortizing		Software under development	Other	Total
Cost as at October 31, 2018	688	951	191	4,127		496	384	6,837
Additions (disposals)	–	–	–	718		(91)	30	657
Foreign exchange and other	72	–	–	(9)		(3)	33	93
Cost as at October 31, 2019	760	951	191	4,836	(1)	402	447	7,587
Additions (disposals)	–	–	–	562		(124)	(17)	421
Foreign exchange and other	7	11	2	18		2	(2)	38
Cost as at October 31, 2020	767	962	193	5,416	(1)	280	428	8,046

(1)	Includes $4,458 million of internally generated software as at October 31, 2020 ($3,969 million as at October 31, 2019).

The following table presents the accumulated amortization of our intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Software – amortizing		Software under development	Other	Total
Accumulated amortization at October 31, 2018	475	830	191	2,970		–	99	4,565
Amortization	60	48	–	395		–	51	554
Disposals	–	–	–	(11)		–	–	(11)
Foreign exchange and other	16	–	–	7		–	32	55
Accumulated amortization at October 31, 2019	551	878	191	3,361	(1)	–	182	5,163
Amortization	52	46	–	478		–	44	620
Disposals	–	–	–	(173)		–	(38)	(211)
Foreign exchange and other	13	9	2	15		–	(7)	32
Accumulated amortization at October 31, 2020	616	933	193	3,681	(1)	–	181	5,604
Carrying value at October 31, 2020	151	29	–	1,735		280	247	2,442
Carrying value at October 31, 2019	209	73	–	1,475		402	265	2,424

(1)	Includes $2,909 million of internally generated software as at October 31, 2020 ($2,594 million as at October 31, 2019).

Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $172 million as at October 31, 2020 ($168 million as at October 31, 2019) in intangible assets with indefinite lives that relate primarily to fund management contracts.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell.

There were write-downs of software-related intangible assets of $5 million during the year ended October 31, 2020 ($10 million in 2019 and $13 million in 2018).

BMO Financial Group 203rd Annual Report 2020	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Other Assets

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest revenue, lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet.

Other

The components of other within other assets are as follows:

(Canadian $ in millions)	2020	2019
Accounts receivable, prepaid expenses and other items	2,942	2,700
Accrued interest receivable	1,586	1,755
Bank owned life insurance policies	4,352	4,242
Leased vehicles, net of accumulated amortization	677	870
Cash collateral	6,344	3,722
Due from clients, dealers and brokers	161	177
Insurance-related assets	1,507	1,163
Other employee future benefits assets (Note 21)	38	46
Pension asset (Note 21)	124	186
Precious metals (1)	7,744	1,719
Total	25,475	16,580

(1)	Precious metals are recorded at their fair value based on quoted prices in active markets.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Note 13: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	Payable on a fixed date (3)	2020	2019
Deposits by:
Banks (1)	3,594	2,460	1,231	31,540	38,825	23,816
Business and government	44,111	44,258	124,813	187,497	400,679	343,157
Individuals	4,661	30,369	111,905	72,595	219,530	201,170
Total (2) (4)	52,366	77,087	237,949	291,632	659,034	568,143
Booked in:
Canada	41,855	67,873	112,543	185,655	407,926	349,714
United States	8,818	9,170	124,129	78,175	220,292	189,546
Other countries	1,693	44	1,277	27,802	30,816	28,883
Total	52,366	77,087	237,949	291,632	659,034	568,143

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at FVTPL.
(3)

Includes $25,651 million of senior unsecured debt as at October 31, 2020 subject to the Bank Recapitalization (Bail-In) regime ($16,248 million as at October 31, 2019). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(4)

Included in deposits as at October 31, 2020 and 2019 are $322,951 million and $279,860 million, respectively, of deposits denominated in U.S. dollars, and $32,254 million and $36,680 million, respectively, of deposits denominated in other foreign currencies.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, on some of which we pay interest. Our customers need not notify us prior to withdrawing money from their chequing accounts. Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as retail and small business term deposits, wholesale funding, and guaranteed investment certificates. Deposits totalling $27,353 million as at October 31, 2020 ($30,051 million as at October 31, 2019) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them based on their remaining contractual maturities.

•	Commercial paper, which totalled $8,358 million as at October 31, 2020 ($9,495 million as at October 31, 2019).
•	Covered bonds, which totalled $24,699 million as at October 31, 2020 ($25,465 million as at October 31, 2019).

The following table presents the maturity schedule for our deposits payable on a fixed date:

(Canadian $ in millions)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
As at October 31, 2020	192,617	27,855	30,053	18,260	9,683	13,164	291,632
As at October 31, 2019	183,952	34,401	23,855	21,735	16,959	13,991	294,893

We	have unencumbered liquid assets of $306,120 million to support these and other deposit liabilities ($249,650 million in 2019).

The following table presents deposits payable on a fixed date greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at October 31, 2020	158,475	72,186	27,799	258,460
As at October 31, 2019	152,499	79,682	26,681	258,862

Comparative figures have been reclassified to conform with the current period’s presentation.

180	BMO Financial Group 203rd Annual Report 2020

The following table presents the maturity schedule for deposits greater than one hundred thousand dollars booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at October 31, 2020	18,081	29,679	28,109	82,606	158,475
As at October 31, 2019	26,234	8,400	31,155	86,710	152,499

Comparative figures have been reclassified to conform with the current period’s presentation.

Most of our structured note liabilities included in deposits have been designated at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes is recorded in non-interest revenue, trading revenues with the changes in fair value due to own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year.

The following table presents fair value and changes in fair value of structured note liabilities:

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Change in fair value recorded in the Consolidated Statement of Income (1)	Change in fair value due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value due to own credit risk recorded in AOCI (before tax)
As at October 31, 2020	18,073	19,175	1,319	(26)	(168)
As at October 31, 2019	15,829	15,431	(1,414)	114	(141)

(1)	Change in fair value may be offset by related change in fair value on hedge contracts.

Note 14: Other Liabilities

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in non-interest revenue, lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under acceptances is recorded in other liabilities in our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in securities borrowed or purchased under resale agreements or other liabilities, securities lent or sold under repurchase agreements, respectively. Interest earned on cash collateral is recorded in interest, dividend and fee income in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, other liabilities, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded at fair value in securities sold but not yet purchased, with any gains or losses recorded in non-interest revenue, trading revenues.

Securities Sold But Not Yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to the fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securitization and Structured Entities’ Liabilities

Securitization and structured entities’ liabilities include notes issued by our consolidated bank securitization vehicles and liabilities associated with the securitization of our Canadian mortgage loans as part of the Canada Mortgage Bond program, the National Housing Act Mortgage-Backed Securities program and our own programs. Additional information on our securitization programs and associated liabilities is provided in Notes 6 and 7. These liabilities are initially measured at fair value plus any directly attributable costs and are subsequently measured at amortized cost. The interest expense related to these liabilities is recorded in interest expense, other liabilities, in our Consolidated Statement of Income.

Other

The components of other within other liabilities are as follows:

(Canadian $ in millions)	2020	2019
Accounts payable, accrued expenses and other items	8,719	8,613
Accrued interest payable	1,359	1,693
Cash collateral	6,596	5,128
Insurance-related liabilities	12,441	11,581
Lease Liabilities (1)	2,409	na
Liabilities of subsidiaries, other than deposits	–	7,934
Other employee future benefits liability (Note 21)	1,147	1,125
Payable to brokers, dealers and clients	2,969	2,204
Pension liability (Note 21)	553	329
Total	36,193	38,607

(1)	Effective November 1, 2019, we adopted IFRS 16 Leases, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods (Note 1).

BMO Financial Group 203rd Annual Report 2020	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Insurance-Related Liabilities

We are engaged in insurance businesses related to life insurance, annuities, which includes pension risk, accident and sickness, creditor insurance, and reinsurance. We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The change in fair value of these investment contract liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities with the exception of changes in our own credit risk recognized in other comprehensive income. The impact of changes in our own credit risk is measured based on movements in our own credit spread year over year. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue.

The following table presents fair value and changes in fair value in our investment contract liabilities.

(Canadian $ in millions)	Fair value	Notional amount due at contractual maturity	Change in fair value recorded in the Consolidated Statement of Income	Change in fair value due to own credit risk recorded in OCI (before tax)	Cumulative change in fair value due to own credit risk recognized in AOCI (before tax)
As at October 31, 2020	1,168	1,594	88	(12)	(46)
As at October 31, 2019	1,043	1,529	119	(12)	(33)

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions.

A reconciliation of the change in insurance-related liabilities is as follows:

(Canadian $ in millions)	2020	2019
Insurance-related liabilities, beginning of year	11,581	9,585
Increase (decrease) in life insurance policy benefit liabilities from:
New business	476	706
In-force policies	182	906
Changes in actuarial assumptions and methodology	(58)	23
Net increase in life insurance policy benefit liabilities	600	1,635
Change in other insurance-related liabilities	260	361
Insurance-related liabilities, end of year	12,441	11,581

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries of their direct obligation to the insured parties. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance premiums ceded are recorded net against direct premium income and are included in non-interest revenue, insurance revenue, in our Consolidated Statement of Income for the years ended October 31, 2020, 2019 and 2018, as shown in the table below:

(Canadian $ in millions)	2020	2019	2018
Direct premium income	1,582	1,944	1,976
Ceded premiums	(154)	(158)	(148)
	1,428	1,786	1,828

Lease Liabilities

Beginning November 1, 2019, when we enter into leases we record lease liabilities representing the present value of future lease payments over the lease term. Interest expense recorded on lease liabilities for the year ended October 31, 2020 was $53 million. Total cash outflow for lease liabilities for the year ended October 31, 2020 was $384 million. Variable lease payments (for example maintenance, utilities and property taxes) not included in the measurement of lease liabilities for the year ended October 31, 2020 was $219 million. IFRS 16 was adopted on November 1, 2019, prior period amounts are not applicable.

The maturity profile of our undiscounted lease liabilities is $380 million for 2021, $332 million for 2022, $293 million for 2023, $275 million for 2024, $234 million for 2025 and $1,234 million thereafter.

182	BMO Financial Group 203rd Annual Report 2020

Note 15: Subordinated Debt

Subordinated debt represents our direct unsecured obligations to our debt holders, in the form of notes and debentures, and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 8). The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.

The face values, terms to maturity and carrying values of our subordinated debt are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option	2020 Total	2019 Total
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	146	145
Series H Medium-Term Notes, Second Tranche (8)	1,000	December 2025	3.34	December 2020 (1)	961	983
Series I Medium-Term Notes, First Tranche (8)	1,250	June 2026	3.32	June 2021 (2)	1,242	1,230
Series I Medium-Term Notes, Second Tranche (8)	850	June 2027	2.57	June 2022 (3)	833	820
3.803% Subordinated Notes due 2032 (8)	US 1,250	December 2032	3.80	December 2027 (4)	1,771	1,646
4.338% Subordinated Notes due 2028 (8)	US 850	October 2028	4.34	October 2023 (5)	1,219	1,180
Series J Medium-Term Notes, First Tranche (8)	1,000	September 2029	2.88	September 2024 (6)	996	991
Series J Medium-Term Notes, Second Tranche (8)(9)	1,250	June 2030	2.08	June 2025 (7)	1,248	–
Total (10)					8,416	6,995

(1)

Redeemable at the greater of par and the Canada Yield Price prior to December 8, 2020, and redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing December 8, 2020. On November 2, 2020, we announced our intention to redeem all of our $1,000 million Series H Medium-Term Notes, Second Tranche on December 8, 2020.

(2)

Redeemable at the greater of par and the Canada Yield Price prior to June 1, 2021, and redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing June 1, 2021.

(3)

Redeemable at the greater of par and the Canada Yield Price prior to June 1, 2022, and redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing June 1, 2022.

(4)	Redeemable at par on December 15, 2027 together with accrued and unpaid interest to, but excluding, the redemption date.
(5)	Redeemable at par on October 5, 2023 together with accrued and unpaid interest to, but excluding, the redemption date.
(6)	Redeemable at par on September 17, 2024 together with accrued and unpaid interest to, but excluding, the redemption date.
(7)	Redeemable at par on June 17, 2025 together with accrued and unpaid interest to, but excluding, the redemption date.
(8)

These notes include a non-viability contingent capital provision, which is necessary for notes issued after a certain date to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then applying the multiplier.

(9)	On June 17, 2020, we issued $1,250 million of Series J Medium–Term Notes, Second Tranche.
(10)

Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together increased their carrying value as at October 31, 2020 by $119 million (decreased by $20 million in 2019); see Note 8 for further details on hedge adjustments. The carrying value is also adjusted for our subordinated debt holdings, held for market-making purposes.

The aggregate remaining maturities of our subordinated debt, based on the maturity dates under the terms of issue, can be found in the blue-tinted font in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section of Management’s Discussion and Analysis on pages 104 to 105 of this report.

BMO Financial Group 203rd Annual Report 2020	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments

(Canadian $ in millions, except as noted)	2020			2019
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 25	9,425,607	236	0.45	9,425,607	236	0.45
Class B – Series 26	2,174,393	54	0.52	2,174,393	54	0.70
Class B – Series 27	20,000,000	500	0.96	20,000,000	500	0.98
Class B – Series 29	16,000,000	400	0.91	16,000,000	400	0.96
Class B – Series 31	12,000,000	300	0.96	12,000,000	300	0.95
Class B – Series 33	8,000,000	200	0.90	8,000,000	200	0.95
Class B – Series 35 (6)	6,000,000	150	1.25	6,000,000	150	1.25
Class B – Series 36 (6)	600,000	600	58.50	600,000	600	58.50
Class B – Series 38	24,000,000	600	1.21	24,000,000	600	1.21
Class B – Series 40	20,000,000	500	1.13	20,000,000	500	1.13
Class B – Series 42	16,000,000	400	1.10	16,000,000	400	1.10
Class B – Series 44	16,000,000	400	1.21	16,000,000	400	1.44
Class B – Series 46 (1)	14,000,000	350	1.28	14,000,000	350	0.77
Preferred Shares – Classified as Equity		4,690			4,690
Other Equity Instruments
4.8% Additional Tier 1 Capital Notes (2)		658			658
4.3% Limited Recourse Capital Notes, Series 1 (3)		1,250			–
Preferred Shares and Other Equity Instruments		6,598			5,348
Common Shares
Balance at beginning of year	639,232,276	12,971		639,329,625	12,929
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan	6,746,237	471		–	–
Issued/cancelled under the Stock Option Plan and other stock-based compensation plans (Note 20)	563,613	40		902,651	62
Repurchased for cancellation and/or treasury shares sold/purchased (4)(5)	(652,730)	(52)		(1,000,000)	(20)
Balance at End of Year	645,889,396	13,430	4.24	639,232,276	12,971	4.06

(1)	On April 17, 2019, we issued 14 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 46, at a price of $25.00 cash per share for gross proceeds of $350 million.
(2)	On July 30, 2019, we issued US$500 million 4.8% Additional Tier 1 Capital Notes.
(3)	On September 16, 2020, we issued $1,250 million 4.3% Limited Recourse Capital Notes, Series 1.
(4)	Common shares are net of 652,730 treasury shares as at October 31, 2020.
(5)

During fiscal 2020, we did not purchase any of our common shares under the normal course issuer bid (NCIB). During fiscal 2019, we repurchased and cancelled 1 million of our common shares as part of the NCIB at an average cost of $90.00 per share, totalling $90 million.

(6)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.

Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Quarterly non-cumulative dividend (1)		Reset premium	Date redeemable / convertible		Convertible to
Class B – Series 25	25.00	$0.112813	(2)	1.15%	August 25, 2021	(3)(4)	Class B – Series 26	(8)
Class B – Series 26	25.00	Floating	(7)	1.15%	August 25, 2021	(3)(5)	Class B – Series 25	(8)
Class B – Series 27	25.00	$ 0.24075	(2)	2.33%	May 25, 2024	(3)(4)	Class B – Series 28	(8)(9)
Class B – Series 29	25.00	$ 0.2265	(2)	2.24%	August 25, 2024	(3)(4)	Class B – Series 30	(8)(9)
Class B – Series 31	25.00	$0.240688	(2)	2.22%	November 25, 2024	(3)(4)	Class B – Series 32	(8)(9)
Class B – Series 33	25.00	$0.190875	(2)	2.71%	August 25, 2025	(3)(4)	Class B – Series 34	(8)(9)
Class B – Series 35	25.00	$ 0.3125	(6)	Does not reset	August 25, 2020	(6)	Not convertible	(6)
Class B – Series 36	1,000.00	$ 14.6250	(6)	4.97%	November 25, 2020	(6)	Class B – Series 37	(6)
Class B – Series 38	25.00	$0.303125	(2)	4.06%	February 25, 2022	(3)(4)	Class B – Series 39	(8)(9)
Class B – Series 40	25.00	$ 0.28125	(2)	3.33%	May 25, 2022	(3)(4)	Class B – Series 41	(8)(9)
Class B – Series 42	25.00	$ 0.2750	(2)	3.17%	August 25, 2022	(3)(4)	Class B – Series 43	(8)(9)
Class B – Series 44	25.00	$0.303125	(2)	2.68%	November 25, 2023	(3)(4)	Class B – Series 45	(8)(9)
Class B – Series 46	25.00	$ 0.31875	(2)	3.51%	May 25, 2024	(3)(4)	Class B – Series 47	(8)(9)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors.
(2)

The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as, and when declared, at the 3-month Government of Canada treasury bill yield plus the reset premium noted.

(3)	Redeemable on the date noted and every five years thereafter.
(4)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become floating rate preferred shares.
(5)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, the shares will become fixed rate preferred shares.
(6)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.
(7)	Floating rate will be set as, and when declared, at the 3-month Government of Canada treasury bill yield plus a reset premium.
(8)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(9)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.

184	BMO Financial Group 203rd Annual Report 2020

On November 25, 2020, BMO redeemed all of its 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (Non-Viability Contingent Capital (NVCC)) for an aggregate total of $156 million and all of its 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

On June 29, 2020, we announced that we did not intend to exercise our right to redeem the current outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (Preferred Shares Series 33) on August 25, 2020. As a result, subject to certain conditions, the holders of Preferred Shares Series 33 had the right, at their option, by August 10, 2020, to convert any or all of their Preferred Shares Series 33 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 34 (Preferred Shares Series 34). During the conversion period, which ran from July 27, 2020 to August 10, 2020, 118,563 Preferred Shares Series 33 were tendered for conversion into Preferred Shares Series 34, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 33 prospectus supplement dated May 29, 2015. As a result, no Preferred Shares Series 34 were issued and holders of Preferred Shares Series 33 retained their shares. The dividend rate for the Preferred Shares Series 33 for the five-year period commencing on August 25, 2020, and ending on August 24, 2025, is 3.054%.

Other Equity Instruments

On September 16, 2020, we issued $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCN) (NVCC), which are classified as equity and form part of our Additional Tier 1 non-viability contingent capital. Upon the occurrence of a recourse event, the noteholders will have recourse to assets held in a consolidated trust managed by a third party trustee. The trust assets are currently comprised of $1,250 million of BMO issued Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares, Series 48 (NVCC) (Preferred Shares Series 48) issued concurrently with the LRCN. As the Preferred Shares Series 48 eliminate on consolidation, they do not currently form part of our Additional Tier 1 capital.

On July 30, 2019, we issued US$500 million 4.8% Additional Tier 1 Capital Notes (NVCC) (AT1 notes), which are also classified as equity and form part of our additional Tier 1 capital.

Both the LRCN and AT1 notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both types of instrument and, as a result, the full amount of proceeds have been classified as equity. Semi-annual distributions on the LRCN and AT1 notes will be recorded when payable. The LRCN and AT1 notes are subordinate to the claims of the depositors and certain other creditors in right of payment. The following table shows the details of our AT1 notes and LRCN as at October 31, 2020 and 2019.

(Canadian $, in millions, except as noted)					2020	2019
	Face value	Interest rate (%)	Redeemable at our option	Convertible to	Total	Total
4.8% Additional Tier 1 Capital Notes	US$500	4.8 (1)	August 2024 (2)	Variable number of common shares (3)	658	658
4.3% Limited Recourse Capital Notes	$1,250	4.3 (4)	November 2025 (2)	Variable number of common shares (4)	1,250	–
Total					1,908	658

(1)	Non-cumulative interest is payable semi-annually in arrears, at the bank’s discretion.
(2)

The notes are redeemable at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest, in whole or in part, at our option on any interest payment date on or after the first interest reset date or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3)

The notes issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. Refer to the Non-Viability Contingent Capital paragraph below for details.

(4)

Non-deferrable interest is payable semi-annually on these notes, at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCN. In circumstances under which non-viability contingent capital, including the Preferred Shares Series 48, would be converted into common shares of the bank (described below), the LRCN would be redeemed, with noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of common shares of the bank received by the trust on conversion of the Preferred Share Series 48.

Authorized Share Capital

We classify financial instruments that we issue as financial liabilities, equity instruments or compound instruments. Financial instruments that will be settled by a variable number of our common shares upon conversion by the holders are classified as liabilities in our Consolidated Balance Sheet. Dividends and interest payments on financial liabilities are classified as interest expense in our Consolidated Statement of Income. Financial instruments are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Issued instruments that are not mandatorily redeemable, or that are not convertible into a variable number of our common shares at the holder’s option, are classified as equity and presented in share capital. Dividend payments on equity instruments are recognized as a reduction in equity.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors at their discretion. Historically, the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares, without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of the total contributed surplus related to treasury shares.

BMO Financial Group 203rd Annual Report 2020	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-Viability Contingent Capital

Class B – Series 27, Class B – Series 29, Class B – Series 31, Class B – Series 33, Class B – Series 35, Class B – Series 36, Class B – Series 38, Class B – Series 40, Class B – Series 42, Class B – Series 44 and Class B – Series 46 preferred share issues as well as the AT1 notes and by virtue of the recourse to the Preferred Shares Series 48, the LRCN include a non-viability contingent capital provision, which is necessary for them to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted, or agreed to accept, a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share or other equity instrument is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument issuance, including declared and unpaid dividends on such preferred share or other equity instrument issuance, by the conversion price and then applying the multiplier.

Normal Course Issuer Bid

Our previous normal course issuer bid (NCIB) expired on June 2, 2020. Our plan, subject to the approval of OSFI and the Toronto Stock Exchange, was to establish a new NCIB permitting us to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s announcement on March 13, 2020 that all share buybacks by Federally Regulated Financial Institutions should be halted for the time being.

During fiscal 2020, we did not purchase any of our common shares under the NCIB. During fiscal 2019, we repurchased and cancelled 1 million of our common shares as part of the NCIB at an average cost of $90.00 per share, totalling $90 million.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues or other equity instruments for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the Bank Act (Canada). In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so and, in certain circumstances Class B preferred share dividends cannot be paid unless dividends on our Preferred Shares Series 48 have been paid.

In addition, if the bank does not pay the interest in full on the Additional Tier 1 Capital Notes, the bank will not declare dividends on its common shares or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the bank resumes full interest payments on the Additional Tier 1 Capital Notes.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a Dividend Reinvestment and Share Purchase Plan (DRIP) for our shareholders. Participation in the plan is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

In the first and second quarters of fiscal 2020, common shares to supply the DRIP were purchased on the open market. In the third and fourth quarters of fiscal 2020, common shares to supply the dividend reinvestment feature of the DRIP were issued from treasury at a 2% discount from their then-current market price. During fiscal 2019, common shares to supply the DRIP were purchased on the open market.

Potential Share Issuances

As at October 31, 2020, we had reserved 33,200,910 common shares (39,947,147 in 2019) for potential issuance in respect of the DRIP. We have also reserved 6,446,110 common shares (6,108,307 in 2019) for the potential exercise of stock options, as further described in Note 20.

Note 17: Fair Value of Financial Instruments and Trading-Related Revenue

We record trading assets and liabilities, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business. For certain portfolios of financial instruments where we manage exposures to similar and offsetting risks, fair value is determined on the basis of our net exposure to that risk.

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.

Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are reasonably measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (IPV) and profit or loss attribution analysis (PAA), consistent with industry practice. These controls are applied independently of the relevant operating groups.

We establish valuation methodologies for each financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and

186	BMO Financial Group 203rd Annual Report 2020

appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process carried out by management to identify and explain changes in fair value positions across all operating lines of business within BMO Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid or ask prices, depending on which is the most appropriate to measure fair value. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined using prices obtained from independent third-party vendors, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for mortgage-backed securities and collateralized mortgage obligations include discount rates, default rates, expected prepayments, credit spreads and recoveries.

Corporate Debt Securities

The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and third party vendors.

Trading Loans

The fair value of trading loans is determined by referring to current market prices for the same or similar instruments.

Corporate Equity Securities

The fair value of corporate equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using either quoted market prices for similar securities or using valuation techniques, which include discounted cash flow analysis and earnings multiples.

Privately Issued Securities

Privately issued debt and equity securities are valued using prices observed in recent market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of our privately issued securities includes net asset values published by third-party fund managers as applicable.

Prices from dealers, brokers and third party vendors are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that vendors employ a valuation model that maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate performing loans, other than credit card loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms and credit risks. For credit card performing loans, fair value is considered to be equal to carrying value, due to their short-term nature.

For floating rate performing loans, changes in interest rates have minimal impact on fair value since interest rates are repriced or reset frequently. On that basis, fair value is assumed to be equal to carrying value.

The fair value of loans is not adjusted for the value of any credit protection purchased to mitigate credit risk.

Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These independently validated models incorporate current market data for interest rates, foreign currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our models calculate fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign currency exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (CVA) to recognize the credit risk that the bank’s counterparty may not ultimately be able to fulfill its derivative obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and novation to central counterparties. We also calculate a funding valuation adjustment (FVA) to recognize the implicit funding costs associated with over-the-counter derivative positions. The FVA is determined by reference to our own funding spreads.

BMO Financial Group 203rd Annual Report 2020	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows related to these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks. The fair value of our senior note liabilities and covered bonds is determined by referring to current market prices for similar instruments or using valuation techniques, such as discounted cash flow models that use market interest rate yield curves and funding spreads.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, since carrying value is equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value, since deposits reprice to market frequently. On that basis, fair value is considered to equal carrying value.

Certain of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally validated valuation models and incorporates observable market prices for identical or comparable securities, as well as other inputs, such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

Securitization and Structured Entities’ Liabilities

The determination of the fair value of our securitization and structured entities’ liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flow models that maximize the use of observable inputs.

Subordinated Debt

The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.

Financial Instruments with a Carrying Value Approximating Fair Value

Carrying value is considered to be a reasonable estimate of fair value for our cash and cash equivalents.

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the fair values of financial instruments not carried at fair value in our Consolidated Balance Sheet.

(Canadian $ in millions)					2020
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities (1)
Amortized cost	48,466	49,009	18,831	30,178	–

Loans (1)
Residential mortgages	126,882	128,815	–	128,815	–
Consumer instalment and other personal	69,480	70,192	–	70,192	–
Credit cards	7,556	7,556	–	7,556	–
Business and government (2)	238,239	239,929	–	239,929	–
	442,157	446,492	–	446,492	–

Deposits (3)	640,961	643,156	–	643,156	–
Securitization and structured entities’ liabilities	26,889	27,506	–	27,506	–
Subordinated debt	8,416	8,727	–	8,727	–

(1)	Carrying value is net of allowance.
(2)	Excludes $2,890 million of loans classified as FVTPL and $51 million of loans classified as FVOCI.
(3)	Excludes $18,073 million of structured note liabilities designated at FVTPL.

This table excludes certain financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

188	BMO Financial Group 203rd Annual Report 2020

(Canadian $ in millions)					2019
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities (1)
Amortized cost	24,472	24,622	13,612	11,010	–

Loans (1)
Residential mortgages	123,676	124,093	–	124,093	–
Consumer instalment and other personal	67,200	67,516	–	67,516	–
Credit cards	8,623	8,623	–	8,623	–
Business and government (2)	224,442	225,145	–	225,145	–
	423,941	425,377	–	425,377	–

Deposits (3)	552,314	553,444	–	553,444	–
Securitization and structured entities’ liabilities	27,159	27,342	–	27,342	–
Subordinated debt	6,995	7,223	–	7,223	–

(1)	Carrying value is net of allowance.
(2)	Excludes $2,156 million of loans classified as FVTPL and $22 million of loans classified as FVOCI.
(3)	Excludes $15,829 million of structured note liabilities designated at FVTPL.

This table excludes certain financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows, with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

BMO Financial Group 203rd Annual Report 2020	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	2020							2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	6,529	4,371	–	10,900	6,959	1,371	–	8,330
Canadian provincial and municipal governments	1,868	6,467	–	8,335	3,871	3,656	–	7,527
U.S. federal government	5,702	2,716	–	8,418	8,001	762	–	8,763
U.S. states, municipalities and agencies	16	487	–	503	48	626	–	674
Other governments	1,021	1,495	–	2,516	888	697	–	1,585
NHA MBS and U.S. agency MBS and CMO	7	11,487	803	12,297	14	10,494	538	11,046
Corporate debt	3,767	7,274	–	11,041	2,620	5,091	7	7,718
Trading loans	–	67	–	67	–	103	–	103
Corporate equity	43,757	–	–	43,757	40,155	2	–	40,157
	62,667	34,364	803	97,834	62,556	22,802	545	85,903
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	452	149	–	601	410	107	–	517
Canadian provincial and municipal governments	180	1,249	–	1,429	364	915	–	1,279
U.S. federal government	–	44	–	44	–	48	–	48
Other governments	–	94	–	94	–	49	–	49
NHA MBS and U.S. agency MBS and CMO	–	3	–	3	–	5	–	5
Corporate debt	70	7,827	–	7,897	146	8,071	–	8,217
Corporate equity	1,587	10	1,903	3,500	1,536	69	1,984	3,589
	2,289	9,376	1,903	13,568	2,456	9,264	1,984	13,704
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	20,765	1,685	–	22,450	11,168	776	–	11,944
Canadian provincial and municipal governments	2,604	2,143	–	4,747	3,798	2,214	–	6,012
U.S. federal government	14,852	2,842	–	17,694	15,068	907	–	15,975
U.S. states, municipalities and agencies	8	5,267	1	5,276	1	4,159	1	4,161
Other governments	3,643	3,738	–	7,381	4,396	2,939	–	7,335
NHA MBS and U.S. agency MBS and CMO	–	12,532	–	12,532	–	14,000	–	14,000
Corporate debt	792	2,442	–	3,234	2,205	2,802	–	5,007
Corporate equity	–	–	93	93	–	–	81	81
	42,664	30,649	94	73,407	36,636	27,797	82	64,515
Business and Government Loans	–	996	1,945	2,941	–	442	1,736	2,178
Precious Metals	7,744	–	–	7,744	1,719	–	–	1,719
Fair Value Liabilities
Securities sold but not yet purchased	19,740	9,636	–	29,376	22,393	3,860	–	26,253
Structured note liabilities	–	18,073	–	18,073	–	15,829	–	15,829
Investment contract liabilities	–	1,168	–	1,168	–	1,043	–	1,043
	19,740	28,877	–	48,617	22,393	20,732	–	43,125
Derivative Assets
Interest rate contracts	13	14,916	–	14,929	14	10,443	–	10,457
Foreign exchange contracts	1	10,825	–	10,826	7	9,262	–	9,269
Commodity contracts	123	2,465	–	2,588	329	817	–	1,146
Equity contracts	750	7,711	–	8,461	226	997	–	1,223
Credit default swaps	–	11	–	11	–	49	–	49
	887	35,928	–	36,815	576	21,568	–	22,144
Derivative Liabilities
Interest rate contracts	22	10,871	–	10,893	11	7,943	–	7,954
Foreign exchange contracts	3	10,609	–	10,612	20	10,843	–	10,863
Commodity contracts	350	1,983	–	2,333	218	1,462	–	1,680
Equity contracts	456	6,067	–	6,523	103	2,896	–	2,999
Credit default swaps	–	10	4	14	–	101	1	102
	831	29,540	4	30,375	352	23,245	1	23,598

Certain comparative figures have been reclassified to conform with the current year’s presentation.

190	BMO Financial Group 203rd Annual Report 2020

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumption to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

As at October 31, 2020 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Range of input values (1)
					Low	High
Private equity (2)	Corporate equity	1,903	Net asset value EV/EBITDA	Net asset value Multiple	na 5x	na 17x
Loans (3)	Business and government loans	1,945	Discounted cash flows	Discount margin	65 bps	141 bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	803	Discounted cash flows	Prepayment rate	6%	62%
			Market Comparable	Comparability Adjustment (4)	(4.93)	5.74

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $487 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost, which approximates fair value, and hold to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $3 million.
(4)	Range of input values represents price per security adjustment.

na – not applicable

As at October 31, 2019 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Range of input values (1)
					Low	High
Private equity (2)	Corporate equity	1,984	Net asset value EV/EBITDA	Net asset value Multiple	na 5x	na 16x
Loans (3)	Business and government loans	1,736	Discounted cash flows	Discount margin	70 bps	115 bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	538	Discounted cash flows	Prepayment rate	2%	30%
			Market Comparable	Comparability Adjustment (4)	(5.91)	8.57

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $829 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost, which approximates fair value, and hold to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $3 million.
(4)	Range of input values represents price per security adjustment.

na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit we derive from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (EV) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Discount Margin

Loan and corporate debt yield is the interest rate used to discount expected future cash flows in the valuation model. The discount margin is the difference between an instrument’s yield and a benchmark instrument’s yield. Benchmark instruments, such as government bonds, have high credit quality ratings and similar maturities. The discount margin therefore represents a market return that accounts for uncertainty in future cash flows. Generally, a higher or lower discount margin will result in a lower or higher fair value.

Prepayment Rates

Discounted cash flow models are used to fair value our NHA MBS and U.S. agency MBS and CMOs. The cash flow model includes assumptions related to conditional prepayment rates, constant default rates and percentage loss on default. Prepayment rates impact our estimate of future cash flows. Changes in the prepayment rate tend to be negatively correlated with interest rates. In other words, an increase in the prepayment rate will result in a higher fair value when the asset interest rate is lower than the current reinvestment rate. A decrease in the prepayment rate will result in a lower fair value when the asset interest rate is higher than the current reinvestment rate.

Comparability Adjustment

Market comparable pricing is used to evaluate the fair value of NHA MBS and U.S. agency MBS and CMOs. This technique involves sourcing prices from third parties for similar instruments and applying adjustments to reflect recent transaction prices and instrument specific characteristics.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.

BMO Financial Group 203rd Annual Report 2020	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents significant transfers between Level 1 and Level 2 for the years ended October 31, 2020 and October 31, 2019.

(Canadian $ in millions)		2020		2019
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	6,582	5,930	5,831	7,985
FVTPL Securities	667	334	715	808
FVOCI Securities	12,193	13,425	11,014	7,309
Securities sold but not yet purchased	7,781	3,871	9,973	7,898

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the years ended October 31, 2020 and 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 to Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 to Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value
For the year ended October 31, 2020 (Canadian $ in millions)	Balance October 31, 2019	Included in earnings	Included in other compre- hensive income (1)	Purchases/ Issuances	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(351)	9	1,338	(715)	–	225	(241)	803	(232)
Corporate debt	7	10	(2)	50	(68)	–	3	–	–	(1)
Total trading securities	545	(341)	7	1,388	(783)	–	228	(241)	803	(233)
FVTPL Securities
Corporate equity	1,984	4	17	356	(459)	–	1	–	1,903	35
Total FVTPL securities	1,984	4	17	356	(459)	–	1	–	1,903	35
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate equity	81	–	1	11	–	–	–	–	93	na
Total FVOCI securities	82	–	1	11	–	–	–	–	94	na
Business and Government Loans	1,736	(3)	156	1,803	–	(1,747)	–	–	1,945	–
Fair Value Liabilities
Securities sold but not yet purchased	–	–	–	–	–	–	–	–	–	–
Total fair value liabilities	–	–	–	–	–	–	–	–	–	–
Derivative Liabilities
Equity contracts	–	–	–	–	–	–	–	–	–	–
Credit default swaps	1	–	–	–	–	–	4	(1)	4	–
Total derivative liabilities	1	–	–	–	–	–	4	(1)	4	–

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on FVTPL securities still held on October 31, 2020 are included in earnings for the year.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

na – not applicable

192	BMO Financial Group 203rd Annual Report 2020

		Change in fair value
For the year ended October 31, 2019 (Canadian $ in millions)	Balance October 31, 2018	Included in earnings	Included in other compre- hensive income (1)	Purchases/ Issuances	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(46)	1	654	(399)	–	159	(86)	538	(16)
Corporate debt	7	–	–	44	(43)	–	–	(1)	7	–
Total trading securities	262	(46)	1	698	(442)	–	159	(87)	545	(16)
FVTPL Securities
Corporate equity	1,825	21	(2)	421	(280)	(1)	–	–	1,984	58
Total FVTPL securities	1,825	21	(2)	421	(280)	(1)	–	–	1,984	58
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate equity	62	–	2	17	–	–	–	–	81	na
Total FVOCI securities	63	–	2	17	–	–	–	–	82	na
Business and Government Loans	1,450	7	8	1,410	–	(1,139)	–	–	1,736	–
Fair Value Liabilities
Securities sold but not yet purchased	–	–	–	(7)	7	–	–	–	–	na
Total fair value liabilities	–	–	–	(7)	7	–	–	–	–	–
Derivative Liabilities
Equity contracts	1	–	–	–	–	–	–	(1)	–	–
Credit default swaps	1	–	–	–	–	–	1	(1)	1	–
Total derivative liabilities	2	–	–	–	–	–	1	(2)	1	–

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2019 are included in earnings for the year.

Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

na – not applicable

Trading-Related Revenue

Trading assets and liabilities, including derivatives, securities and financial instruments designated at fair value through profit or loss, are measured at fair value, with gains and losses recognized in trading revenues, non-interest revenue, in our Consolidated Statement of Income. Trading-related revenue includes net interest income and non-interest revenue and excludes underwriting fees and commissions on securities transactions, which are shown separately in our Consolidated Statement of Income. Net interest income arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense associated with funding these assets and liabilities in the following table.

(Canadian $ in millions)	2020	2019	2018
Interest rates	1,199	700	437
Foreign exchange	474	401	377
Equities	(32)	269	449
Commodities	271	145	63
Other	34	6	95
Total trading revenue	1,946	1,521	1,421
Reported as:
Net interest income	1,931	1,223	716
Non-interest revenue – trading revenue	15	298	705
Total trading revenue	1,946	1,521	1,421

BMO Financial Group 203rd Annual Report 2020	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18: Offsetting of Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in the Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right to offset the amounts only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)							2020
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1)(2)	Cash collateral	Net amount (3)
Financial Assets
Securities borrowed or purchased under resale agreements	115,863	3,985	111,878	17,302	92,066	194	2,316
Derivative instruments	37,164	349	36,815	19,302	3,318	4,799	9,396
	153,027	4,334	148,693	36,604	95,384	4,993	11,712

Financial Liabilities
Derivative instruments	30,724	349	30,375	19,302	3,011	3,301	4,761
Securities lent or sold under repurchase agreements	92,643	3,985	88,658	17,302	70,374	263	719
	123,367	4,334	119,033	36,604	73,385	3,564	5,480

(Canadian $ in millions)							2019
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/pledged as collateral (1)(2)	Cash collateral	Net amount (3)
Financial Assets
Securities borrowed or purchased under resale agreements	104,949	945	104,004	9,919	93,062	82	941
Derivative instruments	22,423	279	22,144	13,538	1,740	2,750	4,116
	127,372	1,224	126,148	23,457	94,802	2,832	5,057

Financial Liabilities
Derivative instruments	23,877	279	23,598	13,538	1,940	2,971	5,149
Securities lent or sold under repurchase agreements	87,601	945	86,656	9,919	76,501	4	232
	111,478	1,224	110,254	23,457	78,441	2,975	5,381

(1)	Financial assets received/pledged as collateral are disclosed at fair value and are limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or repledged except in the event of default or the occurrence of other predetermined events.
(3)	Not intended to represent our actual exposure to credit risk.

Note 19: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

Our approach includes establishing limits, targets and performance measures that are used to manage balance sheet positions, risk levels and capital requirements, as well as issuing and redeeming capital instruments to achieve a cost-effective capital structure.

Regulatory capital requirements for the bank are determined in accordance with OSFI’s Capital Adequacy Requirements Guideline, which is based on the Basel III framework developed by the Basel Committee on Banking Supervision. To address the market disruption posed by the COVID-19 pandemic, OSFI announced a suite of modifications to capital requirements effective from the second quarter of 2020.

Common Equity Tier 1 (CET1) capital is the most permanent form of capital. It is comprised of common shareholders’ equity and may include a portion of expected credit loss provisions, less deductions for goodwill, intangible assets and certain other items. Tier 1 capital is primarily comprised of CET1, preferred shares and other equity instruments, less regulatory deductions.

Tier 2 capital is primarily comprised of subordinated debentures and may include a portion of expected credit loss provisions, less regulatory deductions. Total capital includes Tier 1 and Tier 2 capital. Details of the components of our capital position are presented in Notes 11, 12, 15 and 16.

CET1 Capital Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio are the primary regulatory capital measures.

•	The CET1 Capital Ratio is defined as CET1 capital divided by risk-weighted assets.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Total Capital Ratio is defined as Total capital divided by risk-weighted assets.
•	The Leverage Ratio is defined as Tier 1 capital divided by leverage exposures, which consists of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

194	BMO Financial Group 203rd Annual Report 2020

As at October 31, 2020, we met OSFI’s required target capital ratios, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Tier 1 Surcharge for domestic systemically important banks, a Countercyclical Buffer and a 1.0% Domestic Stability Buffer.

Regulatory Capital Measures, Risk-Weighted Assets and Leverage Exposures (1)

(Canadian $ in millions, except as noted)	2020	2019
CET1 Capital	40,077	36,071
Tier 1 Capital	45,840	41,201
Total Capital	54,661	48,340
Risk-Weighted Assets	336,607	317,029
Leverage Exposures	953,640	956,493
CET1 Capital Ratio	11.9%	11.4%
Tier 1 Capital Ratio	13.6%	13.0%
Total Capital Ratio	16.2%	15.2%
Leverage Ratio	4.8%	4.3%

(1)	Reflects modifications to capital requirements announced by OSFI in response to the COVID-19 pandemic in the second quarter of fiscal 2020 which remain in effect.

Note 20: Employee Compensation – Share-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Each tranche is treated as a separate award with a different vesting period. In general, options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2020		2019		2018
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price (1)
Outstanding at beginning of year	6,108,307	76.59	6,095,201	72.19	7,525,296	72.05
Granted	976,087	101.47	931,047	89.90	705,398	100.63
Exercised	563,613	61.89	902,651	60.21	1,513,307	58.40
Forfeited/cancelled	34,052	97.10	4,756	98.96	152,417	86.85
Expired	40,619	82.78	10,534	103.79	469,769	153.40
Outstanding at end of year	6,446,110	81.50	6,108,307	76.59	6,095,201	72.19
Exercisable at end of year	3,595,744	69.16	3,507,803	64.57	3,782,481	61.39
Available for grant	13,575,259		2,487,645		3,405,239

(1)

The weighted-average exercise prices reflect the conversion of foreign currency denominated options at the exchange rate as at October 31, 2020, October 31, 2019 and October 31, 2018, respectively. For foreign currency denominated options exercised or expired during the year, the weighted-average exercise prices are translated using the exchange rates as at the settlement date and expiry date, respectively.

Employee compensation expense related to this plan for the years ended October 31, 2020, 2019 and 2018 was $9 million, $9 million and $7 million before tax, respectively ($8 million, $8 million and $7 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2020, 2019 and 2018 was $42 million, $130 million and $162 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2020, 2019 and 2018 was $42 million, $116 million and $140 million, respectively.

Options outstanding and exercisable at October 31, 2020 by range of exercise price were as follows:

(Canadian $, except as noted)						2020
		Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted-average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted-average exercise price
$50.01 to $60.00	866,275	0.9	56.37	866,275	0.9	56.37
$60.01 to $70.00	1,394,952	2.6	64.53	1,394,952	2.6	64.53
$70.01 to $80.00	1,009,522	4.7	77.57	1,009,522	4.7	77.57
$80.01 to $90.00	909,310	8.1	89.90	–	–	–
$90.01 and over	2,266,051	7.7	99.93	324,995	6.1	96.94

BMO Financial Group 203rd Annual Report 2020	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes additional information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2020	2019	2018
Unrecognized compensation cost for non-vested stock option awards	7	6	5
Total intrinsic value of stock options exercised	18	36	67
Cash proceeds from stock options exercised	35	54	88
Weighted-average share price for stock options exercised (in dollars)	94.44	99.84	102.55

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2020, 2019 and 2018 was $9.46, $10.23 and $11.30, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used for each option pricing assumption:

	2020	2019	2018
Expected dividend yield	4.3%	5.7%	4.1%
Expected share price volatility	15.4%	20.0% – 20.1%	17.0% – 17.3%
Risk-free rate of return	1.9% – 2.0%	2.5%	2.1%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0	6.5 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2020, 2019 and 2018 was $101.47, $89.90 and $100.63, respectively.

Other Share-Based Compensation

Share Purchase Plans

We offer various employee share purchase plans. The largest of these plans provides employees with the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary to a maximum of $100,000. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contributions as employee compensation expense when they are contributed to the plan.

Employee compensation expense related to these plans for the years ended October 31, 2020, 2019 and 2018 was $58 million, $54 million and $51 million, respectively. There were 19.2 million, 18.0 million and 17.8 million common shares held in these plans for the years ended October 31, 2020, 2019 and 2018, respectively.

Compensation Trusts

We sponsor various share ownership arrangements, certain of which are administered through trusts into which our matching contributions are paid.

We are not required to consolidate our compensation trusts. The assets held by the trusts are not included in our consolidated financial statements.

Total assets held under our share ownership arrangements amounted to $1,523 million as at October 31, 2020 ($1,752 million in 2019).

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash settled, they are recorded as liabilities. Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.

Mid-term incentive plan units granted during the years ended October 31, 2020, 2019 and 2018 totalled 5.7 million, 6.3 million and 5.9 million, respectively.

The grant date fair value of these awards as at October 31, 2020, 2019 and 2018 was $568 million, $616 million and $581 million, respectively, for which we recorded employee compensation expense of $363 million, $610 million and $595 million before tax, respectively ($269 million, $448 million and $437 million after tax, respectively). We hedge the impact of the change in market value of our common shares by entering into total return swaps. We also enter into foreign currency swaps to manage the foreign exchange translation from our U.S. businesses. Gains (losses) on total return swaps and foreign currency swaps recognized for the years ended October 31, 2020, 2019 and 2018 were $(175) million, $20 million and $51 million, respectively, resulting in net employee compensation expense of $538 million, $590 million and $544 million, respectively.

A total of 17.0 million, 17.2 million and 17.1 million mid-term incentive plan units were outstanding as at October 31, 2020, 2019 and 2018, respectively, and the intrinsic value of those awards which had vested was $1,019 million, $1,251 million and $1,269 million, respectively. Cash payments made in relation to these liabilities were $635 million, $642 million and $598 million, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as share units of our common shares. These share units are either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid in cash upon the participant’s departure from the bank.

196	BMO Financial Group 203rd Annual Report 2020

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2020, 2019 and 2018 totalled 0.3 million, 0.3 million and 0.3 million, respectively, and the grant date fair value of these units was $23 million, $32 million and $33 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $379 million and $478 million as at October 31, 2020 and 2019, respectively. Payments made under these plans for the years ended October 31, 2020, 2019 and 2018 were $58 million, $59 million and $60 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2020, 2019 and 2018 was $(62) million, $17 million and $27 million before tax, respectively ($(46) million, $12 million and $20 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Gains (losses) on these derivatives recognized for the years ended October 31, 2020, 2019 and 2018 were $(67) million, $4 million and $8 million before tax, respectively. These gains (losses) resulted in net employee compensation expense for the years ended October 31, 2020, 2019 and 2018 of $5 million, $13 million and $19 million before tax, respectively ($3 million, $10 million and $14 million after tax, respectively).

A total of 4.7 million, 4.8 million and 4.9 million deferred incentive plan units were outstanding as at October 31, 2020, 2019 and 2018, respectively.

Note 21: Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements globally that provide pension and other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to employees in some of our subsidiaries. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

During the year ended October 31, 2018, we announced changes to our other employee future benefit plan for Canadian employees that will become mandatory for new retirees beginning January 1, 2021. Plan changes include an increase in the service requirement for eligibility and flexible benefits with employer premium caps. In 2018, we recorded a $277 million benefit from the remeasurement of the benefit liability in non-interest expense, employee compensation, in our Consolidated Statement of Income.

Effective December 31, 2020, the primary defined benefit pension plan for employees in Canada will be closed to new employees hired after that date. Employees hired effective January 1, 2021 and onwards will be eligible to participate in a defined contribution pension plan after a six-month waiting period.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Investment Policy

The defined benefit pension plans are administered under a defined governance structure, with oversight resting with the Board of Directors.

The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and in managing risk. Over the past several years, we have implemented a liability-driven investment strategy for the primary Canadian plan to enhance risk-adjusted returns while reducing the plan’s surplus volatility. This strategy has reduced the impact of the plan on our regulatory capital.

The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

Asset Allocations

The asset allocation ranges and weighted-average actual asset allocations of our primary pension plans, based on fair market values at October 31, are as follows:

	Pension benefit plans
	Target range 2020	Actual 2020	Actual 2019
Equities	20% – 45%	30%	32%
Fixed income investments	35% – 60%	47%	51%
Alternative strategies	15% – 45%	23%	17%

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis.

BMO Financial Group 203rd Annual Report 2020	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risk Management

The defined benefit pension plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including:

•	monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework;
•	stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank;
•	hedging of currency exposures and interest rate risk within policy limits;
•	controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality of debt securities, sector guidelines, issuer/counterparty limits and others; and
•	ongoing monitoring of exposures, performance and risk levels.

Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on the yields of high-quality AA rated corporate bonds with terms matching the plans’ cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expenses are as follows:

Current service cost represents benefits earned in the current year. The cost is determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest on net defined benefit asset or liability represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

Actuarial gains and losses may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.

Plan amendments are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

Settlements occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while the supplementary pension plan in the U.S. is unfunded.

Our other employee future benefit plans in Canada and the United States are either funded or unfunded. Benefit payments related to these plans are paid either through the respective plan or directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our “funding valuation”). An annual funding valuation is performed for our plans in Canada and the United States. The most recent funding valuation for our primary Canadian pension plan was performed as at October 31, 2020 and the most recent funding valuation for our primary U.S. pension plan was performed as at January 1, 2020.

A summary of plan information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2020	2019	2018	2020	2019	2018
Defined benefit obligation	10,493	9,866	8,311	1,290	1,254	1,113
Fair value of plan assets	10,064	9,723	8,719	181	175	153
Surplus (deficit) and net defined benefit asset (liability)	(429)	(143)	408	(1,109)	(1,079)	(960)
Surplus (deficit) is comprised of:
Funded or partially funded plans	(266)	36	573	38	46	37
Unfunded plans	(163)	(179)	(165)	(1,147)	(1,125)	(997)
Surplus (deficit) and net defined benefit asset (liability)	(429)	(143)	408	(1,109)	(1,079)	(960)

198	BMO Financial Group 203rd Annual Report 2020

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2020	2019	2018	2020	2019	2018
Annual benefits expense
Current service cost	249	193	210	11	9	26
Net interest (income) expense on net defined benefit (asset) liability	1	(20)	(10)	32	37	45
Past service cost (income)	–	(5)	7	–	–	(277)
Administrative expenses	5	5	5	–	–	–
Remeasurement of other long-term benefits	–	–	–	10	6	(10)
Benefits expense	255	173	212	53	52	(216)
Canada and Quebec pension plan expense	87	82	76	–	–	–
Defined contribution expense	169	170	153	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	511	425	441	53	52	(216)

Weighted-Average Assumptions

	Pension benefit plans			Other employee future benefit plans
	2020	2019	2018	2020		2019		2018
Defined Benefit Expenses
Discount rate at beginning of year (2)(3)	3.0%	4.0%	3.5%	3.0%		4.1%		3.6%
Rate of compensation increase	2.1%	2.4%	2.4%	2.0%		2.0%		2.0%
Assumed overall health care cost trend rate	na	na	na	4.9%	(1)	4.9%	(1)	4.9%	(1)
Defined Benefit Obligation
Discount rate at end of year	2.7%	3.0%	4.0%	2.7%		3.0%		4.1%
Rate of compensation increase	2.1%	2.1%	2.4%	2.0%		2.0%		2.0%
Assumed overall health care cost trend rate	na	na	na	4.8%	(1)	4.9%	(1)	4.9%	(1)

(1)	Trending to 4.1% in 2040 and remaining at that level thereafter.
(2)	The pension benefit current service cost was calculated using a separate discount rate of 3.10%, 4.10% and 3.70% for 2020, 2019 and 2018, respectively.
(3)	The other employee future benefit plans current service cost was calculated using a separate discount rate of 3.20%, 4.20% and 3.76% for 2020, 2019 and 2018, respectively.

na – not applicable

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2020	2019	2020	2019
Life expectancy for those currently age 65
Males	23.8	23.7	21.7	21.7
Females	24.1	24.1	23.1	23.0
Life expectancy at age 65 for those currently age 45
Males	24.7	24.7	22.9	22.8
Females	25.1	25.0	24.3	24.2

BMO Financial Group 203rd Annual Report 2020	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the estimated financial positions of our defined benefit pension plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2020	2019	2020	2019
Defined benefit obligation
Defined benefit obligation at beginning of year	9,866	8,311	1,254	1,113
U.S. plan merger (1)	–	46	–	–
Current service cost	249	193	11	9
Past service (income)	–	(5)	–	–
Interest cost	286	324	37	44
Benefits paid	(516)	(456)	(48)	(53)
Employee contributions	17	17	5	5
Actuarial (gains) losses due to:
Changes in demographic assumptions	16	(9)	14	(22)
Changes in financial assumptions	484	1,345	50	161
Plan member experience	59	92	(35)	(3)
Foreign exchange and other	32	8	2	–
Defined benefit obligation at end of year	10,493	9,866	1,290	1,254
Wholly or partially funded defined benefit obligation	10,330	9,687	143	129
Unfunded defined benefit obligation	163	179	1,147	1,125
Total defined benefit obligation	10,493	9,866	1,290	1,254
Fair value of plan assets
Fair value of plan assets at beginning of year	9,723	8,719	175	153
U.S. plan merger (1)	–	43	–	–
Interest income	285	344	5	7
Return on plan assets (excluding interest income)	235	795	6	23
Employer contributions	296	256	36	40
Employee contributions	17	17	5	5
Benefits paid	(516)	(456)	(48)	(53)
Administrative expenses	(5)	(5)	–	–
Foreign exchange and other	29	10	2	–
Fair value of plan assets at end of year	10,064	9,723	181	175
(Deficit) and net defined benefit (liability) at end of year	(429)	(143)	(1,109)	(1,079)
Recorded in:
Other assets	124	186	38	46
Other liabilities	(553)	(329)	(1,147)	(1,125)
(Deficit) and net defined benefit (liability) at end of year	(429)	(143)	(1,109)	(1,079)
Actuarial (losses) recognized in other comprehensive income
Net actuarial gains on plan assets	235	795	6	23
Actuarial gains (losses) on defined benefit obligation due to:
Changes in demographic assumptions	(16)	9	(12)	21
Changes in financial assumptions	(484)	(1,345)	(45)	(153)
Plan member experience	(59)	(92)	38	3
Foreign exchange and other	(6)	(9)	–	–
Actuarial (losses) recognized in other comprehensive income for the year	(330)	(642)	(13)	(106)

(1)

In 2019, the benefit obligation and assets related to employees formerly included in a multi-employer plan, which was accounted for as a defined contribution plan, merged with the U.S. defined benefit pension plan. The impact of the merger was recognized as a remeasurement of the U.S. defined benefit pension plan.

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The fair values of plan assets held by our primary plans as at October 31 are as follows:

(Canadian $ in millions)	2020			2019
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Cash and money market funds	208	–	208	156	6	162
Securities issued or guaranteed by:
Canadian federal government	17	54	71	1	57	58
Canadian provincial and municipal governments	308	404	712	334	368	702
U.S. federal government	393	7	400	345	–	345
Pooled funds	1,331	3,442	4,773	1,450	3,204	4,654
Derivative instruments	1	(16)	(15)	–	8	8
Corporate debt	2	1,363	1,365	–	1,354	1,354
Corporate equity	1,255	–	1,255	1,219	–	1,219
	3,515	5,254	8,769	3,505	4,997	8,502

No plan assets are directly invested in the bank’s or related parties’ securities as at October 31, 2020 and 2019. As at October 31, 2020, our primary Canadian plan indirectly held, through pooled funds, approximately $9 million ($10 million in 2019) of our common shares and fixed income securities. The plans do not hold any property we occupy or other assets we use.

The plans paid $3 million in the year ended October 31, 2020 ($3 million in 2019) to the bank and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered.

200	BMO Financial Group 203rd Annual Report 2020

Sensitivity of Assumptions

Key weighted-average assumptions used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

		Defined benefit obligation
(Canadian $ in millions, except as noted)		Pension benefit plans	Other employee future benefit plans
Discount rate (%)		2.7	2.7
Impact of:	1% increase ($)	(1,161)	(120)
	1% decrease ($)	1,479	148
Rate of compensation increase (%)		2.1	2.0
Impact of:	0.25% increase ($)	55	–	(1)
	0.25% decrease ($)	(54)	–	(1)
Mortality
Impact of:	1 year shorter life expectancy ($)	(202)	(32)
	1 year longer life expectancy ($)	199	32
Assumed overall health care cost trend rate (%)		na	4.8	(2)
Impact of:	1% increase ($)	na	53
	1% decrease ($)	na	(51)

(1)	The change in this assumption is immaterial.
(2)	Trending to 4.1% in 2040 and remaining at that level thereafter.

na – not applicable

Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2020	2019
Canadian pension plans	15.4	15.2
U.S. pension plans	9.9	7.9
Canadian other employee future benefit plans	14.3	14.5

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2020	2019	2018	2020	2019	2018
Contributions to defined benefit plans	251	203	154	–	–	–
Contributions to defined contribution plans	169	170	153	–	–	–
Benefits paid directly to pensioners	45	53	59	36	40	35
	465	426	366	36	40	35

Our best estimate of the contributions and benefits paid directly to pensioners we expect to make for the year ending October 31, 2021 is approximately $300 million for our defined benefit pension plans and $45 million for our other employee future benefit plans. Benefit payments for the year ending October 31, 2021 are estimated to be $550 million.

Note 22: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our subsidiaries, as noted below.

In addition, we record an income tax expense or benefit in other comprehensive income or directly in equity when the taxes relate to amounts recorded in other comprehensive income or equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gains (losses) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized either in other comprehensive income or directly in equity. Current and deferred taxes are offset only when they are levied by the same tax authority, on the same entity or group of entities, and when there is a legal right to offset.

Included in deferred income tax assets is $20 million ($26 million in 2019) related to Canadian tax loss carryforwards that will expire in 2037, $75 million ($289 million in 2019) related to both U.S. tax loss carryforwards and tax credits that will expire in various amounts in U.S. taxation years from 2021 through 2040 and $16 million ($19 million in 2019) related to United Kingdom (U.K.) tax loss carryforwards that are available for use indefinitely against relevant profits generated in the U.K. On the evidence available, including management projections of income, we believe that it is probable there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2020 is $113 million ($127 million in 2019), of which $7 million ($3 million in 2019) is scheduled to expire within five years. Deferred tax assets have not been recognized in respect of these items because it is not probable that these assets will be realized.

BMO Financial Group 203rd Annual Report 2020	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income that we earn through our foreign subsidiaries is generally taxed in the foreign country in which they operate. Income that we earn through our foreign branches is also generally taxed in the foreign country in which they operate. Canada also taxes the income we earn through foreign branches and a credit is allowed for certain foreign taxes paid on such income. Repatriation of earnings from certain foreign subsidiaries would require us to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded a related deferred income tax liability. The taxable temporary differences associated with the repatriation of earnings from investments in certain subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized totalled $16 billion as at October 31, 2020 ($15 billion in 2019).

Provision for Income Taxes

(Canadian $ in millions)	2020	2019	2018
Consolidated Statement of Income
Current
Provision for income taxes for the current period	1,154	1,198	1,340
Adjustments for prior periods	10	(14)	20
Deferred
Origination and reversal of temporary differences	91	327	268
Effect of changes in tax rates	(4)	3	425
Previously unrecognized tax loss, tax credit or temporary difference for a prior period	–	–	(92)
	1,251	1,514	1,961
Other Comprehensive Income and Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on FVOCI debt securities	143	140	(69)
Reclassification to earnings of (gains) on FVOCI debt securities	(25)	(26)	(23)
Gains (losses) on derivatives designated as cash flow hedges	541	521	(432)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges	(16)	51	121
Unrealized (losses) on hedges of net foreign operations	(35)	(4)	(56)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(88)	(196)	111
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(10)	27	(6)
Unrealized gains on FVOCI equity securities	–	1	–
Share-based compensation	3	–	10
	513	514	(344)
Total provision for income taxes	1,764	2,028	1,617

Components of Total Provision for Income Taxes (Canadian $ in millions)	2020	2019	2018
Canada: Current income taxes
Federal	694	791	501
Provincial	402	465	299
	1,096	1,256	800
Canada: Deferred income taxes
Federal	(11)	(113)	(44)
Provincial	(6)	(66)	(27)
	(17)	(179)	(71)
Total Canadian	1,079	1,077	729
Foreign: Current income taxes	450	308	233
Deferred income taxes	235	643	655
Total foreign	685	951	888
Total provision for income taxes	1,764	2,028	1,617

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2020		2019		2018
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,688	26.6%	1,934	26.6%	1,972	26.6%
Increase (decrease) resulting from:
Tax-exempt income from securities	(247)	(3.9)	(220)	(3.0)	(226)	(3.0)
Foreign operations subject to different tax rates	(175)	(2.8)	(158)	(2.2)	(110)	(1.5)
Change in tax rate for deferred income taxes	(4)	(0.1)	3	–	425	5.7
Previously unrecognized tax loss, tax credit or temporary difference for a prior period	–	–	–	–	(92)	(1.2)
Income attributable to investments in associates and joint ventures	(39)	(0.6)	(37)	(0.5)	(39)	(0.5)
Other	28	0.5	(8)	(0.1)	31	0.4
Provision for income taxes in the Consolidated Statement of Income and effective tax rate	1,251	19.7%	1,514	20.8%	1,961	26.5%

202	BMO Financial Group 203rd Annual Report 2020

Components of Deferred Income Tax Balances

(Canadian $ in millions)
Deferred Income Tax Asset (Liability)	Net asset, November 1, 2019 (1)	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2020
Allowance for credit losses	511	334	–	4	849
Employee future benefits	325	11	1	–	337
Deferred compensation benefits	483	(69)	–	2	416
Other comprehensive income	(143)	–	(218)	3	(358)
Tax loss carryforwards	145	(59)	–	1	87
Tax credits	189	(189)	–	31	31
Premises and equipment	(282)	(78)	–	(1)	(361)
Pension benefits	27	(35)	86	–	78
Goodwill and intangible assets	(217)	(18)	–	(2)	(237)
Securities	50	(39)	–	–	11
Other	441	55	–	16	512
Net deferred tax assets (liabilities)	1,529	(87)	(131)	54	1,365
Comprising
Deferred tax assets	1,589				1,473
Deferred tax liabilities	(60)				(108)
Net deferred tax assets (liabilities)	1,529				1,365

(Canadian $ in millions)
Deferred Income Tax Asset (Liability)	Net asset, November 1, 2018	Benefit (expense) to income statement	Benefit (expense) to equity	Translation and other	Net asset, October 31, 2019
Allowance for credit losses	484	23	–	4	511
Employee future benefits	282	12	31	–	325
Deferred compensation benefits	494	(12)	–	1	483
Other comprehensive income	195	–	(331)	(7)	(143)
Tax loss carryforwards	606	(462)	–	1	145
Tax credits	415	(228)	–	2	189
Premises and equipment	(515)	234	–	(1)	(282)
Pension benefits	(121)	(18)	166	–	27
Goodwill and intangible assets	(201)	(14)	–	(2)	(217)
Securities	38	12	–	–	50
Other	288	123	–	9	420
Net deferred tax assets (liabilities)	1,965	(330)	(134)	7	1,508
Comprising
Deferred tax assets	2,039				1,568
Deferred tax liabilities	(74)				(60)
Net deferred tax assets (liabilities)	1,965				1,508

(1)	Includes IFRS 16 adoption adjustment of $21 million (refer to Note 1).

The Canada Revenue Agency (CRA) has reassessed us for additional income tax and interest in an amount of approximately $941 million, to date, in respect of certain 2011–2015 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA were prospectively addressed in the 2015 and 2018 Canadian federal budgets. In the future, we expect to be reassessed for significant income tax for similar activities in subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

On December 22, 2017, the U.S. government enacted new tax legislation that became effective on January 1, 2018. Under the new legislation, our U.S. net deferred tax asset was revalued by $483 million because of the lower income tax rate. The $483 million revaluation is comprised of a $425 million income tax expense recorded in our Consolidated Statement of Income, and a $58 million income tax charge recorded in other comprehensive income and equity for the year ended October 31, 2018.

BMO Financial Group 203rd Annual Report 2020	203

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23: Earnings Per Share

Basic earnings per share is calculated by dividing net income, after deducting dividends on preferred shares and distributions on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following table presents our basic and diluted earnings per share:

Basic Earnings Per Common Share (Canadian $ in millions, except as noted)	2020	2019	2018
Net income	5,097	5,758	5,453
Dividends on preferred shares and distributions on other equity instruments	(247)	(211)	(184)
Net income available to common shareholders	4,850	5,547	5,269
Weighted-average number of common shares outstanding (in thousands)	641,424	638,881	642,930
Basic earnings per common share (Canadian $)	7.56	8.68	8.19

Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	4,850	5,547	5,269
Weighted-average number of common shares outstanding (in thousands)	641,424	638,881	642,930
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,433	5,326	5,876
Common shares potentially repurchased	(2,729)	(3,847)	(3,893)
Weighted-average number of diluted common shares outstanding (in thousands)	642,128	640,360	644,913
Diluted earnings per common share (Canadian $)	7.55	8.66	8.17

(1)

In computing diluted earnings per share, we excluded average stock options outstanding of 3,146,040, 1,177,152 and 1,101,938 with weighted-average exercise prices of $99.57, $101.83 and $127.45 for the years ended October 31, 2020, 2019 and 2018, respectively, as the average share price for the period did not exceed the exercise price.

Note 24: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities

In the normal course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 8). For guarantees that do not qualify as derivatives, the liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and our best estimate of the amount required to settle the obligation. Any change in the liability is reported in our Consolidated Statement of Income.

We enter into a variety of commitments, including off-balance sheet credit instruments, such as backstop liquidity facilities, securities lending, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with our collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for these instruments using the same credit risk process that is applied to loans and other credit assets.

The maximum amount payable related to our various commitments is as follows:

(Canadian $ in millions)	2020	2019
Financial Guarantees
Standby letters of credit	23,144	21,395
Credit default swaps (1)	1,795	2,068
Other Credit Instruments
Backstop liquidity facilities	5,601	5,550
Securities lending	4,349	4,102
Documentary and commercial letters of credit	1,034	1,272
Commitments to extend credit (2)	175,689	158,533
Other commitments	5,302	5,181
Total	216,914	198,101

(1)	The fair value of the related derivatives included in our Consolidated Balance Sheet was $(8) million as at October 31, 2020 ($43 million in 2019).
(2)	Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

204	BMO Financial Group 203rd Annual Report 2020

Financial Guarantees

Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt directly provided to a third party.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than one year to 10 years. Refer to Note 8 for details.

Other Credit Instruments

Backstop liquidity facilities are provided to ABCP programs administered by either us or third parties as an alternative source of financing when ABCP markets cannot be accessed. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of insolvency of the borrower and generally do not require us to advance money against non-performing or defaulted assets. The average term of these liquidity facilities is approximately 1 year.

We lend eligible customers’ securities to third-party borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we may provide indemnification to clients against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral that is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis.

Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

Other commitments include commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we, alone or together with a syndicate of financial institutions, purchase the new issue for resale to investors.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, director contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and central counterparties. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of material loss to be remote.

Pledged Assets and Collateral

In the ordinary course of business, we enter into trading, lending and borrowing activities that require us to pledge assets or provide collateral. Pledging and collateral transactions are typically conducted under terms and conditions that are usual and customary to these activities. If there is no default, the securities or their equivalents must be returned by the pledgee upon satisfaction of the obligation.

BMO Financial Group 203rd Annual Report 2020	205

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)	2020	2019
Bank Assets
Cash and due from banks	111	1,895
Securities (1)(2)	75,104	71,001
Loans (2)	58,974	73,838
Other assets	6,344	3,722
	140,533	150,456
Third-party Assets (3)
Collateral received and available for sale or re-pledging	169,197	162,879
Less: Collateral not sold or re-pledged	(58,312)	(50,192)
	110,885	112,687
	251,418	263,143

(Canadian $ in millions)	2020	2019
Uses of pledged assets and collateral
Clearing systems, payment systems and depositories	7,550	4,958
Foreign governments and central banks	111	1,895
Obligations related to securities sold short	29,376	26,253
Obligations related to securities sold under repurchase agreements	80,962	73,696
Securities borrowing and lending	58,791	67,758
Derivatives transactions	9,613	9,614
Securitization	31,417	31,713
Covered bonds	25,948	27,208
Other	7,650	20,048
Total pledged assets and collateral	251,418	263,143

(1)	Includes NHA mortgage-backed securities of $6,121 million, which are included in loans on the Consolidated Balance Sheet ($3,688 million in 2019).
(2)	Includes encumbered assets relating to Large Value Transfer System.
(3)	Includes on-balance sheet securities borrowed or purchased under resale agreements and available off-balance sheet collateral received.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term. Leases that we have signed but have not yet taken possession of, were $991 million as at October 31, 2020.

Provisions and Contingent Liabilities

Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations for which we can reliably estimate the obligation, and it is probable we will be required to settle the obligation. We recognize as a provision our best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations. Provisions are recorded in other liabilities on the Consolidated Balance Sheet. Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control, and are not included in the table below.

Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

During the year, an Ontario court made a liability finding and awarded an accounting of profits in a class action involving BMO Nesbitt Burns Inc., BMO InvestorLine Inc. and BMO Trust Company regarding disclosures of foreign exchange conversion spreads when converting foreign exchange in registered accounts. The monetary award will be determined at a court hearing in Q1 2021 based on an amount of $102.9 million, less reasonable expenses, plus prejudgment interest. The lawsuit claimed monetary awards up to $419 million (at May 2019). We have appealed the decision. The Plaintiffs have also appealed. An appropriate provision is in place.

Restructuring Charges

Provisions for restructuring charges as at October 31, 2020 are $336 million ($603 million as at October 31, 2019) which includes severance related costs to improve efficiency, and accelerate delivery against key bank-wide initiatives focused on digitization, organizational redesign and simplification of the way we do our business. This represents our best estimate of the amount that will ultimately be paid out.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2020	2019
Balance at beginning of year	680	284
Additional provisions/increase in provisions	141	666
Provisions utilized	(334)	(251)
Amounts reversed	(16)	(32)
Foreign exchange and other	1	13
Balance at end of year (1)	472	680

(1)	Balance includes severance obligations, restructuring charges and legal provisions.

206	BMO Financial Group 203rd Annual Report 2020

Note 25: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures, such as net income, revenue growth, return on equity, and non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (P&C) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (Canadian P&C) provides a full range of financial products and services to eight million customers. Personal Banking provides financial solutions through a network of almost 900 branches, contact centres, digital banking platforms and over 3,200 automated teller machines. Commercial Banking serves clients across Canada and delivers sector and industry expertise, as well as a local presence.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (U.S. P&C) offers a broad range of products and services. Our retail and small and mid-sized business banking customers are served through our branches, contact centres, online and mobile banking platforms, and automated banking machines across eight states. Commercial Banking serves clients across the United States and deliver sector and industry expertise and local presence.

BMO Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services, including insurance products.

BMO Capital Markets

BMO Capital Markets (BMO CM) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Global Markets lines of business, we operate in 35 locations around the world, including 22 offices in North America.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology including data and analytics, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO WM and BMO CM), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments and residual unallocated expenses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. Income taxes presented below may not be reflective of taxes paid in each jurisdiction in which we operate. Income taxes are generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities specific to each segment. A notable accounting measurement difference is the taxable equivalent basis adjustment, as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform with the current year’s presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (teb) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. The teb adjustment for the year ended October 31, 2020 was $335 million ($296 million in 2019 and $313 million in 2018).

BMO Financial Group 203rd Annual Report 2020	207

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. Overhead expenses are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services. These inter-group allocations are also applied to the geographic segmentation.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
2020
Net interest income (2)	6,105	4,345	900	3,320	(699)	13,971
Non-interest revenue	1,930	1,186	5,808	2,006	285	11,215
Total Revenue	8,035	5,531	6,708	5,326	(414)	25,186
Provision for (recovery of) credit losses on impaired loans	787	418	4	310	3	1,522
Provision for (recovery of) credit losses on performing loans	623	441	18	349	–	1,431
Total provision for (recovery of) credit losses	1,410	859	22	659	3	2,953
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,708	–	–	1,708
Depreciation and amortization	505	554	324	235	–	1,618
Non-interest expense	3,385	2,521	3,195	3,001	457	12,559
Income (loss) before taxes	2,735	1,597	1,459	1,431	(874)	6,348
Provision for (recovery of) income taxes	707	320	363	344	(483)	1,251
Reported net income (loss)	2,028	1,277	1,096	1,087	(391)	5,097
Average Assets	251,471	137,644	45,573	369,518	138,244	942,450

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
2019
Net interest income (2)	5,885	4,216	935	2,390	(538)	12,888
Non-interest revenue	2,099	1,162	6,727	2,369	238	12,595
Total Revenue	7,984	5,378	7,662	4,759	(300)	25,483
Provision for (recovery of) credit losses on impaired loans	544	160	2	52	(7)	751
Provision for (recovery of) credit losses on performing loans	63	37	(2)	28	(5)	121
Total provision for (recovery of) credit losses	607	197	–	80	(12)	872
Insurance claims, commissions and changes in policy benefit liabilities	–	–	2,709	–	–	2,709
Depreciation and amortization	340	449	264	152	–	1,205
Non-interest expense	3,496	2,687	3,259	3,127	856	13,425
Income (loss) before taxes	3,541	2,045	1,430	1,400	(1,144)	7,272
Provision for (recovery of) income taxes	917	434	371	309	(517)	1,514
Reported net income (loss)	2,624	1,611	1,059	1,091	(627)	5,758
Average Assets	237,741	126,539	40,951	342,626	85,395	833,252

(Canadian $ in millions)	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
2018
Net interest income (2)	5,546	3,844	826	1,780	(558)	11,438
Non-interest revenue	2,040	1,096	5,475	2,608	248	11,467
Total Revenue	7,586	4,940	6,301	4,388	(310)	22,905
Provision for (recovery of) credit losses on impaired loans	466	258	6	(17)	(13)	700
Provision for (recovery of) credit losses on performing loans	3	(38)	–	(1)	(2)	(38)
Total provision for (recovery of) credit losses	469	220	6	(18)	(15)	662
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,352	–	–	1,352
Depreciation and amortization	320	448	233	126	–	1,127
Non-interest expense	3,361	2,516	3,284	2,753	436	12,350
Income (loss) before taxes	3,436	1,756	1,426	1,527	(731)	7,414
Provision for (recovery of) income taxes	882	359	354	368	(2)	1,961
Reported net income (loss)	2,554	1,397	1,072	1,159	(729)	5,453
Average Assets	224,310	110,303	35,913	307,357	76,412	754,295

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

208	BMO Financial Group 203rd Annual Report 2020

Geographic Information

We operate primarily in Canada and the United States, but we also have operations in the U.K., Europe, the Caribbean and Asia, which are grouped in other countries in the table below. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

Our results and average assets, grouped by geographic region, are as follows:

(Canadian $ in millions)	Canada	United States	Other countries	Total
2020
Total Revenue	14,515	8,659	2,012	25,186
Income before taxes	3,815	1,891	642	6,348
Reported net income	3,021	1,554	522	5,097
Average Assets	522,155	361,651	58,644	942,450

(Canadian $ in millions)	Canada	United States	Other countries	Total
2019
Total Revenue	14,998	8,282	2,203	25,483
Income before taxes	4,218	2,367	687	7,272
Reported net income	3,313	1,903	542	5,758
Average Assets	462,427	316,983	53,842	833,252

(Canadian $ in millions)	Canada	United States	Other countries	Total
2018
Total Revenue	13,506	7,273	2,126	22,905
Income before taxes	4,746	1,871	797	7,414
Reported net income	3,728	1,100	625	5,453
Average Assets	433,843	277,764	42,688	754,295

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 203rd Annual Report 2020	209

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26: Significant Subsidiaries

As at October 31, 2020, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

Significant subsidiaries (1) (2)	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal (China) Co. Ltd.	Beijing, China	453
Bank of Montreal Europe plc	Dublin, Ireland	1,055
Bank of Montreal Holding Inc. and subsidiaries, including:	Toronto, Canada	33,280
Bank of Montreal Mortgage Corporation	Calgary, Canada
BMO Mortgage Corp.	Vancouver, Canada
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michaels, Barbados
BMO Nesbitt Burns Holdings Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Investments Inc.	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canada
BMO Capital Markets Limited	London, England	295
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	25,789
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Family Office, LLC	Palo Alto, United States
BMO Harris Bank National Association and subsidiaries, including:	Chicago, United States
BMO Harris Investment Company LLC	Chicago, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Global Asset Management (Asia) Limited	Hong Kong, China	5
BMO Global Asset Management (Europe) Limited and subsidiaries, including:	London, England	657
BMO Asset Management (Holdings) plc and subsidiaries	London, England
BMO Life Insurance Company and subsidiaries, including:	Toronto, Canada	1,208
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	588
BMO Trustee Asia Limited	Hong Kong, China	3
LGM Investments Limited	London, England	39
Pyrford International Limited	London, England	59

(1)

Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for BMO Financial Corp., BMO Asset Management Corp., BMO Capital Markets Corp., BMO Harris Financial Advisors, Inc., BMO Harris Financing, Inc., and BMO Family Office, LLC, which are incorporated under the laws of the state of Delaware, United States. BMO Asset Management (Holdings) plc is incorporated under the laws of Scotland. BMO Harris Investment Company LLC is organized under the laws of the state of Nevada, United States.

(2)	Unless otherwise noted, the bank, either directly or indirectly through its subsidiaries, owns 100% of the outstanding voting shares of each subsidiary.

Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

•	Assets pledged as security for various liabilities we incur. Refer to Note 24 for details.
•	Assets of our consolidated structured entities that are held for the benefit of the note holders. Refer to Note 7 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 12 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements.
•	Funds required to be held with central banks. Refer to Note 2 for details.

210	BMO Financial Group 203rd Annual Report 2020

Note 27: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, employee future benefit plans and key management personnel and their close family members. Close family members include spouses, common-law partners and dependent minors. Transactions with our subsidiaries are eliminated on consolidation, and are not disclosed as related party transactions.

Key Management Personnel Compensation

Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (directors) and certain senior executives.

The following table presents the compensation of our key management personnel:

(Canadian $ in millions)	2020	2019	2018
Base salary and incentives	20	22	21
Post-employment benefits	3	2	2
Share-based payments (1)	32	43	31
Total key management personnel compensation	55	67	54

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We offer senior executives market interest rates on credit card balances, a fee-based subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. At October 31, 2020, loans to key management personnel totalled $19 million ($21 million in 2019). We have no provision for credit losses related to these amounts as at October 31, 2020 and 2019.

Directors receive a specified amount of their annual retainer in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eight times greater than their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. They may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.

Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainer and other fees in the form of deferred stock units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services.

The following table presents the carrying amount of our interests in joint ventures and associates accounted for under the equity method as well as our share of the income of those entities:

(Canadian $ in millions)	Joint ventures		Associates
	2020	2019	2020	2019
Carrying amount	412	343	573	501
Share of net income	99	99	62	52

We do not have any joint ventures or associates that are individually material to our consolidated financial statements.

The following table presents transactions with our joint ventures and associates:

(Canadian $ in millions)	2020	2019
Loans	155	169
Deposits	115	106
Fees paid for services received	63	69
Guarantees and commitments	57	76

BMO Financial Group 203rd Annual Report 2020	211

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items, as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Pages 89, 114

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Pages 71, 102

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Pages 64, 102

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items which may include a portion of expected credit loss provisions.

Common Equity Tier 1 Ratio reflects CET1 capital divided by risk-weighted assets.

Pages 22, 63, 64

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal & regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics and innovation. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner using adjusted net income.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise, and allows returns to be measured on a consistent basis across such risks. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Environmental and Social Risk is the potential for loss or harm resulting from environmental or social impacts or concerns, including climate change, related to BMO or its customers.

Fair Value is the amount of consideration that would be agreed upon in an arm’s- length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced. It generally entails the inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of BMO’s insurance products, comprised of life insurance, annuities, which includes the pension risk transfer business, accident and sickness, and creditor insurance, as well as in the reinsurance business.

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risks of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legislative or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain BMO’s reputation.

Leverage Exposures consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 capital divided by the leverage exposures.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a regulatory-prescribed stress scenario.

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in BMO’s trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using average total assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

212	BMO Financial Group 203rd Annual Report 2020

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operational Risk is the potential for loss or harm resulting from inadequate or failed internal processes or systems, human errors or misconduct or external events, but excludes business risk, credit risk, market risk, liquidity risk and other financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. The PCL can be comprised of both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Pages 31, 88

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders adjusted for the amortization of acquisition-related intangible assets as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The term is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss or harm due to changes in the external business environment and failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. The bank is required to consolidate an SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of BMO’s returns.

Structural (Non-Trading) Market Risk is comprised of interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•  Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•  Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•  Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•  Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•  Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•  Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•  Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in BMO’s MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources.

Tier 1 Capital is comprised of CET1 and Additional Tier 1 (AT1) Capital. AT1 capital consists of preferred shares and other AT1 capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 capital divided by risk-weighted assets.

Tier 2 capital is comprised of subordinated debentures and may include certain loan loss allowances less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 capital.

Total Capital Ratio reflects Total capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) is comprised of total capital and senior unsecured debt subject to the Canadian Bail-In Regime. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Total Loss Absorbing Capacity (TLAC) Ratio reflects the TLAC measure divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by the leverage exposures.

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading and Underwriting Market Risk gives rise to market risk associated with buying and selling financial products in the course of meeting customer requirements, including market making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group 203rd Annual Report 2020	213

Where to Find More Information

Corporate Governance

Our website provides information on our corporate governance practices, including our code of conduct, our director independence standards and our board mandate and committee charters.

www.bmo.com/corporategovernance

Management Proxy Circular

www.bmo.com/corporategovernance

Stock Exchange Governance Requirements

A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards and NASDAQ Stock Market Rules is posted on our website.

www.bmo.com/corporategovernance

Sustainability Performance

BMO's *Sustainability Report and Public Accountability Statement (PAS)* outlines how we govern, manage, measure and disclose the environmental and social risks and opportunities related to our business, while creating value for our many stakeholders. We use the Global Reporting Initiative (GRI) Standards as a framework for reporting on our sustainability performance, along with other internationally recognized standards, including those issued by the Sustainability Accounting Standards Board (SASB). The 2020 Sustainability Report/PAS will be available on our website in December 2020.

www.bmo.com/corporateresponsibility

Have Your Say

Shareholders

Contact our Transfer Agent and Registrar for:

- Dividend information
- Change in share registration or address
- Lost certificates
- Estate transfers
- Duplicate mailings
- Direct registration

International
Call: **514-982-7800** Fax: **416-263-9394**

Computershare Trust Company, N.A.
Co-Transfer Agent (U.S.)

Online filing information:

BMO filings in Canada
Canadian Securities Administrators
www.sedar.com

BMO filings in the United States
Securities and Exchange Commission
www.sec.gov/edgar.shtml

For all other shareholder inquiries:

Institutional Investors and Research Analysts

To obtain additional financial information:

Employees

For information on BMO's Employee Share Ownership Plan:

Call: **1-877-266-6789**

General

Corporate Communications Department
BMO Financial Group
100 King Street West, 28th floor
Toronto, ON M5X 1A1

On peut obtenir sur demande un exemplaire en français.
www.bmo.com

Customers

For assistance with your investment portfolio or other financial needs:

BMO Bank of Montreal
English and French: **1-877-225-5266**
Cantonese and Mandarin: **1-800-665-8800**
Outside Canada and the continental United States: **514-881-3845**
TTY service for hearing impaired customers: **1-866-889-0889**
www.bmo.com

BMO InvestorLine: 1-888-776-6886
www.bmoinvestorline.com

BMO Harris Bank
United States: **1-888-340-2265**
Outside the United States: **1-847-238-2265**
www.bmoharris.com

BMO Nesbitt Burns: 416-359-4000
www.bmonesbittburns.com

214 BMO Financial Group 203rd Annual Report 2020

Where to Find More Information Corporate Governance Shareholders Institutional Investors Our website provides information on our Contact our Transfer Agent and Registrar for: and Research Analysts corporate governance practices, including our Dividend information To obtain additional financial information: code of conduct, our director independence Change in share registration or address standards and our board mandate and Investor Relations Department Lost certificates committee charters. BMO Financial Group Estate transfers 10th Floor, 1 First Canadian Place Duplicate mailings www.bmo.com/corporategovernance Direct registration Toronto, ON M5X 1A1 Email: investor.relations@bmo.com Management Proxy Circular Computershare Trust Company of Canada 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1 Our management proxy circular contains Employees Email: service@computershare.com For information on BMO’s Employee Share information on our directors, board committee www.computershare.com/ca/en reports and a detailed discussion of our corporate Canada and the United States Ownership Plan: governance practices. It will be published in Call: 1-877-266-6789 Call: 1-800-340-5021 Fax: 1-888-453-0330 March 2021 and will be available on our website. www.bmo.com/corporategovernance International Call: 514-982-7800 Fax: 416-263-9394 General To obtain printed copies of the Computershare Trust Company, N.A. Stock Exchange annual report or make inquiries Co-Transfer Agent (U.S.) Governance Requirements about company news and initiatives: Computershare Investor Services PLC is the A summary of the significant ways in which Corporate Communications Department Transfer Agent and Registrar for common shares our corporate governance practices differ BMO Financial Group in Bristol, United Kingdom from the corporate governance practices 100 King Street West, 28th floor required to be followed by U.S. domestic Toronto, ON M5X 1A1 companies under New York Stock Exchange Online filing information: On peut obtenir sur demande Listing Standards and NASDAQ Stock Market BMO filings in Canada un exemplaire en français. Rules is posted on our website. Canadian Securities Administrators www.bmo.com www.sedar.com www.bmo.com/corporategovernance BMO filings in the United States Customers Sustainability Performance Securities and Exchange Commission For assistance with your investment portfolio www.sec.gov/edgar.shtml or other financial needs: BMO’s Sustainability Report and Public Accountability Statement (PAS) outlines how BMO Bank of Montreal we govern, manage, measure and disclose For all other shareholder inquiries: English and French: 1-877-225-5266 Cantonese and Mandarin: 1-800-665-8800 the environmental and social risks and Shareholder Services Outside Canada and the continental United States: opportunities related to our business, while BMO Financial Group 514-881-3845 creating value for our many stakeholders. Corporate Secretary’s Office TTY service for hearing impaired customers: We use the Global Reporting Initiative (GRI) 21st Floor, 1 First Canadian Place 1-866-889-0889 Standards as a framework for reporting on our Toronto, ON M5X 1A1 www.bmo.com sustainability performance, along with other Email: corp.secretary@bmo.com BMO InvestorLine: 1-888-776-6886 internationally recognized standards, including Call: 416-867-6785 Fax: 416-867-6793 www.bmoinvestorline.com those issued by the Sustainability Accounting BMO Harris Bank Standards Board (SASB). The 2020 Sustainability United States: 1-888-340-2265 Report/PAS will be available on our website in Outside the United States: 1-847-238-2265 December 2020. www.bmoharris.com www.bmo.com/corporateresponsibility BMO Nesbitt Burns: 416-359-4000 www.bmonesbittburns.com Have Your Say If you have a question you would like to ask at our annual meeting of shareholders, you The following are trademarks of Bank of Montreal or its subsidiaries: can submit your question during the webcast. BMO and the M-bar roundel symbol; BMO Capital Markets; BMO Financial Group; BMO Global Asset Management; BMO Harris Bank; BMO Private Banking; BMO Private Wealth; BMO Wealth Management; Boldly Grow the Good; You can also submit a question to the board adviceDirect; BMO Quickpay; BMO EMpower; and InvestorLine. by writing to the Corporate Secretary at The following are trademarks owned by other parties: Corporate Secretary’s Office, 21st Floor, Mastercard is a trademark of Mastercard International Incorporated 1 First Canadian Place, Toronto, ON M5X 1A1, Bloomberg is a trademark of Bloomberg Finance L.P. or by emailing corp.secretary@bmo.com. The Wall Street Journal is a trademark of Dow Jones & Company, Inc. J.D. Power is a trademark of J.D. Power Net Promoter Score is a trademark of Bain & Company Inc. Plex is a trademark of Plex, Inc. Google Pay is a trademark of Google LLC 214 BMO Financial Group 203rd Annual Report 2020

Shareholder Information

Market for Shares of Bank of Montreal

Common Share Trading in Fiscal 2020

Primary stock exchanges	Ticker	Closing price October 31, 2020	High	Low	Total volume of shares traded
TSX	BMO	**$79.33**	$104.43	$56.24	731.6 million
NYSE	BMO	**US$59.47**	US$79.77	US$38.71	55.9 million

Common Share History

Important Dates

Further details will be made available on our website:

www.bmo.com/investorrelations

2021 Dividend Payment Dates*

Common and preferred shares record dates	Common shares payment dates	Preferred shares payment dates
February 1	**February 26**	**February 25**
May 3	**May 26**	**May 25**
August 3	**August 26**	**August 25**
November 1	**November 26**	**November 25**

*Subject to approval by the Board of Directors.

Managing Your Shares

Our Transfer Agent and Registrar
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Montreal, Toronto, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in Bristol, United Kingdom and Canton, Massachusetts, respectively. See previous page for contact information.

Reinvesting Your Dividends and Purchasing Additional Common Shares
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.

Your vote matters.

Look out for your proxy circular in March and remember to vote.

Employee Ownership*

84.3% of Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to the company.

*As at October 31, 2020.

Credit Ratings
Credit rating information appears on page 103 of this annual report and on our website.

www.bmo.com/creditratings

Personal Information Security
We advise our shareholders to be diligent in protecting their personal information. Details are available on our website.

www.bmo.com/security

Auditors KPMG LLP

Strategic design: Ove Brand | Design: www.ovedesign.com | Photography: Kevin Netz (cover); Flint Chaney (page 8)

Shareholder Information Market for Shares of Bank of Montreal The common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The preferred shares of Bank of Montreal are listed on the TSX. Your vote Common Share Trading in Fiscal 2020 matters. Primary stock Closing price Total volume of exchanges Ticker October 31, 2020 High Low shares traded Look out for TSX BMO $79.33 $104.43 $56.24 731.6 million NYSE BMO US$59.47 US$79.77 US$38.71 55.9 million your proxy circular in March Common Share History and remember Date Action Common share effect to vote. March 14, 2001 100% stock dividend Equivalent to a 2-for-1 stock split March 20, 1993 100% stock dividend Equivalent to a 2-for-1 stock split June 23, 1967 Stock split 5-for-1 stock split Important Dates Employee Ownership* Fiscal Year End October 31 84.3% of Canadian employees participate Annual Meeting April 7, 2021 | 9:30 a.m. ET in the BMO Employee Share Ownership Plan – a clear indication of their Further details will be made available on our website: commitment to the company. www.bmo.com/investorrelations *As at October 31, 2020. Credit Ratings 2021 Dividend Payment Dates* Common and preferred Common shares Preferred shares Credit rating information appears on page 103 shares record dates payment dates payment dates of this annual report and on our website. www.bmo.com/creditratings February 1 February 26 February 25 May 3 May 26 May 25 Direct Deposit August 3 August 26 August 25 You can choose to have your dividends November 1 November 26 November 25 deposited directly to an account in any financial institution in Canada or the United *Subject to approval by the Board of Directors. States that provides electronic funds transfer. The Bank Act prohibits a bank from declaring or paying a dividend if it is or would thereby be in Personal Information Security contravention of regulations or an order from the Superintendent of Financial Institutions Canada dealing with adequacy of capital or liquidity. Currently, this limitation does not restrict the payment of dividends We advise our shareholders to be diligent in Kevin Netz (cover); Flint Chaney (page 8) on Bank of Montreal’s common or preferred shares. protecting their personal information. Details Photography: are available on our website. www.bmo.com/security | Managing Your Shares Auditors KPMG LLP com ovedesign. Our Transfer Agent and Registrar Reinvesting Your Dividends and Computershare Trust Company of Canada serves Purchasing Additional Common Shares as Transfer Agent and Registrar for common Through the Shareholder Dividend www. and preferred shares, with transfer facilities in Reinvestment and Share Purchase Plan, Montreal, Toronto, Calgary and Vancouver. you can reinvest cash dividends from your Computershare Investor Services PLC and BMO common shares to purchase additional Computershare Trust Company, N.A. serve as BMO common shares without paying a Transfer Agents and Registrars for common commission or service charge. You can also shares in Bristol, United Kingdom and Canton, purchase additional common shares in Massachusetts, respectively. See previous amounts up to $40,000 per fiscal year. page for contact information. Contact Computershare Trust Company of Strategic design: Ove Brand|Design Canada or Shareholder Services for details.

To find out more about who we are, what we do, and what matters to us, visit us at: bmo.com/about @BMO @lifeatBMO